As confidentially submitted to the Securities and Exchange Commission on October 15, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SHINNITTETSU SUMIKIN KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

NIPPON STEEL & SUMITOMO METAL CORPORATION

(Translation of registrant name into English)

Japan	3312	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6-1, Marunouchi 2-chome,

Chiyoda-ku, Tokyo 100-8071, Japan,

+81 3-6867-4111

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Nippon Steel & Sumitomo Metal U.S.A., Inc.,

1251 Ave of the Americas, Suite 2320,

New York, NY 10020-0080, U.S.A.,

212-486-7150

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Keiji Hatano, Esq.,

Sullivan & Cromwell LLP,

Otemachi First Square, 5-1, Otemachi 1-chome,

Chiyoda-ku, Tokyo 100-0004, Japan

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Shares of Common Stock of Nippon Steel & Sumitomo Metal Corporation	[●] (1)	Not applicable	$[●](2)	$[●](3)

(1)

Represents the maximum number of shares of common stock of Nippon Steel & Sumitomo Metal Corporation expected to be issued to U.S. holders of Nisshin Steel Co., Ltd.’s common stock in the share exchange described herein pursuant to this registration statement.

(2)

Computed solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act. The proposed maximum aggregate offering price has been computed pursuant to Rule 457(c) and Rule 457(f)(1) under the Securities Act, based on the average of the high and low prices of Nisshin Steel Co., Ltd.’s common stock on the Tokyo Stock Exchange as of [November] [DAY], 2018 (converted into dollars based on ¥[●] = U.S.$1.00, which is the exchange rate for the prior day as reported by the Bank of Japan).

(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $124.50 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete. Nippon Steel & Sumitomo Metal Corporation may complete or amend this preliminary prospectus without notice. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus

Subject to Completion Dated [November] [DAY], 2018

Nippon Steel & Sumitomo Metal Corporation

Exchange for Shares of Common Stock of Nisshin Steel Co., Ltd.

Our board of directors and the board of directors of Nisshin Steel Co., Ltd. (“Nisshin Steel”) have agreed to a share exchange between the two companies (the “Share Exchange”) under the Companies Act of Japan (the “Companies Act”). We and Nisshin Steel have entered into a share exchange agreement that sets forth the terms of the Share Exchange (the “Share Exchange Agreement”). Pursuant to the Share Exchange, each shareholder of Nisshin Steel will receive 0.71 shares of our common stock for each share of Nisshin Steel’s common stock that such shareholder holds. The terms of the Share Exchange (along with certain related matters) require approval by a two-thirds majority of the voting rights of the shareholders of Nisshin Steel represented at Nisshin Steel’s extraordinary general meeting of shareholders, which is expected to be held on [December] [DAY], 2018. We currently hold 51% of the outstanding shares of common stock of Nisshin Steel and are entitled and intend to vote in favor of the Share Exchange at Nisshin Steel’s extraordinary general meeting of shareholders.

Based on the number of shares of Nisshin Steel’s common stock issued as of [September 30, 2018], we expect to dispose of 38,161,032 shares of our common stock held as treasury shares in connection with the Share Exchange. Approximately 10.22% of those shares will be offered to shareholders of Nisshin Steel resident in the United States.

This document has been prepared for the shareholders of Nisshin Steel resident in the United States to provide detailed information in connection with the Share Exchange.

The date, time and place of the shareholders’ meeting of Nisshin Steel is expected to be [December] [DAY], 2018, at [●●:●●] [a.m./p.m.] (Japan Time), at [LOCATION], Tokyo, Japan.

To attend and vote at the shareholders’ meeting of Nisshin Steel, or to vote electronically, shareholders of Nisshin Steel must follow the procedures outlined in the convocation notice and the mail-in-ballot material which Nisshin Steel will send them.

The Share Exchange cannot be completed unless it is approved at the scheduled shareholders’ meeting of Nisshin Steel and certain other conditions are satisfied. The additional conditions and other terms of the Share Exchange are more fully described in this prospectus. For a discussion of these conditions, see “The Share Exchange.”

This document provides you with detailed information about the Share Exchange. It also provides you with important information about the shares of our common stock to be transferred to Nisshin Steel shareholders in connection with the Share Exchange. You are encouraged to read this document in its entirety.

Shares of our common stock are traded in yen on the First Section of the Tokyo Stock Exchange (“TSE”), the First Section of the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange. On [November] [DAY], 2018, the last reported sale price of shares of our common stock on the TSE was ¥[●] per share.

You may have dissenters’ rights in connection with the transactions under Japanese law. See page 37 of this prospectus for a complete discussion of your dissenters’ rights, if any.

You should consider carefully the risk factors beginning on page 4 of this prospectus.

Nisshin Steel is not asking for a proxy and you are not required to send a proxy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is [November] [DAY], 2018.

References to Additional Information

This prospectus is part of a registration statement on Form F-4, which includes additional important business and financial information about us and Nisshin Steel that is not included in or delivered with this prospectus. This information is available to you without charge upon written or oral request. If you would like to receive any of the additional information, please contact:

Fumiaki Ohnishi	Matsuhiro Murashita
General Manager	Leader
Public Relations Center	PR Team and Secretary of General Administration Dept.
Nippon Steel & Sumitomo Metal Corporation	Nisshin Steel Co., Ltd.
6-1, Marunouchi 2-chome,	4-1, Marunouchi 3-chome,
Chiyoda-ku, Tokyo 100-8071	Chiyoda-ku, Tokyo 100-8366
Japan	Japan
Telephone: +81 3-6867-2130	Telephone: +81 3-3216-5566

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IN ORDER TO OBTAIN TIMELY DELIVERY, YOU SHOULD REQUEST THE INFORMATION NO LATER THAN [MONTH] [DAY], 2018, WHICH IS FIVE BUSINESS DAYS BEFORE YOU MUST MAKE A DECISION REGARDING THE SHARE EXCHANGE.

For additional information, see “Where You Can Find More Information.”

As used in this prospectus, references to “we,” “us,” “our,” “our group,” and “NSSMC” are to Nippon Steel & Sumitomo Metal Corporation and references to “Nisshin Steel” are to Nisshin Steel Co., Ltd., in each case on a consolidated basis except where the context otherwise requires.

As used in this prospectus, except where the context otherwise requires, references to the “shareholders’ meeting” of Nisshin Steel or to the “meeting” of Nisshin Steel shareholders are to the extraordinary general meeting of shareholders of Nisshin Steel that is scheduled to take place on [December] [DAY], 2018, at which Nisshin Steel’s shareholders will vote on the terms of the Share Exchange and certain related matters. See “Extraordinary General Meeting of Nisshin Steel Shareholders.”

As used in this prospectus, “dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan.

As used in this prospectus, “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, and “Japanese GAAP” means accounting principles generally accepted in Japan.

In tables appearing in this prospectus, figures may not add up to totals due to rounding.

Forward-Looking Statements

This document includes forward-looking statements. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by us in our subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Financial Instruments and Exchange Act of Japan (the “FIEA”), as well as other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to:

•	our ability to realize the anticipated benefits of the Share Exchange;

•	changes in regional and global macroeconomic conditions, particularly in Japan, China and other Asian countries;

•	excess capacity and oversupply in the steel industry;

•	unfair trade and pricing practices in our home markets;

•	the possibility of protracted low steel prices due to structural overcapacity of the global steel industry and excess iron ore supply;

•	the possibility of significant increases in market prices of essential raw materials;

•	the possibility of depreciation of the value of the Japanese yen against the U.S. dollar and other major foreign currencies;

•	the loss of market share to substitute materials;

•	our ability to reduce costs and improve operating efficiency;

•	the possibility of incurring additional costs when production capacity is idled or when production is resumed at idle facilities;

•	the possibility of not completing planned alliances, acquisitions or investments, or such alliances, acquisitions or investments not having the anticipated results;

•

fluctuations in market prices of securities and other assets in which we have holdings or changes in valuation of long-lived assets, including property, plant and equipment, goodwill and deferred tax assets;

•	natural disasters and accidents or unpredictable events which may disrupt our supply chain as well as other events that may negatively impact our business activities;

•	the economic, political, social and legal uncertainty of doing business in emerging economies;

•

the possibility of incurring expenses resulting from any defects in our products or incurring additional costs and reputational harm due to product defects of other steel manufacturers, particularly steel manufacturers in Japan;

•	the possibility that we may be unable to protect our intellectual property rights or face intellectual property infringement claims by third parties;

•	changes in laws and regulations of countries where we operate, including trade laws and tariffs, as well a tax, environmental, health and safety laws; and

•	the possibility of damage to our reputation and business due to data breaches and data theft.

Questions and Answers about the Share Exchange

Q.	Why is NSSMC proposing the Share Exchange?

A.

NSSMC was formed in October 2012 through the business integration of Nippon Steel Corporation (established in 1950) and Sumitomo Metal Industries, Ltd. (established in 1949). Since its formation, NSSMC has strived to become the “Best Steelmaker with World-Leading Capabilities” and has taken measures to reduce costs by combining the technologies of the two former companies and improving efficiency as a result of the business integration, to integrate facilities, to invest in downstream processes overseas and to integrate and reorganize its group companies. Through these measures, NSSMC has constantly generated synergy effects.

Nisshin Steel was established in April 2014 through the merger of Nisshin Steel Holdings Co., Ltd. (established in 2012), the former Nisshin Steel Co., Ltd. (established in 1959) and Nippon Metal Industry Co., Ltd. (established in 1932). Nisshin Steel specializes in coated steel sheets, special steel and stainless steel, and has received high evaluations from its markets for its distinctive product groups and meticulous development marketing in line with customer needs, together with its MOONSTAR corporate symbol, which represents the aforesaid values of Nisshin Steel. In addition, since the establishment of Nisshin Steel Holdings Co., Ltd., Nisshin Steel has implemented measures enhancing its business competitiveness by reducing costs, ensuring multi-stratified earnings through core products strategies and creating new markets by deepening customer-centrism, and has achieved certain positive results.

In March 2017, NSSMC acquired 43% of the outstanding shares of common stock of Nisshin Steel by way of a cash tender offer and, as a result, Nisshin steel became NSSMC’s subsidiary as NSSMC already held 8% of the outstanding shares of common stock of Nisshin Steel at the time (the “Conversion into a Subsidiary”). As of the date of this prospectus, NSSMC continues to hold 51% of the outstanding shares of common stock of Nisshin Steel. The purpose of the Conversion into a Subsidiary was to provide better products, technologies and services to consumers in and outside Japan, build cost competitiveness to survive global competition and build strong finances through efficient utilization of funds and assets, thereby facilitating various measures to maximize corporate value and create synergies.

Since the Conversion into a Subsidiary, NSSMC and Nisshin Steel have continually realized synergistic effects through the mutual utilization of their management resources, the deepening of their sales alliance and the optimization of their production system. They have achieved these results through technological advancements and flexible merchandizing at a top global level, as well as by leveraging their strengths (such as their competitiveness and global responsiveness with a focus on steel scrap) and the strengths of Nisshin Steel (such as customer and market responsiveness through attentive business development based on consumer needs).

NSSMC and Nisshin Steel recognize that, while the global demand for steel products is expected to constantly expand in the long run, the environment surrounding the steel-making industry is at a turning point for long-term and structural changes, exemplified by: changes in the steel supply-demand structure such as domestic depopulation, movements toward protectionism, a shift to domestic production by emerging countries; changes in social and industrial structures such as the rapid progress of IT, increased needs of auto-manufacturers for lighter and stronger vehicle bodies, the spread of cars powered by new and alternative sources of energy, such as electric vehicles, and automated driving; and expectation from companies for measures toward the realization of a sustainable society.

Under these circumstances, in order to respond to the future business environment surrounding the ordinal steel and stainless steel industries, NSSMC and Nisshin Steel reached the conclusion that it would be necessary to enhance each of their respective strengths and realize the maximum effects of synergies at an early stage by accelerating the mutual utilization of management resources and further promoting alliances within the NSSMC group, and agreed to make Nisshin Steel a wholly owned subsidiary of NSSMC (the

“Conversion into a Wholly Owned Subsidiary”). NSSMC believes that the Conversion into a Wholly Owned Subsidiary will enable it to more speedily enact intercompany measures, including those for pursuit of an optimized production system and business restructuring of the NSSMC group companies in a more expeditious and flexible manner in line with the changes in the business environment, without creating concern for conflict between the shareholders of each company. Nisshin Steel is also convinced that, by becoming a wholly owned subsidiary of NSSMC, it will be able to further show the strength of its customer and market responsiveness and reinforce its brand power, which has been built under customer-centric principles through the promotion of its alliances within the NSSMC group, because the Conversion into a Wholly Owned Subsidiary will allow Nisshin Steel to make the most of the NSSMC group’s management resources, and that this will contribute to the improvement of Nisshin Steel’s corporate value.

Q.	What will Nisshin Steel shareholders receive in the Share Exchange?

A.

Nisshin Steel shareholders, as of the moment immediately preceding the Share Exchange, will receive 0.71 shares of NSSMC’s common stock for each share of Nisshin Steel’s common stock which they hold. Holders of Nisshin Steel common stock who have duly exercised their dissenters’ appraisal rights will not receive shares of NSSMC’s common stock for shares of Nisshin Steel’s common stock.

Q.	Does the board of directors of Nisshin Steel recommend the Share Exchange?

A.	Yes. The board of directors of Nisshin Steel recommends that shareholders vote for the Share Exchange.

Q.	How will fractions of a share be treated in the Share Exchange?

A.

Pursuant to Article 234 of the Companies Act and other relevant laws, Nisshin Steel shareholders will not receive any fractions of a share of NSSMC’s common stock in the Share Exchange. Instead, the shares representing the aggregate of all such fractions (in the case where such aggregated shares still include any fraction less than one share, such fraction shall be rounded off) will be sold in the Japanese market and the net cash proceeds from the sale will be distributed to the former holders of Nisshin Steel shares on a proportionate basis in accordance with their respective fractions.

Q.	How do the legal rights of NSSMC’s shares differ from those of Nisshin Steel shares?

A.	There are no material differences between or among the rights of shareholders of NSSMC’s common stock and Nisshin Steel’s common stock from a legal perspective.

Q.	When is the Share Exchange expected to be completed?

A.	The Share Exchange is expected to become effective on January 1, 2019.

Q.	How will trading in Nisshin Steel shares be affected in connection with the completion of the Share Exchange?

A.	Nisshin Steel expects that its shares will be delisted from the TSE on or around December 26, 2018.

Q.	Will Nisshin Steel shareholders receive interim dividends on their Nisshin Steel common stock for the fiscal year ending March 31, 2019?

A.	Nisshin Steel [expects/does not expect] to pay interim dividends in [November] 2018 to holders of record of its common stock as of September 30, 2018.

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Q.	Can the number of shares of NSSMC’s common stock for which the shares of Nisshin Steel’s common stock are exchanged change between now and the time the transaction is completed?

A.

No. The exchange ratio is fixed, and it will not change even if the trading price of Nisshin Steel’s common stock changes between now and the time the Share Exchange is completed. See “Risk Factors—Risks Relating to the Share Exchange—The exchange ratio for the Share Exchange has been fixed and will not be adjusted to reflect subsequent changes in the market prices of either Nisshin Steel’s common stock or our common stock. As a result, the value of the shares of our common stock that you receive in the Share Exchange may be less than the market price of our common stock when you vote on the Share Exchange.”

Q	What is the record date for voting at the shareholders’ meeting?

A.	Holders of Nisshin Steel shares as of [September 30], 2018 will be eligible to vote at the extraordinary general meeting of shareholders expected to be held on [December] [DAY], 2018.

Q.	How do I vote at the shareholders’ meeting?

A.

You may exercise voting rights by electronic means, mail-in-ballot or attending the meeting in person or through attorney-in-fact. Nisshin Steel will distribute materials to shareholders that will enable them to exercise their voting rights. Completed mail-in-ballots must be received at least one day before the shareholders’ meeting.

For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, Nisshin Steel will distribute voting and reference materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased shares of Nisshin Steel through a securities broker located outside of Japan, Nisshin Steel will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. Nisshin Steel shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, Nisshin Steel will send voting and reference materials to that mailing address.

Q.	May I change my vote?

A.

Yes. Any person who submits a mail-in-ballot by mail or vote via the Internet may change it any time before it is voted by either (i) sending another mail-in-ballot dated a later date than the previous mail-in-ballot to Nisshin Steel, or by submitting a subsequent vote via the Internet (if a shareholder sends mail-in-ballot and submits vote via the Internet, the vote via Internet will be counted and if a shareholder submits vote via the Internet more than one time, the last vote will be counted); or (ii) voting in person, or through another shareholder entitled to vote and appointed as such person’s attorney-in-fact, at the extraordinary general meeting of shareholders of Nisshin Steel. Nisshin Steel shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their vote.

If you wish to change a vote previously submitted via the Internet, you must either attend the shareholders’ meeting personally or through another shareholder having voting rights whom you appoint as your attorney-in-fact, or by resubmitting your vote via the Internet. By attending the meeting in person or having another shareholder entitled to vote your shares attend the meeting on your behalf, or by resubmitting your vote via the Internet, you will automatically revoke your vote previously submitted via the Internet. If you submit more than one vote via the Internet, the last vote submitted will be counted.

Nisshin Steel shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their vote.

Q.	How will shares represented at the shareholders’ meeting by mail-in-ballots be treated?

A.

The mail-in-ballots used for the shareholders’ meeting of Nisshin Steel will describe the proposals to be voted on by shareholders at the meeting, including approval of the Share Exchange. The mail-in-ballots will allow shareholders to indicate a “for” or “against” vote with respect to each proposal. In accordance with Japanese law and practice, Nisshin Steel intends to count toward the quorum requirements for its shareholders’ meeting the shares represented by mail-in-ballots that are returned without indicating a “for” or “against” vote for any of the proposals, and count these mail-in-ballots as having voted “for” the approval of the Share Exchange and other related proposals.

Q.	Do I have dissenters’ rights?

A.

Under the Companies Act, you are entitled to dissenters’ rights of appraisal in connection with the Share Exchange if you comply with the procedures set forth in the Companies Act and the Share Handling Regulations of Nisshin Steel. Any Nisshin Steel shareholder (i) who notifies Nisshin Steel prior to the general meeting of shareholders of his or her intention to oppose the Share Exchange, and who votes against approval of the Share Exchange at the general meeting, or (ii) who is not entitled to vote at such general meeting of shareholders, and complies with the other procedures set forth in the Companies Act and the Share Handling Regulations of Nisshin Steel (each, a “dissenting shareholder”) may demand that Nisshin Steel purchase his or her shares of Nisshin Steel’s common stock at the fair value. The failure of a shareholder who is entitled to vote at such general meeting of shareholders to provide such notice prior to the general meeting or to vote against approval of the Share Exchange at the general meeting will in effect constitute a waiver of the shareholder’s right to demand that Nisshin Steel purchase his or her shares of common stock at the fair value.

Q.	What are the Japanese tax consequences of the Share Exchange?

A.

Based on certain assumptions and subject to certain limited exceptions, the Share Exchange is expected to be a tax-free transaction for Japanese tax purposes for holders of Nisshin Steel’s common stock who will be allotted shares of NSSMC’s common stock. As such, non-resident holders of shares of Nisshin Steel’s common stock will generally not recognize any gains or losses for Japanese tax purposes at the time of the Share Exchange. See “Taxation—Japanese Tax Consequences—Consequences of the Share Exchange.”

Q.	What are the U.S. federal income tax consequences of the Share Exchange to U.S. holders of Nisshin Steel shares?

A.

NSSMC intends to take the position that the Share Exchange constitutes for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As a result, subject to certain exceptions, the exchange of shares of Nisshin Steel’s common stock for shares of NSSMC’s common stock will be tax-free to U.S. Holders as defined in “Taxation—Material U.S. Federal Income Tax Consequences” included elsewhere in this prospectus. For further discussion, see “Taxation—Material U.S. Federal Income Tax Consequences.”

Q.	Who can I call with questions?

A.	If you have more questions about the Share Exchange, please contact:

Fumiaki Ohnishi

General Manager

Public Relations Center

Nippon Steel & Sumitomo Metal Corporation

6-1, Marunouchi 2-chome,

Chiyoda-ku, Tokyo 100-8071

Japan

Telephone: +81 3-6867-2130

Matsuhiro Murashita

Leader

PR Team and Secretary of General Administration Dept.

Nisshin Steel Co., Ltd.

4-1, Marunouchi 3-chome,

Chiyoda-ku, Tokyo 100-8366

Japan

Telephone: +81 3-3216-5566

Summary

This summary highlights selected information from this document. It does not contain all the information that is important to you. You should read carefully the entire document to fully understand the Share Exchange.

Companies

We were formed on October 1, 2012, upon the merger of Nippon Steel Corporation (“Nippon Steel”) and Sumitomo Metal Industries, Ltd. (“Sumitomo Metal”). We are a leading producer of steel and steel products. We have five reportable segments: steelmaking and steel fabrication, engineering and construction, chemicals, new materials and system solutions. For a description of our business, see “Our Business—Business Overview.”

Nisshin Steel is one of Japan’s leading manufacturers of light gauge steel, including surface-treated products and stainless steel sheets. Since its founding in 1908, Nisshin Steel has focused on the creation of steel products that meet the increasingly sophisticated needs of its customers. Nisshin Steel manufactures a number of steel products that offer superior heat resistance, corrosion resistance and aesthetic appeal. Its core products include coated steel sheets, special steel, stainless steel and pre-painted steel sheets.

Our principal executive offices are located at 6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan, and its telephone number is 81-3-6867-4111. Nisshin Steel’s principal executive offices are located at 4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo 100-8366, Japan, and its telephone number is 81-3-3216-5566.

The Share Exchange

Our board of directors and the board of directors of Nisshin Steel have agreed to the Share Exchange, to be approved by Nisshin Steel’s shareholders at an extraordinary general meeting of shareholders. Pursuant to the Share Exchange, each shareholder of Nisshin Steel registered as of the moment immediately preceding the Share Exchange will receive 0.71 shares of our common stock for each share of Nisshin Steel’s common stock that such shareholder holds. If the Share Exchange Agreement is approved by Nisshin Steel’s shareholders, and if the other conditions for completing the Share Exchange are satisfied, the Share Exchange is expected to become effective on January 1, 2019.

Notice of Meeting

To seek shareholders’ approval of the terms of the Share Exchange and certain other matters, the board of directors of Nisshin Steel will submit a proposal to approve the Share Exchange Agreement to the extraordinary general meeting of shareholders. Under Japanese law, the notice of a general meeting of shareholders must be dispatched two weeks in advance to all shareholders of record having voting rights. Nisshin Steel will mail out its notices on such date as to be determined.

The affirmative vote of shareholders representing a two-thirds majority of the voting rights of the shareholders of Nisshin Steel represented at the shareholders’ meeting is required to approve the Share Exchange. Each shareholder is entitled to one vote per one unit of shares, which is comprised of 100 shares, subject to the limitation by the “unit share system.” The required quorum for vote on the Share Exchange at the shareholders’ meeting is a one-third majority of the voting rights of the shareholders of Nisshin Steel who are entitled to exercise their voting rights.

The date, time and place of the meeting is expected to be [December] [DAY], 2018, at [●●:●●] [a.m./p.m.] (Japan Time), at [LOCATION], Tokyo, Japan.

Shareholders may attend the meeting in person or by proxy using a duly authorized power of attorney, or vote via the Internet or by mail-in-ballot.

At the meeting, you will be allowed to vote upon the terms of the Share Exchange approved by our board of directors and the board of directors of Nisshin Steel.

Reasons for the Share Exchange

We and Nisshin Steel recognize that, while the global demand for steel products is expected to constantly expand in the long run, the environment surrounding the steel-making industry is at a turning point for long-term and structural changes, exemplified by: changes in the steel supply-demand structure such as domestic depopulation, movements toward protectionism, a shift to domestic production by emerging countries; changes in social and industrial structures such as the rapid progress of IT, increased needs of auto-manufacturers for lighter and stronger vehicle bodies, the spread of cars powered by new and alternative sources of energy, such as electric vehicles, and automated driving; and expectation from companies for measures toward the realization of a sustainable society.

Under these circumstances, in order to respond to the future business environment surrounding the ordinal steel and stainless steel industries, we and Nisshin Steel reached the conclusion that it would be necessary to enhance each of our respective strengths and realize the maximum effects of synergies at an early stage by accelerating the mutual utilization of management resources and further promoting alliances within the our group, and agreed to conduct the Conversion into a Wholly Owned Subsidiary. We believe that the Conversion into a Wholly Owned Subsidiary will enable us to more speedily enact intercompany measures, including those for pursuit of an optimized production system and business restructuring of our group companies in a more expeditious and flexible manner in line with the changes in the business environment, without creating concern for conflict between the shareholders of each company. Nisshin Steel is also convinced that, by becoming our wholly owned subsidiary, it will be able to further show the strength of its customer and market responsiveness and reinforce its brand power, which has been built under customer-centric principles through the promotion of its alliances within our group, because the Conversion into a Wholly Owned Subsidiary will allow Nisshin Steel to make the most of our group’s management resources, and that this will contribute to the improvement of Nisshin Steel’s corporate value.

No Solicitation of Proxies, Consents or Authorizations

Nisshin Steel’s management is not soliciting proxies, consents or authorizations with respect to the Share Exchange prior to the extraordinary general meeting of shareholders.

Conditions to the Completion of the Share Exchange

The Share Exchange can be completed only if certain conditions which will be specified in the Share Exchange Agreement are satisfied. Such conditions will include the following:

•	Under the Companies Act, the Share Exchange Agreement must be approved at the extraordinary general meeting of shareholders of Nisshin Steel.

Dissenters’ Rights

Under Japanese law, you may have dissenters’ rights of appraisal in connection with the Share Exchange. See “The Share Exchange—Description of Material Share Exchange Terms—Dissenters’ Appraisal Rights” for a complete discussion of dissenters’ rights.

Material Tax Consequences

Japanese Taxation

Based on certain assumptions and subject to certain limited exceptions, the Share Exchange is expected to be a tax-free transaction for Japanese tax purposes for holders of Nisshin Steel’s common stock who will be allotted shares of our common stock. As such, non-resident holders of shares of Nisshin Steel’s common stock will generally not recognize any gains or losses for Japanese tax purposes at the time of the Share Exchange. See “Taxation—Japanese Tax Consequences—Consequences of the Share Exchange.”

Material U.S. Federal Income Tax Consequences

We intend to take the position that the Share Exchange constitutes for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code. As a result, subject to certain exceptions, the exchange of shares of Nisshin Steel’s common stock for shares of our common stock will be tax-free to U.S. Holders as defined in “Taxation—Material U.S. Federal Income Tax Consequences” included elsewhere in this prospectus. For further discussion, see “Taxation—Material U.S. Federal Income Tax Consequences.”

Accounting Treatment of the Share Exchange

The Share Exchange will be accounted for by us as equity transactions in accordance with IFRS. See “The Share Exchange—Accounting Treatment.”

Risk Factors

In determining whether to vote to approve the Share Exchange, you should consider carefully the risk factors beginning on page 4 of this prospectus.

Trading Markets for Shares of Our Common Stock

Our common stocks are currently traded on the First Section of the TSE, the First Section of the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange.

Risk Factors

Prior to making a decision on the Share Exchange, you should carefully consider, along with other matters set out in this prospectus, the following considerations.

Risks Relating to the Share Exchange

The exchange ratio for the Share Exchange has been fixed and will not be adjusted to reflect subsequent changes in the market prices of either Nisshin Steel’s common stock or our common stock. As a result, the value of the shares of our common stock that you receive in the Share Exchange may be less than the market price of our common stock when you vote on the Share Exchange.

Upon the completion of the Share Exchange, each share of Nisshin Steel’s common stock will be exchanged for 0.71 shares of our common stock. The ratio at which Nisshin Steel’s common stock will be exchanged for our common stock was fixed on May 16, 2018, the date the Share Exchange was publically announced, and will not be adjusted to reflect subsequent changes in the market prices of either Nisshin Steel’s common stock or our common stock. Therefore, even if the relative market prices of Nisshin Steel’s common stock or our common stock change, there will be no change in the number of shares of our common stock that shareholders of Nisshin Steel will receive in the Share Exchange.

Any change in the market price of our common stock that occurs prior to the effective date of the Share Exchange—which is expected to be approximately four months after Nisshin Steel’s extraordinary general meeting of shareholders—will affect the value that holders of Nisshin Steel’s common stock receive in the Share Exchange. Therefore, the value of the shares of our common stock that you receive in the Share Exchange may be higher or lower than the indicative value as of the date of this prospectus or as of the date of the extraordinary general meeting of Nisshin Steel shareholders, depending on the prevailing market price of our common stock. If (i) a material change in our financial condition or results of operations or in those of Nisshin Steel occurs or is identified, (ii) an event which may materially disrupt the execution of the Share Exchange occurs or is identified or (iii) it has become difficult to consummate the objectives of the Share Exchange, during the period from the date of the Share Exchange Agreement to the effective date of the Share Exchange, we and Nisshin Steel may amend the terms and conditions of the Share Exchange or terminate the Share Exchange Agreement in good-faith consultation with each other and by mutual agreement.

The market prices of Nisshin Steel’s common stock and our common stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced significant volatility in the past. Market price changes may result from a variety of factors, including factors that are beyond our control and the control of Nisshin Steel, including actual changes in, or investor perception of, our and Nisshin Steel’s respective businesses, operations and prospects. Regulatory developments, current or potential legal proceedings and changes in general market and economic conditions may also affect the market prices of Nisshin Steel’s common stock or our common stock.

You should obtain and review recent market quotations for Nisshin Steel’s common stock and our common stock before voting on the Share Exchange. However, there is no assurance as to (i) the market price of Nisshin Steel’s common stock or our common stock before the completion of the Share Exchange or (ii) the market price of our common stock at any time after the completion of the Share Exchange.

It will not be possible to trade shares of Nisshin Steel’s common stock during certain periods in connection with the Share Exchange.

In connection with the Share Exchange, Nisshin Steel’s common stock will be delisted from the TSE. Under the current schedule and assuming the Share Exchange is completed, the last day of trading in shares of Nisshin Steel’s common stock on the TSE is expected to be December 25, 2018, three trading days prior to the effective date of the Share Exchange. Holders of shares of Nisshin Steel’s common stock who will receive shares of our common stock in the Share Exchange are expected to be able to sell such shares beginning on [MONTH] [DAY], 2019. As a result, holders of shares of Nisshin Steel’s common stock will not be able to trade their shares, or the shares of our common stock that they will be entitled to receive when the Share Exchange is completed, during the period between the delisting of Nisshin Steel’s common stock and [MONTH] [DAY], 2019. Accordingly, holders of Nisshin Steel’s common stock will be subject to the risk of not being able to liquidate their shares at the timing they desire.

Turning Nisshin Steel into a wholly owned subsidiary may not produce the benefits we anticipate.

We aim to realize the maximum effects of synergies at an early stage by accelerating the mutual utilization of management resources and further promoting deeper alliance within our group. However, there can be no assurance that we will be able to achieve these benefits as planned. In order to do so, our and Nisshin Steel’s respective operations will need to be reorganized and our and Nisshin Steel’s resources will need to be combined in a timely, efficient and flexible manner. There can be no assurance that we will be able to implement these steps as planned. Furthermore, the costs and expenses that we incur in the course of the Share Exchange and the subsequent integration of Nisshin Steel’s operations, including systems integration costs, financial advisory, legal and accounting fees and expenses, arrangement fees to financial institutions, filing fees, printing expenses and other related charges—as well as costs incurred by Nisshin Steel in compensating dissenting shareholders who exercise their appraisal rights—may exceed our expectations. If we fail to integrate Nisshin Steel’s operations as currently planned, or at the level of cost we currently estimate, or if the synergies that we expect to result from turning Nisshin Steel into a wholly owned subsidiary fail to materialize, the Share Exchange may not produce the benefits we anticipate.

We anticipate that making Nisshin Steel a wholly owned subsidiary will result in a positive effect on our financial condition, including with respect to the tax consequences of the Share Exchange for us. However, there can be no assurance that the results that we anticipate will be realized.

Moreover, after making Nisshin Steel our wholly owned subsidiary through the Share Exchange, we aim to maximize synergies by integrating the stainless steel sheet businesses of us, Nisshin Steel and Nippon Steel & Sumikin Stainless Steel Corporation (“NSSC”). Although we plan to take advantage of each company’s management resources for the stainless steel sheet business as well as integrate business strategies and create further synergies by making organizational and operational systems more efficient and creating value for our customers through the provision of products and processing technology, there can be no assurance that our efforts will produce any of the anticipated benefits.

Risks Relating to Our Business

Our business is substantially affected by changes in macroeconomic conditions and recessions or prolonged periods of weak growth in the global economy, or the economies of our key markets have in the past had, and in the future would be likely to have, a material adverse effect on our business, results of operations and financial condition.

Our business, including our core steelmaking and steel fabrication segment, is substantially affected by changes in macroeconomic conditions and, in particular, the health of the steel industry. The steel industry has historically been highly volatile, largely due to the cyclical nature of the industries that are the principal consumers of steel, including the automotive, energy and resources, construction, appliance, machinery, equipment and transportation industries. Fluctuations in demand for steel products generally correlate to macroeconomic fluctuations in the global economy. For example, starting in late 2008 and lasting through early 2010, a steep downturn in the global economy, sparked by uncertainty in credit markets and deteriorating consumer confidence, adversely affected global demand for steel and steel products. As a result, many steel producers, including us, recorded sharply reduced revenues and operating losses. Subsequently, the strength of the economy, and therefore the demand for steel, as well as our other products and services, has varied among different markets globally.

The global economy as a whole recovered moderately in the fiscal year ended March 31, 2016. The United States continued to record stable growth and the economies of Europe maintained a moderate economic recovery, while China’s economy appeared to improve because of the positive impact of government’s economic stimulus measures and other factors. The Japanese economy remained on a moderate recovery path, evidenced by some improvement in industrial production and other areas.

The global economy continued to recover during the fiscal year ended March 31, 2017. The United States maintained a steady economic recovery against the background of robust personal consumption and an improvement in labor market conditions, while Europe continued its upward trend. China experienced stable economic conditions, and emerging countries maintained a gradual economic recovery. The Japanese economy continued to improve moderately, sustained by steady private consumption and capital investment.

Many risks to the global outlook remain, including geopolitical tensions globally, threats to globalization by renewed protectionism, political tensions in Europe and the slowdown of economic growth in developing markets, especially in Asia. The materialization of any of these risks could depress demand for steel, or our other products and services, and have a material adverse effect on our business, results of operations and financial condition.

Japan is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Japan deteriorate.

We are incorporated in Japan and a substantial portion of our operations and assets are located in Japan. Japan is our most important market and accounted for 65.3% of our total revenue for the fiscal year ended March 31, 2018. Demand for our products and services in Japan is mainly affected by the health in Japan of the industries that are the principal consumers of steel, including the automotive, energy and resources, construction, appliance, machinery, equipment and transportation industries, as well as the strength of the Japanese economy in general. As a result, we are subject to political, economic, legal and regulatory risks specific to Japan. The outlook for the Japanese economy is uncertain and subject to many factors beyond our control. The deterioration of the Japanese economy could have a material adverse effect on our business, financial condition and results of operations.

Factors that could have an adverse impact on Japan’s economy include:

•	The deterioration of macroeconomic conditions and recessions or prolonged periods of weak growth in the global economy, which could negatively impact Japan’s major trading partners;

•	volatility in global stock or credit markets;

•	volatility in the exchange rate of the Japanese yen against the currencies of Japan’s major trading partners;

•	volatility in the prices of oil, gas and other natural resources;

•	intensifying international competition for a weakening Japanese manufacturing industry;

•

uncertainty regarding the full effects of the expansionary monetary and fiscal measures that the Japanese government and the Bank of Japan are pursuing in an effort to counter deflation, including the Bank of Japan’s introduction of a negative interest rate policy in February 2016, its decision announced in September 2016 to maintain the yield on ten-year Japanese government bonds at around 0% and the structural reforms intended to complement such stimulus measures, as well as related volatility in interest rates and stock markets;

•	the potential impact of the increase in the consumption tax rate in Japan from 8% to 10% scheduled for October 2019 or other increases in personal income, social security and other taxes;

•	any possible future downgrade of the Government of Japan’s debt rating;

•	the deterioration of political relations between Japan or any of Japan’s other major trading partners;

•

the European sovereign debt crisis and banking sector instability in Europe, as well as the possibility of another credit crisis and the impact related to the results of the Brexit referendum and the results of various presidential and other elections in Europe in 2017;

•	political instability and conflicts in the Middle East, including acts of violence, terrorism, war and armed conflict;

•	demographic changes resulting from an aging and shrinking population in Japan, and a shortage of qualified workers, and increased labor costs resulting from these demographic trends; and

•	the occurrence of earthquakes or other natural disasters, including typhoons, tidal waves, floods and volcanic eruptions.

Excess capacity, oversupply and the severely competitive environment in the steel industry may adversely affect our business.

The steel industry is affected by global and regional production capacity and fluctuations in steel imports and exports, as well as severe competition in the steel industry, including established producers expanding in new markets, smaller producers increasing production in anticipation of demand increases or amid recoveries, or exporters selling excess capacity from markets such as China. The steel industry globally has historically suffered from structural overcapacity and global steelmaking capacity currently exceeds global consumption of steel. This overcapacity is amplified during periods of global or regional economic weakness due to weaker global or regional demand. The overcapacity of steel production in some markets and in China in particular has weighed on global steel prices in recent years. For example, in 2015, decreased domestic demand for steel in China, the largest consumer of steel globally, led to massive increases in exports to both developing and developed markets by Chinese producers of steel, which placed significant price pressure on steel products. While capacity cuts and stronger domestic demand in China have led to a reduction in Chinese exports in recent years, should Chinese domestic demand weaken significantly, exports by Chinese steel producers would likely increase significantly again unless there is further rationalization of capacity.

A renewed phase of steel oversupply, if not counterbalanced by effective trade measures, increases in demand or both, could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, for example, world leaders have, in connection with the 2016 G20 summit, urgently called for the removal of market-distorting subsidies and other types of support by governments and related entities in the steel industry, acknowledging that steel industries in some countries benefit from subsidies and related government supports. Such support may have had and may have in the future a distorting influence on the competitive environment in the steel industry.

We rely on export sales for a significant portion of our total revenue. Adverse economic and financial developments in markets to which we export, particularly Asia, may have an adverse effect on the demand for our products.

Our export sales and overseas sales to customers abroad accounted for 34.7% of our total revenue for the fiscal year ended March 31, 2018, with exports to Asia accounting for a significant portion of our total revenue from produced and exported steel products. In particular, Thailand, China and South Korea accounted for 5.1%, 4.8% and 3.4% of our total revenue, respectively, during the fiscal year ended March 31, 2018. We expect export sales and overseas sales to customers abroad to remain important to our business in the future. Accordingly, adverse economic and financial developments in the markets to which we export may have an adverse effect on the demand for our products.

Unfavorable or uncertain economic and market conditions overseas—which can be caused by, among other factors, difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability—the deterioration in economic or diplomatic relations between Japan and its trading partners or allies or a combination of these or other factors may adversely affect the demand for our products outside of Japan. Economic weakness in Asia in particular may also adversely affect our sales to our Japanese customers that export to the region. Furthermore, weaker demand in Asia, combined with an increase in global production capacity, may also reduce the export prices in U.S. dollar terms of our principal products sold to customers in Asia.

Protracted low steel prices would be likely to have an adverse effect on our results of operations.

As a producer of steel, our results of operations are sensitive to the market prices of steel globally and in the markets we serve. Steel prices are affected by supply trends, demand trends and inventory cycles. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. In addition, as indicated above, excess supply relative to demand in local markets generally results in increased exports and drives down global prices. In terms of inventory, steel stocking and destocking cycles affect apparent demand for steel and therefore steel prices and steel producers’ profitability. For example, steel distributors may accumulate substantial steel inventories in periods of low prices (stock) and, in periods of rising real demand for steel from end-users, steel distributors may sell steel from inventory (destock), thereby delaying the effective implementation of steel price increases. Conversely, steel price decreases can sometimes develop their own momentum, as distributors destock and end-users of steel delay purchases in the expectation of further price decreases.

As a result of such factors, steel prices have been under pressure in recent periods and particularly in 2015, when they reached their lowest levels in more than a decade. Such low steel prices had a pronounced negative effect on our results of operations in the form of significant declines in revenue and operating income for the fiscal year ended March 31, 2016. Steel prices improved in 2016, compared to 2015, but remained highly volatile, particularly in the last three months of 2016. The significant overall trend in steel prices saw an increase during the fourth quarter of 2016, which continued during the first quarter of 2017, followed by a decline during the second quarter of 2017 and a strong rebound in the second half of 2017. While the trend of steel prices, since the second half of 2016, has generally been positive, there can be no assurance that this trend will continue.

Significant increases in market prices of essential raw materials, energy or transportation, as well as supply disruptions, could adversely affect our results of operations.

Steel production requires substantial amounts of raw materials, including iron ore and coking coal, and we purchase substantially all of the principal raw materials we use from sources outside of Japan. We imported approximately 59 million dry metric tons of iron ore and 26 million wet metric tons of coking coal during the fiscal year ended March 31, 2018. We import iron ore primarily from Australia and Brazil and import coking coal primarily from Australia, Canada and the United States.

The prices of our key raw materials have fluctuated significantly in recent years. According to information published by the Ministry of Finance of Japan, the average import prices of iron ore per metric ton for the fiscal years ended March 31, 2014, 2015, 2016 and 2017 were ¥11,586, ¥7,663, ¥6,377 and ¥8,754, respectively; and the average import prices of coking coal per metric ton for the fiscal years ended March 31, 2014, 2015, 2016 and 2017 were ¥11,863, ¥10,557, ¥12,015 and ¥16,231, respectively. We are particularly exposed to increases in the prices of iron ore and coking coal, which represent the largest components of our cost of sales. A surge in coking coal prices from the second half of the fiscal year ended March 31, 2016 has led to a substantial rise in our costs.

Our long-term supply contracts for raw materials generally have terms of three to ten years with the volume fixed for the entire contract term but the necessity to agree on price on a quarterly basis. We typically maintain approximately one month’s worth of inventory of raw materials. Negotiations with respect to quarterly agreements on price are influenced by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. In the case of iron ore and coking coal, we and the relevant supplier typically agree on the purchase price primarily based on negotiations, making reference to the relevant market prices. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, while rapidly falling prices may increase loss on valuation of raw material inventory purchased when prices were higher, either of which could have an adverse effect on our business, financial condition and results of operations.

We are also exposed to fluctuations in the price of energy and transportation. Our manufacturing operations involve the use of significant amounts of energy, making us sensitive to energy prices. As a result, an increase in energy prices, especially in Japan, where many of our key production facilities are located, would increase our production costs. Also, transportation costs are an important component of our cost of sales. If increases in transportation costs are not offset by an increase in the prices of our products, it could have an adverse effect on our financial condition and results of operations.

In addition, disruptions in our supply of raw materials, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. For example, supply disruptions require us to cut back on our steel production, which would negatively impact our revenue from steel products, or result in an increase in raw material prices, which would negatively affect our financial condition and results of operations.

Fluctuations in foreign currency exchange rates may make our export products less competitive or negatively affect the principal consumers of steel, including the automotive, energy and resources, construction, appliance, machinery and equipment industries, reducing the demand for our products.

Appreciation of the Japanese yen against foreign currencies causes our export products, as well as the export products of the principal consumers of steel, including the automotive, energy and resources, construction, appliance, machinery and equipment industries, to be less competitive overseas by raising the prices of such products in foreign currencies. Any decline in the demand for our products and services directly or indirectly caused by the appreciation of the Japanese yen could have a material adverse effect on our business, financial condition and results of operations. Appreciation of the Japanese yen against foreign currencies may also negatively affect the value of the assets that we hold that are denominated in foreign currencies.

Competition from materials other than steel as well as advancements in the automobile industry could reduce the market price of, and demand for, steel products.

In many applications, steel competes with other materials that may be used as substitutes, such as aluminum, carbon fiber, concrete, composites, glass, plastic and wood. In particular, as a result of increasingly stringent regulatory requirements, as well as developments in alternative materials, designers, engineers and industrial manufacturers, especially those in the automotive industry, are increasing their use of lighter weight and alternative materials, such as aluminum, composites and plastics in their products. For example, automobile manufacturers are using more aluminum than in the past, particularly in premium vehicles and specific parts such as doors and hoods. Steel may lose market share to substitute materials, despite our efforts to make steel products that are attractive to our customers, due to factors such as increased government regulatory initiatives favoring the use of alternative materials or the development of additional new substitutes for steel. Furthermore, advancements in the automobile industry, including advancements in technology such as self-driving technology and the electrification of automobiles, may reduce the demand for steel products. For example, self-driving technology may render traffic accidents less rare, decreasing the need to use steel, due to its strength, in automobile frame and body components and the electrification of automobiles may reduce the need for engine components that are made out of steel, a common feature of gasoline-powered automobiles. For these or other reasons, competition from alternative materials or advancements in the automobile industry could significantly reduce the market prices of, and demand for, steel products and have a material adverse effect on our business, financial condition and results of operations.

We are highly dependent on our steelmaking and steel fabrication business.

We are highly dependent on our steelmaking and steel fabrication segment, which accounts for a significant majority of our total revenue and gross profit. While we intend to increase sales of our non-steel businesses, we may fail to do so. In addition, our strategy to expand our overseas steel production capabilities to capture the projected long-term growth in global steel demand, particularly in emerging markets, may increase our reliance on our steelmaking and steel fabrication segment. So long as we remain dependent on our steelmaking and steel fabrication segment, the realization of risks affecting the steel industry—such as regional and global macroeconomic conditions, excess capacity, oversupply, destocking cycles, the competitive environment, unfair trade practices, protracted low steel prices, significant increases in market prices of raw materials and competition from other materials—could have an especially material adverse effect on our business, financial condition and results of operations.

We may fail to reduce costs, improve profit margins and increase our global market share as planned.

Difficult operating conditions in recent years, due in particular to macroeconomic conditions and the balance of supply and demand, have reduced our profitability. Accordingly, in recent fiscal years we have focused energy on initiatives to reduce our costs and increase our operating efficiency. These initiatives include the introduction of advanced facilities, energy-saving measures, resource recycling and the streamlining of our production framework. We plan to continue to reduce costs by ¥50 billion or more per fiscal year, improve the branding of our products and roll out businesses that take advantage of such branding and provide new products, services and solutions to our supply and value chains that offer greater value and functionality. However, our efforts are subject to operational challenges and limitations, and we may fail to reduce costs, improve profit margins or increase our global market share as planned. If we are unable to achieve these targets as anticipated, it could have a material adverse effect on our financial condition and results of operations.

Our capital expenditures may require additional financing and adversely affect our financial condition and results of operations.

The steelmaking business is capital intensive and requires substantial ongoing maintenance capital expenditures. In addition, we have significant ongoing and planned capital expenditures, including the refurbishment of blast furnaces, coke ovens and other facilities and introduction of advanced equipment. Over the three fiscal years ending March 31, 2021, we plan to make ¥1,700 billion in capital expenditures. We expect to fund these capital expenditures primarily through internal resources. However, depending on the amount of internally generated cash flows and other uses of cash, we may have to choose between incurring additional indebtedness in order to complete such capital expenditures as planned or foregoing investments in projects targeted for profitable growth.

We have grown through acquisitions and may continue to do so. We may fail to manage external growth or face difficulties completing planned acquisitions or integrating acquired companies.

We were formed and have subsequently grown through mergers and acquisitions. For example, we were formed upon the merger of Nippon Steel and Sumitomo Metal in 2012. More recently, in March 2017, we acquired 43% of the outstanding shares of common stock of Nisshin Steel by way of a cash tender offer and, as a result, Nisshin Steel became our subsidiary, as we already held 8% of the outstanding shares of common stock of Nisshin Steel at the time. As of the date of this prospectus, we hold 51% of the outstanding shares of common stock of Nisshin Steel. In connection with further mergers and acquisitions, we may incur additional indebtedness, experience increased operating costs or be forced to allocate more of our management resources away from our day-to-day operations. Successfully managing mergers and acquisitions will require us to successfully continue to develop our financial and management information control systems, integrate acquired assets with our existing operations, handle any labor disruptions that may arise, attract, retain, train and supervise qualified management and personnel, including at more remote sites where there may be a shortage of such personnel and manage the risks and liabilities associated with businesses that we acquire. Our failure to successfully manage mergers and acquisitions could have a material adverse effect on our business, financial condition, results of operations or prospects. Furthermore, our failure to achieve the intended benefits of any such merger or acquisition, due to the businesses that we acquire significantly under-performing relative to our expectations, could lead to the impairment of any assets that we hold or goodwill that we record in connection with such acquisition.

Accidents or malfunctioning equipment at our facilities may disrupt our production and negatively impact our business.

Our production processes depend on certain critical equipment such as blast furnaces, coke ovens, steel converters, continuous casting machines, rolling mills and energy facilities. This equipment may be negatively affected in the case of electrical or mechanical accidents, malfunction or damage, including due to industrial accidents. A significant interruption in our production process due to the malfunction or damage of critical equipment could cause us to incur significant expenses in connection with the repair or reconstruction of the affected equipment or lead to lost profits, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our plans to invest in production bases in growing markets overseas are subject to financing, execution and completion risks.

As part of our growth strategy, we plan to continue to invest in production bases in growing markets overseas. Such projects could entail substantial capital expenditures, and their timely completion and successful operation may be affected by factors including our ability to obtain financing on reasonable terms, obtain or renew required regulatory approvals and licenses or secure and maintain adequate property rights to land and mineral resources, local opposition to land acquisition or project development, our ability to manage relationships with or obtain consents from other shareholders, the revision of economic viability projections, the demand for our products, local environmental or health-related conditions and general economic conditions. These or other factors may cause us to delay, modify or forego some or all aspects of our development projects. There can be no assurance that we will be able to successfully execute any such projects, that such projects will be completed on schedule or within budget or that we will achieve an adequate return on our investment. Conversely, should we decide to postpone or cancel investments in production bases in growing markets overseas, we could incur various negative consequences, such as litigation or impairment charges.

Product liability and other customer claims could have a material adverse financial impact on us and product quality issues involving our products, or the products of other steel manufacturers, particularly in Japan, could have a material adverse financial impact on our financial condition and reputation.

We sell products to major manufacturers engaged in the manufacture and sales of a wide range of end products and to other customers. Our customers may be dissatisfied with products we sell for various reasons including that our products had defects, including false data, or otherwise did not meet the customers’ expectations. Claims from such dissatisfied customers may adversely affect our business operations and financial results. Furthermore, there could be significant consequential damages resulting from defects in our products that are sold to, and used in, certain safety-critical applications, such as, for example, pipes used in gas or oil pipelines and in automotive applications.

In addition, product quality issues with any of our products, or the products of other steel manufacturers, particularly other steel manufactures in Japan, could result in additional costs and reputational harm. For example, in October 2017, a large Japanese steel and materials manufacturer admitted that it had falsified data about copper, aluminum and steel it supplied to makers of planes, cars and other end products. If our customers suspect, for example, that other steel companies in Japan, including us, have undertaken similar practices, we may incur increased expenses to assure quality of our products to our customers or experience a decrease in demand for our steel products, each of which could materially harm our financial condition and future operating results.

We face risks associated with our investments in joint ventures and associates.

We sometimes hold a majority interest in the projects among our joint venture partners, but in most cases we do not take a controlling interest in such projects. Therefore, we may not be able to require that our joint ventures sell assets or return invested capital, make additional capital contributions or take any other action without the agreement of our joint consortium partners. For example, it took us more than three years to resolve a dispute with our joint venture partner and agree upon new governance rules with respect to a Brazil-based equity-method associate. When there are disagreements between us and our joint venture partners, regarding the business and operations of the joint projects, we cannot assure you that we will be able to resolve them in a manner that will be in our best interests. Certain major decisions, such as selling a stake in the joint project, may require the consent of all other partners, while others may require an affirmative vote of joint venture partners holding a majority interest in the project. These limitations may adversely affect our ability to obtain the economic and other benefits we seek from participating in these projects.

In addition, joint ventures and associates may be controlled and managed by joint venture or controlling partners that may not fully comply with our standards, controls and procedures, including our health, safety, environment and community standards, which could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect our results and reputation.

Furthermore, certain of these joint ventures and associates are currently experiencing, or may in the future experience, difficult operating conditions, which may lead to them to incur losses. Difficult operating conditions in joint ventures and associates may expose us to loss of our investment, requirements for additional investments or calls on guarantees. Our failure to achieve the intended benefits of any such joint venture, due to the joint venture significantly under-performing relative to our expectations, could lead to the impairment of any assets that we hold or goodwill that we record in connection with such joint venture.

Our export products have been and may become subject to tariffs, anti-dumping or countervailing duty proceedings.

Countries to which we make export sales may take restrictive measures, such as trade tariffs, or anti-dumping duties and other non-tariff barriers, to protect their home markets. For example, in August 2016, the U.S. Department of Commerce imposed anti-dumping duties on us, in relation to hot-rolled coil steel, which had an adverse effect on our business. Also, on March 2, 2018, the president of the United States announced plans to impose a 25% tariff on all steel and steel products imported into the United States. This tariff would not only significantly undermine the competitiveness of our steel exports to the United States, but could also negatively impact our exports to other countries that impose or increase tariffs, or take other protectionist measures, in response to U.S. tariffs. It is not clear whether Japan will be subject to or exempt from this tariff as put in place. If Japan is not exempted, but some jurisdictions in which our competitors are located are, it could have a negative effect on our competitive position. Any increases in or new imposition of tariffs, anti-dumping duties, countervailing duties or quotas on our sales in major overseas markets could result in a material reduction in our export levels, which could have a material adverse effect on our business, operating results and financial condition.

Changes in our assumptions underlying the carrying value of certain of our assets, including as a result of adverse market conditions, could result in the impairment of assets, including goodwill.

At each reporting date, we review the carrying amounts of our tangible assets and intangible assets (goodwill is reviewed annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable) to determine whether there is any indication that the carrying amount of such assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any.

If certain of our management’s estimates change during a given period, such as the discount rate, capital expenditures, expected changes to average selling prices, growth rates, shipments and direct costs, our estimate of the recoverable amount of an asset or goodwill could fall significantly and result in the recording of an impairment charge, which could have a material adverse effect on our results of operations. For example, for the fiscal year ended March 31, 2018, we recognized impairment losses in our steelmaking and steel fabrication segment, our engineering and construction segment and our chemicals segment mainly due to unfavorable business environments, and we recognized impairment losses in our system solutions segment as a result of assessing the forecast of future earnings with respect to a portion of data center assets. No assurance can be given that we will not record significant impairment losses in future periods, particularly if market conditions deteriorate.

We may incur losses on our equity securities portfolio if domestic or foreign stock markets decline.

A decline in stock prices in Japan or in other markets where we invest in equity instruments could reduce the value of the equity instruments that we hold. As of March 31, 2018 we held ¥926,465 million in equity instruments, consisting mainly of publicly listed common stock of Japanese companies, for the purpose of sustainably developing strategic alliances as well as maintaining and strengthening our business and operational relationships with such companies. The market values of equity instruments are inherently volatile. For example, weakening or stagnant conditions in other countries or concerns over the impact of geopolitical tensions and conflicts in various parts of the world could not only affect stock prices abroad, but may also adversely affect stock prices in Japan. A significant decline in the market prices of equity instruments held by us would give rise to unrealized losses that would negatively affect our net assets, which would adversely affect our financial condition. In addition, equity instruments constitute a significant portion of our funded retirement benefit plan assets. If stock prices in Japan or in other markets decline significantly, our funded retirement benefit plans may require additional funding, which could have a material adverse effect on our business and financial condition.

We may suffer large losses in the event of a natural disaster such as an earthquake.

Our manufacturing operations and steel works in Japan and overseas are subject to the risk of earthquakes and other natural disasters, including typhoons, tsunamis, tidal waves, floods and volcanic eruptions. For example, we suffered a significant impact from the 2011 Great East Japan Earthquake and the following tsunami. Not only were our Kashima steel works and Kamaishi steel works directly damaged by the earthquake and tsunami, but the increase in raw material costs and drop in demand for steel products following the disaster, driven in part by disruption to the operations of steel consumers in Japan, had a significant impact on our business operations and financial results, causing our predecessor entities to incur over ¥100 billion in losses in the aggregate. In the event of another major natural disaster affecting our manufacturing facilities, we may experience catastrophic loss, operations at such production sites may be halted, shipments of products may be suspended or delayed, a significant reduction or loss of revenues may be experienced, or other problems may adversely affect our operations.

We may not be able to adequately protect our intellectual property rights in foreign countries and we may become involved in intellectual property disputes.

Patents and other forms of intellectual property rights are competitive factors in the markets in which we operate, which are characterized by constantly evolving technology. We rely on the technologies and know-how we have developed for our business, and seek to protect such technologies and know-how through a combination of patents, and other forms of intellectual property rights, as well as through the use of contractual confidentiality procedures, contract clauses and agreements. There can be no assurance, however, that we will always be successful in adequately protecting our technologies and know-how, including by securing patents or other intellectual property rights. While we have registered intellectual property (mainly patents and trademarks) in approximately 70 countries, because of the differences in foreign patent, trademark and other intellectual property or proprietary rights laws, we may not receive the same protection in foreign countries as we would in Japan.

It is also important for us to operate without infringing upon the patents or other intellectual property rights of others. There can be no assurance that third parties will not assert infringement claims against us or that such claims will not be successful. Such infringement claims could result in the payment of monetary damages, the suspension of our operations involving the subject technologies, the necessity to develop or acquire non-infringing technologies, a significant investment of time and effort on the part of our management, increased legal expenses, damage to our reputation and other costs which could negatively impact our results of operations.

We rely on trade secrets and other unpatented proprietary know-how to maintain our competitive position, and unauthorized disclosure of our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We rely on trade secrets and unpatented proprietary know-how and information. In an effort to protect this information and prevent leakages, we have implemented internal policies and procedures that require our employees to adequately manage information, including trade secrets, obtained during the course of business and that also prohibit our employees from leaking confidential information. Under these policies and procedures, we may take disciplinary action, including dischargement, in the event of violations. Furthermore, when we outsource business to or engage in joint research and development with other companies, we require that such companies agree to maintain the confidentiality of the trade secrets and know-how that we share during the course of such engagement by refraining from disclosing such information to third parties, taking appropriate measures to prevent leakages of such information and prohibiting the use of such information outside of the agreed-upon purpose. We cannot assure the enforceability of these types of policies and procedures, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business.

Fluctuations in the prevailing market interest rate for borrowings and debts, in the financial market as well as in the financing environment could harm our business, results of operations and financial condition.

As of the fiscal year ended March 31, 2018, the balance of our total consolidated interest-bearing debt was ¥2,157,755 million, and any fluctuations in the prevailing market interest rate and in other financial markets could adversely affect our results of operations. In addition, we finance a part of our operations through borrowings from banks and other financial institutions as well as the issuance of debt. If the financial market becomes unstable and deteriorates or credit rating agencies decide to downgrade our credit ratings, our methods of obtaining financing could be limited, resulting in an increase in financing costs, which may adversely affect our business, results of operations and financial condition.

We may face difficulties hiring and retaining qualified employees.

In order to maintain the sustainable growth of our business, we depend on the leadership of our key management personnel as well as our ability to attract, employ and retain skilled professionals, including management professionals, and highly qualified employees with relevant experience. Furthermore, we must be able to successfully recruit, train and develop new hires. If we are unable to successfully execute our human resource strategies and experience unforeseen increases in employee departures or are unable to successfully groom replacement candidates for our management personnel in a timely manner, we may lose valuable know-how or other organizational resources, which could harm our ability to compete effectively. Additionally, unforeseen costs in connection with increased competition for talented personnel, increased employee regulation, or issues related to workplace health and safety arising from improper labor management may negatively affect our financial condition and results of operations.

Our internal controls may not be effective in preventing misstatements of our financial condition and results of operations.

In accordance with the FIEA, as a public company in Japan, we are required to evaluate the effectiveness of our internal controls over financial reporting as of the end of our fiscal year and have our evaluation audited by our independent auditors. Although we found our internal controls over financial reporting to be effective as of March 31, 2018, if our internal controls over financial reporting are found to have material weaknesses as a result of our evaluation or the audits conducted by our independent auditors in the future, our ability to produce reliable financial reports on a timely basis could be adversely affected, resulting in a loss of confidence in our financial reporting by investors, which could materially and adversely affect the price of our shares. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met and thus are subject to inherent limitations.

We are subject to economic policy, political, social and legal risks and uncertainties in the emerging markets in which we operate or propose to operate.

We operate in emerging markets, such as the ASEAN countries and India, and intend to expand our operations in such markets. In recent years, many of these countries have implemented measures aimed at improving the business environment and providing a stable platform for economic development. Our business strategy has been developed partly on the assumption that this modernization, restructuring and upgrading of the business climate and physical infrastructure will continue, but this cannot be guaranteed. Any slowdown in the development of such economies could have a material adverse effect on our business, financial condition, results of operations or prospects, as could insufficient investment by government agencies or the private sector in physical infrastructure. For example, the failure of an emerging market to develop reliable electricity and natural gas supplies and networks, and any resulting shortages or rationing, could lead to disruptions in our production.

Certain emerging markets where we have operations have experienced or are experiencing particularly difficult operating conditions. Brazil, for example, is currently emerging from a severe recession, but its recovery has been marred by political uncertainty. Recession continues to loom in South Africa, where the steel and mining industries are subject to a challenging operating environment characterized by lower local demand, increased cheap imports and higher costs.

In addition, the legal systems in some of the countries in which we operate remain less than fully developed, particularly with respect to the independence of the judiciary, property rights, the protection of foreign investment and bankruptcy proceedings, which generally results in a lower level of legal certainty or security for foreign investment than in more developed countries. Furthermore, we may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which we operate because, among other reasons, those countries may not be parties to treaties that recognize the mutual enforcement of court judgments. Assets in certain countries where we operate could also be at risk of expropriation or nationalization, and any compensation paid for such assets may be below fair value.

Our insurance policies provide limited coverage, potentially leaving us uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on our business, financial condition, results of operations or prospects. We maintain fire insurance on property and equipment in amounts that we believe are commercially reasonable in consideration of possible risks, but we are not fully insured against all such risks. Our insurance policies cover physical loss or damage to our property and equipment on a reinstatement basis as arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. However, we do not have significant insurance coverage with respect to product liability or certain other kinds of risks. Notwithstanding the insurance coverage that we do have, the occurrence of an event that causes losses in excess of limits specified under the relevant policy, or losses arising from events not covered by insurance policies, could materially harm our financial condition and results of operations.

Our income tax liability may substantially increase if the tax laws and regulations in countries in which we operate change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which we operate are substantial and include value-added taxes, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and national or local government budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on our financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers generally, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. Also, if tax rates increase in any of the jurisdictions in which we operate, or treaties between those jurisdictions are modified in an adverse manner, our cash flows, liquidity and ability to pay dividends could be negatively affected.

Our reputation and business could be materially harmed as a result of system failure, data breaches, data theft, unauthorized access or successful hacking. Furthermore, our business could be adversely affected as a result of the rising costs of maintaining sufficient cybersecurity in light of continuous technological advances.

Our operations depend on the secure and reliable performance of our information technology systems. An increasing number of companies have recently experienced intrusion attempts or breaches of their information technology security, some of which have involved sophisticated and highly targeted attacks on their computer networks. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement in a timely manner effective and efficient countermeasures.

While we have adopted procedures and controls to protect our information and operating technology, including sensitive proprietary information and confidential and personal data, there can be no assurance that a system or network failure, or security breach, will be prevented. If unauthorized parties attempt or manage to bring down our website or gain access into our information technology systems, they may be able to misappropriate confidential information, cause interruptions in our operations, damage our computers or process control systems or otherwise damage our reputation and business. Any compromise of the security of the our information technology systems could result in interruptions to our systems, a loss of confidence in our security measures, reputational damage and subject us to litigation, civil or criminal penalties and adverse publicity that could adversely affect our reputation, financial condition and results of operations. Furthermore, we expect that the costs of maintaining adequate cybersecurity to combat the leakage of information in this environment will continue to rise, and such costs could also adversely affect our financial condition and operations.

We are subject to regulatory and compliance risks, which may expose us to investigations by governmental authorities, litigation and penalties, including in connection with antitrust laws and regulations.

We operate globally. Our business straddles multiple jurisdictions and complex regulatory frameworks at time of increased enforcement activity and enforcement initiatives worldwide. Such regulatory frameworks, including economic sanctions, are constantly evolving, and we may, as a result, become subject to increasing limitations on our business activities or the risk of penalties or other sanctions for non-compliance. Moreover, our governance and compliance processes, which include the review of internal controls over financial reporting, may not prevent us from violating law or accounting or governance standards.

We are one of the largest steel producers in the world. As a result, we may be subject to exacting scrutiny from regulatory authorities and private parties, particularly regarding our trade practices and dealings with customers and counterparties. As a result of our position in steel markets and our historically acquisitive growth strategy, we could be subject to governmental investigations and lawsuits based on antitrust laws. Such investigations could require us to incur significant expenditures or result in liabilities or governmental orders that could have a material adverse effect on our business, operating results, financial condition and prospects.

We are subject to strict environmental, health and safety laws and regulations that could give rise to a significant increase in costs and liabilities.

We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among others, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and the remediation of environmental contamination. The costs of complying with, and the imposition of liabilities pursuant to, current and future environmental laws and regulations could potentially be significant, and compliance with new and more stringent obligations in the future may require us to make additional capital expenditures or modify our operating practices. Failure to comply can result in civil and or criminal penalties being imposed, the suspension of permits, requirements to curtail or suspend operations and lawsuits by third parties. Despite our efforts to comply with environmental laws and regulations, environmental incidents or accidents may occur that negatively affect our reputation or the operations of key facilities.

Integrated steel processing involves carbon and creates CO2, which distinguishes integrated steel producers from mini-mills and many other industries, where CO2 generation is primarily linked to energy use. The European Union has established greenhouse gas regulations and is revising its emission trading system for the period after 2020 in a manner that may require steel producers, including us, to incur additional costs to acquire emissions allowances. In 2015, Japan set a target for reducing greenhouse gas emissions by 26% by 2030 and the United States has required reporting of greenhouse gas emissions from certain large sources since 2011, with emissions trading regimes and other initiatives being pursued at the state and regional level. See “Our Business—Business Overview—Regulation.”

We are also subject to a broad range of health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations, as interpreted by relevant agencies and the courts, have in recent years imposed increasingly stringent health and safety protection standards. The costs of complying with, and the imposition of liabilities pursuant to, health and safety laws and regulations could be significant, and failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations and lawsuits by third parties. In addition, under certain circumstances authorities could require our facilities to curtail or suspend operations based on health and safety concerns.

New or more stringent environmental, safety and health standards could require us to make increased capital expenditures or make modifications in operating practices or projects. As a result, the amount and timing of future environmental and related expenditures may vary substantially from those currently anticipated. These additional costs may also have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible. We could also be exposed to civil liabilities, administrative penalties, criminal sanctions and closure orders for non-compliance with these regulations, as well as encounter delays in obtaining environmental or other operating licenses. Waste disposal and emission practices may result in the need for us to clean up or retrofit our facilities at substantial costs or substantial liabilities. Environmental regulatory restrictions imposed by foreign markets to which we export our products may also materially and adversely affect our export sales.

Risks Relating to Owning Our Common Stock and American Depositary Shares (“ADSs”)

Further issuances of shares by us may have an adverse effect on the market value of our shares and may dilute existing shareholders.

We may issue additional shares within the unissued portion of our authorized share capital and sell shares held as treasury stock, generally without shareholder approval. Issuances of shares in the future may be at prices below prevailing market prices and may be dilutive. If additional shares are issued by us or if it is perceived that additional shares will be issued in the public market, the trading price of our shares could be materially and adversely affected. If we were to issue additional shares in the future, holders of shares of our common stock, including purchasers of our shares in the global offering, may experience dilution.

Our shareholders of record on a record date may not receive the dividends they anticipate.

Consistent with market practice in Japan, we regularly announce forecasts of year-end and interim dividends. However, any such forecasts will not be legally binding. The actual payment of any interim or yearend dividends will require a resolution of our board of directors or a resolution of the shareholders’ meeting. See “Description of Our Common Stock—Distribution of Surplus.” These actual payments may differ from any previously announced forecasts or payout ratio targets, and since resolutions to pay dividends are usually not adopted until after the relevant record date, currently specified as March 31 and September 30 by our articles of incorporation, our shareholders of record on a record date may not receive the dividends they anticipate.

Under the Companies Act, we will not be able to declare or pay dividends unless we meet specified financial criteria on an unconsolidated basis. Generally, we will be able to pay dividends only if we have certain surplus as calculated based on the aggregate of other capital surplus and other retained earnings on our unconsolidated balance sheet as of the end of the preceding fiscal year as determined in accordance with Japanese GAAP. For details of restrictions on the payment of dividends, see “Description of Our Common Stock—General—Distribution of Surplus—Restriction on Distributions of Surplus.”

Investors holding less than a unit of shares will have limited rights as shareholders.

Pursuant to the Companies Act and other related legislation, our articles of incorporation provide that 100 shares of common stock constitute one unit. If the Share Exchange is approved, 141 shares of Nisshin Steel’s common stock will be exchanged for 100 shares of our common stock, which constitute one unit, as well as cash in lieu of fractional shares. The Companies Act imposes significant restrictions and limitations on holdings of shares that do not constitute whole units. In general, holders of shares constituting less than one unit do not have the right to vote or to examine our accounting books and records. The transferability of shares of our common stock constituting less than one unit is significantly limited. For a more complete description of the unit share system and its effect on the rights of holders of our common stock, see “Description of Our Common Stock—General—Unit share system.”

Because of daily price range limitations under Japanese stock exchange rules, investors may not be able to sell their shares of our common stock at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

Our articles of incorporation, the regulations of our board of directors and the Companies Act govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may be different from those that would apply to a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. For example, under the Companies Act, only holders of 3% or more of our total voting rights or outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid and such uncertainty may be more pronounced than in other jurisdictions.

It may not be possible for investors to effect service of process within the United States upon us or our directors, executive officers or audit & supervisory board members, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock corporation incorporated under the laws of Japan. All of our directors, executive officers and audit & supervisory board members reside outside the United States. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

We plan to terminate our registration under the Exchange Act and cease to be an SEC reporting company as soon as practicable in accordance with applicable rules and regulations.

We plan to terminate our registration under the Exchange Act as soon as practicable in accordance with the rules that permit the deregistration of eligible foreign private issuers. Upon the termination of our registration, we will no longer be subject to the reporting provisions of the Exchange Act. As a result, U.S. shareholders will have access to less information about us and our business, operations and financial performance. Upon the termination of our registration under the Exchange Act, we will cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002.

ADS holders must act through the depositary to exercise these rights and have fewer rights than shareholders.

The rights of shareholders under Japanese law to take actions, including exercising their voting rights, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its nominee, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with deposited shares. If shareholders choose to deposit shares allocated to them in the Share Exchange for ADS, the depositary will make efforts to exercise their voting rights underlying ADSs in accordance with the instructions of ADS holders, and will pay dividends and distributions collected from us. However, ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

There are restrictions on the withdrawal of shares from our depositary receipt facility.

Our articles of incorporation provide that 100 shares constitute one unit. Under our ADS program, each ADS represents the right to receive one share. As a result of the unit share system, American Depositary Receipt (“ADR”) holders will only be permitted to surrender ADRs and withdraw underlying shares constituting whole units. If a holder surrenders an ADR representing shares that do not constitute an integral number of whole units, the depositary will deliver to that holder only those shares which constitute a whole unit. The depositary will then issue to the holder a new ADR representing the remaining shares. Holders of an ADR that represents less than a whole unit of underlying shares will be unable to withdraw the underlying shares. As a result, while holders of common stock whose shares constitute less than one whole unit may require us to purchase such shares under our articles of incorporation, those ADR holders will be unable to require us to purchase their underlying shares to the extent those shares constitute less than one whole unit.

Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar could affect the market price of ADSs, as well as the dividends received by ADS holder.

Fluctuations in the exchange rate between the Japanese yen and U.S. dollar will also affect the U.S. dollar equivalent of the Japanese yen price of the shares of our common stock on the TSE and, as a result, will likely affect the market price of the ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary for the ADRs of cash dividends, if any, paid in Japanese yen on shares of common stock represented by the ADSs.

Selected Historical Financial Data

The following selected historical financial data as of and for the fiscal years ended March 31, 2017 and 2018 is derived from our annual consolidated financial statements prepared in accordance with IFRS, which have been audited by KPMG AZSA LLC (“KPMG AZSA”), an independent registered public accounting firm, and which are included in this prospectus.

The data prepared below is only a summary and should be read in conjunction with our consolidated financial statements, related notes, and other financial information included herein. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	As of and for the fiscal years ended March 31,
	2018	2017
	(in millions of yen except per share data and number of shares)
Statements of profit or loss data:
Revenue	¥5,712,965	¥4,696,828
Cost of sales	(4,948,883)	(4,085,651)
Selling, general and administrative expenses	(533,787)	(466,351)
Business profit	288,700	169,878
Profit before income taxes	271,760	194,780
Profit for the year	212,210	154,483
Per share data:
Basic earnings per share(1)	204.87	155.08
Dividends per share	70.00	45.00
Statements of financial position data:
Total current assets	2,532,977	2,327,661
Total assets	7,756,134	7,455,153
Total current liabilities	2,160,194	2,040,878
Total liabilities	4,231,238	4,167,846
Total equity attributable to owners of the parent	3,136,991	2,931,234
Common stock	419,524	419,524
Number of shares (in thousands):
Authorized	2,000,000	2,000,000
Issued	950,321	950,321
Treasury stock	67,710	67,674

Note:

(1)

Basic earnings per share is calculated by dividing the profit for the reporting period attributable to ordinary shareholders of the parent by the weighted average number of ordinary shares outstanding during the period in which the number of treasury stock is excluded.

Market Price and Dividend Information

Our common stock is listed on the First Section of the TSE, the First Section of the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange. Nisshin Steel’s common stock is listed on the First Section of the TSE.

The following table sets forth, for the periods indicated, the reported high and low prices per share of our common stock on the First Section of the TSE:

	Tokyo Stock Exchange
	Price per Share of Common Stock
	High	Low
Fiscal Year ended March 31,
2014	¥3,590.0	¥2,080.0
2015	3,330.0	2,433.0
2016	3,505.0	1,773.5
2017	2,912.0	1,787.5
2018	3,132.0	2,228.0

Fiscal Year ended March 31, 2017:
First quarter	2,587.5	1,787.5
Second quarter	2,259.0	1,822.5
Third quarter	2,805.0	1,981.5
Fourth quarter	2,912.0	2,531.5

Fiscal Year ended March 31, 2018:
First quarter	2,579.0	2,323.5
Second quarter	2,808.0	2,515.0
Third quarter	2,918.5	2,509.0
Fourth quarter	3,132.0	2,228.0

Fiscal Year ending March 31, 2019:
First quarter	2,527.0	2,134.0

Month of:
January 2018	3,132.0	2,778.0
February 2018	2,858.0	2,512.5
March 2018	2,536.5	2,228.0
April 2018	2,459.5	2,271.5
May 2018	2,527.0	2,266.0
June 2018	2,355.0	2,134.0
July 2018	2,270.0	2,063.5
August 2018	[●]	[●]
September 2018	[●]	[●]
October 2018	[●]	[●]
November 2018 (through November [DAY], 2018).	[●]	[●]

Note:

Effective as of October 1, 2015, we performed a share consolidation at a ratio of ten shares to one share and changed the number of shares in a unit of shares from 1,000 shares to 100 shares. The information in the table for the fiscal years ended March 31, 2014 and 2015 has been retrospectively adjusted to reflect this consolidation of our units of shares.

On [November] [DAY], 2018, the last reported sale price of our shares on the TSE was ¥[●] per share.

The following table sets forth, for the periods indicated, the reported high and low prices per share of Nisshin Steel’s common stock on the First Section of the TSE:

	Tokyo Stock Exchange
	Price per Share of Common Stock
	High	Low
Fiscal Year ended March 31,
2014	¥1,508	¥653
2015	1,690	823
2016	1,757	991
2017	1,660	1,213
2018	1,998	1,155

Fiscal Year ended March 31, 2017:
First quarter	1,539	1,238
Second quarter	1,387	1,213
Third quarter	1,553	1,308
Fourth quarter	1,660	1,406

Fiscal Year ended March 31, 2018:
First quarter	1,474	1,155
Second quarter	1,496	1,234
Third quarter	1,881	1,439
Fourth quarter	1,998	1,224

Fiscal Year ending March 31, 2019:
First quarter	1,799	1,193

Month of:
January 2018	1,998	1,834
February 2018	1,941	1,421
March 2018	1,422	1,224
April 2018	1,458	1,193
May 2018	1,799	1,424
June 2018	1,657	1,497
July 2018	1,604	1,448
August 2018	[●]	[●]
September 2018	[●]	[●]
October 2018	[●]	[●]
November 2018 (through November [DAY], 2018)	[●]	[●]

On [November] [DAY], 2018, the last reported sale price of Nisshin Steel shares on the TSE was ¥[●] per share.

Set forth below are the closing prices of our common stock and Nisshin Steel’s common stock on May 15, 2018, the last full trading day prior to the public announcement date on which the two companies had announced the Share Exchange, May 16, 2018, the date on which the two companies publicly announced the share exchange ratio, and [November] [DAY], 2018. The table also sets forth the implied equivalent value of Nisshin Steel’s common stock on these dates, as determined by multiplying the applicable closing price of our common stock by the share exchange ratio of 0.71 shares of our common stock for each share of Nisshin Steel’s common stock. We urge you to obtain current market quotations for each of the two companies’ common stock.

	Our Common Stock	Nisshin Steel’s Common Stock
	Historical	Historical	Equivalent
May 15, 2018	¥2,507.0	¥1,495	¥1,780
May 16, 2018	2,483.5	1,728	1,763
[November] [DAY], 2018	[●]	[●]	[●]

The following table sets forth, for the periods indicated, the dividends per share declared by us and Nisshin Steel, respectively, in each fiscal year, which consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.

	NSSMC	Nisshin Steel
Period Ended,
September 30, 2013	¥20.00	¥0.00
March 31, 2014	30.00	15.00
September 30, 2014	20.00	—
March 31, 2015	30.50	40.00
September 30, 2015	30.00	15.00
March 31, 2016	15.00	25.00
September 30, 2016	—	—
March 31, 2017	45.00	5.00
September 30, 2017	30.00	15.00
March 31, 2018	40.00	15.00

Note:

Effective as of October 1, 2015, we performed a share consolidation at a ratio of ten shares to one share and changed the number of shares in a unit of shares from 1,000 shares to 100 shares. The information in the table for the fiscal periods ended September 30, 2013, March 31, 2014, September 30, 2014, March 31, 2015 and September 30, 2015 has been retrospectively adjusted to reflect this consolidation of our units of shares.

Exchange Rates

The following table sets forth information regarding the noon buying rates for Japanese yen in New York City for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes, expressed in Japanese yen per $1.00 during the periods and as of the dates shown. The average exchange rate for the periods shown is the average of the month-end rates during the period. We have translated some Japanese yen amounts presented in this prospectus into dollars solely for your convenience. Unless otherwise noted, the rate used for such translations was ¥[●] per $1.00. This was the approximate exchange rate in Japan on [November] [DAY], 2018. Such translations should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into dollars at the above or any other rate.

	High	Low	Average	Period-End
Fiscal Year Ended or Ending March 31,
2014	¥105.25	¥92.96	¥100.46	¥102.98
2015	121.50	101.26	110.78	119.96
2016	125.58	111.30	120.13	112.42
2017	118.32	100.07	108.31	111.41
2018	114.25	104.83	110.70	106.20
2019 (through November [DAY], 2018)	[●]	[●]	[●]	[●]

	High	Low
Most Recent Six Months
January 2018	¥113.18	¥108.38
February 2018	110.40	106.10
March 2018	106.91	104.83
April 2018	109.33	105.99
May 2018	111.08	108.62
June 2018	110.71	109.45
July 2018	112.98	110.48
August 2018	[●]	[●]
September 2018	[●]	[●]
October 2018	[●]	[●]
November 2018 (through November [DAY], 2018)	[●]	[●]

On [November] [DAY], 2018, the noon buying rate was ¥[●] = $1.00.

Extraordinary General Meeting of Nisshin Steel Shareholders

General

Nisshin Steel is distributing mail-in-ballots to its shareholders who are entitled to exercise their voting rights (or their standing proxies in Japan, as appropriate) for use at an extraordinary general meeting of Nisshin Steel shareholders, expected to be held on [December] [DAY], 2018, in Tokyo, Japan, at a time and place to be set forth in a convocation notice that will be sent to investors at least two weeks prior to the date set for the meeting. Nisshin Steel is distributing these mail-in-ballots, together with the notice of convocation of the meeting and reference documents concerning the shareholders’ meeting, by mail to its shareholders who have voting rights. Both the notice and mail-in-ballots are written in Japanese. An English translation of the notice of convocation of the meeting and reference documents for the shareholders’ meeting are included as an exhibit to the registration statement of which this prospectus forms a part. An English translation of the mail-in-ballot is also included as an exhibit to such registration statement. This prospectus is furnished to Nisshin Steel shareholders resident in the United States in connection with the issuance by us of shares of our common stock pursuant to the Share Exchange.

At the shareholders’ meeting of Nisshin Steel, the approval of the Share Exchange Agreement will be considered and voted upon by the shareholders of Nisshin Steel.

Voting

Nisshin Steel currently uses the unit share system, where one unit consists of 100 shares of common stock of Nisshin Steel. See “Description of Our Common Stock—General—Unit share system.” Nisshin Steel’s shareholders may vote at the Nisshin Steel extraordinary general meeting of shareholders only if they are registered as a holder of one unit or more of shares of Nisshin Steel common stock in Nisshin Steel’s register of shareholders on the record date. Each unit of shares of Nisshin Steel common stock outstanding on the Nisshin Steel record date is entitled to one vote on each matter properly submitted at the extraordinary general shareholders’ meeting of Nisshin Steel. Shares constituting less than one unit are not entitled to vote. The following shares are not entitled to vote at, and are not counted in determining the quorum for, the general meeting of shareholders:

•	shares held as treasury shares by Nisshin Steel;

•	shares held by entities in which Nisshin Steel (together with its subsidiaries) holds 25% or more of the voting rights; and

•	shares issued after the applicable record date and shares that have come to constitute one or more units after the record date.

Record Date

The close of business on September 30, 2018 is the Nisshin Steel record date for the determination of the holders of Nisshin Steel’s common stock entitled to exercise the shareholders’ rights at the Nisshin Steel extraordinary general meeting. Nisshin Steel’s shareholders may vote at the Nisshin Steel extraordinary general meeting only if they are registered as a holder of one “unit” or more shares of Nisshin Steel’s common stock in Nisshin Steel’s register of shareholders at that time.

Vote Required

Approval of the Share Exchange requires the affirmative vote of the holders of a two-thirds majority of the voting rights of shareholders of Nisshin Steel represented at the extraordinary general meeting of shareholders of Nisshin Steel at which shareholders holding one-third of the total voting rights of the shareholders who are entitled to exercise their voting rights are represented.

As of March 31, 2018, the directors and audit & supervisory board members of Nisshin Steel owned of record approximately 0.068% of the voting rights of Nisshin Steel’s common stock. As of March 31, 2018, our directors and audit & supervisory board members did not own any of the voting rights of Nisshin Steel’s common stock.

Mail-in-ballots and Electronic Vote

Holders of Nisshin Steel’s common stock entitled to vote at the Nisshin Steel extraordinary general meeting may vote their shares by mail-in-ballot, using the form in Japanese which Nisshin Steel is distributing by mail to those holders.

Holders of Nisshin Steel’s common stock are also entitled to exercise voting rights via the Internet by accessing a website designated by Nisshin Steel and inputting an exercise code and password. Internet voting is available only on the Japanese-language website.

Revocation

Any person who submits a mail-in-ballot by mail or vote via the Internet may revoke it any time before it is voted:

•

By sending another mail-in-ballot dated a later date than the previous mail-in-ballot to Nisshin Steel, or by submitting a subsequent vote via the Internet (if a shareholder sends mail-in-ballot and submits vote via the Internet, the vote via Internet will be counted and if a shareholder submits vote via the Internet more than one time, the last vote will be counted); or

•	By voting in person, or through another shareholder entitled to vote and appointed as such person’s attorney-in-fact, at the extraordinary general meeting of shareholders of Nisshin Steel.

Nisshin Steel shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their vote.

The Share Exchange

General

Our board of directors and the board of directors of Nisshin Steel have agreed to the Share Exchange. Pursuant to the Share Exchange, each shareholder of Nisshin Steel will receive 0.71 shares of our common stock for each share of Nisshin Steel’s common stock that such shareholder holds. If the Share Exchange Agreement is approved by Nisshin Steel’s shareholders, and if the other conditions for completing the Share Exchange are satisfied, the Share Exchange is expected to become effective on January 1, 2019.

This section of the prospectus describes material aspects of the Share Exchange, including the material provisions of the Share Exchange Agreement. An English-language translation of the Share Exchange Agreement, the original of which is written in Japanese, is included in this prospectus as Appendix A.

Background to the Share Exchange

Through the Share Exchange, we plan to turn Nisshin Steel into a wholly owned subsidiary.

We were formed in October 2012 through the business integration of Nippon Steel Corporation (established in 1950) and Sumitomo Metal Industries, Ltd. (established in 1949). Since our formation, we have strived to become the “Best Steelmaker with World-Leading Capabilities” and have taken measures to reduce costs by combining the technologies of the two former companies and improving efficiency as a result of the business integration, to integrate facilities, to invest in downstream processes overseas and to integrate and reorganize our group companies. Through these measures, we have constantly generated synergy effects.

Nisshin Steel was established in April 2014 through the merger of Nisshin Steel Holdings Co., Ltd. (established in 2012), the former Nisshin Steel Co., Ltd. (established in 1959) and Nippon Metal Industry Co., Ltd. (established in 1932). Nisshin Steel specializes in coated steel sheets, special steel and stainless steel, and has received high evaluations from its markets for its distinctive product groups, meticulous development marketing in line with customer needs and its MOONSTAR corporate symbol, which represents the aforesaid values of Nisshin Steel. In addition, since the establishment of Nisshin Steel Holdings Co., Ltd., Nisshin Steel has implemented measures enhancing its business competitiveness by reducing costs, ensuring multi-stratified earnings through core products strategies and creating new markets by deepening customer-centrism, and has achieved certain positive results.

In August 2015, Nisshin Steel determined that, under the extreme severity of the business environment in Japan and overseas at the time, implementing structural reforms for its business would contribute to the improvement of its corporate value. As a result, Nisshin Steel requested that we cooperate with it by supplying steel slabs (a material for steel products) to Nisshin Steel.

In light of such request and the market environment faced by the companies and their business strategies, we and Nisshin Steel reached a shared view that it would be necessary for us to make Nisshin Steel our subsidiary in order to (i) make available our continuous supply of steel slabs to Nisshin Steel (who was our competitor at the time) and (ii) improve the likelihood that both companies would survive in the increasingly severe global business environment by bringing together the management resources that each company had fostered to date to create synergies and enhance the competitive strengths of both companies.

On February 1, 2016, we and Nisshin Steel entered into a memorandum of understanding for the commencement of discussions to explore making Nisshin Steel our subsidiary, and they publicly announced the commencement of those discussions on the same day.

On May 13, 2016, we and Nisshin Steel reached an agreement regarding the proposed transaction. It was agreed that we would acquire shares of Nisshin Steel by way of a cash tender offer and, if necessary, capital increase by third party allotment so that our ownership percentage of Nisshin Steel would increase to 51%.

On January 27, 2017, we received notice from the Japan Fair Trade Commission that they would not issue a cease-and-desist order regarding our proposed acquisition of Nisshin Steel.

On February 3, 2017, we commenced a tender offer to acquire the shares of Nisshin Steel’s common stock.

On March 13, 2017, we completed the tender offer for the shares of Nisshin Steel’s common stock, and Nisshin Steel became our 51% owned subsidiary. At this time, neither we nor Nisshin Steel had any plans or intentions to make Nisshin Steel our wholly owned subsidiary by acquiring the remaining shares of Nisshin Steel.

After Nisshin Steel became our 51% owned subsidiary, we and Nisshin steel had regular meetings at the senior management level to discuss ways to maximize synergies between the two companies at an early stage. Through such meetings, the senior management of both companies came up with the shared view that integrating the stainless steel sheet businesses of us, Nisshin Steel and NSSC would be one powerful option, and started to contemplate detailed measures for the integration of the stainless steel sheet businesses, including operational and organizational restructuring.

On July 26, 2017, our President, Mr. Kosei Shindo, and the President of Nisshin Steel, Mr. Kinya Yanagawa, held a meeting where, in light of accelerating the integration of the stainless steel sheet businesses, our President made a proposal to Nisshin Steel to turn Nisshin Steel into our wholly owned subsidiary during the fiscal year ending March 31, 2019 by conducting a share exchange through which we would acquire all of the outstanding shares of Nisshin Steel not already owned by us and thereby hasten the integration of the stainless steel sheet businesses of both companies. In response to this proposal, Nisshin Steel’s President promised that Nisshin Steel would consider our proposal.

Following this initial meeting between members of top management, we retained our financial advisor, Nomura Securities Co., Ltd., our Japanese legal counsel, Nishimura & Asahi, and our U.S. legal counsel, Sullivan & Cromwell LLP. Nisshin Steel retained Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. as its financial advisor. Nisshin Steel also retained Nomura & Partners as its Japanese legal counsel.

On January 18, 2018, we and Nisshin Steel reached an agreement that we would make Nisshin Steel our wholly owned subsidiary by conducting a share exchange. We and Nisshin Steel also agreed upon January 1, 2019 as the targeted schedule of the proposed share exchange.

On April 12, 2018 and April 17, 2018, the working groups of both companies met to discuss the method to be employed in calculating the share exchange ratio, taking into consideration factors such as the price at which we had purchased shares of Nisshin Steel during the tender offer that we conducted in 2017. As a result, both we and Nisshin Steel agreed to employ a market share price analysis and a discounted cash flow (“DCF”) analysis in calculating the share exchange ratio.

Starting on April 20, 2018, the working groups of both companies began negotiating the share exchange ratio. On April 27, 2018 and May 8, 2018, both we and Nisshin Steel engaged in extensive discussions to negotiate the share exchange ratio in light of factors such as the impact that synergies of the proposed business combination would have.

On May 11, 2018 we and Nisshin Steel reached an agreement that, in connection with the proposed share exchange, the shareholders of Nisshin Steel’s common stock would be allotted 0.71 shares of our common stock for one share of Nisshin Steel’s common stock.

Over the course of the discussions and negotiations between us and Nisshin Steel, we performed legal and financial due diligence on Nisshin Steel with the assistance of legal and accounting professional firms. On our behalf, legal due diligence was conducted by Nishimura & Asahi and accounting due diligence by Deloitte Tohmatsu Financial Advisory LLC.

Approximately three weeks prior to the public announcement of the transaction, we and Nisshin Steel visited the TSE and, in accordance with the listing rules of the TSE, had a preliminary consultation meeting with TSE officials in regards to the Share Exchange.

On May 16, 2018, the date of public announcement, the board of directors of Nisshin Steel received a valuation report from Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., acting as Nisshin Steel’s financial advisor and as a third party independent from both us and Nisshin Steel.

Additionally, on the same date, the board of directors of Nisshin Steel received a report from a third party committee established to evaluate the Share Exchange stating that the Share Exchange would not be considered disadvantageous for the non-controlling shareholders of Nisshin Steel.

On the same date, at a meeting of the board of directors of Nisshin Steel (which was attended by all ten directors, including all of two outside directors), based in part on the share exchange ratio analysis and the valuation report received from Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Nisshin Steel determined that the conditions relating to the Share Exchange were appropriate and that the Share Exchange would be beneficial to Nisshin Steel’s corporate value.

On the same date, Nisshin Steel’s board of directors adopted a resolution, with the unanimous approval of the directors in attendance, stating that Nisshin Steel would execute the Share Exchange Agreement.

In addition, three out of four audit & supervisory board members of Nisshin Steel attended the aforesaid board of directors meeting (including all of the two outside audit & supervisory board members) and expressed the opinion that they had no objection to the execution of the Share Exchange Agreement.

On May 16, 2018, a meeting of our board of directors was held for the final consideration of the Share Exchange. After review and discussions regarding the terms of the proposal, our board of directors unanimously resolved to approve the Share Exchange.

On May 16, 2018, we and Nisshin Steel executed the Share Exchange Agreement and announced the details of the Share Exchange, including the share exchange ratio. The announcement also noted that the share exchange ratio may be subject to change after discussion between us and Nisshin Steel, in the case of any material changes to the assumptions underlying the calculation of the share exchange ratio. If the Share Exchange is approved at the meeting of shareholders of Nisshin Steel and any other conditions for completing the Share Exchange are satisfied, the Share Exchange will become effective on January 1, 2019.

Also on May 16, 2018, assuming that the Share Exchange will occur, making Nisshin Steel our wholly owned subsidiary, we, NSSC and Nisshin Steel have entered into an agreement to integrate our and their respective businesses manufacturing and selling stainless steel sheets.

Reasons for the Share Exchange

We and Nisshin Steel recognize that, while the global demand for steel products is expected to constantly expand in the long run, the environment surrounding the steel-making industry is at a turning point for long-term and structural changes, exemplified by: changes in the steel supply-demand structure such as domestic depopulation, movements toward protectionism, a shift to domestic production by emerging countries; changes in social and industrial structures such as the rapid progress of IT, increased needs of auto-manufacturers for lighter and stronger vehicle bodies, the spread of cars powered by new and alternative sources of energy, such as electric vehicles, and automated driving; and expectation from companies for measures toward the realization of a sustainable society.

Under these circumstances, in order to respond to the future business environment surrounding the ordinal steel and stainless steel industries, we and Nisshin Steel reached the conclusion that it would be necessary to enhance each of our respective strengths and realize the maximum effects of synergies at an early stage by accelerating the mutual utilization of management resources and further promoting alliances within the our group, and agreed to conduct the Conversion into a Wholly Owned Subsidiary. We believe that the Conversion into a Wholly Owned Subsidiary will enable us to more speedily enact intercompany measures, including those for pursuit of an optimized production system and business restructuring of our group companies in a more expeditious and flexible manner in line with the changes in the business environment, without creating concern for conflict between the shareholders of each company. Nisshin Steel is also convinced that, by becoming our wholly owned subsidiary, it will be able to further show the strength of its customer and market responsiveness and reinforce its brand power, which has been built under customer-centric principles through the promotion of its alliances within our group, because the Conversion into a Wholly Owned Subsidiary will allow Nisshin Steel to make the most of our group’s management resources, and that this will contribute to the improvement of Nisshin Steel’s corporate value.

Determination of Nisshin Steel’s Board of Directors

As discussed in further detail under “—Background to the Share Exchange,” the Share Exchange was approved at a meeting of the board of directors of Nisshin Steel held on May 16, 2018 by a unanimous vote of all of Nisshin Steel’s directors and audit & supervisory board members present at the meeting. In addition, three out of four audit & supervisory board members of Nisshin Steel (including all of the two outside audit & supervisory board members) participated in said meeting and all of them expressed the opinion that they had no objections to the implementation of the Share Exchange. Mr. Manabu Uehara, who is a member of Nisshin Steel’s audit & supervisory board and also our employee, did not participate in the deliberations regarding the Share Exchange or express an opinion at said meeting.

As also discussed in further detail under “—Background to the Share Exchange,” throughout the negotiation process leading to the board decision, the Nisshin Steel board of directors sought appropriate opinions of its outside directors and outside audit & supervisory board members, in order to avoid entering into any transactions that would be disadvantageous to Nisshin Steel and the non-controlling shareholders and to further enhance the objectivity of the management decisions. In addition, the Nisshin Steel board of directors consulted with Nisshin Steel’s financial and legal advisors.

In making its determination to approve the Share Exchange Agreement, with advice from Nisshin Steel’s financial and legal advisors, the Nisshin Steel board of directors considered a number of factors, including the following:

•	The board’s knowledge of the businesses, operations, financial condition, earnings and future prospects of both Nisshin Steel and us.

•	The board’s knowledge of the current and prospective economic, market and industry environment in which Nisshin Steel and we operate.

•	The results of the legal and financial due diligence of our operations conducted by Nisshin Steel and its legal and accounting advisors.

•

The results of analyses of the share exchange ratio, prepared by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., which included a market price analysis, a comparable company analysis and a DCF analysis.

•	The report of a third-party committee, which was delivered to Nisshin Steel board of directors, dated May 16, 2018.

•	The fact that the outside directors and the outside audit & supervisory board members of Nisshin Steel expressed no objections to Nisshin Steel’s implementation of the Share Exchange Agreement.

•	The terms of the Share Exchange Agreement and its effects, including without limitation the fact that we would become the sole shareholder of Nisshin Steel upon consummation of the Share Exchange.

The foregoing discussion of the information considered by the Nisshin Steel board of directors is not exhaustive, but includes the material factors that the Nisshin Steel board of directors considered in approving the

Share Exchange. In view of the wide variety of factors considered in connection with its evaluation of the Share Exchange and the complexity of these matters, the Nisshin Steel board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. The Nisshin Steel board conducted an overall analysis of the factors described above, including discussions with Nisshin Steel’s financial and legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

The above explanation of the reasoning of the Nisshin Steel board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements” on page iii of this prospectus.

Advice and Reports from Nisshin Steel’s Advisors

Valuation report of Nisshin Steel’s Financial Advisor

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. delivered its valuation report (the “Valuation Report”) in Japanese to Nisshin Steel’s board of directors on May 16, 2018. An English translation of the Valuation Report of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., from which certain disclaimer has been redacted, is attached as Appendix B. The Valuation Report was prepared for the use of the board of directors of Nisshin Steel to provide it with useful information in relation to the share exchange ratio. As such, no opinion or evaluation was provided in the Valuation Report, nor indirectly suggested or implied, in relation to the fairness of the share exchange ratio to any parties, entities or individuals, including Nisshin Steel and its shareholders.

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. has consented to the inclusion of its Valuation Report as Appendix B to this prospectus. By giving such consent, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. does not thereby admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor does it thereby admit that it is an expert with respect to any part of the registration statement on Form F-4 of which this prospectus forms a part within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

In connection with preparing the Valuation Report, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. used the following materials and information sources:

•	financial forecasts, company materials and other information based on the business plan of Nisshin Steel disclosed by Nisshin Steel;

•

the financial forecasts above include synergies, etc., with the NSSMC Group as a result of making it a subsidiary in March 2017, and, in addition, it does not assume the implementation of the share exchange;

•	the information obtained from various vendors such as Toyo Keizai forecasts, Capital IQ and Quick;

•	PwC Advisory LLC’s “Financial Due Diligence Research Report (Interim)” dated March 23, 2018 (received on March 26, 2018);

•	PwC Advisory LLC’s “Financial Due Diligence Research Report” dated April 27, 2018 (received on May 7, 2018);

•	PwC Tax Japan’s “Tax Due Diligence Interim Report” dated March 23, 2018 (received on March 26, 2018);

•	PwC Tax Japan’s “Tax Due Diligence Report” dated April 27, 2018 (received on May 7, 2018);

•	Nomura & Partner’s “Legal Due Diligence Report” dated April 20, 2018 (received on April 20, 2018); and

•	any other details that were discussed based on the above documents.

Under Nisshin Steel’s financial forecasts, which were used by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. as a basis to calculate the share exchange ratio, a year-over-year increase in operating profit of 30% or more is expected for the fiscal years ending March 31, 2019 and 2020. This expected increase is mainly due to the maximization of Nisshin Steel’s synergy with our group and business structure reforms that utilize our group’s technologies and know-how following the Conversion into a Subsidiary. Other contributing factors include the advancement of Nisshin Steel’s core product strategy through review of its core product group, the enhancement of its branding strategies and the pursuit of customer satisfaction as part of the strengthening of its value chain. Such financial forecasts are not premised on the presumption that the Share Exchange will be conducted.

In performing its analysis, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Nisshin Steel or us as an appropriate basis for its analysis. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Share Exchange, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. has assumed that such information has been reasonably prepared by the management of Nisshin Steel to reflect the best estimates and judgments available at the time that they were provided regarding the future financial performance of Nisshin Steel. Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. has not made any independent valuation or appraisal of the assets or liabilities of Nisshin Steel or us. The analysis by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. is necessarily based on financial, economic, exchanges, market and other conditions as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley Securities as of, the reference date for the Valuation Report regarding the share exchange ratio. Events occurring after such date may affect the analysis and the assumptions used in preparing it, and Mitsubishi UFJ Morgan Stanley Securities does not assume any obligation to update, revise or reaffirm the report and its analysis.

The preparation of the Valuation Report regarding the share exchange ratio and the analysis forming the basis thereof is a complex process and is not necessarily susceptible to a partial analysis or summary description. The range of valuations resulting from any particular analysis described therein should not be taken to be an assertion by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. of the actual value of Nisshin Steel or us.

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. has acted as financial advisor to Nisshin Steel in connection with the Share Exchange and will receive a fee for its services, a portion of which is contingent upon the closing of the Share Exchange.

Financial Analyses of Nisshin Steel’s Financial Advisor

The following is a summary of the material financial analyses contained in the Valuation Report. The following summary, however, does not purport to be a complete description of the financial analyses performed by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., and is qualified in its entirety by Appendix B. In addition, the order of analyses described below does not purport to represent the relative importance of weight given to those analyses by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. The financial analyses summarized below include information presented in tabular format, which must be read together with the full text of the summary. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 15, 2018 and is not necessarily indicative of current market conditions.

With respect to us, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. used a market share price analysis in light of the fact that our common shares are listed on the First Section of the TSE, our aggregate market value is significantly high compared with that of Nisshin Steel and the market liquidity of our shares is high.

Accordingly, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd concluded that it would obtain sufficiently fair results using a market share price analysis when calculating the value of our shares for purposes of the Share Exchange.

With respect to Nisshin Steel, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. made calculations using (i) a market share price analysis (given that shares of Nisshin Steel are listed on a financial instruments exchange and there is an existing market share price), (ii) a comparable company analysis (given that there are several listed companies comparable to Nisshin Steel and thus its share value can be analogized under such analysis), and (iii) a DCF analysis (in order to reflect Nisshin Steel’s future business activities into the valuation). The following table sets forth the ranges of Nisshin Steel’s share value under each valuation method, where the per-share value of our shares was assumed to be 1:

Calculation result of the share exchange ratio
Market Share Price Analysis	0.57 – 0.60
Comparable Company Analysis	0.43 – 0.64
DCF Analysis	0.57 – 0.79

Each of the these valuation methods are discussed in more detail below.

Market Share Price Analysis

In conducting the market share price analysis, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. set May 15, 2018 as the reference date and used the simple average closing prices of Nisshin Steel and our shares on the First Section of the TSE during the following three periods, in each case ending with the reference date: (i) one month, (ii) three months and (iii) six months. The results of the analysis were as follows:

Calculation result of the share exchange ratio
One month	0.58
Three months	0.57
Six months	0.60

As a result of this analysis, the range of implied exchange ratios per share of Nisshin Steel was calculated to be 0.57 to 0.60.

Comparable Company Analysis

In conducting the comparable company analysis to evaluate Nisshin Steel shares, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. selected comparable companies by conducting analyses of the industry, taking into account the similar aspects such as business contents, profits and losses and financial conditions, and applied the multiple ratio of PER and of EBITDA.

Publicly listed companies that Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. selected for the comparable companies analysis are as follows:

•	JFE Holdings, Inc.;

•	Kobe Steel, Ltd.;

•	Hitachi Metals, Ltd.;

•	Daido Steel Co., Ltd.;

•	Sanyo Special Steel Co., Ltd.;

•	ArcelorMittal S.A.;

•	Baoshan Iron & Steel Co., Ltd.;

•	Posco Co., Ltd.;

•	Nucor Corporation;

•	thyssenkrupp AG;

•	Novolipetsk Steel PJSC;

•	voestalpine AG;

•	Tata Steel Ltd.;

•	Hyundai Steel Company;

•	Gerdau S.A.;

•	United States Steel Corporation; and

•	Steel Authority of India Ltd.

Based on the analysis of the relevant metrics for each of the selected companies, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. selected reference ranges of EBITDA multiples of 5.75 times to 6.25 times and of PER multiples of 9.75 times to 10.25 times.

As a result of this analysis, the range of implied exchange ratios per share of Nisshin Steel was calculated to be 0.43 to 0.64.

Discounted Cash Flow Analysis

In conducting the discounted cash flow analysis, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. calculated the enterprise value of Nisshin Steel by discounting the future free cash flow based on the financial forecasts prepared by Nisshin Steel at a certain discount rate to the present value. The going concern value under the discounted cash flow analysis was calculated using the perpetuity growth rate method and the multiple method. A discount rate of 5.00% to 5.50% was used. Further, a perpetuity growth rate of -0.25% to 0.25% was used, and under the multiple method, an EBITDA multiple of 5.75 times to 6.75 times was used.

The discounted cash flow analysis resulted in a range of implied exchange ratios per Nisshin Steel share of 0.57 to 0.79.

Response to Referral to Third-party Committee

On March 2, 2018, Nisshin Steel established a third-party committee in order to prevent the development of circumstances under which the Share Exchange is implemented under terms and conditions that are disadvantageous to the non-controlling shareholders of Nisshin Steel. The third-party committee consisted of three members: Mr. Yoshihide Hirowatari (CPA, President of AGS Consulting Co., Ltd.), who is an independent external expert having no interest in us (the controlling shareholder), Mr. Isao Endo (who is an outside and independent director of Nisshin Steel) and Mr. Tatsu Katayama (who is an outside and independent audit & supervisory board member of Nisshin Steel). In examining the Share Exchange, Nisshin Steel referred the following items to the third-party committee and requested their opinion with respect to whether: (i) whether the purpose of the Share Exchange is reasonable, (ii) whether fairness is maintained in the procedures for the Share Exchange, (iii) whether the terms and conditions for the Share Exchange are fair and reasonable and (iv) whether the Share Exchange is not disadvantageous to Nisshin Steel non-controlling shareholders considering (i) to (iii) above.

From March 20, 2018 to May 14, 2018, the third-party committee carefully reviewed the matters referred to it by holding five meetings in total, as well as by gathering information and consulting with each other whenever necessary. In conducting their examination, the third-party committee received an explanation from Nisshin Steel concerning the purpose of, and background leading to, the Share Exchange, the details of its corporate value, and the process of negotiation for, and determination of, the terms and conditions of the Share Exchange, including the share exchange ratio, and an explanation from Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. concerning the valuation of the share exchange ratio in the Share Exchange. In addition, the third-party committee also received an explanation from Nomura & Partners, the legal advisor to Nisshin Steel, concerning the decision making method and procedures implemented by the Board of Directors of Nisshin Steel with respect to the Share Exchange. The third-party committee submitted a response to the items referred to it (the “Response to Referral to Third-Party Committee”), on May 16, 2018 to the Board of Directors of Nisshin Steel to the effect that there are no circumstances in which the resolution by the Board of Directors of Nisshin Steel to implement the Share Exchange should be thought to be materially disadvantageous to the non-controlling shareholders of Nisshin Steel, on the basis of the explanations, calculation results and other materials reviewed by the third-party committee. The English Translation of the Response to Referral to Third-Party Committee is attached as Appendix C.

Structure of the Share Exchange

The Share Exchange is expected to become effective on January 1, 2019. Under the terms of the Share Exchange approved by our board of directors and the board of directors of Nisshin Steel, the following events will occur upon the effectiveness of the Share Exchange:

•

Shareholders of Nisshin Steel’s common stock (other than Nisshin Steel, with respect to its treasury shares, which will be cancelled, and us, with respect to shares of Nisshin Steel owned by us) as of the moment immediately preceding the Share Exchange will be allotted shares of our common stock in amounts based on the ratio of 0.71 of our shares for one Nisshin Steel share, such amount (excluding any fraction of a share) to be reflected in our register of shareholders; and

•	Any fraction of a share of our common stock that would otherwise be allotted to former shareholders of Nisshin Steel will instead be cashed out as described in more detail below.

In accordance with the Companies Act, Nisshin Steel shareholders will not receive any fractions of a share of our common stock in the Share Exchange. Instead, the shares representing the aggregate of all such fractions (in the case where such aggregated shares still include any fraction less than one share, such fraction shall be rounded off) will be sold in the Japanese market or sold to us and the net cash proceeds from the sale will be distributed to the former holders of Nisshin Steel shares on a proportionate basis in accordance with their respective fractions.

If (i) a material change in our financial condition or results of operations or in those of Nisshin Steel occurs or is identified, (ii) an event which may materially disrupt the execution of the Share Exchange occurs or is identified or (iii) it has become difficult to consummate the objectives of the Share Exchange, during the period from the date of the Share Exchange Agreement to the effective date of the Share Exchange, we and Nisshin Steel may amend the terms and conditions of the Share Exchange or terminate the Share Exchange Agreement in good-faith consultation with each other and by mutual agreement.

Conditions to the Share Exchange

The Share Exchange can be completed only if certain conditions which will be specified in the Share Exchange Agreement are satisfied. Such conditions will include the following:

•	Under the Companies Act, the Share Exchange Agreement must be approved at the extraordinary general meeting of shareholders of Nisshin Steel.

Description of Material Share Exchange Terms

Nisshin Steel Voting Matters

The close of business on [September 30], 2018 is the record date for determination of the holders of Nisshin Steel’s common stock entitled to exercise shareholders’ rights at Nisshin Steel’s extraordinary general meeting. As of March 31, 2018, 109,843,923 shares of Nisshin Steel’s common stock were issued and outstanding. See “Extraordinary General Meeting of Nisshin Steel Shareholders” for a more detailed description of the vote required, and the use and revocation of mail-in-ballots or electronic vote, at the extraordinary general meeting of shareholders.

Payment of Dividends from Surplus by Nisshin Steel

Nisshin Steel may make payments of dividends from surplus to its shareholders or registered stock pledgees entered or recorded on its final register of shareholders at the close of [MONTH] [DAY], 2018 up to the amount of [●] yen per share, [●] yen in the aggregate.

Dissenters’ Appraisal Rights

Any Nisshin Steel shareholder (i) who notifies Nisshin Steel prior to the extraordinary general meeting of shareholders of his or her intention to oppose the Share Exchange, and who votes against approval of the Share Exchange at the extraordinary general meeting, or (ii) who is not entitled to vote at such extraordinary general meeting of shareholders, and complies with the other procedures set forth in the Companies Act and the Share Handling Regulations of Nisshin Steel (a “dissenting shareholder”) may demand that Nisshin Steel purchase his or her shares of Nisshin Steel’s common stock at the fair value. The failure of a shareholder who is entitled to vote at such extraordinary general meeting of shareholders to provide such notice prior to the extraordinary general meeting or to vote against approval of the Share Exchange at the extraordinary general meeting will in effect constitute a waiver of the shareholder’s right to demand that Nisshin Steel purchase his or her shares of common stock at the fair value. The dissenting shareholder who has made such demand may withdraw such demand only if Nisshin Steel approves such withdrawal.

Nisshin Steel will give public notice to its shareholders announcing that Nisshin Steel intends to perform the Share Exchange and providing our name and address, no later than 20 days prior to the effective date of the Share Exchange (such public notice may be made prior to the date of the extraordinary general meeting of shareholders). The demand referred to in the preceding paragraph must be made during the period from the day 20 days prior to the effective date of the Share Exchange to the date immediately preceding the effective date of the Share Exchange and should state the number of shares relating to such demand. The Companies Act does not require any other statement in the demand. If the value of such shares is agreed upon between the dissenting shareholder and Nisshin Steel, then Nisshin Steel is required to make payment to such dissenting shareholder of the agreed value within 60 days of the effective date of the Share Exchange. If the dissenting shareholder and Nisshin Steel do not agree on the value of such shares within 30 days from the effective date of the Share Exchange, the shareholder or Nisshin Steel may, within 30 days after the expiration of such period, file a petition with the Tokyo District Court for a determination of the value of his or her shares. Nisshin Steel is also required to make payment of statutory interest on such share value as determined by the court accruing from the expiration of the 60-day period referred to in the second preceding sentence. The transfer of shares will become effective on the effective date of the Share Exchange.

Dissenter’s appraisal rights for shareholders of a company becoming a wholly owned subsidiary through a Share Exchange are set forth in Articles 785 and 786 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix D.

Status of Our Common Stock under the Federal Securities Laws

The transfer of shares of our common stock in connection with the Share Exchange to United States holders of Nisshin Steel’s common stock has been registered under the United States Securities Act of 1933 (the “Securities Act”). Accordingly, there will be no restrictions under the Securities Act upon the resale or transfer of such shares by United States shareholders of Nisshin Steel except for those shareholders, if any, who are deemed to be our “affiliates,” as such term is used in Rule 144 and Rule 145 under the Securities Act. Persons who may be deemed to be our affiliates generally include individuals who, or entities that, directly or indirectly control, or are controlled by or are under common control with, us. With respect to those shareholders who may be deemed to be our affiliates, Rule 144 and Rule 145 place certain restrictions on the offer and sale within the United States or to United States persons of our common stock that may be received by them pursuant to the Share Exchange. This prospectus does not cover resales of shares of our common stock received by any person who may be deemed to be our affiliate.

Accounting Treatment

Nisshin Steel was our consolidated subsidiary prior to the Share Exchange as we had a controlling financial interest. Since the changes in our ownership interest do not result in a loss of control of Nisshin Steel, the Share Exchange will be accounted for by us in accordance with IFRS 10. Under IFRS guidance, changes in our ownership interest while we retain our controlling financial interest in Nisshin Steel will be accounted for as equity transactions. There will be no gain or loss recognition in our consolidated statements of profit or loss and comprehensive income or loss and the carrying amount of the noncontrolling interest shall be adjusted to reflect the change in our ownership interest in Nisshin Steel. Any difference between the fair value of the consideration paid by us and the amount by which the noncontrolling interest is adjusted shall be recognized in our shareholders’ equity caption in our consolidated statements of financial position.

Differences in Shareholders’ Rights

There are no material differences between or among the rights of shareholders of our common stock and Nisshin Steel’s common stock from a legal perspective.

Tax Consequences of the Share Exchange

Based on certain assumptions and subject to certain limited exceptions, the Share Exchange is expected to be a tax-free transaction for Japanese tax purposes for holders of Nisshin Steel’s common stock who will be allotted shares of our common stock. As such, non-resident holders of shares of Nisshin Steel’s common stock will generally not recognize any gains or losses for Japanese tax purposes at the time of the Share Exchange. See “Taxation—Japanese Tax Consequences—Consequences of the Share Exchange.”

We intend to take the position that the Share Exchange constitutes for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code. As a result, subject to certain exceptions, the exchange of shares of Nisshin Steel’s common stock for shares of our common stock will be tax-free to U.S. Holders as defined in “Taxation—Material U.S. Federal Income Tax Consequences” included elsewhere in this prospectus. For further discussion, see “Taxation—Material U.S. Federal Income Tax Consequences.”

Our Business

History and Development

Our legal name is Nippon Steel & Sumitomo Metal Corporation and our commercial name is NSSMC. We were formed on October 1, 2012, upon the merger of Nippon Steel and Sumitomo Metal. We are a joint stock company incorporated under the laws of Japan. Our registered office is located at 2-6-1 Marunouchi, Chiyoda-ku, Tokyo 100-8071, Japan. The telephone number of our registered office is +81 3-6867-2130. Our registered agent in the United States is Nippon Steel & Sumitomo Metal U.S.A., Inc., which is located at 1251 Ave of the Americas, Suite 2320, New York NY 10020-0080.

Nippon Steel was established in 1970 upon the merger of Yawata Iron & Steel Co., Ltd. and Fuji Iron & Steel Co., Ltd. Shin-Fuso Metal Industries, Ltd. was established in 1949 and renamed Sumitomo Metal Industries, Ltd. in 1952. In 2011, Nippon Steel and Sumitomo Metal agreed to commence consideration of a business integration.

On October 1, 2012, Nippon Steel and Sumitomo Metal conducted a share exchange, through which all issued shares of Sumitomo Metal were exchanged for shares of Nippon Steel. Immediately after the share exchange, Nippon Steel conducted a short-form merger to complete the business combination of the two companies and renamed itself Nippon Steel & Sumitomo Metal Corporation.

In March 2017, we increased our stake in Nisshin Steel from 8% to 51% of the outstanding shares of its common stock and, as a result, Nisshin Steel became our subsidiary.

On May 16, 2018, our board of directors resolved to conduct the Share Exchange in order to make Nisshin Steel our wholly owned subsidiary and we and Nisshin Steel executed the Share Exchange Agreement. Approval of the Share Exchange requires the affirmative vote of shareholders of Nisshin Steel at an extraordinary general meeting of shareholders of Nisshin Steel expected to be held on [December] [DAY], 2018. For additional information, see “Extraordinary General Meeting of Nisshin Steel Shareholders” and “The Share Exchange.” This document has been prepared for the shareholders of Nisshin Steel resident in the United States to provide detailed information in connection with the Share Exchange.

Our board of directors further resolved on May 16, 2018 to change our trade name from “NIPPON STEEL & SUMITOMO METAL CORPORATION” to “NIPPON STEEL CORPORATION,” effective as of April 1, 2019, in an effort to promote the development of our business in areas such as the Americas, Europe, China, Southeast Asia and India amidst the advancing trend of globalization of the economy. Additionally, the trade name of Nisshin Steel will also be changed from “Nisshin Steel Co., Ltd.” to “NIPPON STEEL NISSHIN CO., LTD.,” effective as of the same date, for purposes of consistency in branding and the fostering of a sense of unity throughout our group.

For a description of our principal capital expenditures during the fiscal years ended March 31, 2017 and 2018, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Requirements—Capital Expenditures,” and, for a description of our principal capital expenditures currently in progress, see “—Principal Capital Expenditures.”

Business Strategies

We aim to increase profit and address long-term and structural changes in society and industry through sales growth and enhanced cost competitiveness. The strategies by which we strive to achieve these goals are discussed in detail below.

Deliver materials and solutions responsive to changes in society and industry

We plan to increase our sales by addressing demand for high-grade steel as well as growing demand related to infrastructure. The properties that our customers require from the materials that we produce are becoming more diverse and advanced. To meet such customer needs, we plan to develop high-value-added materials and solutions, focusing on the automotive, energy and resources and infrastructure industries. In particular, significant change with respect to customer needs is anticipated in the automotive sector, given factors such as a shift towards lighter and stronger vehicles, electrification and the adoption of more electronic equipment.

We plan to respond to our customers’ increasingly complex and advanced needs by exploring the full potential of steel by combining processing technologies with our steel products and utilizing the technologies and products of our non-steel materials businesses together with steel.

Strengthen and expand our global business

We plan to strengthen and expand our global business. We have built a global supply network focusing on the automotive, energy and resources and infrastructure industries that allows us to supply steel products to our customers overseas. We anticipate steady growth in demand for steel overseas due to robust demand for the construction of infrastructure, particularly in emerging growth countries. We intend to capture such growing demand by incorporating overseas production bases into our group, including through entering into alliances and conducting mergers and acquisitions overseas.

Strengthen manufacturing capabilities

We aim to strengthen our manufacturing capabilities by improving our stability and productivity. Our major initiatives to strengthen our manufacturing capabilities include:

•	In terms of facilities, we plan to undertake refurbishment of blast furnaces, coke ovens and other facilities and introduce advanced equipment.

•

With respect to human resources, we plan to maintain our hiring practices and promote the succession of skills and know-how as well as employee training. In parallel, we plan to promote labor-saving measures, such as the use of information technology and automation, to address expected labor shortages in Japan due to Japan’s declining population.

•

With respect to research and development, we intend to increase the amount of research and development spending, focusing on the development of high-performing products and designs and processing technologies, the development of innovative processes, addressing environmental challenges and the use of information technology and artificial intelligence.

•

We plan to realize synergies through the Share Exchange by striving for an optimized production system as well as by integrating the respective stainless steel sheet businesses of us, Nisshin Steel and NSSC, which we anticipate will facilitate further technical developments and lead to increased competitiveness.

Utilize advanced information technology

We believe that the utilization of information technology, which is continuously evolving, is imperative to maintaining our competitiveness. We aim to adopt advanced information technology in each aspect of our operations and production systems in order to make our operations and production systems more unified and efficient.

Means of Effectuating of Our Strategies

In order to successfully implement the initiatives discussed above and realize sales growth and enhanced cost competiveness, we plan to invest approximately ¥1,700 billion in capital expenditures, ¥600 billion in business investment and ¥220 billion in research and development spending over the three fiscal years ending March 31, 2021.

Business Overview

Description of Business Operations by Reporting Segment

We have five reportable segments: steelmaking and steel fabrication, engineering and construction, chemicals, new materials and system solutions.

The following table includes a breakdown by segment of our total revenue from external customers for the fiscal years ended March 31, 2017 and 2018.

	For the fiscal years ended March 31,
	2018	2017
	(millions of yen)
Steelmaking and steel fabrication	¥4,983,335	¥4,016,670
Engineering and construction	260,908	234,861
Chemicals	197,057	168,596
New materials	37,050	34,519
System solutions	190,310	178,242

Total	5,668,663	4,632,890

IFRS Adjustments	44,302	63,937

Consolidated revenue	5,712,965	4,696,828

Steelmaking and Steel Fabrication Segment

Our financial results are driven primarily by the financial results of our steelmaking and steel fabrication segment, our largest segment, which manufactures and markets steel products. For the fiscal year ended March 31, 2018, the total revenue from external customers of our steelmaking and steel fabrication segment was ¥4,983,335 million, or 87.2% of our consolidated revenue from external customers.

We manufacture and sell a broad line of steel products, including the following:

•

Steel Plate and Sheets. Steel plate and sheets are used in a wide range of industries, including the automobile, construction and civil engineering, shipbuilding, electrical appliances and industrial machinery industries. Our product offerings include heavy and medium plates, hot-rolled sheets and coils, cold-rolled sheets and coils, coated steel sheets, color coated steel sheets, electrolytic tinplate and electrical steel sheets. A majority of the total sales attributable to our steelmaking and steel fabrication segment are generated by sales of steel plate and sheets.

•

Bars, Beams, Shapes and Rods. We manufacture bars, beams, shapes and rods for many different industrial applications, such as automobile components, including engine, transmission and suspension components, high-strength bolts and bridges, such as wire rod for bridge cables. Sales of bars, beams, shapes and rods contribute significantly to the total sales attributable to our steelmaking and steel fabrication segment.

•

Pipes and Tubes. We manufacture pipes and tubes for a variety of industrial applications, including use in connection with oil and gas drilling, offshore structures, piping and pipe lines, electric and power plants, construction and facilities as well as steel tube and pipe for use in automobiles, construction equipment and industrial machinery and ships.

•

Railway, Automotive and Machinery Parts. We manufacture railway-rolling stock components and forged crankshafts for automobiles, and are the only manufacturer of railway steel wheels and axles in Japan. We have two bases that manufacture railway components and four bases that manufacture crankshafts.

•

Stainless Steel and Titanium. We manufacture stainless steel for use in applications including automobiles, construction and building, power plants, electrical appliances, electrical devices, such as circuit boards and motors. We manufacture titanium for use in applications including automobiles, building materials, civil engineering and ocean development, aircraft, sports gear and consumer products.

Approximately two-thirds of the total revenue from external customers of our steelmaking and steel fabrication segment is generated from sales to customers in the manufacturing industry, such as automobile and electrical appliance manufacturers, and the remainder is basically generated from sales to customers engaged in the building materials and civil engineering industries.

Pricing Policy

We determine the sales price of our products based on a number of factors, including the cost of raw materials, supply and demand in Japan and overseas, exchange rates and conditions in the international steel market. The price of our products can fluctuate considerably over time, depending on market conditions and other factors.

Principal Markets for Our Steelmaking and Steel Fabrication Segment

Japan is the most important market for our steelmaking and steel fabrication segment. Sales to customers in Japan represent a majority of the total revenue from external customers of our steelmaking and steel fabrication segment. See “—Business Overview—Principal Markets.”

Sales Methods

We rely on tied sales and retail sales to distribute our products in the Japanese market. For tied sales, we receive orders directly from end-user customers. Such orders often include detailed instructions as to price, volume and product specifications. We then fill such orders, based on the customer’s order instructions. For retail sales, we sell steel products to retailers and trading firms, without end-user customers being specified. Such retailers and trading firms stockpile steel products, thereby assuming inventory risk for the purchased products, and then sell such products to end-user customers.

Delivery Methods

We transport and deliver steel products to our Japanese customers through a mixture of short sea shipping and truck delivery. For the fiscal year ended March 31, 2018, short sea shipping and truck delivery accounted for approximately 60% and 40% of our Japanese shipping, respectively.

The Steelmaking Process

Our major production facilities, which include Oita Works, Kimitsu Works, Kashima Works and Nagoya Works, generally produce steel by the blast furnace method.

In the blast furnace method, molten pig iron is produced in a blast furnace from iron ore, which is the basic raw material used in steelmaking. Molten pig iron is then refined into molten steel using a basic oxygen furnace, which blows pure oxygen at high pressure to remove impurities.

Molten steel is made into semi-finished products, such as slabs, blooms and billets, in various standardized sizes and shapes through the continuous casting process. Continuous casting improves product quality by imparting a homogenous structure to the steel. Our production facilities which have blast furnaces are equipped with continuous casters. Slabs, blooms and billets are used to produce further-processed products or sold to other steelmakers that produce further-processed steel products.

Engineering and Construction Segment

Through our engineering and construction segment, we plan, design and construct a variety of construction projects, including industrial plants, environmental and energy plants, civil engineering projects, large steel structures such as skyscrapers and oil and gas pipelines. Also, through our energy solution business line, we provide electric power companies and energy consumers, mainly in the manufacturing business, with various energy solutions, including retail electricity supply, on-site energy supply, power generation engineering, wind power generation and geothermal steam production equipment. Our engineering and construction segment is comprised of the following business lines: plant and machinery, environmental solutions, energy solutions, marine engineering and construction, building construction and steel structures.

Our principal customers in our engineering and construction segment are the energy and steel-making industries and the public sector. Our largest market by total revenue from external customers is Japan, and we have expanded our sales activities into Asia, such as Vietnam, Indonesia and Thailand.

Chemicals Segment

Through our chemicals segment, we produce and sell a variety of materials including carbon materials, functional materials, resin materials and other chemicals. The main product lines of our chemicals segment are coal chemicals, chemical products, functional products and epoxy resin products.

In our chemicals segment, we principally supply the resin, fiber and electronics industries. Our largest market by total revenue from external customers is Japan, and we have expanded our sales activities into East Asia.

New Materials Segment

Through our new materials segment, we produce and sell a variety of non-steel products, such as non-steel metals, inorganic materials, carbon fibers and reinforced plastic products to global customers. The main product lines of our new materials segment include semiconductors and industrial electronics/components, basic industrial materials and environmental and energy-related materials and components.

In our new materials segment, our largest market by total revenue from external customers is Japan, and we have expanded our sales activities into several countries in Asia, including China, the Philippines, Malaysia, Indonesia, India and Thailand, and also the United States in an effort to meet the rising global demand and improve the level of services that we provide to customers as well as our cost competitiveness.

System Solutions Segment

Through our systems solution segment, we provide computer system engineering and consulting services, information technology outsourcing services and other client-oriented information technology business solutions to customers in a wide range of industries, including manufacturing and consumer products. Building upon the system technologies that we have accumulated over many years of operation in the steelmaking business, we launched this business in 1986. Since then, the segment has not only provided a source of external sales, but also reinforced the infrastructure of our group by providing information technology solutions to our businesses. We operate our systems solutions business through our consolidated subsidiary, NS Solutions Corporation (“NS Solutions”), a publicly traded company listed on the First Section of the TSE, of which we hold 61.3% of the voting rights.

NS Solutions provides customer-oriented solutions to global business operations of a wide range of clients. NS Solutions has overseas branches in six countries, including the United States, the United Kingdom, China, Singapore, Thailand and Indonesia, helping it better market to overseas businesses.

Principal Markets

The following table includes a breakdown of our total revenue by geographic market for the fiscal years ended March 31, 2017 and 2018.

	For the fiscal years ended March 31,
	2018	2017
	(millions of yen)
Japan	¥3,729,176	¥2,980,400
Overseas	1,983,789	1,716,427
Asia	1,274,380	1,068,459
Other	709,409	647,967

Total	5,712,965	4,696,828

Note:	Revenue is calculated based on the location of our customers and classified by region.

Seasonality

Our overall business has, in the aggregate, no significant seasonality in terms of sales or profits. Thus, seasonality does not have a material effect upon our overall operations.

Raw Materials

The principal raw materials that we use in our business are iron ore and coking coal. We import all of the coking coal and all of the iron ore that we use. In the fiscal year ended March 31, 2018, we imported approximately 59 million dry metric tons of iron ore and 26 million wet metric tons of coking coal. We primarily import iron ore from Australia and Brazil and primarily import coking coal from Australia, Canada and the United States. The prices of iron ore and coking coal are linked to the international demand for and supply of such resources, and there have been significant fluctuations in recent years. In the future, major fluctuations could occur in the prices of iron and coking coal due to a number of factors, including the global economic outlook, the global market prices of raw materials and steel products, the supply and demand outlook of raw materials and the production costs of raw materials.

We make investments in exploration and production projects outside of Japan to enhance our ability to meet our requirements for high-quality raw materials. We secured approximately 20% of our iron ore and 20% of our coking coal imports in the fiscal year ended March 31, 2018 from foreign mines in which we have made investments. Our major investments to procure supplies of iron ore and coking coal are primarily located in Australia and Brazil. We plan to continue to selectively seek opportunities to enter into additional strategic relationships that could enhance our ability to meet our requirements for our principal raw materials.

In order to meet our transportation needs for iron ore and coking coal, we have entered into contracts with shipping companies in Japan to retain a fleet of dedicated vessels.

In addition to iron ore and coking coal, we also procure iron scrap, iron alloy and lime, mainly from Japanese sources. The prices for such materials are sometimes volatile.

Marketing Channels

We engage in marketing and sales activities for the sale of our products, and our distribution routes for the sale of iron and steel products consist of the following:

•	Tied sales. A steelmaker receives a customer’s order description, which includes price, volume, specifications and other information. Steel products conforming to the order description are produced for a specific customer. Contracts are executed between the steelmaker and a trading firm as well as between such trading firm and the customer.

•

Retail sales. Retailers and trading firms purchase steel products from a steelmaker without a specified end user. Such retailers and trading firms stockpile the steel products and subsequently sell them based on their own sales efforts, taking into account market and other conditions, but do so at their own risk and responsibility of finding end users to purchase such products.

We also conduct marketing and sales activities abroad at the local level through each of our production subsidiaries, which each target third-party customers in their respective country or region. While we do reach out to new customers, the primary goal of our marketing and sales activities is to maintain and strengthen our relationships with our existing customers. Specifically, our production subsidiaries regularly conduct local market research and customer visits to better understand our customers’ needs. In the case of production subsidiaries that do business with trading firms, we believe that it is important to establish good relationships with such trading firms in order to expand and strengthen our end-user customer base, because trading firms engage in marketing and sales activities of their own toward end-user customers and provide us with information about the market and end-user customers.

Intellectual Property

We rely in part on proprietary manufacturing technologies, proprietary rights in products and processes and on our ability to obtain patents, licenses and other intellectual property rights over such technologies from third parties. While we believe that all of our intellectual property rights are important, we believe that neither the expiration nor termination of any specific intellectual property right would have a significant impact on our operations, as whole.

Competition

Our principal businesses operate in markets that are highly competitive. In addition, the global steel industry is cyclical and historically has been subject to overcapacity. The Japanese steel market is expected to shrink gradually going forward while steel supply in Asia (excluding Japan) is expected to increase, meaning that competition is likely to intensify in the future, with cost competitiveness playing a major role in determining the success of market participants.

With respect to all of our principal businesses, we compete on the basis of price, product performance, product quality and customer service. We strive to develop products that offer unique value and performance to customers, and our brand names, brand strength and the brand loyalty of our customers also impact our competitive position. Our principal competitors in the steelmaking and steel fabrication segment include ArcelorMittal, China Baowu Steel Group Corporation Limited, JFE Steel Corporation, Kobe Steel, Ltd. and POSCO.

Regulation

Our business activities are subject to various governmental regulations in the countries that we operate in. Such regulations include investment approvals, export regulations, tariffs, antitrust, anti-bribery, intellectual property, data protection, product safety, taxation, exchange controls, and environmental and recycling requirements.

Significant environment-related regulations to which our business activities are subject include:

•

Law Prohibiting Air Pollution. Under this law, we must limit our emission of harmful gases in accordance with standards set by the Ministry of Environment of Japan. We are required to indemnify aggrieved parties against damages and losses caused by our emission of harmful gases irrespective of our fault.

•

Law Prohibiting Water Pollution. Under this law, we are required to limit our discharge of wastewater in accordance with standards set forth by the Ministry of Environment of Japan. We are required to indemnify aggrieved parties against damages and losses caused by our discharge of wastewater irrespective of our fault.

•

Law Regarding Cleanup and Disposal of Waste Materials. Under this law, any person or company doing business is required to dispose of industrial wastes by itself or delegate an authorized waste disposer to dispose of the waste in accordance with the relevant government standards.

•

Soil Contamination Countermeasures Act. Under this act, owners of land with sources of potential pollution must survey their soil to determine the presence of hazardous substances such as lead, arsenic and benzene, and take steps to remove any such contamination, as required.

Organizational Structure

As of March 31, 2018, we had 393 consolidated subsidiaries and 123 affiliates (consisting of associates and joint ventures accounted for by the equity method as well as joint operations). The following table includes certain basic information regarding each of our principal subsidiaries and affiliates, including their principal business activities and percentage of voting rights held by us.

Name	Country of Incorporation	Voting Rights Held		Description
		(%)
Steelmaking and steel fabrication(1):
Consolidated subsidiaries:
Nisshin Steel Co., Ltd.	Japan	51.3		Manufactures and markets ordinary steel, stainless steel and specialty steel
Nippon Steel & Sumikin Coated Sheet Corporation	Japan	100.0		Manufactures and markets galvanized sheets, pre-painted galvanized sheets, coated sheets and construction materials
Osaka Steel Co., Ltd.	Japan	66.3		Manufactures and markets shapes, bars and billets
Nippon Steel & Sumikin Metal Products Co., Ltd.	Japan	100.0		Manufactures and markets structural materials for buildings and civil engineering work, pre-painted galvanized sheets, steelmaking fluxes and CC powders
Nippon Steel & Sumikin Pipe Co., Ltd.	Japan	100.0		Manufactures and markets steel pipes and tubes
Krosaki Harima Corporation	Japan	47.0	(2)	Manufactures, markets and constructs refractories
Nippon Steel & Sumikin Texeng Co., Ltd.	Japan	100.0		Conducts engineering, maintenance and operations relating to machinery, electrical instrumentation, systems and construction for steel-production and other facilities
Nippon Steel & Sumikin Stainless Steel Corporation	Japan	100.0		Manufactures and markets stainless steel
Nippon Steel & Sumikin Logistics Co., Ltd.	Japan	100.0		Undertakes ocean and land transportation and warehousing
Nippon Steel & Sumikin SG Wire Co., Ltd.	Japan	100.0		Manufactures and markets bars and wire rods
Geostr Corporation	Japan	42.3		Manufactures and markets concrete and metal products for civil engineering and building construction work
Nippon Steel & Sumikin Welding Co., Ltd.	Japan	100.0		Manufactures and markets welding materials and apparatus

Name	Country of Incorporation	Voting Rights Held	Description
		(%)
Nippon Steel & Sumikin Drum Co., Ltd.	Japan	100.0	Manufactures and markets drums
Nippon Steel & Sumikin Blast Furnace Slag Cement Co., Ltd.	Japan	100.0	Manufactures and markets cement, steelmaking slag and calcined lime products
Nippon Steel & Sumikin Cement Co., Ltd.	Japan	85.0	Manufactures and markets cement
Nihon Teppan Co., Ltd.	Japan	100.0	Markets, processes and imports and exports steel products, metal processing machines and electrical / electronic devices
Nippon Steel & Sumikin Finance Co., Ltd.	Japan	100.0	Engages in financing and lending operations
Nippon Steel & Sumikin Stainless Steel Pipe Co., Ltd.	Japan	100.0	Manufactures and markets stainless steel pipes and tubes
Nippon Steel & Sumikin Steel Wire Co., Ltd.	Japan	51.0	Manufactures and markets secondary products using bars and wire rods
Nippon Steel & Sumikin Eco-Tech Corporation	Japan	85.1	Designs, builds, operates, maintains and manages water-treatment and other systems; designs civil-engineering projects; and performs environmental and chemical analysis
Nippon Steel & Sumikin Bolten Corporation	Japan	85.0	Manufactures and markets high-tension bolts, etc.
Nippon Steel & Sumikin Shapes Corporation	Japan	100.0	Manufactures and markets H-beams
Nippon Steel & Sumikin Koutetsu Wakayama Corporation	Japan	100.0	Manufactures and markets semi-finished steel products
NIPPON STEEL & SUMIKIN TUBOS DO BRASILl LTDA.	Brazil	100.0	Markets seamless steel pipes
NS-Siam United Steel Co., Ltd.	Thailand	80.2	Manufactures and markets cold-rolled sheets and galvanized sheets
National Pipe Company Limited.	Saudi Arabia	51.0	Manufactures and markets primarily steel line pipes, etc.
Standard Steel, LLC	United States	100.0	Manufactures and markets railway wheels and axles
NIPPON STEEL & SUMITOMO METAL U.S.A., INC.	United States	100.0	Invests in companies in North American region focusing on U.S. and gathers information
PT PELAT TIMAH NUSANTARA TBK.	Indonesia	35.0	Manufactures and markets tinplate
NIPPON STEEL & SUMITOMO METAL (Thailand) Co., Ltd.	Thailand	100.0	Gathers information in Asian region focusing on Thailand
NIPPON STEEL & SUMITOMO METAL Australia Pty. Limited	Australia	100.0	Participates in mine development in Australia and gathers information
NIPPON STEEL & SUMIKIN Steel Processing (Thailand) Co., Ltd.	Thailand	66.5	Manufactures and markets cold-heading wire and cold-finished bars

Affiliates:
Godo Steel, Ltd.	Japan	17.8	Manufactures and markets shapes, rails, bars, billets and wires
Topy Industries, Ltd.	Japan	20.6	Manufactures and markets shapes, bars and industrial machine parts
Sanyo Special Steel Co., Ltd.	Japan	15.3	Manufactures and markets special steel products

Name	Country of Incorporation	Voting Rights Held	Description
		(%)
Kyoei Steel Ltd.	Japan	26.7	Manufactures and markets shapes, steel bars and billets; processes and markets steel
Nippon Steel & Sumikin Bussan Corporation	Japan	36.8	Markets, imports and exports steel, textiles, foods and other products
Nippon Denko Co., Ltd.	Japan	21.0	Manufactures and markets ferroalloys, advanced materials, industrial chemical products, environmental recycling systems, etc.
Nichia Steel Works, Ltd.	Japan	24.2	Manufactures and markets bolts and wire products
NS United Kaiun Kaisha, Ltd.	Japan	33.4	Undertakes ocean transportation
Unipres Corporation	Japan	16.4	Manufactures and markets automotive parts
Osaka Titanium Technologies Co., Ltd.	Japan	23.9	Manufactures and markets metal titanium, polysilicon, high-functioning materials developed from titanium and silicon for new applications
Nippon Coke & Engineering Co., Ltd.	Japan	23.8	Markets coal; manufactures and markets coking coal
Japan Casting & Forging Corporation	Japan	42.0	Manufactures and markets castings, forgings, ingots, billets, etc.
Sanko Metal Industrial Co., Ltd.	Japan	39.8	Manufactures, processes, installs and sells metal roofs and building materials
Sanyu Co., Ltd.	Japan	34.8	Manufactures and markets cold-finished bars, cold-heading wire, etc.
Usinas Siderúrgicas de Minas Gerais S.A.-USIMINAS	Brazil	31.4	Manufactures and markets steel products
Vallourec Soluções Tubulares do Brasil S.A.	Brazil	15.0	Manufactures seamless steel pipes
Baosteel-NSC Automotive Steel Sheets Co., Ltd.	China	50.0	Manufactures and markets automotive steel sheets
WISCO-NIPPON STEEL Tinplate Co., Ltd.	China	50.0	Manufactures and markets tinplate, tin mill black plate, etc.
UNIGAL Ltda.	Brazil	30.0	Manufactures galvanized sheets
Companhia Nipo-Brasileira de Pelotizacao	Brazil	33.0	Maintains and leases pellet production facilities
Guangzhou Pacific Tinplate Co., Ltd.	China	27.3	Manufactures and markets tinplate

Engineering and construction(3):
Consolidated subsidiaries:
Nippon Steel & Sumikin Engineering Co., Ltd.	Japan	100.0	Manufactures and markets industrial machinery and equipment, steel structures, etc.; undertakes civil engineering and building construction work; operates waste and regeneration treatment business; operates electricity, gas and heat supply business

Chemicals(4):
Consolidated subsidiaries:
Nippon Steel & Sumikin Chemical Co., Ltd.	Japan	100.0	Manufactures and markets coal chemicals, petrochemicals and electronic materials

New materials(5):
Consolidated subsidiaries:
Nippon Steel & Sumikin Materials Co., Ltd.	Japan	100.0	Manufactures and markets semiconductor components and materials, electronic components and materials, carbon-fiber composite products and metal-processed products

Name	Country of Incorporation	Voting Rights Held	Description
		(%)
System solutions(6):
Consolidated subsidiaries:
NS Solutions Corporation	Japan	61.3	Provides engineering and consulting pertaining to computer systems, outsourcing using IT and other services

Notes:

(1)

In addition to the companies listed here, we had 248 other consolidated subsidiaries, 81 other affiliates accounted for by the equity method and 7 other joint operations under the steelmaking and steel fabrication segment as of March 31, 2018.

(2)	Under IFRS, Krosaki Harima Corporation is a consolidated subsidiary, whereas it is an affiliate under Japanese GAAP.
(3)

In addition to the companies listed here, we had 33 other consolidated subsidiaries and 3 other affiliates accounted for by the equity method under the engineering and construction segment as of March 31, 2018.

(4)	In addition to the companies listed here, we had 10 other consolidated subsidiaries and 8 other affiliates accounted for by the equity method under the chemicals segment as of March 31, 2018.
(5)	In addition to the companies listed here, we had 11 other consolidated subsidiaries under the new materials segment as of March 31, 2018.
(6)	In addition to the companies listed here, we had 19 other consolidated subsidiaries and 2 other affiliates accounted for by the equity method under the system solutions segment as of March 31, 2018.

The following table lists our “significant subsidiary” (as that term is defined in Rule 1-02(w) of Regulation S-X under the Exchange Act) as of March 31, 2018.

Name	Country of Incorporation	Voting Rights Held	Description
		(%)
NIPPON STEEL & SUMITOMO METAL Australia Pty. Limited	Australia	100.0	Participates in mine development in Australia and gathers information

Property, Plants and Equipment

The following table includes information regarding our material tangible fixed assets as of March 31, 2018:

Name	Location	Description	Area(1) (in thousands of square meters)
Head office(2)	Chiyoda-ku, Tokyo	Research and development facilities and other facilities	3,223 (0)
Kashima Works(2)	Kashima, Ibaraki	Manufacturing facility for bars and shapes, flat-rolled products and pipes and tubes	8,885 (95)
Kimitsu Works(2)	Kimitsu, Chiba Itabashi-ku, Tokyo	Manufacturing facility for bars and shapes, flat-rolled products and pipes and tubes	12,274 (10)
Nagoya Works(2)	Tokai, Nagoya	Manufacturing facility for flat-rolled products and pipes and tubes	6,490 (0)
Wakayama Works(2)	Wakayama, Wakayama Kainan, Wakayama Sakai, Osaka	Manufacturing facility for bars and shapes, flat-rolled products and pipes and tubes	6,584 (90)
Hirohata Works(2)	Himeji, Hyogo	Manufacturing facility for flat-rolled products	6,198 (—)
Yawata Works(2)	Kitakyushu, Fukuoka	Manufacturing facility for bars and shapes, flat-rolled products and pipes and tubes	16,049 (15)

Name	Location	Description	Area(1) (in thousands of square meters)
Oita Works(2)	Oita, Oita Yamaguchi, Yamaguchi	Manufacturing facility for flat-rolled products, pipes and tubes and titanium products	7,899 (10)
Muroran Works(2)	Muroran, Hokkaido	Manufacturing facility for bars and shapes	7,724 (5)
Kamaishi Works(2)	Kamaishi, Iwate	Manufacturing facility for bars and shapes	3,354 (5)
Amagasaki Works(2)	Amagasaki, Hyogo	Manufacturing facility for pipes and tubes	518 (—)
Steel Works(2)	Osaka, Osaka	Manufacturing facility for railway, automotive and machinery parts	527 (3)
Naoetsu Works(2)	Joetsu, Niigata	Manufacturing facility for stainless steel and titanium products	303 (11)
Kure Works(3)	Kure, Hiroshima	Iron making facility, steel making facility and hot rolled steel facility	4,799 (—)
Funabashi Works(4)	Funabashi, Chiba	Steel sheets coating facility	451 (16)
Sakai Plant(5)	Sakai, Osaka	Steel making and rolling facility	582 (31)
Kimitsu Branch(6)	Kimitsu, Chiba	Processing facility for iron and steel products	1,109 (25)
Hikari Works(7)	Hikari, Yamaguchi	Manufacturing facility for stainless steel	1,996 (—)
Head office(8)	Chuo-ku, Tokyo	Vessels, etc.	215 (9)
Head office and works(9)	Wakayama, Wakayama	Manufacturing facility for billets, etc.	— (—)
Kitakyushu Technology Center(10)	Kitakyushu, Fukuoka	Facility for building construction business	927 (—)
Kyushu Works(11)	Kitakyushu, Fukuoka	Manufacturing facility for chemical products	471 (—)
Metallic Foil Center(12)	Hikari, Yamaguchi	Rolling facility	2 (—)
Head office(13)	Chuo-ku, Tokyo	Data center facility, computer and related devices	10 (—)
Rayong Plant(14)	Rayong Province, Thailand	Manufacturing facility for cold rolling and manufacturing facility for hot-dip galvanization	414 (—)

Notes:

(1)	The parenthetical numbers in this column indicate the area size leased to us by those other than our consolidated subsidiaries.
(2)	Held by us, including the R&D Laboratories, branch offices and overseas offices.
(3)	Held by Nisshin Steel.
(4)	Held by Nippon Steel & Sumikin Coated Sheet Corporation.
(5)	Held by Osaka Steel Co., Ltd.
(6)	Held by Nippon Steel & Sumikin Texeng Co., Ltd.
(7)	Held by NSSC.
(8)	Held by Nippon Steel & Sumikin Logistics Co., Ltd.
(9)	Held by Nippon Steel & Sumikin Koutetsu Wakayama Corporation.
(10)	Held by Nippon Steel & Sumikin Engineering Co., Ltd.
(11)	Held by Nippon Steel & Sumikin Chemical Co., Ltd.
(12)	Held by Nippon Steel & Sumikin Materials Co., Ltd.
(13)	Held by NS Solutions Corporation.
(14)	Held by NS-Siam United Steel Co., Ltd. The figures for this company are as of December 31, 2017.

Substantially all of our properties are free of material encumbrances and we believe our properties are in adequate condition for their purposes and suitably utilized. During the fiscal year ended March 31, 2018, there were no material problems regarding either the productive capacity or the extent of utilization of our properties.

All of our properties operate in compliance with governmental and municipal laws and regulations. Furthermore, we established a number of internal environmental guidelines which are at the same level as, or stricter than, those provided by the relevant authorities. If any non-compliance occurs, we take immediate and appropriate actions to meet the regulatory requirements and to ensure the proper utilization of our properties.

The following table includes information regarding material improvements to our tangible fixed assets and material new construction in progress as of March 31, 2018:

Name	Location	Description	Planned amount of investment		Financing method	Planned launch and completion time		Capacity
			Total amount	Paid-in amount		Launch	Completion
			(million)
Improvements
Kimitsu Works(1)	Kimitsu Chiba	No. 5 coke oven (including incidental equipment)	¥33,000	¥2,800	Self-financing and borrowings	April 2016	Second half of the fiscal year ended March 31, 2019	Approximately 900 thousand tons per year
Head office and works(2)	Wakayama, Wakayama	No. 2 blast furnace and steel making facility	115,000	98,000	Borrowings	April 2008	Undecided	Volume of the blast furnace is 3,700 m3

New construction
Yawata Works(1)	Kitakyushu, Fukuoka	No. 3 continuous caster (including incidental equipment)	38,000	3,700	Self-financing and borrowings	January 2017	Second half of the fiscal year ended March 31, 2019	Approximately 1,700 thousand tons per year

Notes:

(1)	Held by us.
(2)	Held by Nippon Steel & Sumikin Koutetsu Wakayama Corporation.

Research and Development

Our research and development team consists of approximately 800 personnel. Our research and development activities are primarily conducted at three core research centers in Japan: the R&E (Research & Engineering) Center (Futtsu), in Chiba Prefecture; the Amagasaki R&D Center, in Hyogo Prefecture; and the Hasaki R&D Center, in Ibaraki Prefecture.

The R&E (Research & Engineering) Center (Futtsu), which is our main research and development facility, is divided into several departments, including steel research laboratories, which focus on maximizing the functionality of our products through design improvements and stress test simulations, advanced technology research laboratories, which engage in the development of foundational technologies to be used across our product portfolio and process research laboratories, which focus on developing new technologies used in the iron refinement, steelmaking and rolling processes, as well as developments aimed at minimizing the environmental impact of our business.

Our R&D Planning Division coordinates research and development activities across our group to facilitate coordination and cooperation among different research facilities, as well as to coordinate technology development with product engineering efforts. Since the integration and establishment of NSSMC in October 2012, we have consolidated research teams working in the same research field but at various sites and clarified research teams’ roles and functions, as well as those of R&D Laboratories in each of our steelworks.

Work in a given research field is now done at a single location. By taking such measures, we believe that we have established an optimal research and development organization to maximize synergies.

For a description of the amount we spent on research and development activities during the fiscal years ended March 31, 2017 and 2018, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Research and Development, Patents and Licenses.”

Principal Capital Expenditures

Over the three fiscal years ending March 31, 2021, we plan to make ¥1,700 billion in capital expenditures, ¥600 billion in business investment and ¥220 billion in research and development spending. See “—Business Strategies.”

To meet the growing demand for ultra-high-tensile steel sheets that allow the construction of automobile bodies with lighter weight and higher strength, we plan to install a continuous hot-dip galvanizing line at our Kimitsu Works and strengthen our production capacity for ultra-high-tensile steel sheets. We expect to commence production using this new line in the second quarter of the fiscal year ending March 31, 2021. We plan to finance this capital investment through cash flows from operations and borrowings.

We plan to make capital expenditures mainly in Japan, financing such expenditures with free cash flows, and we plan to make business investments mainly abroad, financing such investments with both free cash flows as well as the issuance of debt.

Employees

As of March 31, 2018, we had 93,557 employees, not including temporary employees. As of the same date, we had 16,361 temporary employees.

Insurance

We maintain insurance policies, which we believe are comparable to other companies with similar operations in similar regions and which we believe provide reasonable coverage of potential losses.

Legal Proceedings

We are not currently involved in any litigation or other legal proceedings that would individually or in the aggregate be expected to have a material adverse effect on our liquidity, results of operations or financial condition.

Nisshin Steel’s Business

Overview

Nisshin Steel is an integrated steelmaker engaged in producing surface-treated steel, stainless steel, ordinary steel and special steel and selling these products to customers in various industrial sectors, including automotive, construction and electrical appliance industries. The common stock of Nisshin Steel is listed on the First Section of the TSE.

Nisshin Steel was established in 2012 upon a business integration of Nisshin Steel Co. Ltd. and Nippon Metal Industry Co. Ltd. Through its predecessor entities, Nisshin Steel has been a prominent steel manufacturer in Japan for over a century, leading the industry with development and introduction of innovative technologies. For example, in 1958, Nisshin Steel introduced Japan’s first Sendzimir mills, paving the way for an era of mass production of stainless steel; and in 1965, Nisshin Steel introduced the ”Gas Wiping Process,” which enabled uniform coating weights of steel sheets and production of surface-treated products with superior quality. More recently in 1999, Nisshin Steel introduced the world’s first highly corrosion-resistant hot-dip coated steel sheet. As a result of such efforts, Nisshin Steel remains an industry leader that manufactures a number of highly-regarded, value-added steel products.

Nisshin Steel’s group companies engage in businesses that reinforce and support Nisshin Steel’s core business of steelmaking. Such businesses include procurement of raw materials, fabrication and processing of steel products, sales of steel products and provision of logistics services.

In March 2017, we acquired 43% of the outstanding shares of common stock of Nisshin Steel by way of a cash tender offer and, as a result, Nisshin Steel became our subsidiary, as we already held 8% of the outstanding shares of common stock of Nisshin Steel at the time. We and Nisshin Steel have since been working to bring together our respective management resources and realize synergies in order to enhance the competitiveness of our group as a whole.

Global Operations

Nisshin Steel operates on a global basis, leveraging expertise and networks of its member companies located around the world. Some of Nisshin Steel overseas ventures include Acerinox, S.A. in Spain, Wheeling-Nisshin Inc. in the U.S., Ningbo Baoxin Stainless Steel Co., Ltd. in China and Bahru Stainless Sdn. Bhd. in Malaysia. Nisshin Steel plans to continue to increase its presence in markets such as China, Southeast Asia and the U.S. in the future.

Research and Development

Nisshin Steel’s research and development activities are mainly conducted at its five laboratories in Japan. Around 70% of the research efforts are devoted to developing materials that meet customer requirements, developing processing and joining technologies and proposing solutions that encourage use of Nisshin Steel’s products.

Intellectual Property

Nisshin Steel owns and maintains a patent portfolio covering steel products and steel processing technologies in Japan and overseas. Such patents primarily relate to steel products with new or enhanced properties, such as corrosion resistance, heat resistance and processability. Nisshin Steel also owns trademarks, both registered and unregistered, relating to the brands of its products.

In addition to its patent portfolio, Nisshin Steel is constantly developing technical know-how and other unpatented proprietary information related to design, production process, and use of high quality steel products, leading to development of new applications or to improvement of steel solutions proposed to its customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements included elsewhere in this prospectus. The discussion regarding information as of and for the fiscal years ended March 31, 2017 and 2018 is based on our audited annual consolidated financial statements, which have been prepared in accordance with IFRS. This section contains forward-looking statements that involve risks, uncertainties and assumptions, and are subject to the qualifications set forth under “Forward-Looking Statements.” Our actual results may differ materially from those anticipated in such forward-looking statements as a result of a number of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We have five reportable segments: steelmaking and steel fabrication, engineering and construction, chemicals, new materials and system solutions.

•

Steelmaking and steel fabrication segment. The steelmaking and steel fabrication segment, our largest segment, includes our businesses relating to the manufacture and sale of a broad range of steel products. The total revenue from external customers of this segment accounted for 87.2% of our consolidated revenue from external customers for the fiscal year ended March 31, 2018.

•

Engineering and construction segment. The engineering and construction segment includes our businesses relating to the planning, designing and construction of a variety of construction projects, including industrial plants, environmental and energy plants, civil engineering projects, large steel structures such as skyscrapers and oil and gas pipelines. The total revenue from external customers of this segment accounted for 4.6% of our consolidated revenue from external customers for the fiscal year ended March 31, 2018.

•

Chemicals segment. In our chemicals segment, we produce and sell a variety of materials including carbon materials, functional materials, resin materials and other chemicals. The total revenue from external customers of this segment accounted for 3.4% of our consolidated revenue from external customers for the fiscal year ended March 31, 2018.

•

New materials segment. In our new materials segment, we produce and sell a variety of non-steel products, such as non-steel metals, inorganic materials, carbon fibers and reinforced plastic products to global customers. The total revenue from external customers of this segment accounted for 0.6% of our consolidated revenue from external customers for the fiscal year ended March 31, 2018.

•

System solutions segment. In our systems solution segment, we provide computer system engineering and consulting services, information technology outsourcing services and other client-oriented information technology business solutions to customers in a wide range of industries, including manufacturing and consumer products. The total revenue from external customers of this segment accounted for 3.3% of our consolidated revenue from external customers for the fiscal year ended March 31, 2018.

Factors Affecting Our Results of Operations

Our financial results are driven primarily by the financial results of our steelmaking and steel fabrication segment, which are, in turn, primarily driven by:

•

The volume of steel products that we sell—which is affected by factors including general economic conditions, demand in the automotive, energy and resources, construction and civil engineering and other industries and competition—which directly affects our revenue;

•	The prices of our steel products—which are affected by factors including supply and demand and competition—which directly affects our revenue; and

•	Our operating costs (including cost of sales)—which are affected by factors including raw material prices—as well as selling, general and administrative expenses.

Our financial results also reflect the financial results of our engineering and construction, chemicals, new materials and system solutions segments. The results of these segments, in turn, are generally driven by the volume of products and services that we sell, the prices of such products and services and the associated operating costs that we incur.

Factors Affecting the Results of Operations of Our Steelmaking and Steel Fabrication Segment

Revenue

We generate revenue in our steelmaking and steel fabrication segment principally from the sale of steel products to businesses that use steel, including businesses in the automotive, energy and resources and construction and civil engineering industries. Our revenue in this segment is primarily driven by the volume of steel products that we sell as well as the prices of our steel products. The markets for our steel products are characterized by intense competition and are affected by macro-economic factors such as general economic conditions, demand in the automotive, energy and resources, construction and civil engineering and other industries as well as our ability to address the demand for mid- and high-grade steel, in the context of the properties that our customers require from the materials that we produce becoming more diverse and advanced.

The volume of steel product that we sell is affected by the demand for our steel products both in Japan and overseas. Japan is the most important market for our steelmaking and steel fabrication segment and sales to customers in Japan represent a majority of the total revenue from external customers of our steelmaking and steel fabrication segment. Demand in Japan is affected by the condition of and operating environments for major steel consuming industries in Japan, including the automotive, energy and resources and construction and civil engineering industries, as well as the general condition of the Japanese economy. With respect to our overseas sales of steel products, with exports to Asia, including Thailand, China, Korea, Indonesia, Malaysia and Vietnam, are our most important markets overseas for such products. Overseas demand is affected by the condition of and operating environments for major steel consuming industries as well as the general condition of the global and local economies. In addition, demand for our steel products overseas is affected by quotas, tariffs and other measures related to import-export policy and market protectionism.

According to the World Steel Association, global crude steel production increased significantly in calendar year 2017 to a record 1.69 billion metric tons, up 5.3% from calendar year 2016. Production growth throughout the year was supported by higher output in the largest steel producing regions (China, the European Union and North America), while Turkey and Brazil each recorded growth of 13.1% and 9.9% year-on-year, respectively. In Asia, steel output rose 5.4% year-on-year in calendar year 2017, to 1,162.5 million metric tons, the highest since calendar year 2014. In Japan, crude steel production decreased to 104.7 million metric tons, down 0.1% from calendar year 2016. At the same time, global apparent steel use, a metric developed by the World Steel Association to measure steel demand, had growth of approximately 1% in calendar year 2016, compared to a decline of approximately 2.9% year-on-year in calendar year 2015. The growth in 2016 largely reflected increases in demand in China and the European Union, but the continued growth in demand in some emerging markets, notably India and Vietnam, also contributed the growth. Steel demand in Japan shrank by 1.2% during calendar year 2016, driven in part by structural issues and the appreciation of the yen. In calendar year 2017, Japanese steel demand showed better-than-expected growth, benefitting from the government stimulus package, improving exports and preparations for the 2020 Olympic games.

The prices of our steel products are affected by global and regional production capacity and fluctuations in steel imports and exports, which are themselves affected by the existence and amounts of tariffs, customer stocking and destocking cycles as well as competition in the steel industry, including developments such as established producers expanding into new markets, smaller producers increasing production in anticipation of demand increases or amid recoveries and exporters selling excess capacity from markets such as China. The steel industry globally has historically suffered from structural overcapacity. The current global steelmaking capacity exceeds the current global consumption of steel, which puts downward pressure on the price of steel.

In addition, pricing terms with major customers are heavily negotiated and are affected by factors such as the cost of raw materials, overall volume, timing, financing requirements for production and other considerations. Product pricing for our steel products is particularly sensitive to raw materials costs. During periods of decreased raw materials costs we face competitive pressure to decrease our product pricing. Conversely, we generally seek to increase our product pricing during periods of higher raw materials costs and the reflection of increases in raw materials costs is a major element of our negotiations with our customers. However, we may be unable to pass on the entire increase in costs to our customers. Because price negotiations with major customers are generally conducted months in advance of production and delivery, it can take some time before the impact of fluctuations in raw materials costs is reflected in our financial results.

Operating Costs

The following table includes our cost of sales and selling, general and administrative expenses as a percentage of our revenue for the fiscal periods ended March 31 2017 and 2018.

	For the fiscal years ended March 31,
	2018	2017
Cost of sales	86.6%	87.0%
Selling, general and administrative expenses	9.3	9.9

Cost of Sales

A principal component of our cost of sales in the steelmaking and steel fabrication segment is the cost of raw materials. Like other Japanese steelmakers, we source our raw materials primarily from overseas suppliers and to a limited extent from suppliers in Japan, with Australia accounting for about 60% of the iron ore and 50% of the coal that we import and Brazil accounting for about 35% of the iron ore that we import. Our long-term supply contracts for raw materials generally have terms of three to ten years with the volume fixed for the entire contract term but the necessity to agree on price on a quarterly basis. Negotiations with respect to quarterly agreements on price are influenced by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. The prices of our key raw materials have fluctuated significantly in recent years.

Energy costs also impact our cost of sales, with elevated energy costs increasing our cost of sales and decreased energy costs decreasing our cost of sales. Other material elements of our cost of sales in the steelmaking and steel fabrication segment include depreciation and amortization expenses, repair expenses and personnel expenses.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses in our steelmaking and steel fabrication segment primarily consist of:

•	transportation and storage expenses, which we incur in connection with transporting and delivering our products to our customers;

•	salary-related expenses; and

•	research and development expenses.

For a breakdown of selling, general and administrative expenses, see “—Results of Operations—Comparison of the Fiscal Year Ended March 31, 2017 to the Fiscal Year Ended March 31, 2018—Selling, General and Administrative Expenses.”

Factors Affecting the Results of Operations of Our Other Segments

The results of operations in our engineering and construction segment may be negatively affected by downward trends in investments related to crude oil and coal, environment-related investments such as waste processing plants in Japan and Europe and construction-related investments in Japan as well as the economic conditions in Japan and other Asian regions which are our principal markets.

Our chemicals segment has numerous product lines, including coal chemicals, chemical products and functional products, and we supply processed products to a wide variety of sectors in Japan and abroad. The results of operations in our chemicals segment may be negatively affected by rises in the prices of raw materials such as coal or petrochemical raw materials, failures to set prices in light of such rises and global or regional changes in demand.

Our system solutions segment is subject to risks associated with the rapid transformation of the structure of the IT industry, which is being driven by factors such as continuous technological advancements in this area as well as the rise of the sharing economy. The results of operations in our systems solutions segment may be negatively affected if we are unsuccessful in our efforts to meet such growing demands in the IT area or if we are unable to retain necessary personnel amid adverse demographic changes in Japan.

Critical Accounting Estimates and Judgments

Impairment of Non-financial Assets

For the non-financial assets other than inventories and deferred tax assets, we assess whether there is any indication of impairment on each asset or the cash-generating unit to which the asset belongs at the end of each reporting period. If any indication of impairment exists, the recoverable amount of the asset or the cash-generating unit to which the asset belongs is estimated and impairment tests are performed. Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever an indication of impairment exits.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. When the recoverable amount of the individual asset cannot be estimated, we estimate the recoverable amount of the cash-generating unit or our cash-generating units to which the asset belongs. The value in use is calculated by discounting the estimated future cash flows to the present value, and a pre-tax discount rate that reflects the time value of money and the risks specific to the asset is used as a discount rate.

For the fiscal year ended March 31, 2018, we recognized impairment loss on non-financial assets of ¥18,075 million. The amount of impairment loss consisted of ¥8,505 million recognized with respect to the operating assets held by a subsidiary in the United States that operates a pipe business in the steelmaking and steel fabrication segment. We did not recognize any impairment loss on non-financial assets for the fiscal year ended March 31, 2017.

Valuation of Financial Assets

Financial assets other than derivative financial instruments are classified at initial recognition as those measured at amortized cost or at fair value through other comprehensive income.

We assess expected credit loss at the end of each reporting period for the impairment of financial assets measured at amortized cost. The loss allowance is measured at an amount equal to the lifetime expected credit losses for trade receivables and financial assets with a significant increase in credit risk since initial recognition. With regard to financial assets measured at fair value through other comprehensive income, subsequent changes in fair value are recognized in other comprehensive income.

Provision for Retirement Benefit

We operate three benefit retirement plans, which consist of a defined benefit plan, a defined contribution plan and a lump-sum retirement payment plan. Liabilities for defined benefit plans are recognized in the consolidated statement of financial position at the present value of retirement benefit obligations less the fair value of plan assets at the end of reporting period. The present value of retirement benefit obligations is calculated with reference to certain assumptions, including discount rates.

Measurements, which include actuarial gains and losses arising from differences between estimates and actual experience, and changes in actuarial assumptions, are recognized in other comprehensive income in the period in which they arise. Such measurements are not reclassified to profit or loss but are reclassified to retained earnings immediately. Assumptions are evaluated at least annually or at the time when events occur. While management believes that the assumptions used are appropriate, differences in actual results or changes in assumptions may affect our future defined benefit costs and liabilities for retirement benefits.

The discount rates, one of the key assumptions in the determination of defined benefit costs and liabilities for retirement benefits, used as of March 31, 2018 and 2017 were 0.3%. While holding all other assumptions constant, an increase of 0.5% in the discount rate would result in a decrease of ¥32,049 million and ¥33,199 million in the present value of retirement benefit obligations, as of March 31, 2018 and 2017, respectively.

Deferred Tax Assets

We exercise judgment about our future results in assessing the recoverability of our deferred tax assets. Inherent in this estimation process is the requirement for us to estimate future taxable income. We make these estimates exercising judgment about our future results, and the economic environments in which we do business. It is possible that our actual results will differ from our assumptions and require adjustments to our allowances due to, for example, our failure to generate adequate levels of taxable income in future periods to offset the unused tax losses and reverse the temporary differences prior to expiration.

For the fiscal year ended March 31, 2018, we recognized deferred tax assets of ¥217,772 million, including ¥48,011 million in defined benefit liabilities and ¥29,681 million in elimination of unrealized gains on property, plant and equipment and others. For the fiscal ended March 31, 2017, we recognized deferred tax assets of ¥208,775 million, including ¥53,362 million in defined benefit liabilities and ¥31,301 million in unused tax losses.

First-time Adoption of IFRS

Until the fiscal year ended March 31, 2017, we prepared our consolidated financial statements solely in accordance with Japanese GAAP. From the fiscal year ended March 31, 2018, we prepared our consolidated financial statements in accordance with IFRS.

The accounting policies set out in Note 3 “Significant Accounting Policies” to our consolidated financial statements have been applied in preparing the consolidated financial statements for the fiscal year ended March 31, 2018, the comparative information presented in these financial statements for the fiscal year ended March 31, 2017 and an opening IFRS statement of financial position on April 1, 2016, our date of transition to IFRS.

We followed the provisions of IFRS 1 in preparing our opening IFRS statement of financial position at the date of transition, April 1, 2016. Certain accounting policies used for the opening statement of our financial position differed from those used in the Japanese GAAP balance sheet at March 31, 2016. The resulting adjustments arose from events and transactions before the date of transition to IFRS. Therefore, as required by IFRS 1, those adjustments were recognized directly through retained earnings (or another category of equity where appropriate) on April 1, 2016.

We were required to apply IFRS retrospectively. There were some voluntary exemptions permitted by IFRS 1. For information regarding our decisions regarding such exemptions, see Note 36 “First-time Application of IFRS” to our consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

IFRS 15, Revenue from Contracts with Customers:

IASB issued IFRS 15 “Revenue from Contracts with Customers” in May 2014. IFRS 15 replaces existing revenue recognition guidance, including IAS 18 “Revenue,” IAS 11 “Construction Contracts” and IFRIC 13 “Customer Loyalty Programmes.”

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Accordingly, the Group will apply this standard initially on April 1, 2018. This standard may be applied retrospectively to each prior reporting period presented (retrospective approach) or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application (modified retrospective approach). The Group has not yet determined its transition approach.

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. Under IFRS 15, the Group assesses at contract inception the goods or services promised in a contract with a customer and identifies such promised goods or services as performance obligations. When a performance obligation is satisfied, the Group recognizes as revenue the amount of the transaction price that is allocated to that performance obligation. When determining the transaction price, the Group also considers the effects of variable consideration.

The Group has not identified significant effects of the new standard that could change the amount or timing of revenue recognition. The net impact of adopting IFRS 15 on the opening balance of retained earnings as of April 1, 2018 is immaterial.

IFRS 16, Leases:

IASB issued IFRS 16 “Leases” in January 2016. IFRS 16 replaces existing lease guidance including IAS 17 “Leases,” IFRIC 4 “Determining whether an Arrangement contains a Lease,” SIC-15 “Operating Leases—Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.”

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that apply IFRS 15 “Revenue from Contracts with Customers” at or before the date of initial application of this standard. The Group plans to apply this standard initially on April 1, 2019.

IFRS 16 changes the definition of a lease and provides a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Group will recognize new assets and liabilities for operating leases with certain exceptions. In addition, expenses related to leases will now change from straight-line operating lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. Lessor accounting remains similar to the current standard. The Group will continue to assess the overall impact of the adoption of IFRS 16 on the Company’s consolidated financial statements.

As a lessee, this standard can be applied retrospectively to each prior reporting period presented (retrospective approach) or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application (modified retrospective approach). The Group has not yet determined its transition approach.

Results of Operations

The following table includes results of operations data for the fiscal years ended March 31, 2017 and 2018, which has been derived from, and should be read together with, our audited consolidated financial statements included elsewhere in this prospectus.

	For the fiscal years ended March 31,
	2018	2017
	(in millions of yen)
Revenue	¥5,712,965	¥4,696,828
Cost of sales	(4,948,883)	(4,085,651)

Gross profit	764,082	611,176
Selling, general and administrative expenses	(533,787)	(466,351)
Share of profit in investments accounted for using the equity method	65,657	44,118
Other operating income	91,521	62,108
Other operating expenses	(98,773)	(81,171)

Business profit	288,700	169,878
Gains from share divestiture	—	40,165

Profit before finance income and costs and income taxes	288,700	210,044
Finance income	7,644	6,322
Finance costs	(24,584)	(21,586)

Profit before income taxes	271,760	194,780
Income tax expenses	(59,549)	(40,297)

Profit for the year	212,210	154,483

Profit for the year attributable to owners of the parent	180,832	137,246
Profit for the year attributable to non-controlling interests	31,377	17,237

Comparison of the Fiscal Year Ended March 31, 2017 to the Fiscal Year Ended March 31, 2018

Revenue

Revenue increased by ¥1,016,137 million, or 22%, to ¥5,712,965 million for the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to an increase in the price of steel products led by the improvement of the conditions of the global steel market and as a rise in prices of raw materials, as well as the consolidation of Nisshin Steel as our wholly owned subsidiary.

Cost of Sales

Cost of sales was ¥4,948,883 million for the fiscal year ended March 31, 2018, an increase of ¥863,232 million, or 21%, as compared to the prior year. This increase was primarily due to an increase in market prices of auxiliary materials, scrap and alloy, as well as the consolidation of Nisshin Steel as our wholly owned subsidiary.

Gross Profit

As a result of the increases in revenue and cost of sales described above, gross profit increased by ¥152,906 million, or 25%, year-on-year to ¥764,082 million for the fiscal year ended March 31, 2018 as compared to the prior year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥67,436 million, or 14%, to ¥533,787 million for the fiscal year ended March 31, 2018 as compared to the prior year. This year-on-year increase was mainly due to a ¥29,236 million increase in transportation and storage and a ¥15,503 million increase in salaries and bonuses, which increases were in turn caused primarily by the consolidation of Nisshin Steel as our wholly owned subsidiary.

The following table includes a breakdown of selling, general and administrative expenses for the fiscal years ended March 31, 2017 and 2018.

	For the fiscal years ended March 31,
	2018	2017
	(in millions of yen)
Transportation and storage	¥141,873	¥112,637
Salaries	137,687	122,184
Retirement benefit costs	7,336	5,897
Research and development costs	61,019	54,912
Depreciation and amortization	10,064	7,138
Other	175,804	163,584

Total selling, general and administrative expenses	533,787	466,351

Total research and development costs included in cost of sales and selling, general and administrative expenses were ¥74,071 million during the fiscal year ended March 31, 2018 compared to ¥70,100 million in the prior year.

Share of Profit in Investments Accounted for Using the Equity Method

Share profit in investments accounted for using the equity method increased by ¥21,539 million, or 49%, year-on-year to ¥65,657 million for the fiscal year ended March 31, 2018. This increase was primarily led by the enhanced financial results of our oversea joint ventures.

Other Operating Income

Other operating income increased by ¥29,413 million, or 47%, to ¥91,521 million for the fiscal year ended March 31, 2018 as compared to the prior year. This was primarily due to an increase in dividends received and gain of disposal of fixed assets.

Other Operating Expenses

Other operating expenses increased by ¥17,602 million, or 22%, to ¥98,773 million for the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to a ¥18,075 million impairment of non-financial assets, including goodwill in the fiscal year ended March 31, 2018.

Business Profit

Business profit increased by ¥118,822 million, or 70%, to ¥288,700 million for the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to the steady execution of our cost-reduction measures, the improved performance of our group companies in Japan and abroad, and the positive impact of differences in inventory valuations, even though business profit was negatively affected by a decrease in production and shipment volume due to facility-related incidents and adverse weather, a surge in prices of primary raw materials, and a rise in costs of auxiliary materials such as scrap and alloy, procurement costs of other materials and distribution costs.

Gain from Share Divestiture

We recognized gain from share divestiture of ¥40,165 million for the fiscal year ended March 31, 2017 resulting from the partial sale of shares of SUMCO Corporation, which was offset by loss from the restructuring of the butt-welding fitting business of Nippon Steel & Sumikin Kikoh Company. We did not recognize any gain from share divestiture for the fiscal year ended March 31, 2018 as there were no share divestitures during that fiscal year.

Profit Before Finance Income and Costs and Income Taxes

Profit before finance income and costs and income taxes increased by ¥78,656 million, or 37%, to ¥288,700 million for the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to the reasons described under “—Business Profit” and “—Gains from Share Divestiture” above.

Finance Income

Finance income increased by ¥1,322 million, or 21%, to ¥7,644 million for the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to the gains from the early repayment of Nisshin Steel’s borrowings.

Finance Costs

Finance costs increased by ¥2,998 million, or 14%, to ¥24,584 million for the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to the consolidation of Nisshin Steel as our wholly owned subsidiary.

Profit Before Income Taxes

As a result of the above factors, for the fiscal year ended March 31, 2018, profit before income taxes was ¥271,760 million, a ¥76,980 million increase compared to profit before income taxes of ¥194,780 million in the prior year.

Income Tax Expenses

Income tax expenses were ¥59,549 million in the fiscal year ended March 31, 2018, a ¥19,252 million year-on-year increase compared to income tax expenses of ¥40,297 million in the prior year. This was primarily due to the income tax expenses increased as a result of the improvement in the business profit for the fiscal year ended March 31, 2018.

Profit for the year

As a result of the above factors, profit for the year increased by ¥57,727 million to ¥212,210 million for the fiscal year ended March 31, 2018 as compared to the prior year.

Segment Results of Operations

The following table includes total segment revenue, which includes intersegment revenue, and segment profit information, for the fiscal years ended March 31, 2017 and 2018. The information for segment profit below is used by our board of directors. See Note 6 “Segment Information” to our consolidated financial statements included elsewhere in this prospectus.

	For the fiscal years ended March 31,
	2018	2017
	(in millions of yen)
Segment revenue:
Steelmaking and steel fabrication	¥5,017,245	¥4,052,261
Engineering and construction	294,268	267,545
Chemicals	200,767	174,227
New materials	37,050	34,519
System solutions	244,200	232,512

Total segment revenue	5,793,531	4,761,065

Elimination of intersegment revenue:
Steelmaking and steel fabrication elimination	33,910	35,590
Engineering and construction elimination	33,360	32,683
Chemical elimination	3,709	5,630
New materials elimination	—	—
System solutions elimination	53,889	54,270

Total inter-segment revenue or transfers	(124,868)	(128,175)
IFRS Adjustments	44,302	63,937
Consolidated revenue	5,712,965	4,696,828

Segment profit:
Steelmaking and steel fabrication	245,708	138,017
Engineering and construction	9,110	6,838
Chemicals	15,480	4,518
New materials	1,919	1,786
System solutions	23,292	22,113

Total segment profit	295,510	173,274
Adjustments	2,030 (2)	1,256 (1)

Total	297,541	174,531

IFRS Adjustments	(8,840)	(4,652)

Consolidated business profit	288,700	169,878

Notes:

(1)

For the fiscal year ended March 31, 2017, segment profit adjustments of ¥1,256 million includes investment return of ¥6,524 million from the equity-method associate Nippon Steel Kowa Real Estate Co., Ltd., an investment return of ¥629 million from the equity-method associate SUMCO Corporation, and elimination of inter-segment revenue or transfers of minus ¥5,897 million.

(2)

For the fiscal year ended March 31, 2018, segment profit adjustments of ¥2,030 million include an investment return of ¥5,929 million from the equity-method associate Nippon Steel Kowa Real Estate Co., Ltd. and elimination of inter-segment revenue or transfers of negative ¥3,899 million.

Comparison of the Fiscal Year Ended March 31, 2017 to the Fiscal Year Ended March 31, 2018

Steelmaking and Steel Fabrication Segment

External revenue from the steelmaking and steel fabrication segment increased by ¥966,665 million, or 24%, in the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to an increase in the prices of steel products, which led by the improvement conditions of the global steel market and a rise in the prices of raw materials, as well as the consolidation of Nisshin Steel as our wholly owned subsidiary.

Segment profit was ¥245,708 million, an increase of ¥107,691 million as compared to segment profit of ¥138,017 million in the prior year. This increase was primarily due to an increase in business profit, which was negatively affected by a decrease in production and shipment volumes due to facility-related incidents and adverse weather, a surge in prices of primary raw materials and a rise in costs of auxiliary materials, including scrap and alloy, procurement costs of other materials and distribution costs. However, these factors were offset by positive factors such as the steady execution of our cost-reduction measures, the improved performance by our group companies in Japan and abroad, and the positive impact of differences in inventory valuations.

Engineering and Construction Segment

External revenue from the engineering and construction segment increased by ¥26,047 million, or 11%, in the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to an improvement in the business environment as oil prices rose and overseas steelmakers resumed capital investments.

Segment profit was ¥9,110 million, an increase of ¥2,272 million as compared to segment profit of ¥6,838 million in the prior year. This increase was primarily due to an improvement in the business environment as oil prices rose and overseas steelmakers resumed capital investments. Robust business conditions in the domestic construction sector and other areas as well as our steady project execution also contributed to an increase in both sales and profit.

Chemicals Segment

External revenue from the chemicals segment increased by ¥28,461 million, or 17%, in the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to favorable trends in the market for electronic device materials, which resulted in record-high sales volumes in the circuit board and display materials used in smartphones, as well as a significant improvement in the market conditions for chemicals and coal tar chemicals businesses, which resulted in a rise in the prices of relevant products.

Segment profit was ¥15,480 million, an increase of ¥10,962 million as compared to segment profit of ¥4,518 million in the prior year. This increase was primarily due to favorable trends in the market for electronic device materials, which resulted in record-high sales volumes in the circuit board and display materials used in smartphones, as well as a significant improvement in the market conditions for chemicals and coal tar chemicals businesses, which resulted in a rise in the prices of relevant products

New Materials Segment

External revenue from the new materials segment increased by ¥2,531 million, or 7%, in the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to favorable sales of metal foils for suspension as well as favorable sales of metal substrates, the latter of which was achieved by capturing demand in developing countries.

Segment profit was ¥1,919 million, an increase of ¥133 million as compared to segment profit of ¥1,786 million in the prior year. This increase was primarily due to favorable sales of metal foils for suspension as well as favorable sales of metal substrates, the latter of which was achieved by capturing demand in developing countries.

System Solutions Segment

External revenue from the system solutions segment increased by ¥12,068 million, or 7%, in the fiscal year ended March 31, 2018 as compared to the prior year. This increase was primarily due to the promotion of the development of solutions for customer enterprises that enable them to make use of AI, machine learning and IoT, and thereby enhance the sophistication of their operations in their production and logistics workplaces.

Segment profit was ¥23,292 million, an increase of ¥1,179 million as compared to segment profit of ¥22,113 million in the prior year. This increase was primarily due to the promotion of the development of solutions for customer enterprises that enable them to make use of AI, machine learning and IoT, and thereby enhance the sophistication of their operations in their production and logistics workplaces.

Financial Condition

Our total assets as of March 31, 2018 were ¥7,756,134 million, an increase of ¥300,981 million, or 4%, as compared to as of March 31, 2017. This increase was primarily due to a rise in trade and other receivables of ¥8,743 million, a rise in the inventories of ¥166,659 million and a rise in other non-current financial assets of ¥38,753 million.

Our total liabilities as of March 31, 2018 were ¥4,231,238 million, an increase of ¥63,392 million, or 2%, as compared to as of March 31, 2017. This increase was primarily due to a decrease in interest-bearing liabilities of ¥57,172 million, from ¥2,214,928 million as of March 31, 2017 to ¥2,157,755 million as of March 31, 2018, a rise in trade and other payable of ¥127,903 million.

Our total equity attributable to owners of NSSMC as of March 31, 2018 was ¥3,136,991 million, an increase of ¥205,757 million, or 7%, as compared to as of March 31, 2017. This increase was primarily due to profit of ¥180,832 million and comprehensive income of ¥91,317 million for the fiscal year ended March 31, 2018, which offset a decrease in dividends of ¥66,293 million.

Reconciliation to Japanese GAAP

Our consolidated financial statements are prepared in accordance with (i) the basis of preparation set forth in Note 2 to our consolidated financial statements included elsewhere in this prospectus and (ii) the significant accounting policies as summarized in Note 3 to our consolidated financial statements included elsewhere in this prospectus. These policies differ in certain respects from Japanese GAAP. Pursuant to the requirements of the FIEA, we have prepared and reported our annual financial results and quarterly financial statements under Japanese GAAP and will continue to do so through the three months ended December 31, 2018. Please refer to Note 36 to our audited consolidated financial statements included elsewhere in this prospectus for the major reconciling items between IFRS and Japanese GAAP.

We have attached, as Appendix E to this prospectus, unaudited consolidated financial information prepared under Japanese GAAP for the three months ended June 30, 2018 that we announced on August 2, 2018. Such information shows a decrease in profit before income taxes as compared with the corresponding period from the previous year. This decrease is primarily due to a difference in inventory devaluation despite our efforts to improve costs and secure appropriate sales prices for continuous supply, including adjusting steel product prices in light of surges in prices of auxiliary materials such as scrap and alloy, other material procurement costs and distribution costs.

We caution you, however, that because (i) these results are only for one quarter and may not be representative of financial results for the full year and (ii) there are differences between IFRS and Japanese GAAP, the information in Appendix E is of limited use in evaluating our results under IFRS, and therefore you should not place undue importance on them.

Liquidity and Capital Resources

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through long-term debt and short-term borrowings. We expect these sources of capital to continue to be our principal sources of cash in the future.

Cash Flows

The following table includes summary cash flow information for the fiscal years ended March 31, 2017 and 2018.

	For the fiscal years ended March 31,
	2018	2017
	(in millions of yen)
Net cash flows provided by operating activities	¥485,539	¥506,935
Net cash flows used in investing activities	(363,170)	(352,582)
Net cash flows used in financing activities	(104,969)	(148,103)
Effect of exchange rate changes on cash and cash equivalents	1,540	(3,503)
Net increase in cash and cash equivalents	18,940	2,745
Cash and cash equivalents at beginning of the year	123,929	121,183
Cash and cash equivalents at end of the year	142,869	123,929

In the fiscal year ended March 31, 2018, net cash provided by operating activities was ¥485,539 million, representing a ¥21.396 million, or 4%, decrease as compared to the prior year. This decrease was due primarily to an increase in profit before income taxes offset by an increase in working capital, mainly led by a rise in steel and inventory prices.

Net cash used in investing activities amounted to ¥363,170 million in the fiscal year ended March 31, 2018, an increase of ¥10,588 million, or 3%, as compared to ¥352,582 million in the prior year. This was mainly due to an increase in purchases of property, plant and equipment and intangible assets, which was offset by a decline in purchases of investment of securities, including ¥75,972 million of Nisshin Steel’s common stock that we purchased in the previous year.

Net cash used in financing activities was ¥104,969 million, a ¥43,134 million decrease as compared to net cash used in financing activities of ¥148,103 million in the prior year. This decrease was due primarily to the purchase of treasury stock in the fiscal year ended March 31, 2017, and as a result, we spent less cash in financing activities.

At the end of the fiscal year ended March 31, 2018, interest bearing debt, decreased ¥57,172 million, as compared with the end of the prior year, to ¥2,157,755 million.

As a result of the foregoing, as of March 31, 2018, we had ¥142,869 million in cash and cash equivalents, representing a ¥18,940 million increase in cash and cash equivalents as compared to March 31, 2017.

Borrowings and Bonds

The following table includes our borrowings and bonds payable as of March 31, 2018.

	As of March 31, 2018	Average interest rate	Maturity
	(in millions of yen)
Current:
Short-time borrowings	¥137,323	1.0%

Current portion of long-term borrowings	184,809	1.0

Current portion of bonds repayable within one year	85,700	1.5

Current portion of lease liabilities repayable within one year	8,550	0.8

Commercial papers	89,000	(0.0)

Total	505,384

Non-current:
Long-term borrowings	1,401,156	0.8	July 19, 2075
Bonds	209,996	1.0	September 19, 2031
Lease liabilities	41,218	0.8	March 31, 2076

Total	1,652,371

Average interest rate represents the weighted average interest rate of the balance as of March 31, 2018, and maturity represents the maturity of the outstanding balance as of March 31, 2018. Substantially all of our borrowings and bonds payable have fixed interest rates.

Capital Requirements

Our principal capital and liquidity needs have been for capital expenditures, strategic acquisitions and investments, working capital, repayments of borrowings, payments of interest and funds for payments of income taxes.

Capital Expenditures

The following table includes our capital expenditures on a segment by segment basis for the periods indicated.

	For the fiscal years ended March 31,
	2018	2017
	(in millions of yen)
Steelmaking and steel fabrication	¥390,623	¥335,733
Engineering and construction	6,301	5,637
Chemicals	5,863	7,005
New materials	2,633	2,224
System solutions	7,638	4,343

Total segment capital expenditures	413,061	354,943
Adjustments	(1,130)	(3,905)

Total	411,930	351,038

IFRS Adjustments	11,497	11,486

Consolidated capital expenditures	423,428	362,525

In the fiscal year ended March 31, 2018, we spent ¥423,428 million on capital investments, representing a 17% increase compared to the prior year. This increase was primarily related to the relining of No. 5 coke oven, including fixtures and fittings (Kimitsu Works, NSSMC), new installation of No. 3 continuous caster (CC), including fixtures and fittings (Yawata Works, NSSMC), with an aim to maintain sound facilities and to enhance our mother mill’s productivity.

Our major plans for capital expenditure, as of March 31, 2018, include investing approximately ¥1.7 trillion, over the next three years, to upgrade and reinforce our steel production facilities in Japan. We plan to fund these capital expenditures using cash flows from operations.

Working Capital

Our principal working capital requirements are for the purchase of raw materials, salaries and wages and taxes. We believe we have working capital sufficient to cover all of our current requirements.

Off-Balance Sheet Arrangements and Contingent Liabilities

As of March 31, 2018, we did not have any off-balance sheet arrangements that have, or are likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

However, we provide guarantees on bank loans to our joint ventures and associates. For each guarantee provided, we are required to perform and to be liable for any related losses under the guarantee if the guaranteed party defaults on a payment. As of March 31, 2018, the amount of guarantees on bank loans provided to joint ventures and associates was ¥82,721 million.

Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of our cost of sales in either of the fiscal years ended March 31, 2017 and 2018 and have not been significant as a percentage of our cost of sales historically. Research and development costs expensed and included in selling, general and administration expenses, for the fiscal years ended March 31, 2017 and 2018, amounted to ¥54,912 million and ¥61,019 million, respectively. The remainder of the research and development costs is capitalized, and amortization costs are recognized as a portion of cost of sales. Total research and development costs, for the fiscal years ended March 31, 2017 and 2018, amounted to ¥70,100 and ¥74,071 million, respectively.

Tabular Disclosure of Contractual Obligations

We had outstanding, as of March 31, 2018, various long-term obligations that will become due during the fiscal year ending March 31, 2019 and beyond. These various purchase commitments and long-term obligations will have an effect on our future liquidity and capital resources.

The following table includes our current estimate of annual maturities of commitment and obligations, by major category, outstanding as of March 31, 2018.

	Payment Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in millions of yen)
Long-term debt obligations	¥1,881,666	¥270,509	¥345,846	¥378,285	¥887,024
Finance lease obligations	49,768	8,550	13,810	8,772	18,635
Non-cancellable operating lease obligations	48,228	9,965	19,487	12,137	6,638
Purchase obligations(1)	5,572,742	1,587,757	1,834,706	1,284,182	866,096
Total	7,552,406	1,876,783	2,213,850	1,683,377	1,778,395

Note:

(1)

Purchase obligations include supply contracts to purchase iron ore, coal and other raw materials. These contracts generally have terms of three to ten years with the volume fixed for the entire contract term but the necessity to agree on price on a quarterly basis. The unit price for raw materials is calculated based on the most recent contract for such materials. Purchase obligations also include take-or-pay arrangements for steel products purchase and contractual commitments related to acquisition of property, plant and equipment and intangible assets.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks including fluctuations in foreign currency exchange rates, interest rates and market prices in the ordinary course of our business and conduct risk management to decrease these risks. For additional information, see Note 31 “Financial Instruments” to our consolidated financial statements.

Foreign Currency Exchange Rate Risk

Our trade receivables denominated in foreign currencies arising from the exports of products are exposed to foreign currency risk. Trade payables, notes payable and other payables are, in principle, due within one year. Some of such payables are denominated in foreign currencies arising from imports of raw materials and are also exposed to foreign currency risk.

We enter into forward exchange contracts and currency swaps to hedge the foreign currency exchange rate risk that arises from our sales transactions, capital transactions, investing and financing activities. We also execute derivative transactions, such as forward exchange contracts and currency swaps, to manage foreign currency exchange rate risk.

If the yen appreciates by 1% against the dollar, the influence on profit before income taxes for the fiscal years ended March 31, 2017 and 2018 would be as follows. In this analysis, we estimated the influence on our assets and liabilities denominated in foreign currencies as of March 31, 2017 and 2018 under the assumption that the variables of outstanding balance and interest rates are constant.

	For the fiscal years ended March 31,
	2018	2017
	(in millions of yen)
Impacts on profit before income taxes	¥(185)	¥(174)

Interest Rate Risk

Some of our bonds and long-term borrowings are subject to floating interest rates. Our interest expenses vary depending on interest rate market conditions. We enter into interest rate swap contracts to hedge the risk of fluctuation in interest expenses on our bonds and borrowings and to maintain the proportion of assets and liabilities we hold with fixed rates and floating rates.

If the interest rate rises by 1%, the influence on profit before income taxes for the fiscal years ended March 31, 2017 and 2018 would be as follows. In this analysis, all other variables are assumed to be constant.

	For the fiscal years ended March 31,
	2018	2017
	(in millions of yen)
Impacts on profit before income taxes	¥(5,787)	¥(7,281)

Market Price Risk

Marketable equity instruments mainly represent the shares of trade counterparts for business alliances and are exposed to market price fluctuation risk. For marketable equity instruments, we monitor market price trends on a regular basis and evaluate the necessity of the investment for business development.

Directors and Management After the Share Exchange

The following table provides information about those individuals who are expected to remain in the general capacities indicated for us after the Share Exchange.

Position	Name	Date of Birth	Current Position and Biography
Representative Director and Chairman	Shoji Muneoka	May 3, 1946	April 1970	Joined Nippon Steel Corporation (“NSC”)
			June 1999	Director and General Manager, Corporate Secretariat Division of NSC
			April 2003	Managing Director and Director, Flat Products Division of NSC
			April 2005	Representative Director and Executive Vice President of NSC
			April 2008	Representative Director and President of NSC
			October 2012	Representative Director, Chairman and CEO of NSSMC
			April 2014	Representative Director and Chairman of NSSMC (incumbent)
Representative Director and President	Kosei Shindo	September 14, 1949	April 1973	Joined NSC
			June 2005	Director (Member of the Board) and General Manager, Corporate Planning Division of NSC
			June 2006	Director (under the Executive Management System) and General Manager, Corporate Planning Division of NSC
			April 2007	Director (under the Executive Management System) and General Manager, General Administration Division of NSC
			April 2009	Executive Vice President (under the Executive Management System) of NSC
			June 2009	Representative Director and Executive Vice President of NSC
			October 2012	Representative Director and Executive Vice President of NSSMC
			April 2014	Representative Director and President of NSSMC (incumbent)
Representative Director and Executive Vice President	Eiji Hashimoto	December 7, 1955	April 1979	Joined NSC
			April 2009	Director (under the Executive Management System), Director, Plate Division and Director, Construction Products Division of NSC
			April 2011	Director (under the Executive Management System) of NSC
			October 2012	Executive Officer of NSSMC
			April 2013	Managing Executive Officer of NSSMC
			July 2015	Managing Executive Officer, Vice Head of Global Business Development and Project Leader, Usiminas Project, Global Business Development Sector of NSSMC
			April 2016	Executive Vice President and Head of Global Business Development of NSSMC
			June 2016	Representative Director, Executive Vice President and Head of Global Business Development of NSSMC (incumbent)

Position	Name	Date of Birth	Current Position and Biography
Representative Director and Executive Vice President	Toshiharu Sakae	January 25, 1956	April 1980	Joined NSC
			October 2012	Executive Officer and Head of Division, Raw Materials Division-II of NSSMC
			April 2014	Managing Executive Officer of NSSMC
			July 2015	Managing Executive Officer and Vice Head of Global Business Development of NSSMC
			April 2016	Executive Vice President of NSSMC
			June 2016	Representative Director and Executive Vice President of NSSMC (incumbent)
Representative Director and Executive Vice President	Shinji Tanimoto	May 24, 1957	April 1982	Joined NSC
			April 2013	Managing Executive Officer and Head of Works, Yawata Works of NSSMC
			April 2015	Managing Executive Officer and Head of Center, Plant Engineering and Facility Management Center of NSSMC
			June 2015	Managing Director, Member of the Board and Head of Center, Plant Engineering and Facility Management Center of NSSMC
			April 2017	Managing Director, Member of the Board of NSSMC
			April 2018	Representative Director and Executive Vice President of NSSMC (incumbent)
Representative Director and Executive Vice President	Shinichi Nakamura	February 15, 1959	April 1982	Joined NSC
			April 2013	Executive Officer, Head of Unit, Construction Products Unit of NSSMC
			April 2016	Managing Executive Officer, Head of Unit, Flat Products Unit, Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector and Project Leader, India Continuous Annealing and Processing Line Project, Global Business Development Sector of NSSMC
June 2016

Managing Director,

Member of the Board, Head of Unit, Flat Products Unit, Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector and Project Leader, India Continuous Annealing and Processing Line Project, Global Business Development Sector of NSSMC

			April 2018	Representative Director and Executive Vice President of NSSMC (incumbent)
Representative Director and Executive Vice President	Akihiko Inoue	August 21, 1957	April 1982	Joined NSC
			October 2012	Executive Officer, Head of Division, Flat Products Technology Division, Flat Products Unit and Deputy Project Leader, Wuhan Tin Mill Project of NSSMC
			April 2014	Managing Executive Officer and Head of Works, Kimitsu Works of NSSMC
			April 2018	Executive Vice President and Head of Research and Development of NSSMC
			June 2018	Representative Director and Executive Vice President of NSSMC (incumbent)

Position	Name	Date of Birth	Current Position and Biography
Representative Director and Executive Vice President	Katsuhiro Miyamoto	October 22, 1956	April 1981	Joined NSC
			October 2012	Executive Officer and Head of Division, Accounting & Finance Division of NSSMC
			April 2015	Managing Executive Officer of NSSMC
			April 2016	Managing Executive Officer, Vice Head of Global Business Development, Project Leader, Global CSVC Project, Global Business Development Sector and Project Leader, Wuhan Tin Mill Project, Global Business Development Sector of NSSMC
			April 2018	Executive Vice President of NSSMC
			June 2018	Representative Director and Executive Vice President of NSSMC (incumbent)
Managing Director, Member of the Board	Shin Nishiura	June 26, 1958	April 1981	Joined Sumitomo Metal Industries, Ltd.
			October 2012	Executive Officer and Head of Division, Corporate Planning Division of NSSMC
			March 2015	Executive Officer and Head of Office, Beijing Representative Office of NSSMC
			April 2015	Managing Executive Officer and Head of Office, Beijing Representative Office of NSSMC
			April 2018	Managing Executive Officer, Head of Unit, Pipe & Tube Unit and Project Leader, VSB Project, Global Business Development Sector of NSSMC
			June 2018	Managing Director, Member of the Board, Head of Unit, Pipe & Tube Unit and Project Leader, VSB Project, Global Business Development Sector of NSSMC (incumbent)
Managing Director, Member of the Board	Atsushi Iijima	June 12, 1958	April 1982	Joined NSC
			April 2013	Executive Officer, Head of Unit, Plate Unit of NSSMC
			April 2016	Managing Executive Officer, Head of Unit, Plate Unit and Head of Unit, Construction Products Unit of NSSMC
			April 2018	Managing Executive Officer, Head of Unit, Flat Products Unit, Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector and Project Leader, India Continuous Annealing & Processing Line Project, Global Business Development Sector of NSSMC
			June 2018	Managing Director, Member of the Board, Head of Unit, Flat Products Unit, Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector and Project Leader, India Continuous Annealing & Processing Line Project, Global Business Development Sector of NSSMC (incumbent)
Managing Director, Member of the Board	Yutaka Andoh	September 30, 1958	April 1981	Joined NSC
			October 2012	Executive Counsellor and Head of Works, Kamaishi Works, Bar & Wire Rod Unit of NSSMC
			April 2014	Executive Officer and Head of Works, Muroran Works, Bar & Wire Rod Unit of NSSMC
			April 2016	Managing Executive Officer and Head of Works, Muroran Works, Bar & Wire Rod Unit of NSSMC
			April 2017	Managing Executive Officer of NSSMC
			June 2018	Managing Director, Member of the Board of NSSMC (incumbent)

Position	Name	Date of Birth	Current Position and Biography
Director (Outside Director), Member of the Board	Mutsutake Otsuka	January 5, 1943	April 1965	Joined Japanese National Railways
			June 1990	Director and General Manager of Personnel Dept. of East Japan Railway Company
			June 1992	Executive Director and General Manager of Personnel Dept. of East Japan Railway Company
			January 1994	Executive Director of East Japan Railway Company
			June 1996	Executive Director and Deputy Director General of Corporate Planning Headquarters of East Japan Railway Company
			June 1997	Executive Vice President and Director General of Corporate Planning Headquarters of East Japan Railway Company
			June 2000	President and CEO of East Japan Railway Company
			April 2006	Chairman and Director of East Japan Railway Company
			April 2012	Executive Advisor to the Board of East Japan Railway Company (incumbent)
			June 2014	Director (Outside Director), Member of the Board of NSSMC (incumbent)
Director (Outside Director), Member of the Board	Ichiro Fujisaki	July 10, 1947	April 1969	Joined Ministry of Foreign Affairs of Japan
			August 1999	Director-General, North American Affairs Bureau, Ministry of Foreign Affairs of Japan
			September 2002	Deputy Minister for Foreign Affairs
			January 2005	Ambassador of Japan to the United Nations and WTO in Geneva
			April 2008	Ambassador of Japan to the United States of America
			November 2012	Retired from Ambassador of Japan to the United States of America
			January 2013	Distinguished Professor and Chairman of International Strategies of Sophia University (retired in December 2017)
			June 2014	Director (Outside Director), Member of the Board of NSSMC (incumbent)
Director (Outside Director), Member of the Board	Noriko Iki	March 21, 1956	April 1979	Joined Ministry of Labor
			July 2009	Director-General, Equal Employment, Children and Families Bureau, Ministry of Health, Labour and Welfare (MHLW)
			July 2010	Research Director, Japan Institute for Labour Policy and Training
			September 2012	Director-General, Tokyo Labour Bureau of MHLW
			April 2014	Ambassador of Japan to Brunei Darussalam
			July 2017	Retired from Ambassador of Japan to Brunei Darussalam
			March 2018	Director of Japan Institute for Women’s Empowerment & Diversity Management
			June 2018	Representative Director of Japan Institute for Women’s Empowerment & Diversity Management (incumbent)
			June 2018	Director (Outside Director), Member of the Board of NSSMC (incumbent)

Position	Name	Date of Birth	Current Position and Biography
Senior Audit & Supervisory Board Member	Yutaka Takeuchi	December 10, 1956	April 1980	Joined NSC
			April 2011	Director (under the Executive Management System) and General Manager, Corporate Planning Division of NSC
			October 2012	Executive Officer and Head of Division, Group Companies Planning Division of NSSMC
			April 2013	Executive Officer of NSSMC
			April 2014	Managing Executive Officer of NSSMC
			April 2015	Executive Officer and Advisor to the President of NSSMC
			June 2015	Audit & Supervisory Board Member of NSSMC (incumbent)
Senior Audit & Supervisory Board Member	Atsuhiko Yoshie	May 1, 1955	April 1980	Joined NSC
			April 2011	Director (under the Executive Management System) and Director, Steel Research Laboratories, Technical Development Bureau of NSC
			April 2012	Managing Director (under the Executive Management System) and Director, Steel Research Laboratories, Technical Development Bureau of NSC
			October 2012	Managing Executive Officer and Head of Laboratories, Steel Research Laboratories, R&D Laboratories of NSSMC
			April 2016	Executive Officer and Advisor to the President of NSSMC
			June 2016	Audit & Supervisory Board Member of NSSMC (incumbent)
Audit & Supervisory Board Member	Masato Tsuribe	October 14, 1958	April 1982	Joined NSC
			July 2008	Head of Division, Corporate Risk Management Division, General Administration Division of NSC
			October 2012	General Manager, Head of Division, Internal Control & Audit Division of NSSMC
			April 2014	Executive Counselor and General Manager, Head of Division, Internal Control & Audit Division of NSSMC
			April 2016	Executive Counselor of NSSMC
			June 2016	Audit & Supervisory Board Member of NSSMC (incumbent)
Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Katsunori Nagayasu	April 6, 1947	May 1970	Joined The Mitsubishi Bank, Limited
			June 1997	Director of The Bank of Tokyo-Mitsubishi, Ltd.
			April 2001	Director of Mitsubishi Tokyo Financial Group, Inc.
			April 2008	President of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”)
			April 2010	President & CEO of Mitsubishi UFJ Financial Group, Inc. (“MUFG”)
			April 2012	Chairman of BTMU
			April 2013	Director of MUFG
			June 2013	Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member) of NSSMC (incumbent)
			June 2013	Retired from Director of MUFG
			April 2016	Senior Advisor of BTMU
			April 2018	Senior Advisor of MUFG Bank, Ltd. (incumbent)

Position	Name	Date of Birth	Current Position and Biography
Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Hiroshi Obayashi	June 17, 1947	April 1972	Prosecutor, Tokyo District Public Prosecutor’s Office
			May 2001	Director-General, Rehabilitation Bureau, Ministry of Justice
			January 2002	Deputy Vice-Minister, Ministry of Justice
			June 2004	Director-General, Criminal Affairs Bureau, Ministry of Justice
			June 2006	Vice-Minister, Ministry of Justice
			July 2007	Superintending Prosecutor, Sapporo High Public Prosecutors Office
			July 2008	Superintending Prosecutor, Tokyo High Public Prosecutors Office
			June 2010	Prosecutor General, the Supreme Public Prosecutors Office
			December 2010	Retired from Prosecutor General, the Supreme Public Prosecutors Office
			March 2011	Registered as Attorney-at-law (incumbent)
			June 2014	Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member) of NSSMC (incumbent)
Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Jiro Makino	October 22, 1949	April 1973	Joined Ministry of Finance
			July 2003	Director-General, Financial Bureau, Ministry of Finance
			October 2006	President, Policy Research Institute and President, Account Center, Ministry of Finance
			July 2007	Commissioner, National Tax Agency
			July 2008	Retired from Commissioner, National Tax Agency
			July 2008	Vice Chairman, General Insurance Rating Organization of Japan (retired in November 2009)
			November 2009	Vice Chairman, The General Insurance Association of Japan
			April 2012	Vice Chairman, The General Insurance Association of Japan (incumbent)
			June 2014	Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member) of NSSMC (incumbent)
Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Seiichiro Azuma	July 23, 1951	December 1975	Joined Tohmatsu Awoki & Co. (current Deloitte Touche Tohmatsu LLC)
			July 1991	Partner of Tohmatsu & Co. (current Deloitte Touche Tohmatsu LLC)
			June 2007	Partner and Member of Management Council and General Manager, Kansai Block of Tohmatsu & Co. (current Deloitte Touche Tohmatsu LLC)
			June 2009	Partner and Member of Management Council and General Manager, Kansai Block of Deloitte Touche Tohmatsu LLC
			November 2013	Partner and Chairman of Management Council of Deloitte Touche Tohmatsu LLC
			November 2015	Partner of Deloitte Touche Tohmatsu LLC
			June 2016	Retired from Deloitte Touche Tohmatsu LLC
			June 2016	Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member) of NSSMC (incumbent)
			July 2016	Certified Public Accountant at Certified Public Accountant Seiichiro Azuma Office (incumbent)

Mutsutake Otsuka, Ichiro Fujisaki and Noriko Iki are outside directors as stipulated in the Companies Act.

Katsunori Nagayasu, Hiroshi Obayashi, Jiro Makino and Seiichiro Azuma are outside audit & supervisory board members as stipulated in the Companies Act.

All three outside directors and all four outside audit & supervisory board members were notified to the Japanese stock exchanges as “independent directors/audit & supervisory board members” pursuant to the regulations of the Japanese stock exchanges.

There are no family relationships among any directors or audit & supervisory board members.

Compensation

The aggregate amount of remuneration, including bonuses paid to all of our directors named above for services in all capacities during the fiscal year ended March 31, 2018 was approximately ¥1,067 million.

The following chart shows the compensation for our individual officers and directors who received annual compensation in excess of ¥100,000,000 for the fiscal year ended March 31, 2018.

Name	Position	Total compensation for the fiscal year ended March 31, 2018
Shoji Muneoka	Representative Director and Chairman	¥126,752,000
Kosei Shindo	Representative Director and President	126,752,000

Share Ownership

As of March 31, 2018, the total number of our shares owned by our directors and audit & supervisory board members was 260,001 shares, constituting 0.029% of all issued and outstanding shares of our common stock, excluding treasury shares.

Major Shareholders

NSSMC

As of March 31, 2018, none of the shareholders of record owned more than 5% of our outstanding common stock, based on our register of shareholders. We are not required by Japanese law to monitor or disclose beneficial ownership of common stock.

To our knowledge, no other shareholder beneficially owned more than 5% of our outstanding shares as of the date of this prospectus. Our major shareholders do not have different voting rights from any other holder of our shares. To our knowledge, we are not owned or controlled by another corporation, any government or any natural or legal person, either severally or jointly. We know of no arrangements the operation of which may result in a change of control.

Nisshin Steel

As of March 31, 2018, based on Nisshin Steel’s register of shareholders, the following shareholders of record owned more than 5% of Nisshin Steel’s outstanding common stock. The information in the following table is based on Nisshin Steel’s register of shareholders. Nisshin Steel is not required by Japanese law to monitor or disclose beneficial ownership of common stock.

Name	Shares Ownership (in thousands of shares)	Percentage of Outstanding Nisshin Steel Shares Owned as of March 31, 2018
Nippon Steel & Sumitomo Metal Corporation	56,020	51.00%

Note:	Holdings of less than 5,000 shares have been omitted.

Nisshin Steel’s major shareholders do not have different voting rights from any other holder of Nisshin Steel shares. Nisshin Steel is controlled by us, Nisshin Steel’s parent company, which, as of March 31, 2018, owned 51.00% of Nisshin Steel’s outstanding common stock. Nisshin Steel knows of no arrangements the operation of which may result in a change of control of Nisshin Steel.

Description of Our Common Stock

The following information relates to the shares of NSSMC’s common stock, including summaries of certain provisions of NSSMC’s Articles of Incorporation, Regulations Relating to Shares and of the Companies Act relating to joint stock corporations (known in Japanese as kabushiki kaisha).

General

Except as otherwise stated, set forth below is information relating to NSSMC’s Common Stock, including brief summaries of the relevant provisions of NSSMC’s Articles of Incorporation and Regulations Relating to Shares, as currently in effect, and of the Companies Act and related regulations.

Effective on January 5, 2009, a new central book-entry transfer system for listed shares of Japanese companies was established pursuant to the Act Concerning Book-Entry Transfer of Corporate Bonds, Shares etc. and regulations thereunder, or, collectively, the Book-entry Transfer Act, and this system is applied to the shares of Common Stock of NSSMC. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized, and shareholders of listed shares must have accounts at account management institutions to hold their shares unless such shareholder has an account at Japan Securities Depository Center, Inc., or JASDEC, the only institution that is designated by the relevant authorities as a clearing house under the Book-entry Transfer Act. “Account management institutions” are financial instruments business operators (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-entry Transfer Act. Transfer of the shares of Common Stock of NSSMC is effected exclusively through entry in the records maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transfer of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.

Under the Companies Act and the Book-entry Transfer Act, in order to assert shareholders’ rights to which shareholders as of record dates are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends) against NSSMC, a shareholder must have its name and address registered in NSSMC’s register of shareholders. Under the central book-entry transfer system, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act and NSSMC’s Regulations Relating to Shares, including their names and addresses, and the registration on the register of shareholders is made upon receipt by NSSMC of necessary information from JASDEC (as described in “—Record date”). On the other hand, in order to assert, directly against NSSMC, shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights, including the right to propose a matter to be considered at a general meeting of shareholders, excluding shareholders’ rights to request NSSMC to purchase or sell shares constituting less than a full unit (as described in “—Unit share system”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information including the name and address of such shareholder to NSSMC. Thereafter, such shareholder is required to present NSSMC with a receipt of the request of the notice in accordance with NSSMC’s Regulations Relating to Shares. Under the Book-entry Transfer Act, the shareholder shall exercise such shareholders’ right within four weeks after the notice above has been given.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account management institution. Such notice will be forwarded to NSSMC through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from NSSMC to non-resident shareholders are delivered to such standing proxies or mailing addresses.

The registered holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against NSSMC.

Authorized capital

Article 5 of the Articles of Incorporation of NSSMC provides that the total number of shares authorized to be issued by NSSMC shall be two billion (2,000,000,000).

As of March 31, 2018, 950,321,402 shares of Common Stock were issued. All shares of Common Stock of NSSMC have no par value. All issued shares of NSSMC are fully-paid and non-assessable.

Distribution of Surplus

General

Under the Companies Act, dividends shall be paid by way of distribution of Surplus (“Surplus” is defined in “—Restriction on Distributions of Surplus”) in cash or in kind.

NSSMC may make distributions of Surplus to the shareholders any number of times per business year, subject to certain limitations described in “—Restriction on Distributions of Surplus.” Distributions of Surplus need, in principle, to be declared by a resolution of a general meeting of shareholders, but NSSMC may also authorize distributions of Surplus by a resolution of the Board of Directors as long as its non-consolidated annual financial statements for the last business year fairly present its assets and profit or loss, as required by ordinances of the Ministry of Justice.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock of NSSMC held by respective shareholders. A resolution of a general meeting of shareholders or the Board of Directors, as the case may be, authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, NSSMC may, pursuant to a resolution of a general meeting of shareholders or the Board of Directors, as the case may be, grant a right to the shareholders to require NSSMC to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant Distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “—Voting rights” with respect to a “special resolution”).

Under NSSMC’s Articles of Incorporation and other relevant company policies, year-end dividends and interim dividends may be distributed to shareholders appearing in NSSMC’s register of shareholders as of March 31 and September 30 each year respectively, in proportion to the number of shares of the Common Stock of NSSMC held by respective shareholders following approval by the general meeting of shareholders or the Board of Directors. NSSMC is not obliged to pay any dividends in cash which have not been received within three years from the commencement of payment thereof. In Japan, the ex-dividend date and the record date for dividends precede the date when the amount of the dividends to be paid is determined by NSSMC. The shares of common stock generally go ex-dividend on the second business day prior to the record date for dividends.

Restriction on Distributions of Surplus

In making a distribution of Surplus, NSSMC must, until the sum of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital, set aside to its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A” = the total amount of other capital surplus and other retained earnings, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year

“B” = (if NSSMC has disposed of its treasury stock after the end of the last business year) the amount of the consideration for such treasury stock received by NSSMC less the book value thereof

“C” = (if NSSMC has reduced its stated capital after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D” = (if NSSMC has reduced its additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” = (if NSSMC has cancelled its treasury stock after the end of the last business year) the book value of such treasury stock

“F” = (if NSSMC has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed

“G” = certain other amounts set forth in ordinances of the Ministry of Justice, including (if NSSMC has reduced Surplus and thereby increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if NSSMC has distributed Surplus to the shareholders after the end of the last business year) the amount set aside from such Surplus to additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus to be distributed by NSSMC may not exceed a prescribed distributable amount, or the Distributable Amount, as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a) the book value of its treasury stock;

(b) the amount of consideration for any of treasury stock disposed of by NSSMC after the end of the last business year; and

(c) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

NSSMC, for the fiscal year ended March 31, 2018, did not elect to become a company with respect to which a consolidated statements of financial position should be considered in the calculation of the Distributable Amount (renketsu haitō kisei tekiyō kaisha) as described below. If a company has become at its option a company with respect to which a consolidated statements of financial position should also be considered in the calculation of the Distributable Amount, a company shall, in calculating the Distributable Amount, further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by ordinances of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by ordinances of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

If NSSMC has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or, if so required by the Companies Act, by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by NSSMC, during the period in respect of which such interim financial statements have been prepared. NSSMC may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. Interim financial statements so prepared by NSSMC must be audited by the Audit & Supervisory Board Members and the Accounting Auditor, as required by ordinances of the Ministry of Justice.

Stock splits

NSSMC may at any time split shares in issue into a greater number of shares by resolution of the Board of Directors, and may in principle amend its Articles of Incorporation to increase the number of authorized shares to be issued in proportion to the relevant stock split pursuant to a resolution of the Board of Directors rather than a special shareholders resolution (as defined in “—Voting rights”) as is otherwise required for amending the Articles of Incorporation.

When a stock split is to be made, NSSMC must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date. Under the central book-entry transfer system operated by JASDEC, NSSMC must also give notice to JASDEC regarding a stock split at least two weeks prior to the relevant effective date. On the effective date of the stock split, the number of shares recorded in all accounts held by NSSMC’s shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.

Consolidation of shares

NSSMC may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “—Voting rights”). When a consolidation of shares is to be made, NSSMC must give public notice or notice to each shareholder at least two weeks prior to the effective date of the consolidation of shares. Under the central book-entry transfer system operated by JASDEC, NSSMC must also give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the effective date of the consolidation of shares. On the effective date of the consolidation of shares, the number of shares recorded in all accounts held by NSSMC’s shareholders at account managing institutions or JASDEC will be decreased in accordance with the applicable ratio. NSSMC must disclose the reason for the consolidation of shares at the general meeting of shareholders.

General meeting of shareholders

The ordinary general meeting of shareholders of NSSMC for each fiscal year is normally held in June in each year. In addition, NSSMC may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.

Notice of convocation of a shareholders’ meeting setting forth the place, time, purpose thereof and certain matters set forth in the Companies Act and the ordinances of the Ministry of Justice, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Companies Act, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for exercising voting rights at the ordinary general meeting of shareholders is March 31 of each year.

Any shareholder or group of shareholders of NSSMC holding at least 3% of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose by showing such a purpose and reason for convocation to a Representative Director. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders of NSSMC holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by showing such matter to a Representative Director at least eight weeks prior to the date of such meeting.

Under the Companies Act, any of minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if the articles of incorporation of a joint stock corporation so provide.

Voting rights

So long as NSSMC maintains the unit share system (see “—Unit share system” below; currently 100 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. Any corporate or certain other entity, one-quarter or more of whose total voting rights are directly or indirectly owned by NSSMC, may not exercise its voting rights with respect to shares of Common Stock of NSSMC that it owns. In addition, NSSMC may not exercise its voting rights with respect to its shares that it owns. If NSSMC eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting. The Companies Act and NSSMC’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Audit & Supervisory Board Members shall not be less than one-third of the total number of voting rights of all the shareholders entitled to exercise their voting rights. NSSMC’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. NSSMC’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means pursuant to the method determined by the Board of Directors.

The Companies Act and NSSMC’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1) acquisition of its own shares from a specific party other than its subsidiaries;

(2) consolidation of shares;

(3) any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4) the removal of an Audit & Supervisory Board Member;

(5) the exemption of liability of a Director, Audit & Supervisory Board Member or Accounting Auditor to a certain extent set forth in the Companies Act;

(6) a reduction of stated capital with certain exceptions in which just a usual resolution of shareholders is required or a shareholders’ resolution is not required;

(7) a distribution of in-kind dividends which meets certain qualifications;

(8) dissolution, liquidation, merger, consolidation, or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9) the transfer of the whole or a material part of the business;

(10) the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required; or

(11) share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required;

the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting is required, such process, a special shareholders resolution.

Pursuant to the terms of the Amended and Restated Deposit Agreement relating to ADRs evidencing ADSs (each ADS representing one share of Common Stock of NSSMC), as soon as practicable after receipt of notice of any meeting of shareholders of NSSMC, the Depositary (currently JPMorgan Chase Bank, N.A.) will mail to the record holders of ADRs a notice which will contain the information in the notice of the meeting. The record holders of ADRs on a date specified by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the shares of Common Stock of NSSMC represented by their ADSs. The Depositary will endeavor, in so far as practicable, to vote the number of shares of Common Stock of NSSMC represented by such ADSs in accordance with such instructions. In the absence of such instructions, the Depositary has agreed to give a discretionary proxy to a person designated by NSSMC to vote in favor of any proposals or recommendations of NSSMC. However, such proxy may not be given (i) with respect to any matter which NSSMC informs the Depositary that NSSMC does not wish such proxy given, (ii) with respect to any matter to which there exists substantial opposition of the record holder of ADRs, or (iii) for any proposal that has, if approved, a materially adverse effect on the rights of shareholders of NSSMC.

Issue of additional shares

Holders of NSSMC’s shares of Common Stock have no pre-emptive rights under the Companies Act. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. In the case of an issuance or transfer of NSSMC’s shares of Common Stock or stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25% or more or change the controlling shareholder, in addition to a resolution of the Board of Directors, the approval of the shareholders or an affirmative opinion from a person independent of our management is generally required pursuant to the regulations of the Japanese stock exchanges. Under the Companies Act, in the case of an issuance or transfer of NSSMC’s shares of Common Stock or stock acquisition rights by way of an allotment to a third party whereby the third party will hold more than 50% of the voting rights of all NSSMC’s shareholders, NSSMC shall notify (including a public notice) its shareholders of the information regarding such third-party allotment no later than two weeks prior to the payment date for the issue or transfer of the shares. If shareholders who hold one-tenth or more of the voting rights of all shareholders give notices to NSSMC to the effect that they dissent from the third-party allotment within two weeks from the day of the notice from NSSMC, the approval by an ordinary resolution of a general meeting of shareholders is generally required no later than the day immediately preceding the payment date. The Board of Directors may determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Subject to certain conditions, NSSMC may issue stock acquisition rights or bonds with stock acquisition rights by a resolution of the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon the exercise of stock acquisition rights, NSSMC will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it. NSSMC may determine by a resolution of the Board of Directors at the time of offerings that a transfer of the stock acquisition rights shall require the approval of NSSMC. Whether NSSMC will determine such a matter in future stock acquisition rights offerings will depend upon the circumstances at the time of such offerings.

Liquidation rights

In the event of a liquidation of NSSMC, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of Common Stock held.

Record date

As mentioned above (see “—Distribution of Surplus—Distribution of Surplus—General”), March 31 is the record date for NSSMC’s year-end dividends. So long as NSSMC maintains the unit share system, the shareholders who are registered as the holders of one or more units of shares in NSSMC’s registers of shareholders at the end of each March 31 are entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the business year ending on such March 31. September 30 is the record date for interim dividends. In addition, NSSMC may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice. Under the Book-entry Transfer Act, JASDEC is required to give NSSMC a notice of the names and addresses of the shareholders, the number of shares held by them and other relevant information as of each such record date, and NSSMC’s register of shareholders shall be updated accordingly.

The shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the second business day prior to a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by NSSMC of its common stock

Under the Companies Act and NSSMC’s Articles of Incorporation, NSSMC may acquire its own shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special shareholders resolution), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which NSSMC’s shares of Common Stock are listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice) (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (i) above, any other shareholder may make a request to NSSMC that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

Shares acquired by NSSMC may be held for any period or may be cancelled by a resolution of the Board of Directors. NSSMC may also transfer such shares to any person, subject to a resolution of the Board of Directors and to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares” above. NSSMC may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Unit share system

The Articles of Incorporation of NSSMC provide that 100 shares constitute one unit of shares of Common Stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 nor 0.5% of total number of issued shares.

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Under the central book-entry transfer system operated by JASDEC, shares constituting less than one unit are generally transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

A holder of shares constituting less than one unit may require NSSMC to purchase such shares at their market value in accordance with the provisions of the Regulations Relating to Shares of NSSMC. In addition, the Articles of Incorporation of NSSMC provide that a holder of shares constituting less than one unit may request NSSMC to sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit held by such holder, constitute one unit of stock, in accordance with the provisions of the Regulations Relating to Shares of NSSMC. As prescribed in the Regulations Relating to Shares, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of shareholders’ rights entitled regardless of record dates as described in “—General.”

A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than one full unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than one unit have the right to require NSSMC to purchase their shares or sell shares held by NSSMC to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of units are unable to withdraw the underlying shares of Common Stock representing less than one unit and, therefore, are unable, as a practical matter, to exercise the rights to require NSSMC to purchase such underlying shares or sell shares held by NSSMC to such holders. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than one unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Sale by NSSMC of shares held by shareholders whose location is unknown

NSSMC is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in NSSMC’s register of shareholders or at the address otherwise notified to NSSMC continuously for five years or more.

In addition, NSSMC may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in NSSMC’s register of shareholders or at the address otherwise notified to NSSMC, and (ii) the shareholder fails to receive distribution of Surplus on the shares continuously for five years or more at the address registered in NSSMC’s register of shareholders or at the address otherwise notified to NSSMC, NSSMC may sell or otherwise dispose of the shareholder’s shares by a resolution of the Board of Directors and after giving at least three months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares at the then market price of the shares for the shareholder, the location of which is unknown.

Reporting of substantial shareholdings, etc.

The FIEA and regulations thereunder requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares with voting rights of common stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan, to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within five business days from the date of becoming such holder a Substantial Shareholding Report.

A similar report must also be filed in respect to any subsequent change of 1% or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares with voting rights held by such holder and the issuer’s total issued share capital. Any such report shall be filed with the Director General of the relevant Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be furnished to the issuer of such shares.

Except for the general limitations under Japanese anti-trust and anti-monopoly regulations on holding shares of common stock of a Japanese corporation which leads or may lead to a restraint of trade or a monopoly, except for the limitations under the Foreign Exchange Regulations as described in “Exchange Controls” below, and except for general limitations under the Companies Act or NSSMC’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is practically no limitation under Japanese laws and regulations applicable to NSSMC or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of NSSMC or exercise voting rights thereon.

There is no provision in NSSMC’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of NSSMC and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving NSSMC. However, NSSMC has adopted the “Fair Rules for the Acquisition of Substantial Shareholdings” (the “Plan”) since March 2006 in order to protect and enhance the common interests of the shareholders of NSSMC. The Plan, which is currently effective, was approved by NSSMC’s shareholders at the 92nd General Meeting of Shareholders held in June 2016. For details, please see “—Fair Rules for the Acquisition of Substantial Shareholdings” below.

Fair Rules for the Acquisition of Substantial Shareholdings

NSSMC adopted the “Fair Rules for the Acquisition of Substantial Shareholdings” (the “Plan”) in March 2006 in order to protect and enhance common interests of the shareholders of NSSMC. The Plan, which is currently effective, was approved by NSSMC’s shareholders at the 92nd General Meeting of Shareholders held in June 2016. The outline of the Plan is from (1) to (3) below.

(1) Provision of the Required Information by the Bidder and examinations at a meeting of the Board

When the Board of Directors of NSSMC (the “Board”) has received all of the information as stipulated in the Plan (the “Required Information”) from any person who has an intention to hold 15% or more of the voting rights ratio of the shares, etc. of NSSMC (“Bidder”), the Board shall review as to whether or not the proposal for the acquisition of substantial shareholdings in NSSMC (a “Takeover Proposal”) made by the Bidder is in the best interests of the corporate value and the common interests of shareholders. (The review period, as a general rule, is 12 weeks.)

(2) Procedures to ascertain shareholders’ will

In order to have shareholders determine whether or not to accept a Takeover Proposal, the Board, as a general principle, after the review period, holds a shareholders vote to ascertain shareholders’ will (a

“Shareholders Vote”) regarding whether or not the issuance of the stock acquisition rights (the “Rights”) by way of a gratis allotment (implementation of measures to a Bidder) will be implemented and the necessity thereof, through a written ballot or at a meeting held to confirm the shareholders’ will (““Shareholders Will Confirmation Meeting”).

However, after examinations of the Required Information by the Board, in such case the Board determines that the Takeover Proposal is in the best interests of the corporate value of NSSMC and the common interests of shareholders of NSSMC, a Shareholders Vote will not be held and the issuance of the Rights by way of a gratis allotment will also not be implemented.

(3) In the event the Rights are issued by way of a gratis allotment (the cases indicated with red lines in the chart above, “The flow of procedures of the Plan”)

The implementation of issuance of the Rights by way of a gratis allotment under the Plan is only limited to such cases in which (i) the shareholders of NSSMC vote in favor of the implementation of measures to a Bidder at the Shareholders Vote, (ii) the Bidder fits within one of the four categories including so-called green mailer specified as harmful and abusive according to the judicial precedents, and the Board determines the Takeover Proposal may cause clear damage to the common interests of the shareholders of NSSMC and (iii) the Board determines the Bidder failed to comply with the procedures set forth in the Plan.

Furthermore, when judging (ii) or (iii) above, the Board shall obtain an opinion of the Independent Committee beforehand, which consists of three members appointed from Outside Directors and Outside Audit & Supervisory Board Members, respecting such opinion as much as possible. For the members of the Independent Committee, please refer to “Members of the Independent Committee” described below.

Due to the following, NSSMC believes that the Plan supports the common interests of the shareholders of NSSMC, and that it is rational and fair and will not be implemented in an arbitrary manner.

(1) A system which reflects the shareholders’ will

In the event that a Takeover Proposal is made by a third party, as a general rule, the necessity of issuance of Rights by way of a gratis allotment (implementation of measures against a Bidder) is judged by the then shareholders of NSSMC through a Shareholders Will Confirmation Meeting and other methods. In addition, the term of the Plan shall be three years, and adoption and renewal, etc., of the Plan will be made upon approval of the shareholders.

Accordingly, the Plan was adopted and shall be renewed contingent upon the shareholders’ will, and Rights are also issued by way of a gratis allotment upon shareholders’ will (a system in which the Plan was adopted and is maintained with the approval of the shareholders and countermeasures are implemented in accordance with shareholder approval). As a result, NSSMC believes the Plan should adequately reflect the will of its shareholders.

(2) Establishment of the Independent Committee

NSSMC established the Independent Committee under the Plan. The Board is to respect the opinion of the Independent Committee as much as possible in the exceptional cases that it seeks to implement the issuance of Rights by way of a gratis allotment without taking a vote of shareholders to confirm the shareholders’ will; such exceptional cases include instances where a Bidder failed to comply with the Plan. Consequently, the system enhances the fairness of the judgments of the Board in connection with the implementation of the Plan.

(3) Compliance with the judicial precedents of the Supreme Court, rules of financial instruments exchanges such as corporate governance codes, etc. and other guidelines, etc.

The Plan complies with the decision made by the Supreme Court in 2007 and other judicial precedents in Japan, the listing regulations such as corporate governance codes etc., as stipulated by financial instruments exchanges, “Guidelines Regarding Takeover Defense for the Purposes of Protection and Enhancement of Corporate Value and Shareholders’ Common Interests” published by the Ministry of Economy, Trade and Industry and the Ministry of Justice in May 2005 and “Takeover Defense Measures in Light of Recent Environmental Changes” published in June 2008 by the Corporate Value Study Group.

(4) No dead-hand or slow-hand takeover defense measures

The Plan may be abolished by a resolution of a meeting of the Board. Therefore, the Plan is not a dead-hand takeover defense measure (a takeover defense measure in which even if a majority of the members of the board of directors are replaced, the implementation of the measure cannot be stopped). Also, as the term of office for each of the directors of NSSMC is one year and expires at the closing of NSSMC’s annual general meeting of shareholders every year, the Plan of NSSMC is not a slow-hand takeover defense measure either (a takeover defense measure in which the implementation takes more time to be stopped due to the fact that the members of the board of directors cannot be replaced all at once).

(5) An opinion has been issued pursuant to the Companies Act by Audit & Supervisory Board Members relating to the Plan

Relating to the Plan, a consensus opinion of all the Audit & Supervisory Board Members of NSSMC, including Outside Audit & Supervisory Board Members, has been issued pursuant to the Companies Act, confirming that the Plan is compliant with the “Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of NSSMC” described above, that it is not detrimental to the common interests of shareholders of NSSMC, and that it is not intended to maintain the status held by the directors of NSSMC.

Daily price fluctuation limits under Japanese stock exchange rules

Stock prices on Japanese stock exchanges are determined on a real-time basis by the balance between bids and offers. These stock exchanges are order-driven markets without specialists or market makers to guide price formation. In order to prevent excessive volatility, these stock exchanges set daily upward and downward price range limitations for each listed stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on these stock exchanges may not be able to effect a sale at such price on a particular trading day, or at all.

Exchange Controls

The Foreign Exchange and Foreign Trade Act of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of Common Stock of NSSMC by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect may affect transactions between exchange non-residents to purchase or sell shares in certain circumstances, even if such transactions are being made outside Japan using currencies other than Japanese yen.

Exchange non-residents are:

(i) individuals who do not reside in Japan; and

(ii) corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are:

(i) individuals who are exchange non-residents;

(ii) corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

(iii) corporations (1) of which 50% or more of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of NSSMC) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of NSSMC) for consideration exceeding 100 million yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer or the payment or the receipt of payment for the transfer, whichever is later, unless the transfer was made through a bank or financial instruments business operator licensed or registered under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of Common Stock of NSSMC) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company on or before the 15th day of the month following the month in which such acquisition was made. However, in certain circumstances, such as where a business of a Japanese company falls under any business related to the national security of Japan or to maintenance of public safety, etc. which is listed in a schedule included in the Foreign Exchange Regulations, or where the foreign investor is in a country that is not listed in an exemption schedule included in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with, and the proposed acquisition must be subject to an examination process by, the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition. In such circumstances, the foreign investor must wait until the examination process is completed, which ordinarily takes 30 days after the filing in principle although such waiting period may be shortened or extended to up to five months. NSSMC believes that certain businesses of NSSMC fall under businesses listed in the above-mentioned schedule in the Foreign Exchange Regulation, and thus, a foreign investor must file a prior notification of the acquisition with, and must be subject to an examination process by, the Minister of Finance and any other competent Ministers.

Under the Foreign Exchange Regulations, dividends paid on and the proceeds from the sale in Japan of shares of Common Stock of NSSMC held by non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

Taxation

You are urged to consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of the Share Exchange and of owning and disposing of our shares in your particular circumstances.

Japanese Tax Consequences

Consequences of the Share Exchange

Under the terms of the Share Exchange, shares of Nisshin Steel’s common stock will be exchanged solely for shares of NSSMC’s common stock, and no cash or other property other than shares of NSSMC’s common stock will be distributed to holders of shares of Nisshin Steel’s common stock, except that some holders of shares of Nisshin Steel’s common stock may receive cash (i) in lieu of fractional shares of NSSMC’s common stock where such fractional shares arise due to the exchange ratio in the Share Exchange or (ii) as a result of their exercise of dissenters’ appraisal rights under the Companies Act.

On the basis of the foregoing, in the opinion of NSSMC’s Japanese counsel, Nishimura & Asahi, subject to certain limited exceptions set forth below, the Share Exchange is expected to be a tax-free transaction for Japanese tax purposes for holders of shares of Nisshin Steel’s common stock. As such, except as described in the following paragraphs, as long as non-resident holders of shares of Nisshin Steel’s common stock receive only shares of NSSMC’s common stock in exchange for the Nisshin Steel shares in the Share Exchange, such non-resident shareholders will not recognize any gains or losses for Japanese tax purposes at the time of the Share Exchange.

If holders of shares of Nisshin Steel’s common stock receive any cash in lieu of fractional shares of NSSMC’s common stock, such cash is deemed to be sale proceeds for such fractional shares and, consequently, such shareholders will generally recognize capital gains or losses for Japanese tax purposes with respect to their Nisshin Steel shares that would otherwise have been exchanged for such fractional shares of NSSMC’s common stock. However, non-resident holders holding Nisshin Steel shares as a portfolio investor are generally not subject to Japanese taxation with respect to such gains derived from the sale of their shares under Japanese tax law.

If holders of shares of Nisshin Steel’s common stock receive cash payments of the sale price from Nisshin Steel as a result of their exercise of dissenters’ appraisal rights under the Companies Act (see “The Share Exchange—Description of Material Share Exchange Terms—Dissenters’ Appraisal Rights”), the portion of such sale price in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws will be deemed dividends for Japanese tax purposes, and such deemed dividend portion, if any, will generally be subject to Japanese withholding tax. Non-resident holders who wish to exercise dissenters’ appraisal rights are urged to consult their own tax advisors with respect to the exact tax consequences of their exercise of dissenters’ appraisal rights.

Ownership and Disposition of NSSMC Shares

Generally, a non-resident holder will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from NSSMC’s retained earnings for the Companies Act purposes) NSSMC pays with respect to shares of its common stock and such tax will be withheld prior to payment of dividends. Stock splits generally are not subject to Japanese income or corporation tax.

For the purpose of Japanese taxation, a non-resident holder of ADSs is generally treated as a beneficial owner of the shares of NSSMC’s common stock underlying the ADSs evidenced by the ADRs. Deposits or withdrawals of shares of NSSMC’s common stock by a non-resident holder in exchange for ADSs are generally not subject to Japanese income or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of NSSMC’s common stock or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from NSSMC’s capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of shares and subject to the same tax treatment as sale of shares of NSSMC’s common stock as described below. Distributions made in consideration of repurchase by NSSMC of NSSMC’s own shares or in connection with certain reorganization transactions (e.g., merger) will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be generally reduced to 10% for portfolio investors with the United States. In addition, under the income tax treaty between the United States and Japan, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of NSSMC’s common stock.

Non-resident holders who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on shares of NSSMC’s common stock are, in principle, required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after the record date concerning such payment of dividends) together with certain other documents to the Japanese tax authority. To claim this reduced rate or exemption, any relevant non-resident holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A standing proxy for a non-resident holder may be used in order to submit the application on a non-resident holder’s behalf. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. NSSMC does not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of shares of NSSMC’s common stock or ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes, unless those gains are attributable to a permanent establishment that such non-resident holder maintains in Japan.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual shares of NSSMC’s common stock or ADSs as a legatee, heir or donee, even if the acquiring individual is not a Japanese resident.

Holders of NSSMC’s shares of common stock or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders (hereinafter defined), the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

Material U.S. Federal Income Tax Consequences

This section describes the material U.S. federal income tax consequences of the Share Exchange and the ownership of shares of our common stock or ADSs. It applies to you only if you hold the common stock of Nisshin Steel, and will ultimately hold shares of our common stock or ADSs, as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities or foreign currencies,

•	regulated investment companies,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a bank, financial institution, or insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 5% or more of the combined voting power of our voting stock or Nisshin Steel voting stock or of the total value of our stock or Nisshin Steel stock,

•	a person that holds Nisshin Steel’s common stock or our common stock or ADSs as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes,

•	a person that purchased Nisshin Steel’s common stock or sells our common stock or ADSs as part of a wash sale for tax purposes,

•	a person that acquired Nisshin Steel’s common stock pursuant to the exercise of employee stock options or otherwise as compensation, or

•	a U.S. Holder (as defined below) whose functional currency is not the dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Japan all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

In general, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares of our common stock represented by those ADRs, and exchanges of shares of our common stock for ADRs, and exchanges of ADRs for shares of our common stock, will not be subject to U.S. federal income tax. Therefore, the following discussion of U.S. federal income tax consequences also applies to you if, after the Share Exchange, you exchange your shares of our common stock for our ADSs, provided that the obligations contemplated by the deposit agreement between us and the depositary for our ADR facility are performed in accordance with their terms.

If a partnership holds the shares of common stock or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares of common stock or ADSs should consult its tax advisor with regard to the U.S. federal income tax treatment of the Share Exchange and the ownership of shares of our common stock or ADSs.

No statutory, judicial or administrative authority directly discusses how the Share Exchange and the ownership of our common stock or ADSs should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the Share Exchange and the ownership of our common stock or ADSs are uncertain. You should consult your own tax advisor regarding the U.S. federal, state and local and foreign and other tax consequences of the Share Exchange and of owning and disposing of shares of our common stock or ADSs in your particular circumstances.

To the extent this section consists of a statement as to matters of U.S. tax law, this section is the opinion of Sullivan & Cromwell LLP.

U.S. Holders

For the purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of shares or ADSs and you are:

•	an individual that is a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

Exchange of Shares for Our Stock Pursuant to the Share Exchange

We intend to take the position that the Share Exchange constitutes for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code. As a result, subject to the discussion below regarding cash received in lieu of fractional shares, the exchange of shares of Nisshin Steel’s common stock for shares of our common stock will be tax-free to you. Your tax basis in our common shares received in the Share Exchange will equal your basis in the shares exchanged therefor, less any basis attributable to the fractional shares sold for cash, as discussed below; and your holding period for our common shares received in the Share Exchange will include your holding period in respect of the Nisshin Steel common shares exchanged for our common shares.

If you (i) exercise dissenters’ rights of appraisal, as discussed in “The Share Exchange—Description of Material Share Exchange Terms—Dissenters’ Appraisal Rights,” with respect to your shares of Nisshin Steel common stock, and receive cash as a result, or (ii) receive cash in lieu of fractional shares of our common stock, you will recognize gain or loss equal to the difference between the amount of cash received and your aggregate tax basis in your Nisshin Steel shares in respect of which you received such cash. Subject to the discussion below under “—PFIC Considerations—Consequences of the Share Exchange,” such gain or loss generally will be capital gain or loss, which is taxed at preferential rates with respect to a noncorporate U.S. Holder that has a holding period greater than one year. For foreign tax credit limitation purposes, such amounts would ordinarily be deemed to be income or loss from sources within the United States. However, as discussed above under “Taxation—Japanese Tax Consequences—Consequences of the Share Exchange,” a portion of the amounts received by Nisshin Steel shareholders who exercise their dissenters’ rights of appraisal may be treated as dividends for Japanese tax purposes and subject to Japanese withholding tax. Pursuant to the Treaty, if you are eligible for the benefits of the Treaty, then, for purposes of determining your foreign tax credit, such deemed dividend would generally be treated as arising from sources within Japan. If you receive cash pursuant to the exercise of dissenters’ rights of appraisal, you should consult your own tax advisors concerning the proper U.S. federal income tax treatment of the receipt of such cash.

Neither we nor Nisshin Steel has obtained or will obtain a ruling from the U.S. Internal Revenue Service (the “IRS”) that the Share Exchange will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Consequently, there is no guarantee that the IRS will treat the Share Exchange in the manner described herein.

If the IRS successfully challenges the treatment of the Share Exchange as a “reorganization,” the Share Exchange would be a taxable transaction for U.S. federal income tax purposes. As a result, you would generally recognize a capital gain or loss measured by the difference between (i) the sum of (A) the fair market value (in dollars) of our common stock received in exchange for your Nisshin Steel shares and (B) any cash received in lieu of fractional shares of our common stock, and (ii) your tax basis in the shares of Nisshin Steel’s common stock you hold. Such capital gain or loss would be long-term capital gain or loss if, at the time of the exchange, your holding period in your shares of Nisshin Steel’s common stock exceeds one year. Your tax basis in shares of our common stock received in the Share Exchange would be the fair market value (in dollars) of those shares on the date you receive them. Your holding period for shares of our common stock received in the Share Exchange would begin on the day after the date you receive those shares.

You should consult your own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of the Share Exchange in your particular circumstances (including the possible tax consequences if the “reorganization” treatment is successfully challenged).

The discussion regarding the tax consequences of the Share Exchange is based on determinations by Nisshin Steel that Nisshin Steel is not and has not been a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. See the discussion below under “—PFIC Considerations—Consequences of the Share Exchange” for the consequences if Nisshin Steel were treated as a PFIC.

Tax Consequences of Owning Our Common Stock

Taxation of Dividends. Under the U.S. federal income tax laws, and subject to the discussion of PFIC taxation below, if you are a U.S. Holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. Dividends will be taxed as ordinary income to the extent that they are paid out of our current or accumulated earnings and profits. If you are a noncorporate U.S. Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Subject to the discussion regarding PFIC taxation below, we expect that dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

You must include any foreign tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other

U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. Holder will be the dollar value of the yen payments made, determined at the spot yen/dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into dollars will be treated as ordinary income or loss and will not be eligible for the special tax rates applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares of our common stock or ADSs, causing a reduction in your adjusted basis in our common stock or ADSs, and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability. See “Taxation—Japanese Tax Consequences—Ownership and Disposition of NSSMC Shares.”

Dividends paid by us will be foreign source income and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains. Subject to the discussion of PFIC taxation below, if you are a U.S. Holder and you sell or otherwise dispose of your shares of our common stock or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the dollar value of the amount that you realize and your tax basis, determined in dollars, in those shares or ADSs. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates when the holder has a holding period greater than one year. The gain or loss will generally be U.S. source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.

PFIC Considerations—Consequences of Holding Our Stock

We believe that shares of our common stock and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your shares of our common stock or ADSs would in general not be treated as capital gain. Instead, you would generally be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares of our common stock or ADSs and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares of our common stock or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares of our common stock or ADSs.

Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or is treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

PFIC Considerations—Consequences of the Share Exchange

If it were determined that Nisshin Steel were a PFIC, then you may be required to recognize gain (but not loss) as a result of the Share Exchange, notwithstanding the Share Exchange’s qualification as a “reorganization”

within the meaning of Section 368(a) of the Code. In particular, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations have been promulgated under Section 1291(f). Proposed Treasury Regulations were promulgated in 1992 with a retroactive effective date. If finalized in their current form, these regulations would generally require gain (but not loss) recognition by U.S. persons exchanging shares in a corporation that is a PFIC at any time during such U.S. person’s holding period of such shares. There is an exception to this rule in certain instances where the exchanging shareholder receives shares of another corporation that is a PFIC. We believe that we are not and have not been a PFIC, and Nisshin Steel believes that it is not and has not been a PFIC. However, as discussed above, the determination whether a foreign corporation is a PFIC is primarily factual and, because there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that any of these corporations is not a PFIC. You are strongly urged to consult your tax advisors regarding the PFIC rules, and the potential tax consequences to you if the PFIC rules applied to determine the tax consequences to you of the Share Exchange. If Nisshin Steel were a PFIC, then any gain recognized in respect of the Share Exchange would be subject to the special rules described in “—PFIC Considerations—Consequences of Holding Our Stock,” above.

Medicare Tax on Net Investment Income

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (i) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its dividend income and its net gains from the disposition of shares of common stock or ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of the Share Exchange and your investment in the shares of common stock or ADSs.

Non-U.S. Holders

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our stock that is not a U.S. person for U.S. federal income tax purposes.

Taxation of Dividends. If you are a Non-U.S. Holder, dividends paid to you in respect of our common stock or ADSs will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. Holder. If you are a corporate Non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains. If you are a Non-U.S. Holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your shares of Nisshin Steel’s common stock or our common stock or ADSs unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and, the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate Non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. You are urged to consult your tax advisors regarding the application of this reporting requirement to your ownership of the shares of common stock or ADSs.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. Holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the Share Exchange and from the sale of shares of our common stock or ADSs effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a Non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-U.S. payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of shares or ADSs effected at a U.S. office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by properly filing a refund claim with the IRS.

Comparison of Shareholders’ Rights

Both we and Nisshin Steel are joint stock corporations organized under the laws of Japan. Our common stock is listed on the First Section of the TSE, the First Section of the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange. Nisshin Steel’s common stock is listed on the First Section of the TSE. In addition, the description of the attributes of shares of common stock in the share capital provisions of our articles of incorporation and those of Nisshin Steel are substantially similar. As a result, there are no material differences between the rights of holders of our common stock and of Nisshin Steel’s common stock from a legal perspective.

Experts

Our consolidated financial statements as of March 31, 2017 and 2018 have been included herein and in the registration statement in reliance upon the report, appearing elsewhere herein, of KPMG AZSA, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

During the fiscal years ended March 31, 2017 and 2018, member firms of KPMG International Cooperative provided bookkeeping services, financial advisory services, legal services, corporate secretarial services and payroll services to us and our subsidiaries as well as otherwise permissible non-audit services under a contingent fee arrangement to one of our subsidiaries, which services and arrangement are prohibited under SEC independence rules. Such services were terminated immediately after the services were identified as breaches of SEC independence rules. Fees for these services were insignificant to the respective NSSMC entities and KPMG member firms. The financial results of these subsidiaries and branches were de minimis individually and in the aggregate to our consolidated financial results and therefore were not subject to specific audit procedures as part of KPMG AZSA’s audit of our consolidated financial statements.

While providing these non-audit services is not permitted under SEC independence rules, KPMG AZSA has advised our management and our board of directors that these services do not impact KPMG AZSA’s ability to exercise objective and impartial judgment on all issues encompassed within its engagement. Based on discussions with KPMG AZSA, our entire board of directors has concluded that KPMG AZSA’s ability to exercise objective and impartial judgment on all issues encompassed within its engagement has not been impaired.

Validity of Our Shares

Nishimura & Asahi, Japanese counsel for us, will render an opinion with respect to the validity of the shares of our common stock to be transferred in the Share Exchange.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form F-4 to register under the Securities Act the shares of our common stock to be transferred to United States holders of Nisshin Steel’s common stock in connection with the Share Exchange. This offer to exchange/prospectus forms a part of that registration statement.

We are a “foreign private issuer” and, under the rules adopted under the Exchange Act, will be exempt from some of the requirements of that Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

Following the date of this prospectus, we will be subject to reporting obligations and any filings we make will be made publically available by the SEC. You may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, http://www.sec.gov. You may also obtain information about us through our website, http://global.nssmc.com, or http://www.nssmc.com/en/ir/index.html. The information contained in those websites is not incorporated by reference into this prospectus.

We file annual and quarterly securities reports and other reports, in Japanese, under the FIEA with the applicable local finance bureau in Japan.

We have not authorized anyone to give any information or make any representation about the Share Exchange that is different from, or in addition to, that contained in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this document, unless the information specifically indicates that another date applies.

Enforceability of Civil Liabilities

We are a joint-stock corporation with limited liability incorporated under the laws of Japan. All of our directors and audit & supervisory board members reside in Japan. All or substantially all of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. Our Japanese counsel, Nishimura & Asahi, has advised us that there is doubt as to the enforceability in Japan, in original actions or inactions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Nippon Steel & Sumitomo Metal Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nippon Steel & Sumitomo Metal Corporation and subsidiaries (the Group) as of March 31, 2018, March 31, 2017 and April 1, 2016, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, March 31, 2017 and April 1, 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AZSA LLC

We have served as the Group’s auditor since 2006.

Tokyo, Japan

August 28, 2018

Consolidated Statements of Financial Position

	(Millions of Yen)

	Notes	As of March 31, 2018	As of March 31, 2017	As of the transition date to IFRS (April 1, 2016)
Assets
Current assets
Cash and cash equivalents	8, 31	142,869	123,929	121,183
Trade and other receivables	9, 31, 32	832,040	823,297	685,707
Inventories	10	1,399,821	1,233,162	1,124,692
Other financial assets	31	19,178	11,760	14,311
Other current assets		139,066	135,511	123,392

Total current assets		2,532,977	2,327,661	2,069,288

Non-current assets
Property, plant and equipment	11, 12, 18	3,123,857	3,092,202	2,843,347
Goodwill	13, 28	42,263	44,563	39,774
Intangible assets	13	97,131	97,674	95,039
Investments accounted for using the equity method	14	799,239	764,999	685,407
Other financial assets	31	1,007,627	968,874	750,253
Defined benefit assets	19	109,010	86,881	49,611
Deferred tax assets	15	34,944	63,250	59,905
Other non-current assets		9,082	9,046	7,622

Total non-current assets		5,223,157	5,127,492	4,530,961

Total assets		7,756,134	7,455,153	6,600,250

	(Millions of Yen)

	Notes	As of March 31, 2018	As of March 31, 2017	As of the transition date to IFRS (April 1, 2016)
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	16, 31	1,580,597	1,452,694	1,141,493
Bonds, borrowings and lease liabilities	11, 17, 18, 31	505,384	526,493	490,084
Other financial liabilities	31	674	2,998	8,461
Income taxes payable	15	45,350	33,621	26,973
Other current liabilities		28,189	25,070	27,108

Total current liabilities		2,160,194	2,040,878	1,694,121

Non-current liabilities
Bonds, borrowings and lease liabilities	11, 17, 18, 31	1,652,371	1,688,435	1,616,253
Other financial liabilities	31	6,572	7,932	9,954
Defined benefit liabilities	19	173,619	192,558	135,189
Deferred tax liabilities	15	95,351	102,244	49,896
Other non-current liabilities	31	143,127	135,797	105,639

Total non-current liabilities		2,071,043	2,126,967	1,916,933

Total liabilities		4,231,238	4,167,846	3,611,055

Equity
Common stock	20	419,524	419,524	419,524
Capital surplus	20	386,867	386,869	383,010
Retained earnings	20	2,141,658	2,000,336	1,838,449
Treasury stock	20	(132,162)	(132,063)	(87,942)
Other components of equity		321,101	256,568	188,886

Total equity attributable to owners of the parent		3,136,991	2,931,234	2,741,929

Non-controlling interests		387,905	356,072	247,266

Total equity		3,524,896	3,287,307	2,989,195

Total liabilities and equity		7,756,134	7,455,153	6,600,250

The accompanying notes are an integral part of these statements.

Consolidated Statements of Profit or Loss

			(Millions of Yen)

	Notes	Year ended March 31, 2018	Year ended March 31, 2017
Revenue	22, 32	5,712,965	4,696,828
Cost of sales	24	(4,948,883)	(4,085,651)

Gross profit		764,082	611,176
Selling, general and administrative expenses	23, 24, 32	(533,787)	(466,351)
Share of profit in investments accounted for using the equity method	14	65,657	44,118
Other operating income	25	91,521	62,108
Other operating expenses	25	(98,773)	(81,171)

Business profit		288,700	169,878

Gain from share divestiture	26	—	40,165

Profit before finance income and costs and income taxes		288,700	210,044

Finance income	27	7,644	6,322
Finance costs	27	(24,584)	(21,586)

Profit before income taxes		271,760	194,780
Income tax expense	15	(59,549)	(40,297)

Profit for the year		212,210	154,483

Profit for the year attributable to:
Owners of the parent		180,832	137,246
Non-controlling interests		31,377	17,237

Earnings per share
Basic earnings per share (Yen)	30	204.87	155.08

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income or Loss

			(Millions of Yen)

	Notes	Year ended March 31, 2018	Year ended March 31, 2017
Profit for the year		212,210	154,483
Other comprehensive income	29
Items that cannot be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income		65,222	86,269
Remeasurements of defined benefit plans		19,422	24,063
Share of other comprehensive income of investments accounted for using the equity method		5,125	406

Subtotal		89,770	110,740

Items that might be reclassified to profit or loss
Changes in fair value of cash flow hedges		1,788	9,452
Foreign exchange differences on translation of foreign operations		10,592	(25,079)
Share of other comprehensive income of investments accounted for using the equity method		(2,602)	9,863

Subtotal		9,778	(5,763)

Total other comprehensive income, net of tax		99,548	104,977

Total comprehensive income for the year		311,759	259,460

Comprehensive income for the year attributable to:
Owners of the parent		272,150	243,122
Non-controlling interests		39,609	16,338

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Equity

Year ended March 31, 2018

	(Millions of Yen)

		Equity attributable to owners of the parent
	Notes	Common Stock	Capital surplus	Retained earnings	Treasury stock	Other components of equity
						Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans
Balance at beginning of the year		419,524	386,869	2,000,336	(132,063)	277,939	—

Changes of the year
Comprehensive income
Profit for the year				180,832
Other comprehensive income	29					63,963	19,581

Total comprehensive income		—	—	180,832	—	63,963	19,581
Transactions with owners and other
Cash dividends	21			(66,293)
Purchases of treasury stock					(102)
Disposals of treasury stock			1		3
Changes in ownership interests in subsidiaries			(3)
Transfer from other components of equity to retained earnings				26,783		(7,201)	(19,581)
Business combinations and others					0

Subtotal		—	(1)	(39,510)	(98)	(7,201)	(19,581)

Balance at end of the year		419,524	386,867	2,141,658	(132,162)	334,701	—

The accompanying notes are an integral part of these statements.

(Millions of Yen)
		Equity attributable to owners of the parent
		Other components of equity			Total equity attributable to owners of the parent
	Notes	Changes in fair value of cash flow hedges	Foreign exchange differences on translation of foreign operations	Total		Non-controlling interests	Total equity
Balance at beginning of the year		(9,253)	(12,117)	256,568	2,931,234	356,072	3,287,307

Changes of the year
Comprehensive income
Profit for the year					180,832	31,377	212,210
Other comprehensive income	29	2,653	5,118	91,317	91,317	8,231	99,548

Total comprehensive income		2,653	5,118	91,317	272,150	39,609	311,759
Transactions with owners and others
Cash dividends	21				(66,293)	(7,406)	(73,700)
Purchases of treasury stock					(102)		(102)
Disposals of treasury stock					4		4
Changes in ownership interests in subsidiaries					(3)	(766)	(769)
Transfer from other components of equity to retained earnings				(26,783)			—
Business combinations and others					0	396	397

Subtotal		—	—	(26,783)	(66,393)	(7,776)	(74,170)

Balance at end of the year		(6,600)	(6,998)	321,101	3,136,991	387,905	3,524,896

The accompanying notes are an integral part of these statements.

Year ended March 31, 2017

	(Millions of Yen)

		Equity attributable to owners of the parent
	Notes	Common stock	Capital surplus	Retained earnings	Treasury stock	Other components of equity
						Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans
Balance at beginning of the year		419,524	383,010	1,838,449	(87,942)	209,590	—

Changes of the year
Comprehensive income
Profit for the year				137,246
Other comprehensive income	29					84,690	21,853

Total comprehensive income		—	—	137,246	—	84,690	21,853
Transactions with owners and others
Cash dividends	21			(13,554)
Purchases of treasury stock					(44,321)
Disposals of treasury stock			(17)		199
Changes in ownership interests in subsidiaries			3,876
Transfer from other components of equity to retained earnings				38,194		(16,341)	(21,853)
Business combinations and others					0

Subtotal		—	3,858	24,640	(44,121)	(16,341)	(21,853)

Balance at end of the year		419,524	386,869	2,000,336	(132,063)	277,939	—

The accompanying notes are an integral part of these statements.

	(Millions of Yen)

		Equity attributable to owners of the parent
		Other components of equity			Total equity attributable to owners of the parent
	Notes	Changes in fair value of cash flow hedges	Foreign exchange differences on translation of foreign operations	Total		Non-controlling interests	Total equity
Balance at beginning of the year		(20,704)	—	188,886	2,741,929	247,266	2,989,195

Changes of the year
Comprehensive income
Profit for the year					137,246	17,237	154,483
Other comprehensive income	29	11,450	(12,117)	105,875	105,875	(898)	104,977

Total comprehensive income		11,450	(12,117)	105,875	243,122	16,338	259,460
Transactions with owners and others
Cash dividends	21				(13,554)	(5,332)	(18,886)
Purchases of treasury stock					(44,321)		(44,321)
Disposals of treasury stock					182		182
Changes in ownership interests in subsidiaries					3,876	(1,133)	2,742
Transfer from other components of equity to retained earnings				(38,194)	—		—
Business combinations and others					0	98,934	98,934

Subtotal		—	—	(38,194)	(53,816)	92,467	38,651

Balance at end of the year		(9,253)	(12,117)	256,568	2,931,234	356,072	3,287,307

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

			(Millions of Yen)

	Notes	Year ended March 31, 2018	Year ended March 31, 2017
Cash flows from operating activities
Profit before income taxes		271,760	194,780
Depreciation and amortization		366,565	330,912
Finance income		(7,644)	(6,322)
Finance costs		24,584	21,586
Share of profit in investments accounted for using the equity method		(65,657)	(44,118)
Gains on sale of property, plant and equipment and intangible assets		(9,312)	(6,223)
Gain from share divestiture		—	(40,165)
(Increase) decrease in trade and other receivables		931	(45,605)
(Increase) decrease in inventories		(165,166)	24,001
Increase in trade and other payables		92,326	57,627
Other, net		18,674	50,193

Subtotal		527,062	536,667
Interest received		5,644	6,326
Dividends received		45,775	28,773
Interest paid		(26,506)	(20,435)
Income taxes paid		(66,435)	(44,396)

Net cash flows provided by operating activities		485,539	506,935

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets		(411,926)	(329,086)
Proceeds from sale of property, plant and equipment and intangible assets		13,908	15,334
Purchases of investment securities		(3,169)	(48,715)
Proceeds from sale of investment securities		39,936	42,619
Purchases of investments in associates		(4,940)	(14,783)
Proceeds from sale of investments in associates		9,522	31,282
Purchases of shares of subsidiaries resulting in change in scope of consolidation		289	(52,892)
Loans to associates and others		(6,688)	(9,711)
Collection of loans from associates and others		2,878	2,689
Other, net		(2,981)	10,681

Net cash flows used in investing activities		(363,170)	(352,582)

Cash flows from financing activities
Decrease in short-term borrowings, net		(7,114)	(48,189)
Increase in commercial paper, net		57,140	20,800
Proceeds from long-term borrowings		247,507	179,432
Repayments of long-term borrowings		(244,835)	(273,476)
Proceeds from issuance of bonds		40,000	20,000
Redemption of bonds		(140,000)	(50,000)
Income from factored receivables to group company, net		27,369	75,969
Purchases of treasury stock		(96)	(44,315)
Cash dividends paid	21	(66,293)	(13,554)
Dividends paid to non-controlling interests		(7,406)	(5,332)
Proceeds from share issuance to non-controlling shareholders		—	2,696
Other, net		(11,240)	(12,134)

Net cash flows used in financing activities		(104,969)	(148,103)

Effect of exchange rate changes on cash and cash equivalents		1,540	(3,503)

Net increase in cash and cash equivalents		18,940	2,745
Cash and cash equivalents at beginning of the year	8	123,929	121,183

Cash and cash equivalents at end of the year	8	142,869	123,929

The accompanying notes are an integral part of these statements.

Notes to the consolidated financial statements

1.	Reporting Entity

Nippon Steel & Sumitomo Metal Corporation (hereinafter referred to as the “Company” or “NSSMC”) is a corporation domiciled in Japan. The consolidated financial statements are composed of the Company and its consolidated subsidiaries. The principal businesses of the Company and its subsidiaries (collectively hereinafter referred to as the “Group”) consist of steelmaking and steel fabrication business, engineering and construction business, chemicals business, new materials business, and system solutions business. The details are described in Note 6 “Segment Information”.

2.	Basis of Preparation

(1)	Compliance with International Financial Reporting Standards and matters related to first-time adoption

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The term IFRS also includes International Accounting Standards (“IAS”) and the related interpretations of the interpretations committees (“SIC” and “IFRIC”).

The Group first adopted IFRS for the fiscal year ended March 31, 2018, with the date of transition to IFRS as of April 1, 2016 (“the transition date”). The Group applied IFRS 1 “First-time Adoption of International Financial Reporting Standards” and disclosed the impacts of first-time adoption of IFRS in Note 36 “First-time Adoption of IFRS”.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain assets and liabilities as separately stated in Note 3 “Significant Accounting Policies”.

(3)	Functional currency and presentation currency

The consolidated financial statements are presented in Japanese yen, which is the functional currency of the Company. All amounts have been truncated to the nearest millions of Japanese yen, unless otherwise indicated.

(4)	Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issuance by Kosei Shindo, Representative Director and President of the Company on August 27, 2018.

3.	Significant Accounting Policies

(1)	Basis of consolidation

(a)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date when control is obtained until the date when control is lost. If the Group loses control of a subsidiary, any gain or loss resulting from the loss of control is recognized in profit or loss. Changes in the Group’s interest in a subsidiary not resulting in a loss of control are accounted for as equity transactions, and the difference between the adjustment to the non-controlling interests and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

When the accounting policies of the subsidiaries are different from those of the Group, the financial statements of subsidiaries are adjusted to ensure that the accounting policies are consistent with those of the Group.

All intragroup balances, transaction amounts and unrealized gains and losses arising from intragroup transactions are eliminated in full in preparing the consolidated financial statements. Intragroup losses are eliminated in full except to the extent that the underlying asset is impaired.

(b)	Investments in associates

An associate is an entity over which the Group has significant influence, which is the power to participate in the financial and operating policy decisions of the investee but there are no control. In principle, it is presumed that the Group has significant influence over an investee when the Group holds 20% or more but no more than 50% of the voting rights of the investee. An investee is presumed as an associate when the Group has significant influence over it in one or more ways, not only the ratio of the voting rights, but also through participation in the policy-making progress and other right.

An investment in an associate is accounted for under the equity method from the date when the Group has significant influence over it until the date when the significant influence is lost. Under the equity method, the investment is initially recognized at cost, and any excess of the Group’s share of the acquisition-date fair value of the investee’s identifiable net assets over the cost of the investment is recognized as goodwill that is included in the carrying amount of the investment. Thereafter, the investment is adjusted for the change in the Group’s share of the investee’s profit or loss and other comprehensive income. When the Group’s share of losses exceeds its interest in the associate, the Group’s interest is reduced to zero and recognition of further losses over the carrying amount of the investment is discontinued except to the extent that the Group assumes obligations or makes payments on behalf of the investee.

When the Group ceases to have significant influence over an associate and discontinues the use of the equity method, gain or loss arising from discontinuance of the use of the equity method is recognized in profit or loss.

Goodwill arising from the acquisition of an associate forms a part of the carrying amount of investments in the associate and is not separately recognized. Therefore, the goodwill of investment in an associate is not subject to impairment test separately. However, whenever there is any possibility that an investment in an associate may be impaired, the entire carrying amount of the investment is tested for impairment as a single asset. Regarding impairment of goodwill, refer to (10) “Impairment of non-financial assets”.

(c)	Joint arrangements

The Group determines the type of a joint arrangement in which it is involved by considering its rights and obligations arising from the arrangement. When the parties that have joint control of an arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement, the arrangement is classified as a joint operation. When the parties that collectively control the arrangement have rights to the net assets of the arrangement and decisions about the relevant activities require the unanimous consent of those parties, that arrangement is classified as a joint venture.

(2)	Business combinations

Business combinations are accounted for using the acquisition method when control is obtained. The identifiable assets acquired and the liabilities assumed of the acquiree are recognized at fair value as of the acquisition date.

When the total of consideration transferred in business combinations and amount of non-controlling interests in the acquiree exceeds the net of identifiable assets acquired and liabilities assumed on the acquisition date, the excess amount is recognized as goodwill. Conversely, when the total of consideration transferred and amount of non-controlling interests is lower than the net of identifiable assets acquired and liabilities assumed, the difference is recognized as profit.

The consideration transferred for the acquisition is measured as the total of fair value of the assets transferred, the liabilities incurred to former owners of the acquiree and the equity interests issued by the acquirer. In addition, the fair value of equity interest in the acquiree that the Group held before the date of obtaining control is included in the consideration transferred for a business combination achieved in stages. Acquisition costs attributable to a business combination are recognized as expenses as incurred.

Non-controlling interests are initially measured at fair value or at non-controlling interests’ proportionate share of the acquiree’s identifiable net assets on an acquisition-by-acquisition basis.

The components of profit or loss and other comprehensive income are attributed to owners of the parent and non-controlling interests based on the proportionate shares held.

(3)	Foreign currency translation

(a)	Functional currency and presentation currency

The financial statements of each Group entity are presented in its functional currency that is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Japanese yen, which is the functional currency of the Company.

(b)	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the spot exchange rate at the transaction date or using the foreign exchange rate that approximates such rate. Foreign currency monetary items at the end of each reporting period are translated into the functional currency using the exchange rate at the end of each reporting period. Non-monetary items measured at historical cost in foreign currencies are translated into the functional currency using the exchange rates at the transaction date. Non-monetary items measured at fair value that are denominated in foreign currencies are translated into the functional currency using the exchange rates at the date when the fair value is measured. Exchange differences arising from the translation or settlement are recognized in profit or loss, except for those recognized in other comprehensive income.

(c)	Foreign operations

The financial performance and financial position of all of foreign operations which use a functional currency other than the presentation currency are translated into the presentation currency of the Company using the following exchange rates:

(i)	Assets and liabilities are translated using the exchange rates at the reporting date

(ii)	Income and expenses are translated at average exchange rates

(iii)	All resulting exchange differences arising from translation of foreign operations are recognized in other comprehensive income.

When a foreign operation is disposed of, the cumulative amount of the exchange differences recognized in other comprehensive income is reclassified to profit or loss.

(4)	Financial instruments

The Group has early adopted IFRS 9 “Financial Instruments (Issued in July 2014)” effective from the transition date.

(a)	Non-derivative financial assets

(i)	Recognition and measurement

The Group recognizes financial assets when it becomes a party to the contractual provisions of the assets. Financial assets purchased or sold in a regular way are recognized on the trade date. Financial assets other than derivative financial instruments are classified at initial recognition as those measured at amortized cost or at fair value through other comprehensive income.

Financial assets measured at amortized cost and fair value through other comprehensive income are initially recognized at their fair value plus transaction costs that are directly attributable to the acquisition of the assets.

Financial assets measured at amortized cost

Financial assets are classified as financial assets measured at amortized cost only if the assets are held within the Group’s business model with an objective of collecting contractual cash flows, and if the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at fair value through other comprehensive income

For certain equity instruments held primarily for the purpose of maintaining or strengthening business relationship with investees, the Group designates these instruments as financial assets measured at fair value through other comprehensive income at initial recognition.

Subsequent changes in fair value are recognized in other comprehensive income. When these financial assets are derecognized or significant deterioration of fair value occurs, a gain or loss accumulated in other comprehensive income is reclassified to retained earnings. Dividends from the financial assets measured at fair value through other comprehensive income are recognized in profit or loss when the Group’s right to receive dividends is established.

(ii)	Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire, or when the Group transfers the financial assets and substantially all the risks and rewards of ownership of the assets to another party.

(iii)	Impairment of financial assets measured at amortized cost

The Group assesses expected credit loss at the end of each reporting period for the impairment of financial assets measured at amortized cost.

The loss allowance is measured at an amount equal to the lifetime expected credit losses for trade receivables and financial assets with a significant increase in credit risk since initial recognition.

The Group determines whether credit risk has significantly increased based on changes in the risk of a default occurring on the financial assets. When determining whether there are changes in the risk of a default occurring on the financial assets, the Group considers the following;

•	Significant deterioration in the financial conditions of an issuer or a borrower;

•	A breach of contract, such as default or past-due payment of interest or principal; or

•	It has become probable that a borrower will enter into bankruptcy or other financial reorganization

(b)	Non-derivative financial liabilities

(i)	Recognition and measurement

Financial liabilities other than derivatives are mainly classified as financial liabilities measured at amortized cost.

(ii)	Derecognition

The Group derecognizes financial liabilities when the obligation specified in the contract is discharged, cancelled or expires.

(c)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

(d)	Derivatives and hedge accounting

The Group utilizes derivatives, including foreign exchange forward contracts, interest rate swaps and currency swaps, to hedge foreign currency risk and interest rate risk. These derivatives are initially recognized at fair value when the contract is entered into, and are subsequently measured at fair value.

Changes in fair value of derivatives are recognized in profit or loss. However, the effective portion of cash flow hedges is recognized in other comprehensive income.

The Group formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategies for undertaking various hedge transactions in an internal rule titled “Administrative Provisions on Transactions of Derivative Instruments”. The rule stipulates that derivative transactions (including forecast transactions) are conducted only for the purpose of mitigating risks arising from the Group’s principal business activities and the trading of derivatives for speculative purposes is prohibited.

The Group evaluates whether the derivatives designated as a hedging instrument offsets changes in fair value or the cash flows of the hedged items to a great extent when designating a hedging relationship and on an ongoing basis. A hedging relationship that qualifies for hedge accounting is classified and accounted for as follows:

(i)	Fair value hedges

Changes in fair value of derivative as a hedging instrument are recognized in profit or loss. Changes in fair value of a hedged item adjust the carrying amount of the hedged item and are recognized in profit or loss.

(ii)	Cash flow hedges

The effective portion of changes in fair value of derivative as a hedging instrument is recognized in other comprehensive income. Any ineffective portion of changes in fair value of derivative as the hedging instrument is recognized in profit or loss.

The amount accumulated in other comprehensive income is reclassified to profit or loss when the hedged transactions affect profit or loss. When a hedged item results in the recognition of a non-financial asset or a non-financial liability, the amount recognized as other components of equity is reclassified as an adjustment of initial carrying amount of the non-financial asset or non-financial liability.

(5)	Cash and cash equivalents

Cash and cash equivalents comprises of cash on hand, bank deposits available for withdrawal on demand, and short-term investments with the maturity of three months or less from the acquisition date, that are readily convertible to cash and subject to an insignificant risk of changes in value.

(6)	Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is measured based on the weighted average method, and comprises of all costs of purchasing and processing as well as other costs incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(7)	Property, plant and equipment

(a)	Recognition and measurement

Property, plant and equipment is initially measured at cost and presented at cost less accumulated depreciation and impairment losses. Acquisition cost includes costs directly attributable to the acquisition of the asset and costs of dismantling, removing and restoration of the asset.

(b)	Depreciation

Depreciation of property, plant and equipment is mainly computed by the declining-balance method over the estimated useful lives of each component based on the depreciable amount, except for land and other non-depreciable assets, and buildings and structures which are depreciated by the straight-line method. The depreciable amount is the cost of the asset less the respective estimated residual values.

The estimated useful lives of major property, plant and equipment are as follows:

• Buildings:	Principally 31 years

• Machinery:	Principally 14 years

The depreciation methods, estimated useful lives and residual values are reviewed at the end of each reporting period, and modified as necessary.

(8)	Goodwill and intangible assets

(a)	Goodwill

Subsequent to initial measurement of goodwill as described in (2) “Business combinations”, goodwill is not amortized and presented at cost less accumulated impairment losses and are allocated to cash-generating units or groups of cash-generating units.

Regarding accounting policy for impairment of goodwill, refer to (10) “Impairment of non-financial assets”.

(b)	Intangible assets

Intangible assets acquired separately are measured at cost at the date of initial recognition. The costs of intangible assets acquired in business combinations are measured at fair value at the acquisition date. Intangible assets with finite useful lives are presented at cost less accumulated amortization and impairment losses. Expenditures related to internally generated intangible assets are recognized as expenses when incurred, unless development expenses meet the criteria for capitalization.

(c)	Amortization

Amortization of intangible assets with finite useful lives is recognized as an expense by the straight-line method over their estimated useful lives from the date when the assets are available for their intended use. The amortization methods and useful lives are reviewed at the end of each reporting period, and modified as necessary.

The estimated useful lives of major intangible assets with finite useful lives are as follows:

• Software:	Principally 5 years

• Mining rights:	Principally 25 years

Intangible assets with infinite useful lives and intangible assets not yet available for use are not amortized.

(d)	Expenditure on research and development activities

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete the development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred.

(9)	Leases

The Group determines whether an arrangement is, or contains, a lease based on the substance of the arrangement as of the commencement date of the lease. For the substance of the arrangement, it makes an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or group of assets, and whether a right to use of the asset is transferred under the arrangement.

A lease is classified as a finance lease, if all the risks and rewards of ownership of an asset are substantially transferred to the Group. Otherwise, a lease is classified as an operating lease.

(a)	Finance lease

Lease assets and lease liabilities are initially recognized at the lower of fair value at the commencement of the lease or present value of the minimum lease payments. If it is reasonably certain that ownership will be transferred to a lessee by the end of the lease term, the leased asset is depreciated principally by the declining-balance method over the estimated useful life of the asset. Otherwise, the asset is depreciated over the shorter of the estimated useful life or the lease term.

(b)	Operating lease

Lease payments under an operating lease are recognized in profit or loss on a straight-line basis over the relevant lease term.

(10)	Impairment of non-financial assets

For the non-financial assets other than inventories and deferred tax assets, the Group assesses whether there is any indication of impairment on each asset or the cash-generating unit to which the asset belongs at the end of each reporting period. If any indication of impairment exists, the recoverable amount of the asset or the cash-generating unit to which the asset belongs is estimated and impairment tests is performed. Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever an indication of impairment exits.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. When the recoverable amount of the individual asset cannot be estimated, the Group estimates the recoverable amount of the cash-generating unit or the group of cash-generating units to which the asset belongs. The value in use is calculated by discounting the estimated future cash flows to the present value, and a pre-tax discount rate that reflects the time value of money and the risks specific to the asset is used as a discount rate.

The cash-generating unit or the group of cash-generating units to which goodwill is allocated is the lowest level monitored for internal management purposes, and is not larger than an operating segment.

As corporate assets do not independently generate cash inflows, when there is an indication that a corporate asset may be impaired, an impairment test is performed based on the recoverable amount of the cash-generating unit or the group of cash-generating units to which such corporate asset belongs.

If the recoverable amount of the asset or the cash-generating unit is less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized. The impairment loss recognized with respect to the cash-generating unit is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to reduce other assets of the unit on a pro-rata basis based on the carrying amount of each asset in the unit.

An impairment loss is reversed if there are indications that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased and the recoverable amount of the asset is greater than its carrying amount. The amount to be reversed would not exceed its carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(11)	Employee benefits

Employee benefits include short-term employee benefits, retirement benefits, and other long-term employee benefits.

(a)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are recognized as expenses when the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash incentive plans if the Group has a present legal or constructive obligation to pay in exchange for services provided by the employees in the prior period, and such obligation can be reliably estimated.

(b)	Retirement benefits

Retirement benefit plans comprise of defined benefit corporate pension plans, defined contribution plans, and lump-sum retirement payment plans. These retirement benefit plans are accounted for as follows:

(i)	Defined benefit corporate pension plans and lump-sum retirement payment plans

The net defined benefit liabilities or assets of defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of any plan assets.

The present value of defined benefit obligations is calculated annually by qualified actuaries using the projected unit credit method. The discount rates are based on the market yields of high quality corporate bonds at the end of each reporting period that have terms consistent with the discount period, which is established as the estimated term of the retirement benefit obligations through to the estimated dates for payments of future benefits.

Actuarial gains and losses are recognized immediately in other comprehensive income when incurred, while past service costs and gains or losses on settlement are recognized in profit or loss.

(ii)	Defined contribution plans

Contributions to defined contribution retirement plans are recognized as expenses in the period when the employees render the related services.

(12)	Equity

(a)	Ordinary shares

Ordinary shares are classified as equity. Costs directly attributable to the issuance of ordinary shares (net of tax effects) are recognized as a deduction from equity.

(b)	Treasury stock

When the Company acquires treasury stocks, the consideration paid, including any directly attributable costs (net of tax effects), is deducted from equity. In case of disposal of treasury stocks, the difference between the consideration received and the carrying amount of treasury stocks is recognized in equity.

(13)	Revenue recognition

(a)	Sale of goods

Revenue from sale of goods in the ordinary course of business is measured at the fair value of the consideration received or receivable less any returns, discounts, and rebates. The Group recognizes revenue from sale of goods when all of the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	It is probable that the economic benefits associated with the transaction will flow to the Group;

•	The costs incurred or to be incurred in respect of the transaction can be measured reasonably;

•	The Group does not retain continuous involvement to the degree usually associated with ownership nor effective control over the goods sold; and

•	The amount of revenue can be measured reliably.

(b)	Construction contracts

Revenue for construction contracts and built-to-order software is recognized in accordance with the percentage of actual costs incurred to date to estimated total costs at the end of each reporting period when the amounts of order received and total cost required to complete the transaction can be estimated reliably. The Group reviews the estimate when the initial estimate of revenue or progress to the completion may change.

The expected losses on construction contracts are recognized as expenses immediately.

(14)	Income taxes

Income taxes comprise of current taxes and deferred taxes, and are recognized in profit or loss, except for the items which are recognized directly in equity or other comprehensive income.

Current taxes are measured at the amounts expected to be paid or recovered from the taxation authorities using the tax rates that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are recognized based on future tax consequences attributable to temporary differences between the carrying amounts of assets or liabilities for accounting purposes and the tax bases of the assets or liabilities, carryforward of unused tax losses and tax credits. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Deferred tax assets are reviewed at the end of each reporting period and recognized only to the extent that it is probable that the tax benefits can be realized.

However, deferred tax assets are not recognized if the initial recognition of an asset or liability in a transaction that is not a business combination affects neither accounting profit nor taxable profit at the time of the transaction.

Deferred tax assets arising from deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements are recognized only to the extent of the following circumstances:

•	The temporary difference will reverse in the foreseeable future; and

•	Taxable profit will be available against which the temporary difference can be utilized.

Deferred tax liabilities are recognized for all taxable temporary differences, except for the following circumstances:

•	On the initial recognition of goodwill;

•	On the initial recognition of an asset or liability in a transaction that is not a business combination affects neither accounting profit nor taxable profit at the time of the transaction;

•

Taxable temporary differences associated with investments in subsidiaries to the extent that the parent company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and in either of the following circumstances:

•	Income taxes are levied by the same taxation authority on the same taxable entity; or

•

Different taxable entities intend either to settle current tax assets and current tax liabilities on a net basis, or to realize the current tax assets and settle the current tax liabilities simultaneously.

(15)	Earnings per share

Basic earnings per share is calculated by dividing the profit for the reporting period attributable to owners of the Company by the weighted average number of common stock outstanding during the period in which the number of treasury stock is excluded.

4.	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the adoption of accounting policies and the reported amounts of assets, liabilities, income and expenses. However, actual results could differ from these estimates.

The estimates and their underlying assumptions are reviewed on an ongoing basis. The effects of changes in accounting estimates are recognized in the period in which the estimates are revised.

Information about judgments that have been made in the process of applying the Group’s accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 3 (1) “Basis of consolidation” and Note 14 “Interests in Subsidiaries, Associates and Others”

•	Note 3 (4) “Financial instruments” and Note 31 “Financial Instruments”

Information about uncertainty of key estimates and assumptions that may have significant risks of causing material adjustments to the carrying amounts of assets and liabilities in the subsequent reporting year is included in the following notes:

•	Note 3 (10) “Impairment of non-financial assets” and Note 28 “Impairment of Non-Financial Assets”

•	Note 3 (11) “Employee benefits” and Note 19 “Employee Benefits”

•	Note 3 (13) “Revenue recognition” and Note 22 “Revenue”

•	Note 3 (14) “Income taxes” and Note 15 “Income Taxes”

•	Note 34 “Loan Guarantees”

5.	New Accounting Standards and Interpretations Not Yet Applied

IASB issued IFRS 15 “Revenue from Contracts with Customers” in May 2014. IFRS 15 replaces existing revenue recognition guidance, including IAS 18 “Revenue”, IAS 11 “Construction Contracts” and IFRIC 13 “Customer Loyalty Programmes”.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Accordingly, the Group will apply this standard initially on April 1, 2018. This standard may be applied retrospectively to each prior reporting period presented (retrospective approach) or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application (modified retrospective approach). The Group has not yet determined its transition approach.

IFRS 15 establishes a comprehensive framework for determining whether how much and when revenue is recognized. Under IFRS 15, the Group assesses at contract inception the goods or services promised in a contract with a customer and identifies such promised goods or services as performance obligations. When a performance obligation is satisfied, the Group recognizes as revenue the amount of the transaction price that is allocated to that performance obligation. When determining the transaction price, the Group also considers the effects of variable consideration.

The Group has not identified significant effects over the application of IFRS 15 that could change the amount or timing of revenue recognition. The net impact of adopting IFRS 15 on the opening balance of retained earnings as of April 1, 2018 is immaterial.

IASB issued IFRS 16 “Leases” in January 2016. IFRS 16 replaces existing lease guidance including IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases - Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that apply IFRS 15 “Revenue from Contracts with Customers” at or before the date of initial application of this standard. The Group plans to apply this standard initially on April 1, 2019.

IFRS 16 changes the definition of a lease and provides a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Group will recognize new assets and liabilities for operating leases with certain exceptions. In addition, expenses related to leases will now change from straight-line operating lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. Lessor accounting remains similar to the current standard. The Group will continue to assess the overall impact of the adoption of IFRS 16 on the Company’s consolidated financial statements.

As a lessee, this standard can be applied retrospectively to each prior reporting period presented (retrospective approach) or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application (modified retrospective approach). The Group has not yet determined its transition approach.

6.	Segment Information

(1)	Description of reportable segments

The Company engages in the steelmaking and steel fabrication business and acts as the holding company of the Group. The Group has five operating segments determined mainly based on product and service, which are steelmaking and steel fabrication, engineering and construction, chemicals, new materials, and system solutions. Each operating segment shares the management strategy of the Group, while conducting its business activities independently from and in parallel with other companies of the Group. The following summary describes the operations of each reportable segment:

Reportable segments	Principal businesses
Steelmaking and steel fabrication	Manufacturing and sales of steel products

Engineering and construction	Manufacturing and sales of industrial machinery, equipment and steel structures, construction projects under contract, waste processing and recycling, and supplying electricity, gas, and heat

Chemicals	Manufacturing and sales of coal-based chemical products, petrochemicals, and electronic materials

New materials	Manufacturing and sales of materials for semiconductors and electronic parts, carbon fiber and composite products, and products that utilize technologies for metal processing

System solutions	Computer systems engineering and consulting services; IT-enabled outsourcing and other services

(2)	Basis of measurement of segment revenue, profit or loss, assets, liabilities, and other items

Inter-segment revenue is based on transaction prices between third parties. Segment profit is measured using ordinary profit under Japanese GAAP which is reviewed by the chief operating decision maker, the board of directors, on a regular basis. Reconciliation of the performance of these segments to business profit under IFRS are described in Note 36.

(3)	Information about segment revenue, segment profit, segment assets and liabilities and other items

Year ended March 31, 2018

	(Millions of Yen)
	Reportable segment					Subtotal	Adjustments (Note 1) (Note 2)	Total	IFRS Adjustments	Consolidated
	Steelmaking and steel fabrication	Engineering and construction	Chemicals	New materials	System solutions
Revenue
Revenue from external customers	4,983,335	260,908	197,057	37,050	190,310	5,668,663	—	5,668,663	44,302	5,712,965
Inter-segment revenue or transfers	33,910	33,360	3,709	—	53,889	124,868	(124,868)	—	—	—

Total	5,017,245	294,268	200,767	37,050	244,200	5,793,531	(124,868)	5,668,663	44,302	5,712,965

Segment profit	245,708	9,110	15,480	1,919	23,292	295,510	2,030	297,541	(8,840)	288,700

Other items
Finance income	4,983	180	35	2	146	5,348	(202)	5,146	2,498	7,644
Finance costs	20,080	44	42	130	11	20,309	(202)	20,106	4,477	24,584
Depreciation and amortization	330,393	2,489	5,467	1,861	4,646	344,859	(4,140)	340,719	25,845	366,565
Share of profit in investments accounted for using the equity method	116,408	378	148	—	(10)	116,925	5,750	122,675	(57,018)	65,657

Segment assets	7,003,681	247,696	154,230	30,758	223,601	7,659,967	(67,554)	7,592,413	163,721	7,756,134

Other items
Investments accounted for using the equity method	950,887	4,393	24,843	—	17	980,142	83,614	1,063,757	(264,517)	799,239
Capital expenditure	390,623	6,301	5,863	2,633	7,638	413,061	(1,130)	411,930	11,497	423,428

Segment liabilities (Interest-bearing debt)	2,057,997	8,313	4,520	6,999	3,693	2,081,524	(12,527)	2,068,996	88,759	2,157,755

Notes:

1.

The adjustments of segment profit of 2,030 million yen include investment return of 5,929 million yen from the equity method associate Nippon Steel Kowa Real Estate Co., Ltd., and elimination of inter-segment revenue or transfers of (3,899) million yen.

2.	The adjustments of segment liabilities include the elimination of the Steelmaking and steel fabrication segment’s borrowings from the System solutions segment.

Year ended March 31, 2017

	(Millions of Yen)

	Reportable segment					Subtotal	Adjustments (Note 1) (Note 2)	Total	IFRS Adjustments	Consolidated
	Steelmaking and steel fabrication	Engineering and construction	Chemicals	New materials	System solutions
Revenue
Revenue from external customers	4,016,670	234,861	168,596	34,519	178,242	4,632,890	—	4,632,890	63,937	4,696,828
Inter-segment revenue or transfers	35,590	32,683	5,630	—	54,270	128,175	(128,175)	—	—	—

Total	4,052,261	267,545	174,227	34,519	232,512	4,761,065	(128,175)	4,632,890	63,937	4,696,828

Segment profit	138,017	6,838	4,518	1,786	22,113	173,274	1,256	174,531	(4,652)	169,878

Other items
Finance income	5,566	124	19	16	133	5,860	(206)	5,654	668	6,322
Finance costs	17,831	118	98	135	28	18,212	(206)	18,006	3,579	21,586
Depreciation and amortization	294,008	2,653	6,110	2,116	4,174	309,064	(4,313)	304,751	26,161	330,912
Share of profit in investments accounted for using the equity method	70,723	655	920	—	21	72,320	6,859	79,180	(35,062)	44,118

Segment assets	6,716,970	248,628	146,406	30,584	200,252	7,342,843	(80,919)	7,261,923	193,229	7,455,153

Other items
Investments accounted for using the equity method	931,342	4,056	19,749	—	32	955,181	76,571	1,031,752	(266,753)	764,999
Capital expenditure	335,733	5,637	7,005	2,224	4,343	354,943	(3,905)	351,038	11,486	362,525

Segment liabilities (Interest-bearing debt)	2,092,610	6,066	7,400	8,790	1,177	2,116,045	(12,000)	2,104,045	110,883	2,214,928

Notes:

1.

The adjustments of segment profit of 1,256 million yen include investment return of 6,524 million yen from the equity method associate Nippon Steel Kowa Real Estate Co., Ltd., investment return of 629 million yen from the equity method associate SUMCO Corporation, and elimination of inter-segment revenue or transfers of (5,897) million yen.

2.	The adjustments of segment liabilities include the elimination of the Steelmaking and steel fabrication segment’s borrowings from the System solutions segment.

(4)	Information about geographical areas

(a)	Revenue

Year ended March 31, 2018
				(Millions of Yen)
Japan	Overseas
	Subtotal	Asia	Other	Total
3,729,176	1,983,789	1,274,380	709,409	5,712,965
Year ended March 31, 2017
				(Millions of Yen)
Japan	Overseas
	Subtotal	Asia	Other	Total
2,980,400	1,716,427	1,068,459	647,967	4,696,828

Revenue information is based on the geographical location of customers and classified by region.

(b)	Non-current assets

As of March 31, 2018

		(Millions of Yen)

Japan	Overseas	Total
2,854,097	418,238	3,272,335

As of March 31, 2017

		(Millions of Yen)

Japan	Overseas	Total
2,815,312	428,173	3,243,485

As of the transition date (April 1, 2016)

		(Millions of Yen)

Japan	Overseas	Total
2,570,486	415,297	2,985,783

Non-current assets are based on the location of the asset and do not include financial assets, deferred tax assets and assets for retirement benefits.

(5)	Revenue from major customers

			(Millions of Yen)

	Related segment	Year ended March 31, 2018	Year ended March 31, 2017
Nippon Steel & Sumikin Bussan Corporation	Steelmaking and steel fabrication	849,244	744,657
Sumitomo Corporation	Steelmaking and steel fabrication	772,942	674,139
Metal One Corporation	Steelmaking and steel fabrication	592,146	—

7.	Business Combinations

Business combinations during the years ended March 31, 2017 and 2018 are as follows:

(1)	Business combinations consummated during the year ended March 31, 2017

(a)	Overview

On March 13, 2017, the Company acquired 43% equity interest of Nisshin Steel Co., Ltd. (“Nisshin Steel”), which is primarily engaged in the steelmaking and steel fabrication business, for cash consideration. As a result of the acquisition, the equity interests held by the Company increased from 8% to 51% and Nisshin Steel became a subsidiary of the Company.

The acquisition was consummated in order for the Company and Nisshin Steel to bring together the respective management resources that they have fostered and create synergies, and thereby enhance competitiveness, and to strengthen the position of the Group as the “Best Steelmaker with World-Leading Capabilities”. With the addition of Nisshin Steel, the Company aims to enhance sustainable growth and corporate value in the mid-to long-term and contribute to the creation and development of a more prosperous society.

(b)	Breakdown of consideration transferred

(Millions of Yen)

Cash	75,972
Fair value of equity interests held before the date of acquisition	14,781

Total consideration transferred	90,753

The Group incurred acquisition-related costs of 627 million yen.

(c)	Fair value of the assets acquired and liabilities assumed, non-controlling interests and goodwill

(Millions of Yen)

Current asset	246,040
Non-current assets	423,937

Total assets	669,978

Current liabilities	224,318
Non-current liabilities	259,936

Total liabilities	484,255

Total identifiable net assets acquired	185,722
Non-controlling interests	98,105

Net assets attributable to owners of the parent	87,616
Total consideration transferred	90,753

Goodwill	3,136

Non-controlling interests are measured at the proportionate share of the fair value of the acquiree’s identifiable net assets. The goodwill is attributable mainly to an excess earning power expected to be achieved from the synergies between the Group and the acquiree. The goodwill is not tax-deductible.

(d)	Net cash used in the transaction

(Millions of Yen)

Cash consideration transferred	75,972
Cash and cash equivalents held by the acquiree at the acquisition date	(23,079)

Net cash used in the transaction	52,892

(e)	Revenue and net profit or loss of the acquiree after the acquisition date

Information about profit or loss generated subsequent to the acquisition date through March 31, 2018 is not disclosed as it is immaterial to the consolidated financial statements.

(f)	Revenue and profit or loss of the Group if the business combination had been completed at the beginning of the year (unaudited)

(Millions of Yen)

Revenue	5,222,392
Profit before income taxes	199,831

8.	Cash and Cash Equivalents

The components of cash and cash equivalents are as follows:

			(Millions of Yen)

	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)
Cash	138,702	119,793	120,683
Cash equivalents	4,166	4,135	500

Total	142,869	123,929	121,183

9.	Trade and Other Receivables

The components of trade and other receivables are as follows:

		(Millions of Yen)

	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)
Notes and accounts receivable	730,805	685,159	585,273
Other	103,336	140,372	101,057
Allowance for doubtful receivables	(2,101)	(2,233)	(623)

Total	832,040	823,297	685,707

10.	Inventories

The components of inventories are as follows:

		(Millions of Yen)

	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)
Merchandise and finished goods	701,173	597,744	510,288
Work in progress	72,425	72,146	64,971
Raw materials and supplies	626,222	563,271	549,432

Total	1,399,821	1,233,162	1,124,692

11.	Assets Pledged as Collateral

As per general contractual provisions for long-term and short-term borrowings, banks may require collateral and guarantees for present and future obligations, and retain the rights to offset the liabilities with bank deposits when repayment is overdue or when default occurs.

Assets pledged as collateral and secured debts are as follows:

		(Millions of Yen)

Assets pledged as collateral	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)
Land	10,855	10,894	10,802
Buildings and structures	3,784	3,816	3,685
Machinery and vehicles	6,826	6,746	5,827
Other	4,907	6,012	7,038

Total	26,373	27,469	27,354

		(Millions of Yen)

Secured debts	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)
Short-term borrowings	970	1,420	1,870
Long-term borrowings (current portion is included)	5,383	6,966	8,604
Other	447	515	384

Total	6,801	8,902	10,858

In addition to the pledged assets listed above, shares of associates are pledged as collateral (1,261 million yen, 1,261 million yen, and 1,261 million yen as of March 31, 2018 and 2017, and the transition date, respectively).

12.	Property, Plant and Equipment

Details of changes in the carrying amounts and acquisition costs, accumulated depreciation and accumulated impairment losses of property, plant and equipment are as follows:

(Millions of Yen)

Carrying amount	Land	Buildings and structures	Machinery and vehicles	Tools, furniture and fixtures	Leased assets	Construction in progress	Total
As of the transition date (April 1, 2016)	592,498	744,783	1,195,683	43,122	42,387	224,870	2,843,347
Acquisitions and reclassified from construction in progress	1,024	65,077	228,085	19,338	8,294	25,924	347,744
Acquisitions through business combinations	72,285	68,201	100,550	4,427	5,003	12,488	262,956
Disposals and sales	(5,656)	(4,430)	(7,567)	(452)	(407)	(898)	(19,412)
Depreciation	—	(54,938)	(234,204)	(16,276)	(7,995)	—	(313,414)
Effects of changes in foreign exchange rates	(5,802)	(3,114)	(15,579)	(1,746)	(498)	(2,278)	(29,019)

As of March 31, 2017	654,349	815,580	1,266,968	48,413	46,783	260,106	3,092,202

Acquisitions and reclassified from construction in progress	1,831	71,336	277,566	24,810	10,401	16,255	402,200
Disposals and sales	(2,858)	(4,081)	(2,637)	(621)	(246)	(803)	(11,249)
Depreciation	—	(58,469)	(257,642)	(19,000)	(9,486)	—	(344,599)
Impairment losses	(536)	(5,955)	(8,344)	(564)	—	—	(15,401)
Effects of changes in foreign exchange rates	(421)	868	10,997	189	(627)	(10,300)	705

As of March 31, 2018	652,364	819,277	1,286,908	53,226	46,823	265,258	3,123,857

Depreciation of property, plant and equipment is mainly included in “Cost of sales” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss.

Compensation from third parties for items of property, plant and equipment that were impaired, lost or given up recognized during the year ended March 31, 2018 amounted to 5,770 million yen and is included in “Other operating income” in the consolidated statement of profit or loss.

(Millions of Yen)

Acquisition costs	Land	Buildings and structures	Machinery and vehicles	Tools, furniture and fixtures	Leased assets	Construction in progress	Total
As of the transition date (April 1, 2016)	640,776	2,225,410	6,950,850	270,812	253,773	275,891	10,617,514
As of March 31, 2017	705,539	2,555,698	7,998,199	317,753	277,165	308,196	12,162,552
As of March 31, 2018	701,984	2,607,700	8,215,605	327,419	276,851	313,262	12,442,823

(Millions of Yen)

Accumulated depreciation and accumulated impairment losses	Land	Buildings and structures	Machinery and vehicles	Tools, furniture and fixtures	Leased assets	Construction in progress	Total
As of the transition date (April 1, 2016)	48,277	1,480,627	5,755,166	227,689	211,385	51,021	7,774,167
As of March 31, 2017	51,189	1,740,118	6,731,230	269,340	230,382	48,089	9,070,350
As of March 31, 2018	49,620	1,788,422	6,928,697	274,193	230,027	48,003	9,318,966

The carrying amounts by type of leased assets are as follows:

				(Millions of Yen)

	Buildings and structures	Machinery and vehicles	Tools, furniture and fixtures	Total
As of the transition date (April 1, 2016)	11,257	28,496	2,632	42,387
As of March 31, 2017	11,895	31,994	2,893	46,783
As of March 31, 2018	10,748	32,005	4,069	46,823

13.	Goodwill and Intangible Assets

Details of changes in the carrying amounts and acquisition costs, accumulated amortization and accumulated impairment losses of goodwill and intangible assets are as follows:

					(Millions of Yen)

Carrying amount	Goodwill	Software	Mining rights	Other	Total
As of the transition date (April 1, 2016)	39,774	39,505	48,907	6,626	134,813
Acquisitions	—	14,165	4	610	14,780
Acquisitions through business combinations	6,140	6,787	—	313	13,241
Amortization	—	(14,439)	(2,222)	(836)	(17,498)
Effects of changes in foreign exchange rates	(1,351)	1,146	(2,059)	(835)	(3,099)

As of March 31, 2017	44,563	47,165	44,630	5,878	142,237

Acquisitions	—	18,698	—	2,528	21,227
Amortization	—	(18,443)	(2,306)	(1,215)	(21,965)
Impairment losses	(2,472)	(139)	—	(61)	(2,673)
Effect of changes in foreign exchange rates	173	(1,066)	1,898	(434)	569

As of March 31, 2018	42,263	46,214	44,221	6,695	139,395

Amortization of intangible assets is included in “Cost of sales” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss.

				(Millions of Yen)

Acquisition costs	Goodwill	Software	Mining rights	Other	Total
As of the transition date (April 1, 2016)	39,774	70,019	65,971	9,219	184,984
As of March 31, 2017	44,563	87,236	63,304	12,131	207,236
As of March 31, 2018	44,736	97,253	66,107	17,203	225,301

				(Millions of Yen)

Accumulated amortization and accumulated impairment losses	Goodwill	Software	Mining rights	Other	Total
As of the transition date (April 1, 2016)	—	30,513	17,064	2,593	50,170
As of March 31, 2017	—	40,071	18,674	6,252	64,999
As of March 31, 2018	2,472	51,039	21,885	10,507	85,905

14.	Interests in Subsidiaries, Associates and Others

(1)	Major subsidiaries

Major subsidiaries of the Company as of March 31, 2018 are as follows:

Operating segment	Name	Address	% of voting rights interests

Steelmaking and Steel Fabrication	Nisshin Steel Co., Ltd.	Chiyoda-ku, Tokyo	51.3%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Coated Sheet Corporation	Chuo-ku, Tokyo	100.0%

Steelmaking and Steel Fabrication	Osaka Steel Co., Ltd.	Osaka-shi, Osaka	66.3%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Metal Products Co., Ltd.	Koto-ku, Tokyo	100.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Pipe Co., Ltd.	Chiyoda-ku, Tokyo	100.0%

Steelmaking and Steel Fabrication	Kurosaki Harima Corporation	Kitakyushu-shi, Fukuoka	*47.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Texeng Co., Ltd.	Chiyoda-ku, Tokyo	100.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Stainless Steel Corporation	Chiyoda-ku, Tokyo	100.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Logistics Co., Ltd.	Chuo-ku, Tokyo	100.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin SG Wire Co., Ltd.	Chiyoda-ku, Tokyo	100.0%

Steelmaking and Steel Fabrication	Geostr Corporation	Bunkyo-ku, Tokyo	*42.3%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Welding Co., Ltd.	Koto-ku, Tokyo	100.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Drum Co., Ltd.	Koto-ku, Tokyo	100.0%
Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Blast Furnace Slag Cement Co., Ltd.	Kitakyushu-shi, Fukuoka	100.0%

Operating segment	Name	Address	% of voting rights interests

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Cement Co., Ltd.	Muroran-shi, Hokkaido	85.0%

Steelmaking and Steel Fabrication	Nihon Teppan Co., Ltd.	Chuo-ku, Tokyo	100.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Finance Co., Ltd.	Chiyoda-ku, Tokyo	100.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Stainless Steel Pipe Co., Ltd.	Koga-shi, Ibaraki	100.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Steel Wire Co., Ltd.	Seki-shi, Gifu	51.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Eco-Tech Corporation	Chuo-ku, Tokyo	85.1%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Bolten Corporation	Osaka-shi, Osaka	85.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Shapes Corporation	Wakayama-shi, Wakayama	100.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Koutetsu Wakayama Corporation	Wakayama-shi, Wakayama	100.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Tubos do Brasil Ltda.	State of Rio de Janeiro, Brazil	100.0%

Steelmaking and Steel Fabrication	NS-Siam United Steel Co., Ltd.	Rayong Province, Thailand	80.2%

Steelmaking and Steel Fabrication	National Pipe Company Limited	Eastern Province, Saudi Arabia	51.0%

Steelmaking and Steel Fabrication	Standard Steel, LLC	Pennsylvania State, United States of America	100.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumitomo Metal U.S.A., Inc.	New York State, United States of America	100.0%

Steelmaking and Steel Fabrication	PT Pelat Timah Nusantara Tbk.	Jakarta City, Indonesia	*35.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumitomo Metal (Thailand) Co., Ltd.	Bangkok Metropolis, Thailand	100.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumitomo Metal Australia Pty. Limited	New South Wales State, Australia	100.0%

Steelmaking and Steel Fabrication	Nippon Steel & Sumikin Steel Processing (Thailand) Co., Ltd.	Rayong Province, Thailand	66.5%

Operating segment	Name	Address	% of voting rights interests

Engineering and construction	Nippon Steel & Sumikin Engineering Co., Ltd.	Shinagawa-ku, Tokyo	100.0%

Chemicals	Nippon Steel & Sumikin Chemical Co., Ltd.	Chiyoda-ku, Tokyo	100.0%

New materials	Nippon Steel & Sumikin Materials Co., Ltd.	Chuo-ku, Tokyo	100.0%

System solutions	NS Solutions Corporation	Chuo-ku, Tokyo	61.3%

*

Although the Group holds less than 50% of the voting rights of Geostr Corporation, PT Pelat Timah Nusantara Tbk. and Kurosaki Harima Corporation, it includes the entities in consolidated subsidiaries because it substantially controls the entities.

(2)	Investments in associates

Carrying amount of investments in associates is as follows:

(Millions of Yen)

	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)
Carrying amount of investments in associates	654,214	648,106	566,576

Share of net profit or loss and other comprehensive income of associates is as follows:

(Millions of Yen)

	Year Ended March 31, 2018	Year Ended March 31, 2017
Net profit or loss	38,199	29,622
Other comprehensive income	(270)	11,379

Total	37,929	41,002

(3)	Investments in joint ventures

Carrying amount of investments in joint ventures is as follows:

			(Millions of Yen)

	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)
Carrying amount of investments in joint ventures	145,025	116,892	118,830

Share of net profit or loss and other comprehensive income of joint ventures is as follows:

		(Millions of Yen)

	Year Ended March 31, 2018	Year Ended March 31, 2017
Net profit or loss	27,458	14,495
Other comprehensive income	2,793	(1,108)

Total	30,251	13,386

There are no investments in associates or joint ventures accounted for under the equity method that are individually significant to the Group for the years ended March 31, 2017 and 2018.

15.	Income Taxes

(1)	Deferred tax assets and deferred tax liabilities

(a)	The components of deferred tax assets and deferred tax liabilities are as follows:

			(Millions of Yen)

	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)
Deferred tax assets
Accrued bonus	26,453	25,253	22,507
Defined benefit liabilities	48,011	53,362	45,081
Impairment losses on non-financial assets	11,637	9,660	11,259
Property, plant and equipment	19,482	18,711	14,399
Unused tax losses	29,330	31,301	27,458
Elimination of unrealized gains on property, plant and equipment and others	29,681	25,220	25,006
Accrued expenses for demolition and removal of fixed assets	13,807	13,758	13,160
Other	39,367	31,506	31,986

Total deferred tax assets	217,772	208,775	190,859

Deferred tax liabilities
Equity securities	(151,451)	(128,764)	(89,345)
Defined benefit assets	(33,357)	(26,585)	(15,181)
Undistributed earnings	(30,904)	(29,352)	(23,051)
Special tax purpose reserves	(62,466)	(63,066)	(53,273)

Total deferred tax liabilities	(278,179)	(247,768)	(180,850)

Net deferred tax assets (liabilities)	(60,407)	(38,993)	10,008

(b)	The changes in net deferred tax assets and liabilities are as follows:

		(Millions of Yen)

	Year Ended March 31, 2018	Year Ended March 31, 2017
Balance at beginning of the year	(38,993)	10,008
Recognized in profit or loss	19,575	9,229
Recognized in other comprehensive income	(41,003)	(46,774)
Effect of changes in consolidation scope	14	(11,457)

Balance at end of the year	(60,407)	(38,993)

(c)	Deductible temporary differences and unused tax losses for which no deferred tax assets are recognized are as follows:

(Millions of Yen)

	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)
Carryforward of unused tax losses	87,225	91,192	66,408
Deductible temporary differences	131,854	149,972	108,951

Total	219,080	241,164	175,360

(d)	The components by expiry date of unused tax losses for which no deferred tax assets are recognized are as follows:

(Millions of Yen)

	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)
Within 1 year	30,935	2,275	258
Over 2 years but less than 3 years	7,774	32,359	1,288
Over 3 years but less than 4 years	11,426	7,135	16,741
Over 4 years but less than 5 years	17,003	11,424	6,987
Over 5 years	20,085	37,997	41,132

Total	87,225	91,192	66,408

(2)	Income tax expense

(a)	Details of income tax expense are as follows:

(Millions of Yen)

	Year Ended March 31, 2018	Year Ended March 31, 2017
Current taxes	79,124	49,526
Deferred taxes	(19,575)	(9,229)

Total	59,549	40,297

The Tax Cut and Jobs Act was enacted on December 22, 2017 and the federal corporate income tax rate applicable to the Company’s subsidiaries in the US was reduced from 35% to 21%. As a result of the reduction, deferred tax for the year ended March 31, 2018 decreased by 6,253 million yen.

(b)	Differences between the statutory income tax rate and the Group’s average effective tax rate consist of the following:

	Year Ended March 31, 2018	Year Ended March 31, 2017
Statutory tax rate	30.9%	30.9%
Effects of expense not deductible for tax purposes	0.9	1.1
Effects of income not taxable for tax purposes	(0.6)	(1.0)
Effects of differences in statutory tax rates applied to companies in Japan and foreign companies	(2.3)	(2.0)
Effects of changes in unrecognized deferred tax assets	(4.0)	(8.1)
Other	(2.9)	(0.2)

Average effective tax rate	21.9	20.7

16.	Trade and Other Payables

The components of trade and other payables are as follows:

(Millions of Yen)

	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)
Notes and trade accounts payable	782,605	733,539	587,793
Other payables	474,903	410,348	359,649
Other	323,087	308,806	194,050

Total	1,580,597	1,452,694	1,141,493

17.	Bonds, Borrowings and Lease Liabilities

(1)	Bonds, borrowings and lease liabilities

Details of bonds, borrowings and lease liabilities are as follows:

					(Millions of Yen)

	As of March 31, 2018	Average interest rate (%)	As of March 31, 2017	Average interest rate (%)	As of the transition date (April 1, 2016)	Maturity date
Short-term borrowings	137,323	1.0	142,769	0.9	145,796	—
Current portion of long-term borrowings repayable within one year	184,809	1.0	201,514	0.9	280,733	—
Current portion of bonds repayable within one year	85,700	1.5	140,315	1.5	50,304	—
Current portion of lease liabilities repayable within one year	8,550	0.8	10,040	0.7	9,250	—
Commercial papers	89,000	(0.0)	31,854	0.2	4,000	—
Long-term borrowings	1,401,156	0.8	1,394,096	0.8	1,243,697	July 19, 2075
Bonds	209,996	1.0	255,690	1.3	336,538	September 19, 2031
Lease liabilities	41,218	0.8	38,648	0.7	36,016	March 31, 2076

Total	2,157,755		2,214,928		2,106,337

“Average interest rate” represents the weighted average interest rate to the aggregate balance at the end of the reporting period.

(2)	Details of bonds

				(Millions of Yen)

Type	Issue date	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)	Maturity date
Bonds issued by NSSMC
The 29th Issue of Unsecured Corporate Bonds	March 17, 1997	—	—	10,304	March 17, 2017
The 30th Issue of Unsecured Corporate Bonds	September 11, 1997	—	10,140	10,447	September 11, 2017
Japanese Yen Corporate Bonds Maturity 2019	February 15, 1999	696	693	689	February 15, 2019
The 53rd Issue of Unsecured Corporate Bonds	November 30, 2007	—	29,999	29,998	September 20, 2017
The 55th Issue of Unsecured Corporate Bonds	January 25, 2008	—	30,175	30,407	December 20, 2017
The 57th No. 2 Issue of Unsecured Corporate Bonds	May 23, 2008	—	29,997	29,995	March 20, 2018
The 58th Issue of Unsecured Corporate Bonds	September 2, 2008	30,000	30,000	30,000	June 20, 2018
The 59th Issue of Unsecured Corporate Bonds	September 2, 2008	10,000	10,000	10,000	June 20, 2028
The 61st Issue of Unsecured Corporate Bonds	December 2, 2008	15,000	15,000	15,000	September 20, 2018
The 63rd Issue of Unsecured Corporate Bonds	June 9, 2009	20,000	20,000	20,000	June 20, 2019
The 64th Issue of Unsecured Corporate Bonds	April 20, 2010	20,000	20,000	20,000	March 19, 2020
The 61st No.2 Issue of Unsecured Corporate Bonds	April 23, 2010	—	—	10,000	April 22, 2016
The 62nd No.2 Issue of Unsecured Corporate Bonds	July 23, 2010	—	10,000	10,000	July 21, 2017
The 65th Issue of Unsecured Corporate Bonds	August 31, 2010	15,000	15,000	15,000	June 19, 2020
The 67th Issue of Unsecured Corporate Bonds	May 24, 2011	30,000	30,000	30,000	March 19, 2021
The 64th No.2 Issue of Unsecured Corporate Bonds	May 31, 2011	—	—	10,000	May 31, 2016
The 65th No.2 Issue of Unsecured Corporate Bonds	May 31, 2011	10,000	10,000	10,000	May 31, 2018
The 66th No.2 Issue of Unsecured Corporate Bonds	July 25, 2011	—	—	10,000	July 25, 2016

				(Millions of Yen)

Type	Issue date	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)	Maturity date
The 68th Issue of Unsecured Corporate Bonds	October 20, 2011	15,000	15,000	15,000	September 17, 2021
The 67th No.2 Issue of Unsecured Corporate Bonds	October 20, 2011	—	—	10,000	October 20, 2016
The 68th No.2 Issue of Unsecured Corporate Bonds	October 20, 2011	10,000	10,000	10,000	October 19, 2018
The 69th Issue of Unsecured Corporate Bonds	April 20, 2012	—	10,000	10,000	April 20, 2017
The 70th Issue of Unsecured Corporate Bonds	April 20, 2012	10,000	10,000	10,000	April 19, 2019
The 69th No.2 Issue of Unsecured Corporate Bonds	July 20, 2012	10,000	10,000	10,000	June 20, 2019
The 70th No.2 Issue of Unsecured Corporate Bonds	July 20, 2012	20,000	20,000	20,000	June 20, 2022
The 1st Issue of Unsecured Corporate Bonds	September 26, 2016	10,000	10,000	—	September 18, 2026
The 2nd Issue of Unsecured Corporate Bonds	September 26, 2016	10,000	10,000	—	September 19, 2031
The 3rd Issue of Unsecured Corporate Bonds	May 25, 2017	10,000	—	—	May 20, 2024
The 4th Issue of Unsecured Corporate Bonds	May 25, 2017	10,000	—	—	May 20, 2027
The 5th Issue of Unsecured Corporate Bonds	December 8, 2017	10,000	—	—	December 20, 2024
The 6th Issue of Unsecured Corporate Bonds	December 8, 2017	10,000	—	—	December 20, 2027

Bonds issued by Nisshin Steel
The 19th Issue of Unsecured Corporate Bonds	June 2, 2008	10,000	10,000	—	June 1, 2018
The 21st Issue of Unsecured Corporate Bonds	June 4, 2012	—	20,000	—	June 2, 2017
The 23rd Issue of Unsecured Corporate Bonds	March 10, 2014	10,000	10,000	—	March 8, 2019

Total		295,696	396,005	386,842

(3)	Reconciliation of changes in liabilities in cash flows from financing activities

The table below presents a reconciliation of main changes in liabilities arising from financing activities.

	(Millions of Yen)

	Short-term borrowings	Commercial papers	Long-term borrowings	Bonds	Lease liabilities	Total
As of the transition date (April 1, 2016)	145,796	4,000	1,524,431	386,842	45,267	2,106,337
Cash flows from financing activities	(48,189)	20,800	(94,043)	(30,000)	(12,233)	(163,665)
Effects of changes in consolidation scope	48,759	7,000	169,628	40,000	4,950	270,338
Effects of changes in foreign exchange rates	(1,173)	54	(3,590)	—	20	(4,689)
Other	(2,424)	—	(814)	(836)	10,683	6,607

As of March 31, 2017	142,769	31,854	1,595,610	396,005	48,688	2,214,928

Cash flows from financing activities	(7,114)	57,140	2,672	(100,000)	(12,377)	(59,677)
Effects of changes in consolidation scope	1,331	—	1,435	—	(7)	2,759
Effects of changes in foreign exchange rates	276	4	(10,865)	—	196	(10,387)
Other	60	—	(2,886)	(309)	13,267	10,132

As of March 31, 2018	137,323	89,000	1,585,966	295,696	49,768	2,157,755

18.	Leases

The Group leases assets such as machinery as a lessee and land and buildings as a lessor.

(1)	Finance leases

As a lessee

Future minimum lease payments under finance lease contracts are as follows:

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Within 1year	8,550	10,040
Over 1 but less than 5 years	22,582	19,861
Over 5 years	18,635	18,786

Total	49,768	48,688

There is no significant difference between the total future minimum lease payments and the present value of total future minimum lease payments as of March 31, 2017 and 2018.

(2)	Operating leases

As a lessee

The future minimum lease payments under non-cancellable operating lease contracts are as follows:

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Within 1 year	9,965	4,748
Over 1 but less than 5 years	31,624	7,107
Over 5 years	6,638	1,442

Total	48,228	13,298

Operating lease expenses under non-cancellable operating lease contracts recognized during the years ended March 31, 2018 and 2017 amounted to 9,597 million yen and 4,682 million yen, respectively.

As a lessor

The future lease payments expected to be received under non-cancellable operating lease contracts are as follows:

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Within 1 year	1,906	1,010
Over 1 but less than 5 years	6,549	3,734
Over 5 years	7,654	4,586

Total	16,110	9,331

19.	Employee Benefits

(1)	Overview of retirement benefit plans

The retirement benefit plans that the Group offers to its employees include lump-sum retirement payment plans, defined benefit plans, and defined contribution plans.

Under the lump-sum retirement payment plans, the Group makes lump-sum payments to eligible employees upon their retirement. The amount of benefits under these plans is determined mainly based on the employee’s base salary and years of service at retirement.

The Group also has defined benefit plans that are corporate pension plans in compliance with the Defined-Benefit Corporate Pension Act of Japan and provides benefit payments to eligible employees over a certain period of time after retirement. The amount of benefits under these plans is determined mainly based on the employee’s base salary and years of service at retirement.

The management of plan assets for defined benefit plans aims to maximize the value of the plan assets within an acceptable level of risk in order to ensure stable future pension benefit payments to the plan participants and qualified beneficiaries. Specifically, the plan establishes a medium and long-term investment portfolio taking into consideration of the characteristics of the plan assets and pension obligations. This investment portfolio is reviewed periodically and adjusted for changes in the market environment and funding position since initial assumptions has been set out.

Under the defined contribution plans, the responsibility of the Company and its subsidiaries is limited to contributions based on the amount determined in the retirement benefits policies of each participating company.

(2)	Reconciliation of the present value of the defined benefit obligations

The changes in the present value of the defined benefit obligations for the Group are as follows:

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Balance at beginning of the year	650,749	590,590
Current service cost	34,168	29,783
Interest cost	2,591	2,070
Actuarial gains and losses	296	(474)
Past service cost	(5,700)	88
Benefits paid	(55,624)	(61,243)
Effect of changes in consolidation scope	—	89,966
Other	(7,199)	(33)

Balance at end of the year	619,280	650,749

The weighted average duration of the defined benefit obligations for the years ended March 31, 2018 and 2017 is 11.5 years and 11.1 years, respectively.

(3)	Reconciliation of the fair value of the plan assets

The changes in the fair value of the plan assets for the Group are as follows:

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Balance at beginning of the year	545,072	505,012
Interest income	2,788	2,359
Return on plan assets, excluding interest income	29,550	33,317
Employer contributions	13,765	15,972
Benefits paid	(34,637)	(37,397)
Effect of changes in consolidation scope	—	66,977
Other	(1,866)	(41,171)

Balance at end of the year	554,671	545,072

The Group expects to contribute 12,324 million yen to the defined benefit plans for the year ending March 31, 2019.

(4)	The components of the fair value of plan assets by asset category

The components of the fair value of plan assets by asset category are as follows:

	(Millions of Yen)

	As of March 31, 2018		As of March 31, 2017		As of the transition date (April 1, 2016)
	With quoted market price in an active market	With no quoted market price in an active market	With quoted market price in an active market	With no quoted market price in an active market	With quoted market price in an active market	With no quoted market price in an active market
Bonds	83,441	—	90,714	—	102,653	—
Equity investments	249,400	—	235,727	—	211,708	—
Cash and bank deposits	32,799	—	51,439	—	37,532	—
General accounts at life insurance company	—	123,396	—	120,025	—	107,205
Other	—	65,633	—	47,165	—	45,912

Total	365,641	189,030	377,880	167,191	351,894	153,117

(5)	Significant actuarial assumptions

The significant actuarial assumptions used to determine the present value of defined benefit obligations for the Company are as follows:

	As of March 31, 2018	As of March 31, 2017	As of the transition date (April 1, 2016)
Discount rate	0.3%	0.3%	0.3%

(6)	Sensitivity analysis

The effects on defined benefit obligations of increase in the discount rates are as follows:

(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Effects of incremental increase in discount rate by 0.5%	32,049 million yen decrease	33,199 million yen decrease

The sensitivity analysis assumes that other assumptions remain unchanged.

(7)	Defined contribution plans

The amounts recognized as expenses for defined contribution plans are 5,008 million yen and 4,926 million yen for the years ended March 31, 2018 and 2017, respectively.

(8)	Employee benefits expenses

The Group incurred employee benefits expenses of 831,273 million yen and 753,712 million yen for the years ended March 31, 2018 and 2017, respectively. These expenses are included in “Cost of sales” and “Selling, general and administrative expenses” in the consolidated statements of profit or loss.

Salary, bonus, statutory health and welfare benefits and retirement benefits expenses are included in employee benefits expenses.

20.	Equity and Other Equity Items

(1)	Common stock and reserves

The total number of shares authorized to be issued and shares outstanding are as follows:

	Number of shares authorized to be issued (Thousands)	Number of shares outstanding (Thousands)
As of the transition date (April 1, 2016)	2,000,000	950,321
Changes	—	—
As of March 31, 2017	2,000,000	950,321
Changes	—	—
As of March 31, 2018	2,000,000	950,321

All the shares authorized to be issued and shares outstanding are without par value.

Capital surplus

Capital surplus comprises of amounts generated through capital transactions that are not recorded in common stock, and its primary component is capital reserves.

The Companies Act of Japan stipulates that one-half or more of the proceeds from issuance of shares should be incorporated in common stock, and that the remainder shall be incorporated in capital reserve included in capital surplus. The act stipulates that the capital reserve may be incorporated in common stock upon resolution at the general meeting of shareholders.

Retained earnings

Retained earnings consist of legal reserves and accumulated earnings. The Companies Act of Japan provides that one-tenth of cash dividends be appropriated as capital reserve or legal reserve at the date of distribution until the total amount of these reserves equals one-fourth of common stock. Legal reserve may be utilized to cover capital losses upon resolution at the general meeting of shareholders.

(2)	Treasury stock

The total number of treasury stock held by the Group is as follows:

Number of shares (Thousands)
As of the transition date (April 1, 2016)	48,055
Changes	19,619
As of March 31, 2017	67,674
Changes	36
As of March 31, 2018	67,710

21.	Dividends

The dividends paid by the Company are as follows:

Year ended March 31, 2018

(1)	Dividends paid

Date of resolution	Class of share	Total amount of dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Shareholders’ meeting held on June 27, 2017	Ordinary shares	39,776	45	March 31, 2017	June 28, 2017
Board of directors meeting held on October 27, 2017	Ordinary shares	26,517	30	September 30, 2017	November 30, 2017

(2)	Dividends that belong to the current consolidated reporting year but become effective in the subsequent consolidated reporting year

Date of resolution	Class of share	Source of dividends	Total amount of dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Shareholders’ meeting held on June 26, 2018	Ordinary shares	Retained earnings	35,355	40	March 31, 2018	June 27, 2018

Year ended March 31, 2017

(1)	Dividends paid

Date of resolution	Class of share	Total amount of dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Shareholders’ meeting held on June 24, 2016	Ordinary shares	13,554	15	March 31, 2016	June 27, 2016

(2)	Dividends that belong to the current consolidated reporting year but become effective in the subsequent consolidated reporting year

Date of resolution	Class of share	Source of dividends	Total amount of dividends (Millions of Yen)	Dividends per share (Yen)	Record date	Effective date
Shareholders’ meeting held on June 27, 2017	Ordinary shares	Retained earnings	39,776	45	March 31, 2017	June 28, 2017

22.	Revenue

The Company generates revenue from transactions from various segment categories. Revenue generated from steelmaking and steel fabrication, chemicals, and new materials segments consists primarily of revenue generated from sale of goods while revenue generated from engineering and construction segments and systems solutions segments primarily consists of services rendered under customer contracts.

The revenue of each segment is described in Note 6 “Segment Information”.

Total cumulative costs incurred and profits recognized for construction contracts in progress as of the years ended March 31, 2018 and 2017 are as follows:

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Total costs incurred and profits recognized	114,173	106,179

Gross amounts due from and due to customers under construction contracts are as follows:

	(Millions of Yen)

	As of March 31, 2018	As of March 31, 2017
Gross amount due from customers for contract work	58,802	53,875
Gross amount due to customers for contract work	3,168	2,522

23.	Selling, General and Administration Expenses

The components of selling, general and administrative expenses are as follows:

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Transportation and storage	141,873	112,637
Salaries and bonuses	137,687	122,184
Retirement benefit costs	7,336	5,897
Research and development costs	61,019	54,912
Depreciation and amortization	10,064	7,138
Other	175,804	163,584

Total	533,787	466,351

24.	Research and Development Costs

The total amounts of research and development costs included in “Cost of sales” and “Selling, general and administrative expenses” are as follows:

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Research and development costs	74,071	70,100

25.	Other Operating Income and Other Operating Expenses

The components of “Other operating income” and “Other operating expenses” are as follows:

(1)	Other operating income

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Dividends received	17,832	15,005
Other	73,689	47,102

Total	91,521	62,108

Dividend income is generated mainly from financial assets measured at fair value through other comprehensive income.

(2)	Other operating expenses

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Foreign exchanges losses (net)	3,976	9,310
Impairment losses	18,075	—
Losses on disposal of fixed assets	30,540	32,322
Other	46,181	39,539

Total	98,773	81,171

26.	Gain from Share Divestiture

Gain from share divestiture includes gains or losses resulting from loss of control in investments in subsidiaries and loss of significant influence in investments in associates and joint ventures. Majority of the gain from share divestiture for the year ended March 31, 2017 resulted from gain from the partial sale of shares of SUMCO Corporation, which was offset by loss from the share divestiture of Butt-welding Fittings Business of Nippon Steel & Sumikin Kikoh Company, Ltd., in the steelmaking and steel fabrication segment.

27.	Finance Income and Finance Costs

The components of “Finance income” and “Finance costs” are as follows:

(1)	Finance income

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Interest income	5,710	6,241
Other	1,933	81

Total	7,644	6,322

Interest income is generated mainly from financial assets measured at amortized cost.

(2)	Finance costs

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Interest expense	21,339	19,292
Other	3,245	2,293

Total	24,584	21,586

Interest expense is generated mainly from financial liabilities measured at amortized cost.

28.	Impairment of Non-Financial Assets

(1)	Impairment losses

Year ended March 31, 2018

	(Millions of Yen)

Steelmaking and steel fabrication	Engineering and construction	Chemicals	New materials	System solutions	Adjustments	Total
9,932	2,472	3,334	—	2,570	(234)	18,075

Impairment losses in the steelmaking and steel fabrication segment are recognized mainly due to unfavorable business environment. This includes the impairment losses of 8,505 million yen recognized with respect to the operating assets held by a subsidiary in the U.S. which operates pipe business and the carrying amount of related assets was reduced to the recoverable amount of zero. The recoverable amount of related assets is calculated based on value-in-use using the discounted cash flow method.

Impairment losses in the engineering and construction segment are recognized due to unfavorable business environment. This is arisen from the reduction in the carrying amount of goodwill acquired in business combinations of a subsidiary which operates environmental plant engineering business in Europe. The recoverable amount of related assets is calculated based on value-in-use using the discounted cash flow method with the pre-tax discounted rate of 8.0%.

Impairment losses in the chemicals segment are recognized due to unfavorable business environment. This is arisen from the reduction in the carrying amount of the operating assets held by a subsidiary which operates coal chemicals business in China.

Impairment losses in the system solutions segment are recognized by assessing the forecast of future earnings with respect to a part of data center assets. The recoverable amount of related assets is calculated based on the fair value less costs of disposal which is mainly based on real estate appraisals and was categorized within Level 3 of the fair value hierarchy.

Year ended March 31, 2017

There are no material impairment losses occurred in the year ended March 31, 2017.

(2)	Impairment test of goodwill

The breakdown of the carrying amount of goodwill by segment is as follows:

	(Millions of Yen)

Operating Segment	As of March 31, 2018	As of March 31, 2017	As of transition date (April 1, 2016)
Steelmaking and steel fabrication	28,596	29,275	26,732
Engineering and construction	8,641	10,261	11,020
Chemicals	—	—	—
New materials	—	—	—
System solutions	5,025	5,025	2,022

Total	42,263	44,563	39,774

The recoverable amount of the cash-generating units to which the goodwill is allocated is calculated based on value-in-use. In measuring value in use, past experience and external evidence are reflected and the estimated future cash flows are discounted to the present value. The future cash flows are estimated based on a business plan approved by management, which covers a maximum period of five years, and a growth rate for subsequent years.

The discount rate is calculated based on the weighted average cost of capital of each cash-generating unit which is mainly 8.0%.

29.	Other Comprehensive Income

The components of other comprehensive income are as follows:

Year ended March 31, 2018

	(Millions of Yen)

	Incurred during the year	Reclassification	Before tax effect	Tax effect	After tax effect
Items that cannot be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income	94,274	—	94,274	(29,051)	65,222
Remeasurements of defined benefit assets	29,253	—	29,253	(9,831)	19,422
Share of other comprehensive income of investments accounted for using the equity method	5,125	—	5,125	—	5,125

Subtotal	128,653	—	128,653	(38,883)	89,770

Items that might be reclassified to profit or loss
Changes in fair value of cash flow hedges	(2,351)	4,678	2,326	(538)	1,788
Foreign exchange differences on translation of foreign operations	12,390	(215)	12,174	(1,582)	10,592
Share of other comprehensive income of investments accounted for using the equity method	(2,488)	(113)	(2,602)	—	(2,602)

Subtotal	7,550	4,349	11,899	(2,120)	9,778

Total	136,203	4,349	140,552	(41,003)	99,548

“Incurred during the year” and “Reclassification” in shares of other comprehensive income of investments accounted for using the equity method are stated with the amount after tax effect.

Year ended March 31, 2017

	(Millions of Yen)

	Incurred during the year	Reclassification	Before tax effect	Tax effect	After tax effect
Items that cannot be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income	119,533	—	119,533	(33,263)	86,269
Remeasurements of defined benefit assets	33,791	—	33,791	(9,727)	24,063
Share of other comprehensive income of investments accounted for using the equity method	406	—	406	—	406

Subtotal	153,732	—	153,732	(42,991)	110,740

Items that might be reclassified to profit or loss
Changes in fair value of cash flow hedges	5,404	8,533	13,937	(4,485)	9,452
Foreign exchange differences on translation of foreign operations	(28,332)	2,551	(25,781)	702	(25,079)
Share of other comprehensive income of investments accounted for using the equity method	8,008	1,854	9,863	—	9,863

Subtotal	(14,919)	12,939	(1,980)	(3,782)	(5,763)

Total	138,812	12,939	151,751	(46,774)	104,977

“Incurred during the year” and “Reclassification” in shares of other comprehensive income of investments accounted for using the equity method are stated with the amount after tax effect.

30.	Earnings per Share

Profit for the year attributable to owners of the parent is as follows:

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Profit for the year attributable to owners of the parent	180,832	137,246
Profit for the year not attributable to ordinary equity holders of the parent	—	—

Profit for the year used to calculate basic earnings per share	180,832	137,246

Diluted earnings per share is not presented as there are no potential dilutive shares.

The weighted average number of ordinary shares outstanding is as follows:

	(Shares)

	Year ended March 31, 2018	Year ended March 31, 2017
Weighted average number of ordinary shares outstanding	882,629,157	884,959,677

31.	Financial Instruments

(1)	Capital management

Under the presumption that a certain level of financial stability is maintained, the Group has capital management policies which emphasize operational efficiency of invested capital, maximize corporate value by utilizing funds in investments (including investments in capital expenditure, research and development and M&A) which are expected to generate revenue which exceeds the cost of capital to enable sustainable growth and, at the same time, meet the demands of shareholders by providing returns to shareholders based on profits. The necessary funds to achieve this are primarily provided through cash flows from operating activities which are generated from maintaining and enhancing the Group’s earnings power, and the Group raises funds through borrowings from banks and the issuance of corporate bonds, as necessary.

The Group identifies Return on Equity (“ROE”) and Debt Equity Ratio (“D/E ratio”) as key management indicators to achieve medium and long-term profit growth and stability of the financial base. ROE is calculated by dividing profit for the year attributable to owners of the parent by the equity attributable to owners of the parent. D/E ratio is calculated by dividing interest-bearing debts by the equity attributable to owners of the parent.

	As of March 31, 2018	As of March 31, 2017
ROE (%)	6.0	4.8
D/E Ratio (times)	0.69	0.76

There are no significant capital regulations which are applied to the Company.

(2)	Classification of financial instruments

(a)	Valuation techniques used to measure the fair value for the financial instruments with a carrying amount measured at fair value

(i)	Equity instruments

The fair value of marketable equity instruments is measured using quoted market prices at the end of the reporting period.

The fair value of non-marketable equity instruments is estimated using appropriate valuation techniques, such as the market approach.

(ii)	Derivatives

The fair value of derivatives is measured with reference to prices provided by the counterparty and forward exchange rates.

(b)	Classification by levels in the fair value hierarchy

The fair value hierarchy of financial instruments is classified from Level 1 to Level 3 as follows:

Level 1:	Fair value measured with quoted prices in active markets for identical assets or liabilities,

Level 2:	Fair value measured using inputs that are directly or indirectly observable for assets or liabilities other than those in Level 1,

Level 3:	Fair value measured using inputs that are not based on observable market data for assets or liabilities.

(c)	Method to measure the changes in fair value

FVTPL: Method of measuring changes in fair value through profit or loss

FVOCI: Method of measuring changes in fair value through other comprehensive income

(d)	Carrying amounts of financial instruments by classification

The carrying amounts of financial instruments by classification as of March 31, 2018 and 2017 and the transition date are as follows:

As of March 31, 2018

Financial assets

	(Millions of Yen)

	Carrying amount
	Amortized cost	Fair value		Total
		FVTPL	FVOCI
Current assets
Cash and cash equivalents	142,869	—	—	142,869
Trade and other receivables	832,040	—	—	832,040
Other financial assets	12,351	61	6,765	19,178
Derivatives	—	61	6,765	6,827
Debt instruments	12,351	—	—	12,351
Non-current assets
Other financial assets	74,538	—	933,088	1,007,627
Equity instruments	—	—	926,465	926,465
Derivatives	—	—	6,623	6,623
Debt instruments	74,538	—	—	74,538

Derivatives included in FVOCI represent the effective portion of hedging instruments designated in cash flow hedge.

Financial liabilities

	(Millions of Yen)

	Carrying amount
	Amortized cost	Fair value		Total
		FVTPL	FVOCI
Current liabilities
Trade and other payables	1,580,597	—	—	1,580,597
Bonds and borrowings	496,833	—	—	496,833
Other financial liabilities
Derivatives	—	329	344	674
Non-current liabilities
Bonds and borrowings	1,611,153	—	—	1,611,153
Other financial liabilities
Derivatives	—	—	6,572	6,572
Other non-current liabilities	120,156	—	—	120,156

Derivatives included in FVOCI represent the effective portion of hedging instruments designated in cash flow hedge.

The carrying amount of “other non-current liabilities” in the table above does not include the liabilities recognized in accordance with IAS 19 which amounts to 22,971 million yen.

As of March 31, 2017

Financial assets

	(Millions of Yen)

	Carrying amount
	Amortized cost	Fair value		Total
		FVTPL	FVOCI
Current assets
Cash and cash equivalents	123,929	—	—	123,929
Trade and other receivables	823,297	—	—	823,297
Other financial assets	3,966	789	7,003	11,760
Derivatives	—	789	7,003	7,793
Debt instruments	3,966	—	—	3,966
Non-current assets
Other financial assets	82,010	—	886,863	968,874
Equity instruments	—	—	870,107	870,107
Derivatives	—	—	16,756	16,756
Debt instruments	82,010	—	—	82,010

Financial liabilities

	(Millions of Yen)

	Carrying amount
	Amortized cost	Fair value		Total
		FVTPL	FVOCI
Current liabilities
Trade and other payables	1,452,694	—	—	1,452,694
Bonds and borrowings	486,137	30,315	—	516,453
Other financial liabilities
Derivatives	—	33	2,964	2,998
Non-current liabilities
Bonds and borrowings	1,649,786	—	—	1,649,786
Other financial liabilities
Derivatives	—	0	7,932	7,932
Other non-current liabilities	113,615	—	—	113,615

Bonds and borrowings included in FVTPL represent hedged items designated in fair value hedge.

Derivatives included in FVOCI represent the effective portion of hedging instruments designated in cash flow hedge.

The carrying amount of “other non-current liabilities” in the table above does not include the liabilities recognized in accordance with IAS 19 which amounts to 22,181 million yen.

As of the transition date (April 1, 2016)

Financial assets

	(Millions of Yen)

	Carrying amount
	Amortized cost	Fair value		Total
		FVTPL	FVOCI
Current assets
Cash and cash equivalents	121,183	—	—	121,183
Trade and other receivables	685,707	—	—	685,707
Other financial assets	7,809	1,939	4,562	14,311
Derivatives	—	1,939	4,562	6,502
Debt instruments	7,809	—	—	7,809
Non-current assets
Other financial assets	89,050	764	660,439	750,253
Equity instruments	—	—	643,449	643,449
Derivatives	—	764	16,989	17,753
Debt instruments	89,050	—	—	89,050

Financial liabilities

	(Millions of Yen)

	Carrying amount
	Amortized cost	Fair value		Total
		FVTPL	FVOCI
Current liabilities
Trade and other payables	1,141,493	—	—	1,141,493
Bonds and borrowings	450,529	30,304	—	480,833
Other financial liabilities
Derivatives	—	19	8,441	8,461
Non-current liabilities
Bonds and borrowings	1,549,241	30,994	—	1,580,236
Other financial liabilities
Derivatives	—	0	9,954	9,954
Other non-current liabilities	85,577	—	—	85,577

Bonds and borrowings included in FVTPL represent hedged items designated in fair value hedge.

Derivatives included in FVOCI represent the effective portion of hedging instruments designated in cash flow hedge.

The carrying amount of “other non-current liabilities” in the table above does not include the liabilities recognized in accordance with IAS 19 which amounts to 20,061 million yen.

(e)	Financial instruments measured at fair value

The tables below represent the financial instruments measured at fair value on a recurring basis by level as of March 31, 2018, March 31, 2017 and the transition date.

As of March 31, 2018

Financial assets measured at fair value

	(Millions of Yen)

	Level 1	Level 2	Level 3	Total
FVTPL
Other financial assets
Derivatives	—	61	—	61
FVOCI
Other financial assets
Equity instruments	847,645	—	78,819	926,465
Derivatives	—	13,388	—	13,388

Financial liabilities measured at fair value

	(Millions of Yen)

	Level 1	Level 2	Level 3	Total
FVTPL
Bonds and borrowings	—	—	—	—
Other financial liabilities
Derivatives	—	329	—	329
FVOCI
Other financial liabilities
Derivatives	—	6,917	—	6,917

Derivatives included in FVOCI represent the effective portion of hedging instruments designated in cash flow hedge.

As of March 31, 2017

Financial assets measured at fair value

(Millions of Yen)

	Level 1	Level 2	Level 3	Total
FVTPL
Other financial assets
Derivatives	—	789	—	789
FVOCI
Other financial assets
Equity instruments	786,869	—	83,237	870,107
Derivatives	—	23,759	—	23,759

Financial liabilities measured at fair value

(Millions of Yen)

	Level 1	Level 2	Level 3	Total
FVTPL
Bonds and borrowings	25,315	—	5,000	30,315
Other financial liabilities
Derivatives	—	33	—	33
FVOCI
Other financial liabilities
Derivatives	—	10,896	—	10,896

Derivatives included in FVOCI represent the effective portion of hedging instruments designated in cash flow hedge.

Bonds and borrowings included in FVTPL represent hedged items designated in fair value hedge.

As of the transition date (April 1, 2016)

Financial assets measured at fair value

(Millions of Yen)

	Level 1	Level 2	Level 3	Total
FVTPL
Other financial assets
Derivatives	—	2,704	—	2,704
FVOCI
Other financial assets
Equity instruments	563,760	—	79,688	643,449
Derivatives	—	21,551	—	21,551

Financial liabilities measured at fair value

(Millions of Yen)

	Level 1	Level 2	Level 3	Total
FVTPL
Bonds and borrowings	36,159	—	25,139	61,298
Other financial liabilities
Derivatives	—	19	—	19
FVOCI
Other financial liabilities
Derivatives	—	18,396	—	18,396

Derivatives included in FVOCI represent the effective portion of hedging instruments designated in cash flow hedge.

Bonds and borrowings included in FVTPL represent hedged items designated in fair value hedge.

The changes of equity instruments measured at Level 3 are as follows:

		(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Balance at beginning of the year	83,237	79,688
Net changes in fair value	1,197	1,686
Acquisitions	54	456
Sale / settlements	(2,106)	(1,810)
Other	(3,562)	3,217

Balance at end of the year	78,819	83,237

(f)	Equity instruments measured at fair value through other comprehensive income (“FVOCI”)

(i)	Fair value of significant equity instruments measured at FVOCI by name

As of March 31, 2018	Amount (Millions of Yen)
POSCO	96,996
Toyota Motor Corporation	79,778
SUMCO Corporation	64,783
Suzuki Motor Corporation	44,462
Vallourec S.A.	37,466

As of March 31, 2017	Amount (Millions of Yen)
POSCO	83,787
SUMCO Corporation	72,948
Toyota Motor Corporation	70,626
Vallourec S.A.	49,726
Suzuki Motor Corporation	35,864

As of the transition date (April 1, 2016)	Amount (Millions of Yen)
POSCO	93,750
Toyota Motor Corporation	64,610
Daiwa Can Company	30,400
Honda Motor Co., Ltd.	24,864
Central Japan Railway Company	23,716

(ii)	Fair value at the time of derecognition for assets that were derecognized and cumulative gains or losses on disposal

The Group derecognizes certain financial assets that are measured at fair value through other comprehensive income as a result of disposals through sale occurring as a result of review of business relationships.

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Fair value at the time of derecognition	37,532	40,583
Cumulative gains or losses on disposal (net of tax)	6,542	5,932

(iii)	Dividends recognized for the equity investments measured at FVOCI during the reporting period

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Investment derecognized in the reporting period	865	996
Investment held at the end of reporting period	16,967	14,008

Total	17,832	15,005

(3)	Fair value of financial instruments

Financial instruments measured at amortized cost

The fair value of financial assets and financial liabilities measured at amortized cost is as follows:

	(Millions of Yen)

	Carrying amount	Fair value
As of March 31, 2018		Level 1	Level 2	Level 3
Financial assets (Current)
Other financial assets
Debt instruments	12,351	1,233	3,103	8,018
Financial assets (Non-current)
Other financial assets
Debt instruments	74,538	23	5,497	69,015
Financial liabilities (Current)
Bonds and borrowings	496,833	86,080	—	411,133
Financial liabilities (Non-current)
Bonds and borrowings	1,611,153	215,686	—	1,415,613

	(Millions of Yen)

	Carrying amount	Fair value
As of March 31, 2017		Level 1	Level 2	Level 3
Financial assets (Current)
Other financial assets
Debt instruments	3,966	944	496	2,528
Financial assets (Non-current)
Other financial assets
Debt instruments	82,010	278	4,489	77,232
Financial liabilities (Current)
Bonds and borrowings	486,137	116,006	—	371,137
Financial liabilities (Non-current)
Bonds and borrowings	1,649,786	264,114	—	1,412,022

		(Millions of Yen)

	Carrying amount	Fair value
As of the transition date (April 1, 2016)		Level 1	Level 2	Level 3
Financial assets (Current)
Other financial assets
Debt instruments	7,809	698	—	7,111
Financial assets (Non-current)
Other financial assets
Debt instruments	89,050	—	4,486	84,550
Financial liabilities (Current)
Bonds and borrowings	450,529	40,037	—	410,529
Financial liabilities (Non-current)
Bonds and borrowings	1,549,241	323,848	—	1,261,808

The tables do not include financial assets and liabilities measured at amortized cost whose fair values approximate their carrying amounts.

Valuation techniques used to measure the fair value of financial instruments measured at amortized cost

•	The fair value of a marketable financial asset is measured with reference to its market price at the end of reporting period.

•	The fair value of a non-marketable financial asset is measured with reference to the price quoted by financial institutions.

•	The fair value of a bond is measured with reference to its market price at the end of reporting period.

•	The fair value of a borrowing is measured at the present value of the total amounts of principal and interest discounted by the Group’s incremental borrowing rate with a similar term.

(4)	Risk management

The Group is exposed to various financial risks (market risk, credit risk and liquidity risk) arising from its business activities and implements risk management processes to minimize these financial risks.

(a)	Market risk management

(i)	Foreign currency risk

Trade receivables denominated in foreign currencies arising from exports of products are exposed to foreign currency risk.

Trade payables, notes payable and other payables are, in principle, come due within one year. Certain trade payables are denominated in foreign currencies arising from imports of raw materials and exposed to foreign currency risk.

The Group enters into forward exchange contracts and currency swaps to hedge foreign exchange risk arising from sales and capital transactions and investing and financing activities of the Group.

Derivative transactions are executed in accordance with the internal derivative transaction policy. According to the internal l derivative transaction policy, the policy for entering into a derivative transaction of financial instruments is discussed and approved by the Financial Management Committee and reported as necessary at the Board of Directors’ meeting. Subsequently the Financial Controller approves the implementation of derivatives within the approved authority limits and reports that transaction amounts as well as gains or losses arising from derivative transactions to the Financial Management Committee on a regular basis.

The Group’s principal foreign currency risk exposures for the years ended March 31, 2017 and 2018 are as follows.

	(Millions of USD)

	As of March 31, 2018	As of March 31, 2017
Net exposure (liability)	(174)	(155)

Impacts on profit before income taxes in the consolidated statements of profit or loss if Japanese yen were to appreciate by 1% against the U.S. Dollar at the end of the reporting period are as follows. In this analysis, the impacts on the assets and liabilities denominated in foreign currencies as of March 31, 2017 and 2018 are estimated by assuming that variables, such as outstanding balances and interest rates, are constant.

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Impacts on profit before income taxes	185	174

(ii)	Interest rate risk

Certain bonds and long-term borrowings are floating-rates debts. The interest expenses vary depending on interest rates.

The Group enters into interest rate swap contracts to mitigate the risk of interest rate fluctuations.

Impacts on income taxes in the consolidated statements of profit or loss if interest rates were to increase by 1% at the end of the reporting period are as follows. In this analysis, all other variables are assumed to be constant.

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Impacts on profit before income taxes	(5,787)	(7,281)

(iii)	Market price fluctuation risk

Marketable equity instruments mainly represent the shares of trade counterparties for which are purchased to strengthen business alliances and are exposed to market price fluctuation risk. The Group monitors the market price on a regular basis and regularly evaluates the necessity to retain the respective investments.

(b)	Credit risk management

In accordance with the internal credit management policy, the Group shares customer credit records with related departments, and provides for credit protection measures as necessary. Trade receivables, including notes and accounts receivable, are exposed to the credit risk of customers. The Group limits transactions to customers who are also the principal suppliers of the Group such that the trade receivables due from the customers may be offset with the trade payables and borrowings, or to customers with high credit ratings where and the Group concludes that there are limited credit risks.

(i)	Credit risk exposure

The total amount of the contractual amounts of financial guarantees and loan commitments and the carrying amount of financial assets (net of impairment) represents its maximum exposure to credit risk without taking into account of any collaterals held.

For the credit risk exposure, the Group recognizes the allowance for doubtful accounts by measuring the lifetime expected credit losses.

Allowance for doubtful accounts with respect to trade receivables is assessed by multiplying the carrying amount of trade receivables by the rate of historical credit losses on an individual basis.

(ii)	Financial assets subject to allowance for doubtful accounts

The aging of trade and other receivables is as follows:

	(Millions of Yen)

Days past due	As of March 31, 2018	As of March 31, 2017
Current	831,985	823,183
Within 90 days	1,684	1,657
Over 90 days and within 1 year	363	498
Over 1 year	108	191

Total	834,142	825,531

(iii)	Changes in allowance for doubtful accounts

The changes in allowance for doubtful accounts are as follows:

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Balance at beginning of the year	5,854	3,185
Increase during the year	1,529	1,802
Decrease during the year	(1,513)	(344)
Other	7	1,211
Balance at end of the year	5,878	5,854

(c)	Liquidity risk management

The Group manages its liquidity risk on financing activities (the risk that debts cannot be paid by the due dates) by preparing and regularly updating a cash flow forecast based on the reports obtained from respective departments. Furthermore, the Group has a line of credit to cover for unforeseen circumstances.

The Group has entered into commitment line agreements with financial institutions to manage its working capital requirements effectively. As of March 31, 2018, the balance of borrowings related to those agreements was zero. The available credit balance under the loan facility agreement was 650,933 million yen, 651,163 million yen and 660,872 million yen as of March 31, 2018, and 2017 and the transition date, respectively.

The figures below show the remaining amount of the Group’s financial liabilities by contractual maturity at the end of the reporting period, but do not contain financial guarantees where the Group is obligated to make payments on the obligations arising from financial guarantee contracts. The maximum amounts of guarantees that are extended by the Group are described in Note 34 “Loan Guarantees”.

As of March 31, 2018

	(Millions of Yen)

	Carrying amount	Total contractual cash flow	Within 1 year	Over 1 year but within 5 years	Over 5 years
Trade and other payables	1,580,597	1,580,597	1,580,597	—	—
Borrowings	1,723,290	1,723,290	322,133	584,131	817,024
Bonds	295,696	295,700	85,700	140,000	70,000
Lease liabilities	49,768	49,768	8,550	22,582	18,635
Commercial paper	89,000	89,000	89,000	—	—
Derivatives	7,246	8,080	2,279	5,478	323

Total	3,745,600	3,746,436	2,088,260	752,192	905,983

As of March 31, 2017

	(Millions of Yen)

	Carrying amount	Total contractual cash flow	Within 1 year	Over 1 year but within 5 years	Over 5 years
Trade and other payables	1,452,694	1,452,694	1,452,694	—	—
Borrowings	1,738,379	1,735,482	344,283	541,142	850,056
Bonds	396,005	395,700	140,000	205,700	50,000
Lease liabilities	48,688	48,688	10,040	19,861	18,786
Commercial paper	31,854	31,854	31,854	—	—
Derivatives	10,930	11,846	4,625	6,076	1,143

Total	3,678,553	3,676,265	1,983,497	772,780	919,987

(5)	Derivatives

(a)	Impacts on the consolidated statement of financial position

(i)	Derivative assets and liabilities designated as hedging instruments

As of March 31, 2018

	(Millions of Yen)

		Notional amount		Carrying amount (Fair value)
Types of hedges	Derivative assets and liabilities	Total	Settlement in excess of one year	Assets	Liabilities
Cash flow hedge	Foreign exchange forward contract	246,189	9,113	1,069	303
	Interest rate swap	275,939	258,741	601	6,613
	Currency swap	83,244	67,353	11,665	—
	Commodity swap	321	217	52	—
Fair value hedge	Interest rate swap	—	—	—	—

Total		605,695	335,425	13,388	6,917

As of March 31, 2017

	(Millions of Yen)

		Notional amount		Carrying amount (Fair value)
Types of hedges	Derivative assets and liabilities	Total	Settlement in excess of one year	Assets	Liabilities
Cash flow hedge	Foreign exchange forward contract	174,816	2,123	4,578	3,024
	Interest rate swap	274,603	271,096	656	7,872
	Currency swap	96,881	83,244	18,487	—
	Commodity swap	294	186	37	—
Fair value hedge	Interest rate swap	30,000	—	296	—

Total		576,595	356,650	24,055	10,896

As of the transition date (April 1, 2016)

				(Millions of Yen)

		Notional amount		Carrying amount (Fair value)
Types of hedges	Derivative assets and liabilities	Total	Settlement in excess of one year	Assets	Liabilities
Cash flow hedge	Foreign exchange forward contract	187,182	3,737	417	8,332
	Interest rate swap	219,541	184,031	—	9,993
	Currency swap	108,177	96,881	21,133	—
	Commodity swap	343	205	—	70
Fair value hedge	Interest rate swap	60,000	30,000	1,198	—

Total		575,245	314,855	22,749	18,396

The carrying amount (fair value) of derivative assets are included in “Other financial assets”. The carrying amount (fair value) of derivative liabilities are included in “Other financial liabilities”. The changes in the fair value of the hedged item that are used as the basis for recognition of the ineffective portion is not disclosed as the amount is immaterial.

Details of hedged items of fair value hedge are as follows:

As of March 31, 2018

(Millions of Yen)

Risk classification	Account in the consolidated statement of financial position	Carrying amount		Cumulative amount of gain or loss on fair value hedge
		Assets	Liabilities	Assets	Liabilities
Interest rate risk	Bonds, borrowings and lease liabilities	—	—	—	—

As of March 31, 2017

				(Millions of Yen)

Risk classification	Account in the consolidated statement of financial position	Carrying amount		Cumulative amount of gain or loss on fair value hedge
		Assets	Liabilities	Assets	Liabilities
Interest rate risk	Bonds, borrowings and lease liabilities	—	30,315	—	315

As of the transition date (April 1, 2016)

				(Millions of Yen)

Risk classification	Account in the consolidated statement of financial position	Carrying amount		Cumulative amount of gain or loss on fair value hedge
		Assets	Liabilities	Assets	Liabilities
Interest rate risk	Bonds, borrowings and lease liabilities	—	61,298	—	1,298

(ii)	Derivative assets and liabilities not designated as hedges

					(Millions of Yen)

	As of March 31, 2018		As of March 31, 2017		As of transition date (April 1, 2016)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Foreign exchange forward contract	4	381	300	33	1,504	19
Interest swap	2	—	—	—	—	—
Currency swap	118	11	193	—	2	—

Total	124	392	493	33	1,506	19

(b)	Changes in fair value of cash flow hedges

The changes in fair value of hedging instruments designated as cash flow hedges of the Group recognized in other comprehensive income in the consolidated statements of comprehensive income or loss are as follows.

Year ended March 31, 2018

					(Millions of Yen)

Risk classification	Beginning of the year	Changes in fair value of cash flow hedge recognized in the other comprehensive income	Amount transferred to profit or loss from other components of equity as a reclassification adjustment	End of the year	The account in which the reclassification adjustment to profit or loss is recognized
Foreign currency risk	(682)	(3,626)	4,734	426	Other operating income/Other operating expenses
Interest rate risk	(6,762)	1,222	(18)	(5,559)	Finance income/Finance costs
Other	37	52	(37)	52	—

Total	(7,407)	(2,351)	4,678	(5,080)

Year ended March 31, 2017

					(Millions of Yen)

Risk classification	Beginning of the year	Changes in fair value of cash flow hedge recognized in the other comprehensive income	Amount transferred to profit or loss from other components of equity as a reclassification adjustment	End of the year	The account in which the reclassification adjustment to profit or loss is recognized
Foreign currency risk	(11,281)	2,275	8,323	(682)	Other operating income/Other operating expenses
Interest rate risk	(9,993)	3,091	139	(6,762)	Finance income/Finance costs
Other	(70)	37	70	37	—

Total	(21,345)	5,404	8,533	(7,407)

32.	Related Parties

(1)	Related party transactions

Details of significant transactions with related parties are as follows:

Year ended March 31, 2018

					(Millions of Yen)

Category	Name	Description of transaction	Amount	Account	Outstanding balance
Associate	Nippon Steel & Sumikin Bussan Corporation	Sale of steel products	849,244	Trade and other receivables	39,236

The terms and conditions applied to related party transactions are determined based on terms equivalent to those that prevail in arm’s length transactions.

Year ended March 31, 2017

					(Millions of Yen)

Category	Name	Description of transaction	Amount	Account	Outstanding balance
Associate	Nippon Steel & Sumikin Bussan Corporation	Sells steel products	744,657	Trade and other receivables	35,694

The terms and conditions applied to related party transactions are determined based on terms equivalent to those that prevail in arm’s length transactions.

(2)	Key management personnel compensation

Compensation paid to the directors of the Group is as follows:

	(Millions of Yen)

	Year ended March 31, 2018	Year ended March 31, 2017
Salary	857	964

33.	Commitments

Significant commitments related to the acquisition of assets are as follows:

	(Millions of Yen)

	As of March 31, 2018	As of March 31, 2017
Contractual commitments related to acquisition of property, plant and equipment and intangible assets	316,808	265,692

34.	Loan Guarantees

The Group provides guarantees for the bank loans of its joint ventures and associates which would require the Group to repay the loan in the event of a default.

	(Millions of Yen)

	As of March 31, 2018	As of March 31, 2017
Guarantees for the bank loans of joint ventures and associates	82,721	89,481

35.	Subsequent Events

(1)	Acquisition of additional interest in Nisshin Steel

The Company and Nisshin Steel resolved at their respective board of directors’ meetings held on May 16, 2018 to execute a share exchange (the “Share Exchange”) which is expected to take effect on January 1, 2019 (“effective date”) wherein Nisshin Steel will become a wholly owned subsidiary of the Company with the aim of realizing the maximum effects of synergies at an early stage by accelerating the mutual utilization of management resources and further promoting deeper alliances in the Group. The Company and Nisshin Steel entered into a share exchange agreement regarding the Share Exchange (the “Share Exchange Agreement”) on May 16, 2018.

The Share Exchange will be executed through a short-form share exchange procedure under Article 796, paragraph 2 of the Companies Act of Japan, under which no approval of the shareholders’ meeting of the Company is required. With respect to Nisshin Steel, the terms of the Share Exchange require approval by the shareholders of Nisshin Steel at Nisshin Steel’s extraordinary shareholders’ meeting expected to be held in December 2018.

Prior to the effective date of the Share Exchange, the common shares of Nisshin Steel will be delisted from the First Section of the Tokyo Stock Exchange (“TSE”) on December 26, 2018 (the last day of trading will be December 25, 2018).

(a)	Terms and conditions of the Share Exchange

(i)	Allotment in the Share Exchange

	The Company	Nisshin Steel
Share exchange ratio	1	0.71

(Note 1) Share exchange ratio

Each share of Nisshin Steel’s common stock will be exchanged for 0.71 shares of the Company’s common stock. However, 56,020,563 shares of Nisshin Steel’s common stock held by the Company (as of May 16, 2018) will not be subject to the Share Exchange.

(Note 2) Number of the Company’s shares to be delivered in the Share Exchange

The Company will allocate and deliver 38,161,032 shares of the Company’s common stock through the Share Exchange. The Company will utilize its treasury stock (66,436,595 shares as of March 31, 2018) for the Share Exchange, and no additional shares will be issued.

Nisshin Steel will, by a resolution at the board of directors’ meeting to be held on the day preceding the effective date of the Share Exchange, cancel all of the treasury stock (including the treasury stock to be acquired upon a share purchase request of any dissenting shareholder in relation to the Share Exchange pursuant to Article 785, paragraph 1 of the Companies Act of Japan) held at the point in time immediately before the Company acquiring all issued shares of Nisshin Steel in the Share Exchange (excluding the common stock of Nisshin Steel held by the Company). Accordingly, the Company will not be allocating and delivering its common stock to the treasury stock held by Nisshin Steel (75,427 shares as of March 31, 2018). This is subject to change due to acquisition or cancellation by Nisshin Steel of its treasury stock.

(ii)	The effective date of the Share Exchange

January 1, 2019

(b)	Outline of the Company’s capital, total equity and total assets after the Share Exchange

Name	Nippon Steel & Sumitomo Metal Corporation
Head office	Chiyoda-ku, Tokyo, Japan
Representative	Kosei Shindo, Representative Director and President
Capital	419,524 million yen
Total equity	To be determined.
Total Assets	To be determined.

(2)	Acquisition of Ovako AB

The Company entered into a share purchase agreement on March 15, 2018 to acquire Ovako AB (“Ovako”). which is a manufacturer and distributor headquartered in Sweden of special steel aimed mainly at the European market. The Company has acquired all outstanding shares of Ovako for consideration of 51.7 billion Yen making the company a wholly owned subsidiary as of June 1, 2018.

Special steel is used as a vital input for various industries, such as the automobile, industrial equipment, wind power generation, and robotic industries. The Group will bring together Ovako’s products such as high-cleanliness steel for bearing steel.

The Company and Ovako will endeavor to reach full potential and realize synergies in an early stage to strengthen the position of the Group as “The Best Steelmaker with World-Leading Capabilities”, thereby aiming to achieve sustainable growth and enhance the Group’s corporate value in the mid- to long-term.

The purchase price allocation of the fair value of assets acquired and liabilities assumed at the acquisition date is not disclosed as it has not been completed.

Overview of Ovako (Consolidated Basis)

Name	Ovako AB
Head office	Sweden
Representative	Marcus Hedblom, CEO
Business activities	Manufacturing and sale of special steel and secondarily processed products
Sales volume	780,000 tons (Year 2017)
Sales	921 million Euro (Year 2017)
Total Assets	743 million Euro (Year 2017)
Employees	Approximately 3,000 employees

(3)	Agreement to Acquire Sanyo Special Steel Co., Ltd.

On August 2, 2018, the Company and Sanyo Special Steel Co., Ltd. (“Sanyo”), currently the Company’s associate, reached an agreement that the Company would acquire 24,012,500 ordinary shares of Sanyo for 67,235 million yen through a third-party allotment of new shares to the Company on March 28, 2019. As a result, the ratio of voting rights ownership in Sanyo held by the Company will increase from 15.3% to 51.5%. The two companies have also agreed that Sanyo will purchase from the Company all of the shares of Ovako, a wholly owned subsidiary of the Company, using the proceeds from the third-party allotment.

36.	First-time Adoption of IFRS

The Group adopted IFRS for the first time for the year ended March 31, 2018. The Group’s consolidated statement of financial position was prepared at April 1, 2016, the transition date. The latest annual consolidated financial statements prepared in accordance with Japanese GAAP were also for the year ended March 31, 2018.

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS. The Group has applied the following exemptions:

-	Business combinations

The Group elected not to apply IFRS 3 “Business Combinations” retrospectively to business combinations that occurred prior to the transition date. As a result, the amount of goodwill resulting from business combinations prior to the transition date is stated at its carrying amount under Japanese GAAP.

-	Foreign exchange differences on translation of foreign operations

The Group elected to deem the cumulative translation difference for all foreign operations to be zero as of the transition date.

-	Designation of previously recognized financial instruments

The Group elected to designate equity instruments recognized before the transition date as financial assets measured at fair value through other comprehensive income as of the transition date.

-	Derecognition of financial instruments

The Group elected to retrospectively apply the requirements of IFRS 9 “Financial Instruments” revised in July 2014 to the derecognition of financial instruments that occurred prior to the transition date.

The reconciliations that are required to be disclosed under IFRS 1 are presented below.

“Reclassification” in the following reconciliations represents the items that neither affect retained earnings nor comprehensive income, “Differences in the scope of consolidation and others” represents the differences from Japanese GAAP arising from the changes in the scope of consolidation under IFRS, and “Differences in recognition and measurement” represents adjustments that arise from differences in recognition and/or measurement of the underlying transactions or items, and affect the amounts recognized in the consolidated financial statements.

Reconciliations of equity as of March 31, 2018

							(Millions of Yen)

Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in the scope of consolidation and others	Differences in recognition and measurement	IFRS	Note	Presentation under IFRS
Assets							Assets
Current assets							Current assets
Cash and bank deposits	108,782	2,997	31,090	—	142,869		Cash and cash equivalents
Notes and accounts receivable	678,579	104,369	43,639	5,451	832,040		Trade and other receivables
Inventories	1,380,003	—	20,436	(617)	1,399,821		Inventories
Marketable securities	7,266	(7,266)
		13,345	133	5,699	19,178		Other financial assets
Other	226,635	(115,212)	4,487	23,156	139,066		Other current assets
Deferred tax assets	77,363	(77,363)

Less: Allowance for doubtful accounts	(1,766)	1,766
Total current assets	2,476,863	(77,363)	99,787	33,689	2,532,977		Total current assets

Fixed assets							Non-current assets
Tangible fixed assets	2,874,959	—	177,673	71,224	3,123,857	(A)	Property, plant and equipment
		32,401	23	9,838	42,263		Goodwill
Intangible assets	84,972	(32,401)	44,560	—	97,131		Intangible assets
Shares of subsidiaries and affiliates	1,069,688	—	(252,125)	(18,324)	799,239	(B)	Investments accounted for using the equity method
Investments in securities	871,399	62,763	14,929	58,533	1,007,627	(C)	Other financial assets
Long-term loans receivable	32,149	(32,149)
Net defined benefit assets	116,573	—	2,471	(10,034)	109,010	(D)	Defined benefit assets
Deferred tax assets	26,185	77,363	6,836	(75,440)	34,944	(E)	Deferred tax assets
Other	43,346	(34,340)	76	—	9,082		Other non-current assets

Less: Allowance for doubtful accounts	(3,726)	3,726
Total fixed assets	5,115,549	77,363	(5,553)	35,798	5,223,157		Total non-current assets

Total assets	7,592,413	—	94,233	69,487	7,756,134		Total assets

							(Millions of Yen)

Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in the scope of consolidation and others	Differences in recognition and measurement	IFRS	Note	Presentation under IFRS
Liabilities							Liabilities
Current liabilities							Current liabilities
Notes and accounts payable	775,126	772,993	14,786	17,690	1,580,597		Trade and other payables
Short-term loans payable	300,632	164,716	19,902	20,132	505,384	(G)	Bonds, borrowings and lease liabilities
Commercial paper	76,000	(76,000)
Bonds due within one year	85,700	(85,700)
Current portion of lease obligations	3,016	(3,016)
Accounts payable-other	449,913	(449,913)
		631	—	42	674		Other financial liabilities
Income taxes payable	43,916	—	1,433	—	45,350		Income taxes payable
Provision for loss on construction contracts	1,508	(1,508)
Other	350,477	(322,414)	145	(19)	28,189		Other current liabilities

Total current liabilities	2,086,291	(210)	36,267	37,846	2,160,194		Total current liabilities

Long-term liabilities							Non-current liabilities
Bonds and notes	209,996	1,393,650	13,937	34,787	1,652,371	(G)	Bonds, borrowings and lease liabilities
Long-term loans payable	1,380,660	(1,380,660)
Lease obligations	12,990	(12,990)
		10	—	6,562	6,572		Other financial liabilities
Net defined benefit liabilities	166,152	—	566	6,899	173,619	(D)	Defined benefit liabilities
Allowance for retirement benefits of directors and Audit and Supervisory Board members	4,991	(4,991)
Deferred tax liabilities on revaluation of land	7,010	(7,010)
Deferred tax liabilities	114,120	7,221	3,061	(29,050)	95,351	(E)	Deferred tax liabilities
Other	94,698	4,980	17,336	26,112	143,127	(D)	Other non-current liabilities

Total long-term liabilities	1,990,620	210	34,901	45,311	2,071,043		Total non-current liabilities

Total liabilities	4,076,911	—	71,169	83,157	4,231,238		Total liabilities

Net assets							Equity
Common stock	419,524	—	—	—	419,524		Common Stock
Capital surplus	386,865	—	7	(4)	386,867		Capital surplus
Retained earnings	2,076,769	—	(5,068)	69,958	2,141,658	(F)	Retained earnings
Less: Treasury stock, at cost	(132,162)	—	—	—	(132,162)		Treasury stock
Accumulated other comprehensive income	394,453	—	(58)	(73,292)	321,101	(F)	Other components of equity
					3,136,991		Total equity attributable to owners of the parent
Non-controlling interests in consolidated subsidiaries	370,050	—	28,185	(10,330)	387,905		Non-controlling interests

Total net assets	3,515,501	—	23,064	(13,670)	3,524,896		Total equity

Total liabilities and net assets	7,592,413	—	94,233	69,487	7,756,134		Total liabilities and equity

Notes to the reconciliations of equity as of March 31, 2018

Major adjustments between Japanese GAAP and IFRS regarding the above reconciliations consist of the following:

(1)	Reclassification

•	Trade and other receivables

“Allowance for doubtful accounts” separately presented, and “Accrued receivable and others” included in “Other” under Japanese GAAP are presented as “Trade and other receivables” under IFRS.

•	Other financial assets and other financial liabilities

As required under IFRS, “Other financial assets” and “Other financial liabilities” are presented separately.

•	Deferred tax assets and deferred tax liabilities

“Deferred tax assets” and “Deferred tax liabilities” separately presented in current assets and current liabilities under Japanese GAAP are presented in non-current assets and non-current liabilities under IFRS.

•	Trade and other payables

“Accounts payable-other” separately presented under Japanese GAAP is presented in “Trade and other payables” under IFRS.

•	Bonds, borrowings and lease liabilities

“Short-term loans payable”, “Bonds due within one year”, “Long-term loans payable”, “Current portion of lease obligations” and “Lease obligations” separately presented under Japanese GAAP are presented in “Bonds, borrowings and lease liabilities” (current and non-current liabilities) under IFRS.

(2)	Adjustment to the differences in the scope of consolidation and others

•	Differences in the scope of consolidation

Under IFRS, the companies over which the Group has control are consolidated as subsidiaries. As a result of applying the definition of control under IFRS, certain associates accounted for using the equity method under Japanese GAAP are consolidated as subsidiaries.

•	Investments in joint operations

Under IFRS, if parties who have joint control of a joint arrangement have rights to the assets and obligations for the liabilities to the arrangement, the arrangement is classified as a joint operation and the Group is required to recognize its share of assets, liabilities, income and expenses generated from the joint operation. In applying IFRS, certain investments accounted for using the equity method under Japanese GAAP are consolidated as joint operations.

(3)	Adjustment to the differences in recognition and measurement

(A)	Adjustment to property, plant and equipment

In applying IFRS, the Group reviewed the depreciation method for certain property, plant and equipment. As a result, property, plant and equipment increased by 45,360 million yen.

The Group applied lease accounting to transactions which substantially meet the definition of a lease considering the commercial substance of the contracts. As a result, property, plant and equipment increased by 33,759 million yen.

In addition, as a result of the impairment tests performed at the transition date, the Group recorded an impairment on the epoxy business, which belongs to the chemicals segment, and reduced its carrying amount to its recoverable amount which was determined by value-in-use due to decline in sales and deterioration in profitability. As a result, property, plant and equipment decreased by 4,564 million yen as of the transition date.

(B)	Adjustment to investments accounted for using the equity method

As a result of the impairment tests performed at the transition date, the Group recorded an impairment on certain investments accounted for using the equity method and reduced its carrying amount to its recoverable amount. As a result, investments accounted for using the equity method decreased by 23,874 million yen as of the transition date.

(C)	Adjustment to other financial assets

In applying IFRS, the Group remeasured non-marketable equity instruments at fair value. As a result, other financial assets increased by 56,498 million yen.

(D)	Adjustment to employee benefits

In applying IFRS, the Group reviewed the discount rates for retirement benefit in accordance with the Group’s accounting policies. As a result, defined benefit assets decreased by 10,034 million yen and defined benefit liabilities increased by 6,434 million yen.

Furthermore, in applying IFRS, the Group recognized liabilities for leave and award granted to employees who rendered certain years of service. As a result, other non-current liabilities increased by 17,432 million yen.

(E)	Adjustment to deferred tax assets

In applying IFRS, the Group treated the tax effects on unrealized gains eliminated on consolidation as temporary differences for the buyer, and recognized deferred tax assets based on the tax rate applied by the buyer, considering the buyer’s recoverability. As a result, deferred tax assets decreased by 26,223 million yen.

(F)	Adjustment to retained earnings and other components of equity is as follows:

	(Millions of Yen)

	Retained earnings	Other components of equity	Notes
Japanese GAAP	2,076,769	394,453
Adjustment to the differences in the scope of consolidation and others	(5,068)	(58)	Note (2)
Adjustment to property, plant and equipment	26,915	—	Note (A)
Adjustment to investments accounted for using the equity method	(23,874)	—	Note (B)
Adjustment to other financial assets	—	39,208	Note (C)
Adjustment to employee benefits	(23,104)	—	Note (D)
	86,170	(86,170)	*1 below
Adjustment to deferred tax assets	(26,223)	—	Note (E)
Adjustment to foreign exchange differences on translation of foreign operations	10,881	(10,881)	*2 below
Adjustment for the residual interests that discontinued the use of the equity method	18,059	(18,059)	*3 below
Other	1,132	2,610

Total adjustments	64,889	(73,351)

IFRS	2,141,658	321,101

*1

In applying IFRS, actuarial gains and losses are recognized in other comprehensive income as incurred and immediately reclassified to retained earnings, while past service costs are recognized in profit or loss. As a result, the same amount of other components of equity and retained earnings increased and decreased respectively.

*2	The Group applied certain exemptions provided by IFRS 1 and elected to deem the cumulative translation difference for all foreign operations to be zero at the transition date.
*3

The Group partially sold its investment in an associate which had been accounted for using the equity method such that the investee is no longer the Group’s associate. The Group remeasured the value of the residual interest at fair value and recognized gain arising from the revaluation in profit or loss. As a result, the same amount of other components of equity and retained earnings decreased and increased under IFRS, compared to those under Japanese GAAP.

(G)	Adjustment to interest-bearing debt

In applying IFRS, interest-bearing debt increased by 12,005 million yen as a result of translating interest-bearing debt denominated in foreign currency that is a hedged item in a cash flow hedge at the exchange rate at the end of reporting period.

In addition, as a result of applying lease accounting to the transactions that meet the definition of finance lease based on the commercial substance of the contracts, interest-bearing debt increased by 33,759 million yen.

Furthermore, the Group recognized sales of trade receivables that did not qualify for derecognition as a financing transaction. As a result, interest-bearing debt increased by 9,155 million yen.

Reconciliations of profit or loss and comprehensive income for the year ended March 31, 2018

							(Millions of Yen)

Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in the scope of consolidation and others	Differences in recognition and measurement	IFRS	Note	Presentation under IFRS
Net sales	5,668,663	—	44,570	(267)	5,712,965		Revenue
Cost of sales	(4,969,121)	—	22,441	(2,203)	(4,948,883)	(A)	Cost of sales

Gross profit	699,541	—	67,011	(2,470)	764,082		Gross profit
Selling, general and administrative expenses	(517,158)	—	(21,746)	5,117	(533,787)	(A) (B)	Selling, general and administrative expenses

Operating profit	182,382
		122,675	(58,931)	1,912	65,657		Share of profit in investments accounted for using the equity method
Non-operating profit	201,135	(201,135)
		98,945	16,754	(24,177)	91,521	(C)	Other operating income
Non-operating loss	(85,976)	85,976
		(94,973)	(2,523)	(1,276)	(98,773)	(C)	Other operating expenses

Ordinary profit	297,541	11,489	564	(20,893)	288,700		Business profit
Extraordinary profit	25,685	(25,685)
		—	—	—	—		Gain from share divestiture
Extraordinary loss	(33,366)	33,366
					288,700		Profit before finance income and costs and income taxes
		5,199	564	1,880	7,644		Finance income
		(24,369)	(872)	657	(24,584)		Finance costs

Profit before income taxes	289,860	—	255	(18,355)	271,760		Profit before income taxes
Income taxes – current	(76,309)	7,510	(735)	9,984	(59,549)		Income tax expense
Income taxes – deferred	7,510	(7,510)

Profit	221,061	—	(479)	(8,370)	212,210		Profit for the year

Profit attributable to:							Profit for the year attributable to:
Owners of the parent	195,061	—	(3,674)	(10,553)	180,832		Owners of the parent
Non-controlling interests	26,000	—	3,194	2,183	31,377		Non-controlling interests

Profit	221,061	—	(479)	(8,370)	212,210		Profit for the year
Other comprehensive income:							Other comprehensive income
							Items that cannot be reclassified to profit or loss
Unrealized gains on available-for-sale securities	44,845	—	721	19,655	65,222	(C)	Changes in fair value of financial assets measured at fair value through other comprehensive income
Remeasurements of defined benefit plans	23,779	—	339	(4,696)	19,422	(A)	Remeasurements of defined benefit plans
			(622)	5,748	5,125		Share of other comprehensive income of investments accounted for using the equity method

					89,770		Subtotal

							Items that might be reclassified to profit or loss

Deferred hedge income (loss)	(736)	—	35	2,489	1,788		Changes in fair value of cash flow hedges
Foreign currency translation adjustments	10,937	—	85	(431)	10,592		Foreign exchange differences on translation of foreign operations
Share of other comprehensive income of affiliates accounted for using equity method	(288)	—	8	(2,321)	(2,602)		Share of other comprehensive income of investments accounted for using the equity method

					9,778		Subtotal

Total other comprehensive income	78,537	—	567	20,444	99,548		Total other comprehensive income, net of tax

Comprehensive income	299,598	—	87	12,073	311,759		Comprehensive income for the year

Notes to the reconciliations of profit or loss and comprehensive income for the year ended March 31, 2018

Major adjustments between Japanese GAAP and IFRS regarding the above reconciliations are presented below:

(1)	Reclassification

Items presented in “Non-operating profit”, “Non-operating loss”, “Extraordinary profit” or “Extraordinary loss” under Japanese GAAP are presented in “Finance income” or “Finance costs” if the items are related to financing activities, and other items are presented in “Other operating income” or “Other operating expenses” under IFRS.

(2)	Adjustment to the differences in the scope of consolidation and others

•	Differences in the scope of consolidation

Under IFRS, the companies over which the Group has control are consolidated as subsidiaries. As a result of the application of the definition of control under IFRS, certain associates accounted for using the equity method under Japanese GAAP are consolidated as subsidiaries.

•	Investments in joint operations

Under IFRS, if parties who have joint control of a joint arrangement have rights to the assets and obligations for the liabilities relating to the arrangement, the arrangement is classified as a joint operation and the Group is required to recognize its share of assets, liabilities, income and expenses generated from the joint operation. In applying IFRS, certain investments accounted for using the equity method under Japanese GAAP are consolidated as joint operations.

(3)	Adjustment to the differences in recognition and measurement

(A)	Adjustment to employee benefits

In applying IFRS, actuarial gains or losses are recognized in other comprehensive income as incurred and are not amortized over the average remaining years of service in subsequent periods. As a result, cost of sales increased by 1,286 million yen, selling, general and administrative expenses increased by 690 million yen, and defined benefit liabilities (net of assets) increased by1,396 million yen.

(B)	Adjustment to goodwill

In applying IFRS, the Group does not amortize goodwill. As a result, selling, general and administrative expenses decreased by 6,740 million yen.

(C)	Adjustment to equity instruments

In applying IFRS, the Group designated equity investments as the financial assets measured at fair value through other comprehensive income and did not recognize gains or losses on sale and impairment in profit or loss. As a result, other operating income decreased by 25,354 million yen, other operating expenses decreased by 1,881 million yen, and net changes in fair value of the financial assets measured at fair value through other comprehensive income increased by 17,147 million yen.

Reconciliations of cash flows for the year ended March 31, 2018

There are no material differences between the consolidated statement of cash flows that were disclosed in accordance with Japanese GAAP and those that were disclosed in accordance with IFRS.

Reconciliations of equity as of March 31, 2017

							(Millions of Yen)

Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in the scope of consolidation and others	Differences in recognition and measurement	IFRS	Note	Presentation under IFRS
Assets							Assets
Current assets							Current assets
Cash and bank deposits	88,111	3,280	32,537	—	123,929		Cash and cash equivalents
Notes and accounts receivable	624,089	137,743	40,113	21,350	823,297		Trade and other receivables
Inventories	1,215,649	—	18,296	(783)	1,233,162		Inventories
Marketable securities	4,654	(4,654)
		9,166	140	2,452	11,760		Other financial assets
Other	254,669	(147,714)	4,440	24,116	135,511		Other current assets
Deferred tax assets	59,441	(59,441)

Less: Allowance for doubtful accounts	(2,179)	2,179
Total current assets	2,244,436	(59,441)	95,530	47,136	2,327,661		Total current assets

Fixed assets							Non-current assets
Tangible fixed assets	2,840,838	—	175,167	76,196	3,092,202	(A)	Property, plant and equipment
		38,652	—	5,910	44,563		Goodwill
Intangible assets	91,287	(38,652)	45,039	—	97,674		Intangible assets
Shares of subsidiaries and affiliates	1,041,397	—	(252,167)	(24,230)	764,999	(B)	Investments accounted for using the equity method
Investments in securities	816,389	70,149	13,781	68,553	968,874	(C)	Other financial assets
Long-term loans receivable	36,713	(36,713)
Net defined benefit assets	92,948	—	2,202	(8,270)	86,881	(D)	Defined benefit assets
Deferred tax assets	55,521	59,441	3,361	(55,073)	63,250	(E)	Deferred tax assets
Other	45,959	(37,004)	91	—	9,046		Other non-current assets

Less: Allowance for doubtful accounts	(3,569)	3,569
Total fixed assets	5,017,487	59,441	(12,523)	63,086	5,127,492		Total non-current assets

Total assets	7,261,923	—	83,006	110,223	7,455,153		Total assets

							(Millions of Yen)

Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in the scope of consolidation and others	Differences in recognition and measurement	IFRS	Note	Presentation under IFRS
Liabilities							Liabilities
Current liabilities							Current liabilities
Notes and accounts payable	728,300	687,243	14,043	23,106	1,452,694		Trade and other payables
Short-term loans payable	316,115	163,769	16,689	29,919	526,493	(G)	Bonds, borrowings and lease liabilities
Commercial paper	20,000	(20,000)
Bonds due within one year	140,000	(140,000)
Current portion of lease obligations	3,769	(3,769)
Accounts payable-other	383,125	(383,125)
		2,980	18	—	2,998		Other financial liabilities
Income taxes payable	31,909	—	1,712	—	33,621		Income taxes payable
Provision for loss on construction contracts	2,297	(2,297)
Other	329,616	(304,877)	323	7	25,070		Other current liabilities

Total current liabilities	1,955,134	(76)	32,786	53,033	2,040,878		Total current liabilities

Long-term liabilities							Non-current liabilities
Bonds and notes	255,690	1,368,470	11,329	52,945	1,688,435	(G)	Bonds, borrowings and lease liabilities
Long-term loans payable	1,360,025	(1,360,025)
Lease obligations	8,444	(8,444)
	—	60	—	7,872	7,932		Other financial liabilities
Net defined benefit liabilities	188,016	—	638	3,903	192,558	(D)	Defined benefit liabilities
Allowance for retirement benefits of directors and Audit and Supervisory Board members	4,799	(4,799)
Deferred tax liabilities on revaluation of land	7,069	(7,069)
Deferred tax liabilities	99,293	7,146	1,149	(5,344)	102,244	(E)	Deferred tax liabilities
Other	92,433	4,739	13,014	25,610	135,797	(D)	Other non-current liabilities

Total long-term liabilities	2,015,774	76	26,130	84,986	2,126,967		Total non-current liabilities

Total liabilities	3,970,908	—	58,917	138,020	4,167,846		Total liabilities

Net assets							Equity
Common stock	419,524	—	—	—	419,524		Common Stock
Capital surplus	386,873	—	1	(4)	386,869		Capital surplus
Retained earnings	1,949,960	—	(1,150)	51,526	2,000,336	(F)	Retained earnings
Less: Treasury stock, at cost	(132,063)	—	22	(22)	(132,063)		Treasury stock
Accumulated other comprehensive income	323,938	—	(670)	(66,699)	256,568	(F)	Other components of equity
					2,931,234		Total equity attributable to owners of the parent
Non-controlling interests in consolidated subsidiaries	342,782	—	25,886	(12,596)	356,072		Non-controlling interests

Total net assets	3,291,015	—	24,088	(27,796)	3,287,307		Total equity

Total liabilities and net assets	7,261,923	—	83,006	110,223	7,455,153		Total liabilities and equity

Notes to the reconciliations of equity as of March 31, 2017

Major adjustments between Japanese GAAP and IFRS regarding the above reconciliations are presented below:

(1)	Reclassification

•	Trade and other receivables

“Allowance for doubtful accounts” separately presented, and “Accrued receivable and others” included in “Other” under Japanese GAAP are presented as “Trade and other receivables” under IFRS.

•	Other financial assets and other financial liabilities

As required under IFRS, “Other financial assets” and “Other financial liabilities” are presented separately.

•	Deferred tax assets and deferred tax liabilities

“Deferred tax assets” and “Deferred tax liabilities” separately presented in current assets and current liabilities under Japanese GAAP are presented in non-current assets and non-current liabilities under IFRS.

•	Trade and other payables

“Accounts payable-other” separately presented under Japanese GAAP is presented in “Trade and other payables” under IFRS.

•	Bonds, borrowings and lease liabilities

“Short-term loans payable”, “Bonds due within one year”, “Long-term loans payable”, “Current portion of lease obligations” and “Lease obligations” separately presented under Japanese GAAP are presented in “Bonds, borrowings and lease liabilities” (current and non-current liabilities) under IFRS.

(2)	Adjustment to the differences in the scope of consolidation and others

•	Differences in the scope of consolidation

Under IFRS, the companies over which the Group has control are consolidated as subsidiaries. As a result of applying the definition of control under IFRS, certain associates accounted for using the equity method under Japanese GAAP are consolidated as subsidiaries.

•	Investments in joint operations

Under IFRS, if parties who have joint control of a joint arrangement have rights to the assets and obligations for the liabilities to the arrangement, the arrangement is classified as a joint operation and the Group is required to recognize its share of assets, liabilities, income and expenses generated from the joint operation. In applying IFRS, certain investments accounted for using the equity method under Japanese GAAP are consolidated as joint operations.

(3)	Adjustment to the differences in recognition and measurement

(A)	Adjustment to property, plant and equipment

In applying IFRS, the Group reviewed the depreciation method for certain property, plant and equipment. As a result, property, plant and equipment increased by 47,880 million yen.

The Group applied lease accounting to transactions which substantially meet the definition of a lease considering the commercial substance of the contracts. As a result, property, plant and equipment increased by 36,427 million yen.

In addition, as a result of the Group performing impairment tests as of the transition date, the epoxy business, which belongs to the chemicals segment, was written-down to its recoverable amount based on value-in-use as a result of a decline in sales and deterioration in profitability. This impairment resulted in a decrease in property, plant and equipment of 4,564 million yen as of the transition date.

(B)	Adjustment to investments accounted for using the equity method

As a result of the impairment tests performed at the transition date, the Group recorded an impairment on certain investments accounted for using the equity method and reduced its carrying amount to its recoverable amount. As a result, investments accounted for using the equity method decreased by 23,874 million yen as of the transition date.

(C)	Adjustment to other financial assets

In applying IFRS, the Group remeasured non-marketable equity instruments at fair value. As a result, other financial assets increased by 56,616 million yen.

(D)	Adjustment to employee benefits

In applying IFRS, the Group reviewed the discount rates for retirement benefit in accordance with the Group’s accounting policies. As a result, defined benefit assets decreased by 8,270 million yen and defined benefit liabilities increased by 3,435 million yen.

Furthermore, in applying IFRS, the Group recognized liabilities for leave and award granted to employees who rendered certain years of service. As a result, other non-current liabilities increased by 16,788 million yen.

(E)	Adjustment to deferred tax assets

In applying IFRS, the Group treated the tax effects on unrealized gains eliminated on consolidation as temporary differences for the buyer, and recognized deferred tax assets based on the tax rate applied by the buyer, considering the buyer’s recoverability. As a result, deferred tax assets decreased by 29,729 million yen.

(F)	Adjustment to retained earnings and other components of equity is as follows:

	(Millions of Yen)

	Retained earnings	Other components of equity	Notes
Japanese GAAP	1,949,960	323,938
Adjustment to the differences in the scope of consolidation and others	(1,150)	(670)	Note (2)
Adjustment to property, plant and equipment	28,664	—	Note (A)
Adjustment to investments accounted for using the equity method	(23,874)	—	Note (B)
Adjustment to other financial assets	—	39,291	Note (C)
Adjustment to employee benefits	(20,913)	—	Note (D)
	64,197	(64,197)	*1 below
Adjustment to deferred tax assets	(29,729)	—	Note (E)
Adjustment to foreign exchange differences on translation of foreign operations	10,881	(10,881)	*2 below
Adjustment for residual interests that discontinued the using the equity method	30,016	(30,016)	*3 below
Other	(7,717)	(894)

Total adjustments	50,375	(67,370)

IFRS	2,000,336	256,568

*1

In applying IFRS, actuarial gains and losses are recognized in other comprehensive income as incurred and immediately reclassified to retained earnings, while past service costs are recognized in profit or loss. As a result, the same amount of other components of equity and retained earnings increased and decreased respectively.

*2	The Group applied certain exemptions provided by IFRS 1 and elected to deem the cumulative translation difference for all foreign operations to be zero as of the transition date.
*3

The Group partially sold its investment in an associate which had been accounted for using the equity method such that the investee is no longer the Group’s associate under IFRS. The Group remeasured the value of the residual interest at fair value and recognized gain arising from the revaluation in profit or loss. As a result, the same amount of other components of equity and retained earnings decreased and increased under IFRS, compared to those under Japanese GAAP.

(G)	Adjustment to interest-bearing debt

In applying IFRS, interest-bearing debt increased by 20,722 million yen as a result of translating interest-bearing debt denominated in foreign currency that is a hedged item in a cash flow hedge at the exchange rate at the end of reporting period.

In addition, as a result of applying lease accounting to the transactions that meet the definition of finance lease based on the commercial substance of the contracts, interest-bearing debt increased by 36,427 million yen.

Furthermore, the Group recognized sales of trade receivables that did not qualify for derecognition as a financing transaction. As a result, interest-bearing debt increased by 22,500 million yen.

Reconciliations of profit or loss and comprehensive income for the year ended March 31, 2017

	(Millions of Yen)

Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in the scope of consolidation and others	Differences in recognition and measurement	IFRS	Note	Presentation under IFRS
Net sales	4,632,890	—	63,722	215	4,696,828		Revenue
Cost of sales	(4,065,779)	—	(12,437)	(7,434)	(4,085,651)	(A)	Cost of sales

Gross profit	567,111	—	51,284	(7,218)	611,176		Gross profit
Selling, general and administrative expenses	(452,908)	—	(20,436)	6,993	(466,351)	(A) (B)	Selling, general and administrative expenses

Operating profit	114,202
		79,180	(35,969)	907	44,118		Share of profit in investments accounted for using the equity method
Non-operating profit	142,921	(142,921)
		58,004	12,694	(8,591)	62,108	(C)	Other operating income
Non-operating loss	(82,593)	82,593
		(80,224)	(1,259)	312	(81,171)	(C)	Other operating expenses

Ordinary profit	174,531	(3,367)	6,312	(7,597)	169,878		Business profit
Extraordinary profit	34,200	(34,200)
		25,093	—	15,071	40,165	(D)	Gain from share divestiture
Extraordinary loss	(27,039)	27,039
					210,044		Profit before finance income and costs and income taxes
		5,735	587	—	6,322		Finance income
		(20,300)	(1,043)	(241)	(21,586)		Finance costs

Profit before income taxes	181,692	—	5,856	7,231	194,780		Profit before income taxes
Income taxes – current	(47,074)	11,377	(2,396)	(2,203)	(40,297)		Income tax expense
Income taxes – deferred	11,377	(11,377)

Profit	145,995	—	3,459	5,028	154,483		Profit for the year

Profit attributable to:							Profit for the year attributable to:
Owners of the parent	130,946	—	99	6,200	137,246		Owners of the parent
Non-controlling interests	15,048	—	3,360	(1,171)	17,237		Non-controlling interests

Profit	145,995	—	3,459	5,028	154,483		Profit for the year
Other comprehensive income:							Other comprehensive income
							Items that cannot be reclassified to profit or loss
Unrealized gains on available-for-sale securities	68,181	—	1,814	16,273	86,269	(C) (D)	Changes in fair value of financial assets measured at fair value through other comprehensive income
Remeasurements of defined benefit plans	20,348	—	502	3,213	24,063	(A)	Remeasurements of defined benefit plans
			(1,170)	1,576	406		Share of other comprehensive income of investments accounted for using the equity method

					110,740		Subtotal

							Items that might be reclassified to profit or loss
Deferred hedge income (loss)	6,515	—	(7)	2,943	9,452		Changes in fair value of cash flow hedges
Foreign currency translation adjustments	(30,691)	—	(271)	5,882	(25,079)		Foreign exchange differences on translation of foreign operations
Share of other comprehensive income of affiliates accounted for using equity method	7,103	—	3	2,756	9,863		Share of other comprehensive income of investments accounted for using the equity method

					(5,763)		Subtotal

Total other comprehensive income	71,458	—	871	32,647	104,977		Total other comprehensive income, net of tax

Comprehensive income	217,453	—	4,331	37,675	259,460		Comprehensive income for the year

Notes to the reconciliations of profit or loss and comprehensive income for the year ended March 31, 2017

Major adjustments between Japanese GAAP and IFRS regarding the above reconciliations are presented below:

(1)	Reclassification

Items presented in “Non-operating profit”, “Non-operating loss”, “Extraordinary profit” or “Extraordinary loss” under Japanese GAAP, are presented in “Finance income” or “Finance costs” if the items are related to financing activities, and other items are presented in “Other operating income” or “Other operating expenses” under IFRS.

(2)	Adjustment to the differences in the scope of consolidation and others

-	Differences in the scope of consolidation

Under IFRS, the companies over which the Group has control are consolidated as subsidiaries. As a result of the application of the definition of control under IFRS, certain associates accounted for using the equity method under Japanese GAAP are consolidated as subsidiaries.

-	Investments in joint operations

Under IFRS, if parties who have joint control of a joint arrangement have rights to the assets and obligations for the liabilities relating to the arrangement, the arrangement is classified as a joint operation and the Group is required to recognize its share of assets, liabilities, income and expenses generated from the joint operation. In applying IFRS, certain investments accounted for using the equity method under Japanese GAAP are consolidated as joint operations.

(3)	Adjustment to the differences in recognition and measurement

(A)	Adjustment to employee benefits

In applying IFRS, the actuarial gains or losses are recognized in other comprehensive income as incurred and are not amortized over the average remaining years of service in subsequent periods. As a result, cost of sales increased by 4,374 million yen, selling, general and administrative expenses decreased by 390 million yen, and defined benefit liabilities (net of assets) increased by 2,716 million yen.

(B)	Adjustment to goodwill

In applying IFRS, the Group does not amortize goodwill. As a result, selling, general and administrative expenses decreased by 6,432 million yen.

(C)	Adjustment to equity instruments

In applying IFRS, the Group designated equity investments as the financial assets measured at fair value through other comprehensive income and did not recognize those gains or losses on sale and impairment in profit or loss. As a result, other operating income decreased by 8,535 million yen, other operating expenses decreased by 231 million yen, and net changes in fair value of the financial assets measured at fair value through other comprehensive income increased by 5,738 million yen.

(D)	Adjustment with respect to gain from share divestiture

The Group partially sold its investment in an associate which had been accounted for using the equity method such that the investee is no longer its associate under IFRS. The Group remeasured the value of the residual interest at fair value and recognized gain arising from the revaluation. As a result, gain from share divestiture increased by 26,399 million yen.

Under IFRS, gain or loss on step acquisitions, where the Group held an existing equity interest in an acquiree before the date of control and accounted the interest for financial assets measured at fair value through other comprehensive income, is not recognized in profit or loss. As a result, gain from share divestiture decreased by 10,027 million yen and net gain (loss) on changes in fair value of the financial assets measured at fair value through other comprehensive income increased by 10,027 million yen.

Reconciliations of cash flows for the year ended March 31, 2017

There are no material differences between the consolidated statement of cash flows that were disclosed in accordance with Japanese GAAP and those that were disclosed in accordance with IFRS.

Reconciliations of equity as of the transition date (April 1, 2016)

						(Millions of Yen)

Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in the scope of consolidation and others	Differences in recognition and measurement	IFRS	Note		Presentation under IFRS
Assets								Assets
Current assets								Current assets

Cash and bank deposits	85,365	(162)	35,980	—	121,183			Cash and cash equivalents
Notes and accounts receivable	523,207	110,001	34,943	17,555	685,707			Trade and other receivables
Inventories	1,110,901	—	16,052	(2,261)	1,124,692			Inventories
Marketable securities	525	(525)
		9,784	174	4,352	14,311			Other financial assets
Other	214,635	(119,666)	3,583	24,840	123,392			Other current assets
Deferred tax assets	56,004	(56,004)

Less: Allowance for doubtful accounts	(567)	567
Total current assets	1,990,072	(56,004)	90,733	44,487	2,069,288			Total current assets

Fixed assets								Non-current assets
Tangible fixed assets	2,579,240	—	189,498	74,608	2,843,347	(A	)	Property, plant and equipment
		41,756	—	(1,982)	39,774			Goodwill
Intangible assets	87,680	(41,756)	49,115	—	95,039			Intangible assets
Shares of subsidiaries and affiliates	979,879	—	(268,030)	(26,441)	685,407	(B	)	Investments accounted for using the equity method
Investments in securities	592,402	77,538	11,306	69,005	750,253	(C	)	Other financial assets
Long-term loans receivable	41,909	(41,909)
Net defined benefit assets	58,708	—	1,590	(10,687)	49,611	(D	)	Defined benefit assets
Deferred tax assets	51,959	56,004	2,350	(50,408)	59,905	(E	)	Deferred tax assets
Other	45,698	(38,138)	61	—	7,622			Other non-current assets

Less: Allowance for doubtful accounts	(2,508)	2,508
Total fixed assets	4,434,970	56,004	(14,107)	54,093	4,530,961			Total non-current assets

Total assets	6,425,043	—	76,625	98,581	6,600,250			Total assets

						(Millions of Yen)

Presentation under Japanese GAAP	Japanese GAAP	Reclassification	Differences in the scope of consolidation and others	Differences in recognition and measurement	IFRS	Note	Presentation under IFRS
Liabilities							Liabilities
Current liabilities							Current liabilities
Notes and accounts payable	589,319	511,234	20,701	20,238	1,141,493		Trade and other payables
Short-term loans payable	400,386	53,498	9,125	27,074	490,084	(G)	Bonds, borrowings and lease liabilities
Bonds due within one year	50,000	(50,000)
Current portion of lease obligations	3,498	(3,498)
Accounts payable-other	332,587	(332,587)
		8,314	(3,066)	3,213	8,461		Other financial liabilities
Income taxes payable	25,342	—	1,630	—	26,973		Income taxes payable
Provision for loss on construction contracts	2,124	(2,124)
Other	211,658	(184,849)	(990)	1,290	27,108		Other current liabilities

Total current liabilities	1,614,918	(13)	27,400	51,816	1,694,121		Total current liabilities

Long-term liabilities							Non-current liabilities
Bonds and notes	335,683	1,217,494	14,058	49,015	1,616,253	(G)	Bonds, borrowings and lease liabilities
Long-term loans payable	1,209,116	(1,209,116)
Lease obligations	8,378	(8,378)
		100	77	9,776	9,954		Other financial liabilities
Net defined benefit liabilities	128,837	—	577	5,773	135,189	(D)	Defined benefit liabilities
Allowance for retirement benefits of directors and Audit and Supervisory Board members	4,805	(4,805)
Deferred tax liabilities on revaluation of land	8,904	(8,904)
Deferred tax liabilities	42,818	8,918	(61)	(1,778)	49,896	(E)	Deferred tax liabilities
Other	62,504	4,705	14,831	23,599	105,639	(D)	Other non-current liabilities

Total long-term liabilities	1,801,049	13	29,484	86,386	1,916,933		Total non-current liabilities

Total liabilities	3,415,968	—	56,884	138,202	3,611,055		Total liabilities

Net assets							Equity
Common stock	419,524	—	—	—	419,524		Common stock
Capital surplus	383,010	—	—	—	383,010		Capital surplus
Retained earnings	1,837,919	—	(2,012)	2,542	1,838,449	(F)	Retained earnings
Less: Treasury stock, at cost	(87,942)	—	—	—	(87,942)		Treasury stock
Accumulated other comprehensive income	221,310	—	(1,722)	(30,700)	188,886	(F)	Other components of equity
			(3,735)	(28,157)	2,741,929		Total equity attributable to owners of the parent
Non-controlling interests in consolidated subsidiaries	235,252	—	23,476	(11,463)	247,266		Non-controlling interests

Total net assets	3,009,075	—	19,741	(39,621)	2,989,195		Total equity

Total liabilities and net assets	6,425,043	—	76,625	98,581	6,600,250		Total liabilities and equity

Notes to the reconciliations of equity as of the transition date (April 1, 2016)

Major adjustments between Japanese GAAP and IFRS regarding the above reconciliations are presented below:

(1)	Reclassification

•	Trade and other receivables

“Allowance for doubtful accounts” separately presented, and “Accrued receivable and others” included in “Other” under Japanese GAAP are presented as “Trade and other receivables” under IFRS.

•	Other financial assets and other financial liabilities

As required under IFRS, “Other financial assets” and “Other financial liabilities” are presented separately.

•	Deferred tax assets and deferred tax liabilities

“Deferred tax assets” and “Deferred tax liabilities” separately presented in current assets and current liabilities under Japanese GAAP are presented in non-current assets and non-current liabilities under IFRS.

•	Trade and other payables

“Accounts payable-other” separately presented under Japanese GAAP is presented in “Trade and other payables” under IFRS.

•	Bonds, borrowings and lease liabilities

“Short-term loans payable”, “Bonds due within one year”, “Long-term loans payable”, “Current portion of lease obligations” and “Lease obligations” separately presented under Japanese GAAP are presented in “Bonds, borrowings and lease liabilities” (current and non-current liabilities) under IFRS.

(2)	Adjustment to the differences in the scope of consolidation and others

•	Differences in the scope of consolidation

Under IFRS, the companies over which the Group has control are consolidated as subsidiaries. As a result of applying the definition of control under IFRS, certain associates accounted for using the equity method under Japanese GAAP are consolidated as subsidiaries.

•	Investments in joint operations

Under IFRS, if parties who have joint control of a joint arrangement have rights to the assets and obligations for the liabilities relating to the arrangement, the arrangement is classified as a joint operation and the Group is required to recognize its share of assets, liabilities, income and expenses generated from the joint operation. In applying IFRS, certain investments accounted for using the equity method under Japanese GAAP are consolidated as joint operations.

(3)	Adjustment to the differences in recognition and measurement

(A)	Adjustment to property, plant and equipment

In applying IFRS, the Group reviewed the depreciation method for certain property, plant and equipment. As a result, property, plant and equipment increased by 50,400 million yen.

The Group also applied lease accounting to transactions which substantially meet the definition of a lease considering the commercial substance of the contracts. As a result, property, plant and equipment increased by 33,382 million yen.

In addition, the Group performed impairment tests as of the transition date, resulted in a decrease in property, plant and equipment of 4,564 million yen.

(B)	Adjustment to investments accounted for using the equity method

As a result of the impairment tests performed at the transition date, the Group recorded an impairment on one of its overseas associates in the steelmaking and steel fabrication segment as it became probable that the associate would enter into financial reorganization. Its carrying amount was reduced to its recoverable amount which was determined by value in use with the assumed pre-tax discount rate of 19.0%. The Group also recorded an impairment on a domestic associate and reduced its carrying amount to its recoverable amount. As a result, investments accounted for using the equity method decreased by 23,874 million yen as of the transition date.

(C)	Adjustment to other financial assets

In applying IFRS, the Group remeasured non-marketable equity instruments at fair value. As a result, other financial assets increased by 55,964 million yen.

(D)	Adjustment to employee benefits

In applying IFRS, the Group reviewed the discount rates for retirement benefit in accordance with the Group’s accounting policies. As a result, defined benefit assets decreased by 10,687 million yen and defined benefit liabilities increased by 5,294 million yen.

Furthermore, in applying IFRS, the Group recognized liabilities for leave and award granted to employees who rendered certain years of service. As a result, other non-current liabilities increased by 14,834 million yen.

(E)	Adjustment to deferred tax assets

In applying IFRS, the Group treated the tax effects on unrealized gains eliminated on consolidation as temporary differences for the buyer, and recognized deferred tax assets based on the tax rate applied by the buyer, considering the buyer’s recoverability. As a result, deferred tax assets decreased by 30,153 million yen.

(F)	Adjustment to the retained earnings and the other components of equity is as follows:

		(Millions of Yen)

	Retained earnings	Other components of equity	Notes
Japanese GAAP	1,837,919	221,310
Adjustment to the differences in the scope of consolidation and others	(2,012)	(1,722)	Note (2)
Adjustment to property, plant and equipment	30,413	—	Note (A)
Adjustment to investments accounted for using the equity method	(23,874)	—	Note (B)
Adjustment to other financial assets	—	38,838	Note (C)
Adjustment to employee benefits	(21,822)	—	Note (D)
	43,551	(43,551)	*1 below
Adjustment to deferred tax assets	(30,153)	—	Note (E)
Adjustment to foreign exchange differences on translation of foreign operations	10,881	(10,881)	*2 below
Other	(6,453)	(15,106)

Total adjustments	530	(32,423)

IFRS	1,838,449	188,886

*1

The Group reclassified actuarial gains and losses and past service costs as of the transition date to retained earnings from other components of equity in accordance with the Group’s accounting policies regarding retirement benefits.

*2	The Group applied certain exemptions provided by IFRS 1 and elected to deem the cumulative translation difference for all foreign operations to be zero as of the transition date.

(G) Adjustment to interest-bearing debt

In applying IFRS, interest-bearing debt increased by 24,500 million yen as a result of translating interest-bearing debt denominated in foreign currency that is a hedged item in a cash flow hedge at the exchange rate at the end of reporting period.

In addition, the Group applied lease accounting to the transactions that meet the definition of finance lease based on the commercial substance of the contracts. As a result, interest-bearing debt increased by 33,382 million yen.

Furthermore, the Group recognized sales of trade receivables that did not qualify for derecognition as a financing transaction. As a result, interest-bearing debt increased by 16,908 million yen.

Appendix A

(TRANSLATION)

SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement (this “Agreement”) is entered into between Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) and Nisshin Steel Co., Ltd. (“Nisshin Steel”) on May 16, 2018 (the “Execution Date”), as follows.

Article 1. (Share Exchange)

As prescribed in this Agreement, NSSMC and Nisshin Steel shall effect a share exchange under which NSSMC will be the wholly-owning parent company and Nisshin Steel will be the wholly-owned subsidiary company (the “Share Exchange”).

Article 2. (Trade Name and Address)

The trade names and addresses of NSSMC and Nisshin Steel shall be as follows:

(1)	NSSMC (Wholly-owning parent company)

Trade name:	Nippon Steel & Sumitomo Metal Corporation

Address:	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

(2)	Nisshin Steel (Wholly-owned subsidiary company)

Trade name:	Nisshin Steel Co., Ltd.

Address:	4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

Article 3. (Number of Shares to be Delivered in the Share Exchange and Matters Regarding Allocation of Shares)

1.

Upon the Share Exchange, NSSMC shall deliver the number of shares obtained by multiplying the total number of Nisshin Steel shares (excluding those held by NSSMC) at the point in time immediately before NSSMC acquires all issued shares in Nisshin Steel under the Share Exchange (the “Base Point”) by 0.71, and allocate them to each shareholder of Nisshin Steel at the Base Point (excluding NSSMC).

2.

Upon the Share Exchange, NSSMC shall allocate to each shareholder of Nisshin Steel at the Base Point (excluding NSSMC) Nisshin Steel shares held by it in the ratio of 0.71 NSSMC shares for one Nisshin Steel share.

3.

If there are any fractions of less than one share of NSSMC common stock that NSSMC will allocate to shareholders of Nisshin Steel pursuant to the preceding two paragraphs, NSSMC shall treat them in accordance with Article 234 of the Companies Act and the provisions of other relevant laws and regulations.

Article 4. (Matters Regarding Amounts of Stated Capital and the Reserves of NSSMC)

The increase in the amounts of stated capital, capital reserves and retained earnings reserves of NSSMC that take place due to the Share Exchange are set forth below. However, whenever necessary, NSSMC and Nisshin Steel may change these amounts upon agreement between them through mutual consultation.

(1)	Stated capital:	0 yen

(2)	Capital reserves:	the minimum amount required by laws and regulations

(3)	Retained earnings reserves:	0 yen

A-1

Article 5. (Effective Date)

The effective date (meaning the day when the Share Exchange will take effect) shall be January 1, 2019. However, if necessary, NSSMC and Nisshin Steel may change the effective date upon agreement between them through mutual consultation.

Article 6. (Amendment to and Termination of the Agreement)

If, during the period beginning on the Execution Date and running through the effective date, any material change in the financial condition or operating results of NSSMC or Nisshin Steel occurs or is identified, any event materially impeding the effectuation of the Share Exchange in accordance with this Agreement occurs or is identified, or it becomes otherwise difficult to achieve the purpose of the Share Exchange, NSSMC and Nisshin Steel may amend or terminate this Agreement upon mutual agreement through good faith consultation.

Article 7. (Matters for Consultation)

NSSMC and Nisshin Steel shall resolve any matter not provided herein or any doubt about the interpretation hereof in accordance with the purpose of this Agreement, through good faith consultation between them.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate by affixing their respective signatures or names and seals thereto and shall each retain one (1) copy.

May 16, 2018

NSSMC:

6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Nippon Steel & Sumitomo Metal Corporation
Representative Director and President
Kosei Shindo (Signature)

Nisshin Steel:

4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
Nisshin Steel Co., Ltd.
President & CEO and Representative Director
Kinya Yanagawa (Signature)

A-2

Appendix B (TRANSLATION) [English Translation for reference purposes only. In the event of any discrepancy between this translation and the Japanese original, the original shall prevail.] Nisshin Steel Co., Ltd. Financial Analysis of the Share Exchange Ratio May 16, 2018 Mitsubishi UFJ Morgan Stanley

Nisshin Steel Co., Ltd. Table of Contents Section 1 Basic Assumptions Section 2 Financial Analysis Mitsubishi UFJ Morgan Stanley

Nisshin Steel Co., Ltd. Section 1 Basic Assumptions Mitsubishi UFJ Morgan Stanley

Nisshin Steel Co., Ltd. Basic Assumptions Basic Assumptions of this Analysis Purpose of this Document This document (this Document) has been prepared and is submitted to Nisshin Steel Co., Ltd. (Your Company or Nisshin Steel) to report on the analysis of the share exchange ratio of the share exchange between Your Company, as a wholly owned subsidiary company, and Nippon Steel & Sumitomo Metal Corporation (NSSMC), as a wholly owning parent company (the Transaction or the Share Exchange), conducted by Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (MUMSS) at Your Companys request (this Analysis) for the sole purpose of use as a reference by Your Company when considering the Share Exchange Therefore, this Document is not prepared for any other purpose and MUMSS does not provide any opinion externally regarding the appropriateness of any of the conditions precedent or assumptions forming the basis of Your Companys decision, or of the share exchange ratio itself. MUMSS does not make any recommendation to Your Company of any specific share exchange ratio, nor suggest any specific share exchange ratio as the only appropriate one for the Transaction. Furthermore, this Document does not constitute any opinion whatsoever regarding the share exchange ratio at any point, even including that after the completion of the Transaction MUMSS does not, through this Document give any opinion on or promote approval for the Transaction, the transfer and acceptance of shares in NSSMC, the exercise of shareholders rights by voting right, etc., consent to the Transaction or any other related matters, and it is not intended that any shareholders of Your Company or NSSMC or other third party rely on this Document in any way MUMSS does not provide any opinion regarding Your Companys management decision making regarding the Transaction, or regarding the benefits of the Transaction in comparison to Your Companys other strategic options. Your Companys decision regarding the Transaction should be made by Your Company alone based comprehensively on negotiations and discussions with NSSMC, this Document and other documents and information, etc. This Document has been prepared in accordance with the terms and conditions of the Engagement Letter dated March 28, 2018 and Indemnification Letter dated March 28, 2018 by and between Your Company and MUMSS. It is not intended for disclosure to any third parties other than Your Company, and if it is necessary to disclose this Document to a third party, Your Company is required to obtain the prior written consent of MUMSS If Your Company discloses this Document to a third party upon obtaining the prior written consent of MUMSS, MUMSS will not be liable to Your Company or such third parties in relation to the contents of this Document Reference Date for this Analysis The reference date of this Analysis is May 15, 2018 - However, the financial statements and other market data used in this Document are restricted to those documents and information that can Mitsubishi UFJ Morgan Stanley

Nisshin Steel Co., Ltd. Basic Assumptions Basic Assumptions of this Analysis (Contd) be obtained, and therefore may include data from time-points other than the reference date listed above - Market data etc. for the market stock price analysis and other analysis are based on the figure as of the date of May 15, 2018 - Furthermore, for data in regards to foreign companies, the figures included are as of the business day prior to the above reference date - Furthermore, the DCF analysis is based on the use of a valuation date of January 1, 2019 (the anticipated effective date of the Transaction) The analysis by MUMSS is based on the economic, financial, market and other circumstances as of the reference date, and on the Information Used obtained up to the reference date. The contents of this Document and assumptions on which they are based may be affected by changes in circumstances after the reference date, but MUMSS is under no obligation to revise, update or reconfirm this Document Information and Documents The Analysis has been performed based on publicly available information and on the following documents (collectively referred to in this Document as Information Used): - Financial forecasts, company materials and other information based on the business plan of Your Company disclosed by Your Company - The financial forecasts above include synergies, etc., with the NSSMC Group as a result of making it a subsidiary in March 2017, and, in addition, it does not assume the implementation of the share exchange - The information obtained from various vendors such as Toyo Keizai forecasts, Capital IQ and Quick - PwC Advisory LLCs Financial Due Diligence Research Report (Interim) dated March 23, 2018 (received on: March 26, 2018) - PwC Advisory LLCs Financial Due Diligence Research Report dated April 27, 2018 (received on May 7, 2018) - PwC Tax Japans Tax Due Diligence Interim Report dated March 23, 2018 (received on: March 26, 2018) - PwC Tax Japans Tax Due Diligence Report dated April 27, 2018 (received on: May 7, 2018) - Nomura & Partners Legal Due Diligence Report dated April 20, 2018 (received on: April 20, 2018) - In addition, details that were discussed based on the above documents Assumptions and Disclaimers This Document is subject to the following assumptions and disclaimers: Mitsubishi UFJ Morgan Stanley

Nisshin Steel Co., Ltd. Basic Assumptions Basic Assumptions of this Analysis (Contd) - MUMSS has relied on and acted on the assumption that the Information Used is accurate and complete in its entirety. This Document has been prepared on the assumption that there are no facts or information that remains undisclosed to MUMSS that could have a material impact on this Document. MUMSS has not independently verified the veracity, completeness or comprehensiveness of such information, nor is MUMSS under any obligation to do so. Furthermore, MUMSS has used the information provided as is on the assumption that financial and other forecasts, etc. contained in the Information Used has been reasonably prepared based on the best forecasts and judgement of Your Company. MUMSS does not take any responsibility for the veracity, appropriateness or achievability, etc. of such financial forecasts, etc., and does not provide any opinion regarding these financial forecasts, etc. and the assumptions on which they are based - MUMSS has not independently assessed, appraised or evaluated the assets or liabilities (including contingent liabilities) of Your Company, NSSMC or related companies, and has not received provision of any appraisal or evaluation or requested any third party organization conduct any appraisal or evaluation - Certain conditions precedent have been set in this Document based on the information provided, but MUMSS is under no obligation to independently verify the reasonableness, appropriateness, or achievability of such conditions precedent, and does not take any responsibility for the same - The conditions precedent of the Analysis may change depending on the veracity and accuracy, etc. of the Information Used or the details of additional information acquired hereafter, which could potentially change the contents of this Document significantly - MUMSS has assumed that the terms and conditions of contracts relating to the Transaction will be carried out without waiver, amendment or delay, that all permits and consents, etc. required from government organizations and supervisory bodies, etc. relating to the Transaction can all be obtained, and that such permits and consents, etc. are not delayed, restricted, or conditional in any way that would have a material adverse effect on the Transaction - MUMSS is not a legal, accounting or tax advisor. MUMSS is a financial advisor, and has not independently verified any legal, accounting or tax issues, and has relied on advice from Your Company or your legal, accounting and tax advisors - The preparation of this Document and the analysis forming the basis thereof is a complex process and is not necessarily susceptible to a partial analysis or summary description. MUMSS has considered all analysis outcomes comprehensively and has not Mitsubishi UFJ Morgan Stanley

Nisshin Steel Co., Ltd. Basic Assumptions Basic Assumptions of this Analysis (Contd) placed particular weighting on specific analysis or factors considered - The analysis conducted by MUMSS cannot be considered to be the actual value of Your Company and NSSMC for the scope of the evaluation based on the specific analysis described in this Document - When conducting its analysis, MUMSS has made many assumptions regarding the state of the industry, general business conditions and the state of the economy, etc. Many of these factors are outside the control of Your Company and NSSMC. All forecasts included in the analyses of MUMSS do not necessarily indicate actual future outcomes or actual values, and the outcomes and values could be significantly more or less favorable than those indicated by such forecasts Other Disclaimers MUMSS provides services with respect to the Transaction as financial advisor to Your Company, in connection with this transaction and will receive a fee for its services, a large portion of which is contingent upon the announcement of the Transaction and the closing of the Transaction MUMSS or its affiliates (meaning Mitsubishi UFJ Financial Group, Inc. and its affiliated companies, Morgan Stanley and group entities that are directly or indirectly controlled by Morgan Stanley (including, without limitation, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, Morgan Stanley Asia Limited and Morgan Stanley MUFG Securities Co., Ltd.)) provide or may provide, either in the past, present or future, global financial services including banking services, securities services, trust services, investment management services or other financial services, etc. to Your Company, NSSMC or related companies of either. MUMSS or its affiliates do or may hold or trade, etc., either on its own account or a customers account, shares, bonds, securities or loans in or to Your Company, NSSMC or related companies of either. MUMSS or its affiliates, or directors or executives thereof may invest its own funds, or manage funds in which its own funds are invested in Your Company, NSSMC, or the bonds, shares or loans of corporations related to the Transaction, currencies or products related to the Transaction, or related derivative products. Furthermore, MUMSS may provide currency brokerage services to Your Company, NSSMC, or to corporations related to the Transaction Copyright MUMSS reserves all copyright to this Document, which is protected by the provisions of copyright laws and copyright-related treaties of Japan and other countries Mitsubishi UFJ Morgan Stanley

Nisshin Steel Co., Ltd. Section 2 Financial Analysis Mitsubishi UFJ Morgan Stanley

Nisshin Steel Co., Ltd. Financial Analysis Financial Analysis of the Share Exchange Ratio Share Exchange Ratio (the ratio of NSSMCs shares to 1 share of Nisshin Steel) Summary MUMSS adopted Market Share Price Analysis, Comparable Company Analysis and DCF Analysis for calculating the share exchange ratio " The ranges of Nisshin Steels share values are as below, where the per-share value of NSSMCs shares is assumed to be 1 under each valuation method " For NSSMC, MUMSS made calculations using a market share price analysis based on its judgment that common shares of NSSMC are listed on the First Section of Tokyo Stock Exchange, Inc., NSSMCs aggregate market value is significantly high compared with that of Nisshin Steel, and the market liquidity of NSSMCs shares is high; thus, when calculating the value of NSSMCs shares as consideration for the Share Exchange, it would obtain sufficiently fair results under the market share price analysis Share Exchange ratio Market share Price Analysis 0.57 - 0.60 Comparable Company Analysis 0.43 0.64 DCF Analysis 0.57 0.79 Mitsubishi UFJ Morgan Stanley Market Share Price Analysis 0.57 0.60 Comparable Company Analysis 0.43 0.64 DCF Analysis 0.57 0.79 0 0.2 0.4 0.6 0.8 1 1.2 1.4 1.6

Nisshin Steel Co., Ltd. Financial Analysis Market Share Price Analysis Share exchange ratio based on the market share price analysis Valuation Analysis Share Exchange Ratio Market Share Price Analysis 0.57-0.60 Period Share Exchange Ratio 1 Month Average (April 16, 2018-May 15, 2018) 0.58 3 Month Average (February 16, 2018-May 15, 2018) 0.57 6 Months Average (November 16, 2017-May 15, 2018) 0.60 Mitsubishi UFJ Morgan Stanley Market Share Price Analysis 0.57 0.60 0 0.2 0.4 0.6 0.8 1 1.2 1.4 1.6

Nisshin Steel Co., Ltd. Financial Analysis Historical share exchange ratio (Nisshin Steel / NSSMC) over the past 12 months Historical Share Exchange Ratio (Nisshin Steel/NSSMC) LTM (May 16, 2017 May 15, 2018) Average of Share Exchange Ratio Reference Date (2018/5/15) 0.60x 1 Month Average 0.58x 3 Months Average 0.57x 6 Months Average 0.60x Mitsubishi UFJ Morgan Stanley 0.70x 0.60x 0.50x 0.40x 2017/5/16 2017/8/16 2017/11/16 2017/2/16 Share Exchange Ratio (Nisshin Steel / NSSMC) 1M Ave 3M Ave 6M Ave

Nisshin Steel Co., Ltd. Financial Analysis Comparable Company Analysis Share exchange ratio based on the comparable company analysis - For NSSMC, MUMSS made calculations using the market share price analysis Valuation Analysis Share Exchange Ratio Comparable Company Analysis 0.43-0.64 Mitsubishi UFJ Morgan Stanley Comparable Company Analysis 0.43 0.64 0 0.2 0.4 0.6 0.8 1 1.2 1.4 1.6

Nisshin Steel Co., Ltd. Financial Analysis DCF Analysis Share exchange ratio based on the discounted cash flow analysis -For NSSMC, MUMSS made calculations using the market share price analysis Valuation Analysis Share Exchange Ratio DCF Analysis 0.57-0.79 Assumptions Item Source of Financial Forecasts (Nisshin Steel) Summary Financial Forecasts prepared by the managements of Nisshin Steel, which were based on 2020 Medium-Term Management Plan (fiscal year ending March 31, 2019 to fiscal year ending March 31, 2021) Valuation Date January 1, 2019 Calculation Method of the Going Concern Value (Nisshin Steel) Multiple Method (EBITDA multiple) and Perpetuity Growth Rate Method Discount Rate WACC (Weighted Average Cost of Capital) Mitsubishi UFJ Morgan Stanley DCF Analysis 0.57 0.79 0 0.2 0.4 0.6 0.8 1 1.2 1.4 1.6

Nisshin Steel Co., Ltd. Disclaimer The information contained in this Document is provided for informational purposes only. There are no representations made in regard to the accuracy or completeness of the information contained in this Document. The information contained in this Document is based on publicly disclosed information and the information provided to Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (MUMSS) from recipients and third parties under certain assumptions. MUMSS and its affiliate companies (collectively, Our Company) do not guarantee the information contained in this Document, and, in addition, Our Company expressly states that it is not responsible for the information contained in this Document (including, but not limited to, express or implied representations or warranties with respect to matters stated or not stated in this Document). This Document is not intended for financial advice or other recommendations by Our Company, the recipients of this Document should not rely on this Document, and this Document may not be used as the basis for any decision making or acts. The views and conditions of the transaction contained in this Document are provisional and are based on the financial, economic, market and other circumstances at the time this Document was created and may be subject to change in the future. This Document and the information contained in this Document do not constitute an application for underwriting of securities or handling related thereto, and they do not constitute legal, regulatory, financial or tax advice for the recipients of this Document. The recipients of this Document are recommended to obtain legal, accounting, tax and financial advice from independent third parties in regards to the contents of this Document and the transaction described in this Document. By receiving this Document, the recipients of this Document are deemed to have agreed to keep confidential, not distribute or disclose to third parties nor publish the data, analysis, results and other information contained in this Document or related to this Document (including information provided orally by Our Company in relation to this Document). Furthermore, Our Company and MUFG Bank, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are separate companies, and this Document provided by Our Company is not provided by MUFG Bank, Ltd. and Mitsubishi UFJ Trust and Banking Corporation. Our Company and Morgan Stanley MUFG Securities Co., Ltd are separate companies. Copyright 2018 Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. All rights reserved. Otemachi Financial City South Tower, 1-9-7, Otemachi, Chiyoda-ku, Tokyo 100-0004 Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. Investment Banking Business Unit Mitsubishi UFJ Morgan Stanley

Appendix C

(TRANSLATION)

Exhibit

May 16, 2018

To Board of Directors, Nisshin Steel Co., Ltd.

Third-Party Committee
Chairman:	Yoshihide Hirowatari [seal]
Member:	Isao Endo [seal]
Member:	Tatsu Katayama [seal]

Report

Based on a document dated March 2, 2018 (the “Company’s Delegation Letter”) from Nisshin Steel Co., Ltd. (the “Company”), the Third-Party Committee (the “Committee”) was asked to provide advice regarding whether a share exchange wherein Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) will become a wholly owning parent company and the Company will become a wholly owned subsidiary (the “Share Exchange”), which is under consideration between the Company and NSSMC, is disadvantageous to the Company’s minority shareholders.

The Committee expresses its opinion as an “entity who has no interest” (Rule 441-2 of the Securities Listing Regulations of Tokyo Stock Exchange, Inc.) in NSSMC, the controlling shareholder of the Company (hereinafter, this document is referred to as the “Opinion”), as follows.

Please note that this Opinion was prepared only based on the materials provided and circumstances explained by the Company, NSSMC, and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) and is within the limit and the range thereof, and that the Committee is not liable to the Company and other third parties under this Opinion.

Part 1: Matters for Examination

In the Company’s Delegation Letter, the Committee was asked to comprehensively examine mainly the following matters (the “Matters for Examination”) as a basis for preparing this Opinion.

(i)	Whether the purpose of the Share Exchange is reasonable;

(ii)

Whether fairness is maintained in the procedures for the Share Exchange (i.e., background leading to appointment of valuation organizations regarding the share exchange ratio, involvement of outside directors or outside audit & supervisory board members in the decision-making process);

(iii)	Whether the terms and conditions for the Share Exchange are fair and reasonable; and

(iv)	Whether the Share Exchange is not disadvantageous to minority shareholders considering (i) to (iii) above.

Part 2: Opinion

The Committee’s opinions regarding the Matters for Examination are as follows:

(a)	It is recognized that the purpose of the Share Exchange is reasonable;

(b)	It is recognized that the procedures for the Share Exchange are fair;

(c)	It is recognized that the exchange ratio in the Share Exchange is fair and reasonable; and

(d)	It is recognized that the Share Exchange is not disadvantageous to the Company’s minority shareholders.

Part 3: Examination Work

The Committee conducted the following examination work to prepare this Opinion:

(i)	Examined each material stated in the Appendix hereto (the “Examined Materials”);

(ii)	Interviewed with Mr. Toshiaki Naganuma of the Company on March 20, 2018 regarding the Share Exchange (the “Interview with the Company”);

(iii)

Interviewed with Mr. Takahiro Nagayoshi, Executive Officer and Head of Division of the Corporate Planning Division, and Mr. Akihiro Nakashima, General Manager of the Corporate Planning Division, of NSSMC on April 4, 2018 regarding the Share Exchange (the “Interview with NSSMC”); and

(iv)

Interviewed with Mr. Youjirou Tanaka, Mr. Atsushi Shinohara, and Mr. Hirotaka Suzuki of Mitsubishi UFJ Morgan Stanley Securities on April 11, 2018 regarding the Share Exchange (the “Interview with Mitsubishi UFJ Morgan Stanley Securities”).

Part 4: Examination

A.	Reasonableness of the Purpose of the Share Exchange

1.	Background Leading to the Share Exchange

(a)	The Company’s Business Structure and Relationship with NSSMC

The Company was established in April 2014 through the merger of Nisshin Steel Holdings Co., Ltd. (established in 2012), the former Nisshin Steel Co., Ltd. (established in 1959), and Nippon Metal Industry Co., Ltd. (established in 1932). The Company specializes in coated steel sheets, special steel and stainless steel and has received high evaluations from its markets for distinctive product groups (such as ZAM and high-carbon steel) and meticulous development marketing in line with customer needs, together with its MOONSTAR corporate symbol. In addition, since the establishment of Nisshin Steel Holdings Co., Ltd., the Company has implemented the measures, including enhancing business competitiveness by reducing costs, ensuring multi-stratified earnings through core products strategies, and creating new markets by deepening customer-centrism, and has achieved certain positive results.

In March 2017, NSSMC successfully made the Company its subsidiary (the “Conversion into a Subsidiary”), in order to provide better products, technologies and services to consumers in and outside Japan, build cost competitiveness to survive global competition and build strong finances through efficient utilization of funds and assets, thereby facilitating various measures to maximize corporate value and creating synergies.

Since the Conversion into a Subsidiary, NSSMC and the Company have constantly realized synergistic effects through the mutual utilization of their management resources and deepening of their sales alliance and optimization of their production system, through the use of technological advancement and flexible merchandizing at a global top level, cost competitiveness and global responsiveness focusing on steel scrap, which are the strengths of NSSMC, and through customer and market responsiveness through attentive business development based on consumer needs, which are the strengths of the Company.

(b)	Business Environment

While global demands for steel products are expected to constantly expand in the long run, the environment surrounding the steel-making industry is at a turning point for long-term and structural changes, exemplified by: changes in the steel supply-demand structure such as concerns about gradual decrease in domestic demand for residences and automobiles, etc. accompanying domestic depopulation, movements toward protectionism, a shift to domestic production by emerging countries including Southeast Asia and India; changes in social and industrial structures such as germination of new demands for semiconductors and sensors by the rapid progress of IT, increased needs of auto-manufacturers for lighter and stronger vehicle bodies, the spread of cars powered by new and alternative sources of energy, such as electric vehicles, and automated driving; and expectation from companies for measures toward the realization of a sustainable society. Under these circumstances, companies have difficulty in surviving unless they have the power to respond to these changes; and it is uncertain whether the Company can respond to these changes and survive given its business scale.

Regarding the stainless steel business, while the market is expected to grow at an annual rate of 5% in the future, Chinese companies’ overcapacity has become more serious due to the spread of the technology to manufacture general-purpose stainless steel at lower cost; particularly, the market for general-purpose products, which are the main products that the Company’s stainless steel business deals in, is in quite an unstable state. Therefore, manufacturers who lack competitiveness in terms of cost, technological ability, and product development ability are expected to face quite a severe situation.

(c)	Issues Which Surfaced after the Conversion into a Subsidiary

After the Conversion into a Subsidiary, not only quantifiable synergies but also non-quantifiable synergies, such as the relationship of trust with NSSMC, have been fostered and the effectiveness of the synergy resulting from the Conversion into a Subsidiary has been confirmed. On the other hand, it has come to light that the Company failed to fully enjoy the synergy from technical and personnel viewpoints because it was not a wholly owned subsidiary of NSSMC. Accordingly, it became obvious that it is urgent to develop a company structure capable of enduring long-term and structural changes now, while the environment surrounding the steel-making industry remains relatively steady. Moreover, while the Company is receiving support from NSSMC, from NSSMC’s perspective problems regarding the Company’s profit structure have become clear. Although many of the problems relating to the Company’s ordinary steel business and special steel business were remedied with NSSMC’s support, it became clear that there was a limitation on how much NSSMC’s support alone could do to resolve the problem of low profitability of the Company’s stainless steel business; e.g., the difference in operational indicators (such as the yield) compared with those of Nippon Steel & Sumikin Stainless Steel Corporation and the high-cost structure in the Kinuura Works.

2.	Significance and Purpose of the Share Exchange

(a)	Realization of Expeditious and Flexible Response to Changes in the Business Environment

The Company’s conversion into a wholly owned subsidiary of NSSMC through the Share Exchange is considered to enable the Company to more speedily enact intercompany measures including those for pursuit of an optimized production system and business restructuring of its group companies in a more expeditious and flexible manner in line with the changes in the business environment. As a result, it will lead to prompt resolution of the issues that have surfaced following the Conversion into a Subsidiary stated in 1.(c) above. At the same time, because the Company can make the most of the NSSMC group’s management resources, it is considered that the Company will be able to further show the strength of its customer and market responsiveness, and reinforce its brand power, which has been built under customer-centric principles.

Particularly, being at a turning point for long-term and structural changes, in order to expeditiously develop company structure while the business environment remains steady, it is necessary to improve corporate value by integrating production lines between companies, discontinuing some of the production lines, and thereby having each company focus on its strengths. However, such measures will inevitably cause short-term disadvantages to one of the companies; and promoting those measures while maintaining the listing of the Company shares may cause short-term disadvantages to minority shareholders. Therefore, under the current situation where there are minority shareholders, the Company will be concerned about a failure to obtain the minority shareholders’ understanding and cannot promptly advance the above measures, and will possibly be unable to respond to long-term and structural changes which can occur in the future. The Company’s conversion into a wholly owned subsidiary of NSSMC through the Share Exchange will enable the Company to proactively and expeditiously implement radical responses including the above measures, and as a result, the Company’s corporate value is expected to increase. The matters expected to be realized by the Share Exchange include, for example, production optimization (by consolidating steel types), integration of the production including stoppage of production lines, further introduction of technology and know-how from the NSSMC group, and establishment of in a leading position in areas of the special steel sheets and strips (high-carbon steel) and ZAM, in which the Company group has advantages among the NSSMC group.

(b)	Improvement of Profit Structure of the Stainless Steel Business by the Integration of the Stainless Steel Sheet Business Planned to Take Place After the Share Exchange

There is a limit to how much the profit structure of the Company’s stainless steel business can be improved solely by the measures stated in (a) above; more radical improvement is required to be implemented in order to address the issues of the stainless steel business stated in 1.(c) above, for which integrating the stainless steel sheet business would be indispensable.

After the Share Exchange, around April 1, 2019, it is planned that [NSSMC] will assume part of the steel sheet business contained within NSSMC’s special stainless steel business (steel sheets, shaped steel), and the steel sheet business contained within the Company’s stainless steel business (steel sheets, steel pipes and tubes). The basic agreement regarding the integration of that stainless steel sheet business is planned to be executed on May 16, 2018. Although the integration of the stainless steel sheet business itself is not necessarily required to be conducted through the Share Exchange, the reasonableness of the Share Exchange should not be denied for that reason. In light of the fact that the profitability of the Company’s stainless steel business is worsening, it is cannot necessarily be said that having the integration of the stainless steel sheet business precede the Share Exchange will increase the Company’s corporate value more; therefore, it does not seem that conducting the Share Exchange without having the integration of the stainless steel sheet business precede the Share Exchange will cause more disadvantageous results to minority shareholders (than having the integration of the stainless steel sheet business precede). Rather, it cannot be denied that implementing the integration of the stainless steel sheet business between the wholly owned subsidiaries causes less discord between the interested parties and enables the integration to progress smoothly; also from this perspective, having the conversion into a wholly owned subsidiary by the Share Exchange precede such can be said to have a certain reasonableness.

3.	Impact on the Company’s Corporate Value

As a result of conducting the examination work stated in Part 3 above and examining the matters stated 2. above, the Committee determined that the Company’s corporate value is expected to increase by conducting the Share Exchange and also concluded that this Share Exchange is reasonable, given that (i) the Share Exchange will enable the Company to more speedily enact intercompany measures including those for pursuit of an optimized production system and business restructuring of its group companies in a more expeditious and flexible manner in line with the changes in the business environment and that (ii) the profit structure of the stainless steel business is expected to improve by the integration of the stainless steel sheet business planned to take place after the Share Exchange.

4.	Sub-Conclusion

As stated above, the Committee determined that the purpose of the Share Exchange is reasonable.

B.	Fairness of the Procedures for the Share Exchange

1.	Obtaining Share Exchange Ratio Valuation Reports from Independent Third-Party Valuation Organizations

In order to decide on the Share Exchange, the Company appointed Mitsubishi UFJ Morgan Stanley Securities as a third-party valuation organization which is independent of the Company and NSSMC. Further, in order to ensure the fairness of the share exchange ratio, the Company asked Mitsubishi UFJ Morgan Stanley Securities to calculate the exchange ratio in the Share Exchange, and obtained the “Share Exchange Ratio Valuation Report” dated May 16, 2018 from Mitsubishi UFJ Morgan Stanley Securities.

2.	Obtaining Advice from Legal Advisors and Financial Advisors That Are Independent of the Company and NSSMC

In order to be cautious in examinations regarding the Share Exchange and to enhance the fairness and objectivity in examination processes, the Company appointed Nomura & Partners and PricewaterhouseCoopers Co., Ltd. (“PwC”) as its own legal advisor and financial advisor, respectively, that are independent of the Company and NSSMC and have no interest therein. The Company obtained advice regarding its decision-making process and other points to note in the Share Exchange.

3.	Exclusion of Interested Directors from the Share Exchange

When forming the examination project team regarding the Share Exchange, the Company excluded an audit & supervisory board member who concurrently serves as an NSSMC employee (refer to C.2. below as to negotiations between the Company and NSSMC regarding the Share Exchange). Moreover, the board of directors of the Company will exclude involvement of an audit & supervisory board member who concurrently serves as an NSSMC employee when deciding on the Share Exchange.

The Company’s project team has reported its examination status to officers other than the above-mentioned concurrently serving officer from time to time depending on the progress of the Share Exchange; and the team stated that all directors and audit & supervisory board members excluding the above-mentioned concurrently serving officer are expected to approve the Share Exchange in the board of directors’ meeting regarding the Share Exchange to be held on May 16, 2018.

4.	Involvement of Outside Officers in the Share Exchange

In order to decide on the Share Exchange, the board of directors of the Company will obtain this Opinion from the Committee that includes one outside director and one outside audit & supervisory board member as members.

5.	Sufficient Information Disclosure

In conducting the Share Exchange, the Company will discuss in detail with the Tokyo Stock Exchange and take sufficient disclosure measures. Further, in that disclosure, the Company will sufficiently disclose the measures to ensure transparency and fairness of the Share Exchange, including the measures to ensure fairness of the Share Exchange and the measures to avoid conflicts of interest (and the status of interest of the relevant persons as its premise), and appropriately disclose the grounds of allocation details of NSSMC shares relating to the Share Exchange, including its premise.

Therefore, the Committee determined that regarding the Share Exchange, sufficient information will be disclosed in accordance with the practices in ordinary share exchanges between parent and subsidiary companies.

6.	Sub-Conclusion

As stated above, the Committee determined that the procedures for the Share Exchange are fair.

C.	Fairness and Reasonableness of the Exchange Ratio in the Share Exchange

1.	Obtaining Share Exchange Ratio Valuation Reports from Independent Third-Party Valuation Organizations

Regarding the share valuation used as a base to calculate the share exchange ratio, for NSSMC, Mitsubishi UFJ Morgan Stanley Securities which the Company appointed as an independent third-party valuation organization mainly used a market share price analysis based on its judgment that common shares of NSSMC are listed on the First Section of Tokyo Stock Exchange, Inc. (the “TSE”), NSSMC’s aggregate market value is significantly high compared with that of the Company, and the market liquidity of NSSMC shares is high; thus, when calculating the value of NSSMC shares as consideration for the Share Exchange, it would obtain sufficiently fair results under the market share price analysis.

For the Company, Mitsubishi UFJ Morgan Stanley Securities used (i) a market share price analysis because its shares are listed on a financial instruments exchange and their market share prices exist, (ii) a comparable company analysis because there are several listed companies comparable to the Company and thus its share value can be analogized under the comparable company analysis, and (iii) a discounted cash flow analysis (the “DCF Analysis”) in order to reflect the Company’s future business activities into the valuation.

According to Mitsubishi UFJ Morgan Stanley Securities, the ranges of the Company’s share values are as follows, where the per-share value of NSSMC shares is assumed to be 1 under each valuation method:

Adopted Method	Calculation Result of the Share Exchange Ratio
Market Share Price Analysis	0.57 - 0.60
Comparable Company Analysis	0.43 - 0.64
DCF Analysis	0.57 - 0.79

According to Mitsubishi UFJ Morgan Stanley Securities, under the market share price analysis, for both companies, using May 15, 2018 as the reference date, and making reference to the closing price of each company’s shares on the First Section of the TSE on the reference date, the simple averages of the closing price on each business day for the one month, three months, and six months immediately preceding the reference date were applied.

Under the comparable company analysis, for the Company, the value of the Company’s shares was analyzed through comparison with financial indicators showing market share prices and profits, etc. of listed companies undertaking type of businesses relatively analogous to the Company. Based on the results of that analysis, the share exchange ratio was calculated to range from 0.43 to 0.64.

Under the DCF Analysis, for the Company, the enterprise value of the Company was calculated by discounting the future free cash flow based on the financial forecasts prepared by the Company at a certain discount rate to the present value. The going concern value under a discounted cash flow method was calculated using a perpetuity growth rate method and a multiple method. A discount rate of 5.00% to 5.50% was used. Further, a perpetuity growth rate of -0.25% to 0.25% was used, and under the multiple method, an EBITDA multiple of 5.75 times to 6.75 times was used. Based on the results above, the share exchange ratio was calculated to range from 0.57 to 0.79.

Under the Company’s financial forecasts, which were used by Mitsubishi UFJ Morgan Stanley Securities as a base to calculate the share exchange ratio, a substantial increase is expected for FY2019 and FY2020, due to maximization of its synergy with the NSSMC group and business structure reforms utilizing the group’s technologies and know-how following the Conversion into a Subsidiary, as well as advancement of its core product strategy through reviewing its core product group and enhancing branding, and advancement of a customer satisfaction pursuit strategy as part of strengthening of the value chain. Note that such financial forecasts are not premised on the presumption that the Share Exchange will be conducted.

The Committee examined the “Share Exchange Ratio Valuation Report” submitted by Mitsubishi UFJ Morgan Stanley Securities and the relevant detailed materials regarding share exchange ratios, and determined that the selection of valuation methods for the Company’s and NSSMC’s share value, valuation process, and consideration process regarding share valuation are all fair and reasonable, because (i) the above valuation methods are general in the practice of share valuation and selection itself has no unreasonable respects, (ii) in the calculation using the market share price analysis, there is no circumstance where the share values of the Company and NSSMC are unfairly distorted, (iii) in the calculation using the comparable company analysis, selection of the compared analogous companies has no unreasonable aspects, and (iv) in the calculation using the DCF Analysis, the business plan presented by the Company was used as a base of the calculation, and the valuation process based on that business plan has no unreasonable aspects.

2.	Background and Results of Determination

The Company asked Mitsubishi UFJ Morgan Stanley Securities to provide advice regarding the exchange ratio in the Share Exchange on or after April 12, 2018, by reference to the drafted “Preliminary Valuation Analysis” relating to the share exchange ratio analysis submitted by Mitsubishi UFJ Morgan Stanley Securities as of April 11, 2018. In tandem with examinations based on in-house survey and analysis, the Company held substantive consultations and negotiations regarding the share exchange ratio with NSSMC six times in total (April 12, April 17, April 20, April 27, May 8, and May 11, 2018) and finally both companies reached an agreement.

The Company reported to the Committee that they finally reached an agreement on the share exchange ratio as 0.71, which number is within the range stated in the “Share Exchange Ratio Valuation Report” above and can be said to be reasonable.

3.	Sub-Conclusion

As stated above, the Committee determined that the exchange ratio in the Share Exchange is fair and reasonable.

D.	Whether the Share Exchange Is Not Disadvantageous to the Company’s Minority Shareholders

As stated above, given that the purpose of the Share Exchange is reasonable, the procedures for the Share Exchange are fair, and the exchange ratio in the Share Exchange is considered to be fair and reasonable, it is recognized that the Share Exchange is not disadvantageous to the Company’s minority shareholders.

E.	Conclusion

Based on the foregoing, the Committee’s opinions regarding the Matters for Examination are as follows:

(a)	It is recognized that the purpose of the Share Exchange is reasonable;

(b)	It is recognized that the procedures for the Share Exchange are fair;

(c)	It is recognized that the exchange ratio in the Share Exchange is fair and reasonable; and

(d)	It is recognized that the Share Exchange is not disadvantageous to the Company’s minority shareholders.

End

Appendix D

(TRANSLATION)

SELECTED ARTICLES OF THE COMPANIES ACT OF JAPAN

[English Translation for reference purposes only.

In the event of any discrepancy between this translation and the Japanese original, the original shall prevail.]

Companies Act

Act No. 86 of July 26, 2005

Part V    Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

Chapter IV	Share Exchange and Share Transfer

Section 1	Share Exchange

Subsection 1	Common Provisions

(Conclusion of a Share Exchange Agreement)

Article 767

A Stock Company may effect a Share Exchange. In such cases, the Stock Company shall conclude a Stock Exchange agreement with the company acquiring all of its Issued Shares (limited to a Stock Company or a Limited Liability Company; hereinafter referred to as the “Wholly Owning Parent Company Resulting from the Share Exchange” in this Part).

Subsection 2        Share Exchange Which Causes a Stock Company to Acquire the Issued Shares

(Share Exchange Agreement Which Causes a Stock Company to Acquire the Issued Shares)

Article 768

(1)

In the case where a Stock Company effects a Share Exchange, if the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company, it shall prescribe the following matters in the Share Exchange agreement:

(i)

the trade name and address of the Stock Company effecting the Share Exchange (hereinafter referred to as the “Wholly Owned Subsidiary Company Resulting from the Share Exchange” in this Part) and the Stock Company that constitutes the Wholly Owning Parent Company Resulting from the Share Exchange (hereinafter referred to as the “Wholly Owning Parent Stock Company Resulting from the Share Exchange” in this Part);

(ii)

if the Wholly Owning Parent Stock Company Resulting from the Share Exchange is to deliver to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange Monies, etc. in lieu of the shares thereof when effecting the Share Exchange, the following matters concerning such Monies, etc.:

(a)

if such Monies, etc. are shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the description of the number of such shares (or, for a Company with Class Shares, the classes of the shares and the number of the shares for each class) or the method for calculating such numbers, and matters concerning the amount of the stated capital and capital reserves of the Wholly Owning Parent Stock Company Resulting from the Share Exchange;

(b)

if such Monies, etc. are Bonds of the Wholly Owning Parent Stock Company Resulting from the Share Exchange (excluding those pertaining to Bonds with Share Options), the description of the classes of such Bonds and the total amount for each class of Bonds, or the method for calculating that total amount;

(c)

if such Monies, etc. are Stock Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange (excluding those attached to Bonds with Share Options), the description of the features and number of such Share Options, or the method for calculating such number;

(d)

if such Monies, etc. are Bonds with Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the matters prescribed in (b) concerning such Bonds with Share Options and the matters prescribed in (c) concerning the Share Options attached to such Bonds with Share Options; or

(e)

if such Monies, etc. are property other than shares, etc. in the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the description of the features and number or amount of such property, or the method for calculating such number or amount;

(iii)

in the case prescribed in the preceding item, matters concerning the allotment of Monies, etc. set forth in that item to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding the Wholly Owning Parent Stock Company Resulting from the Share Exchange);

(iv)

if the Wholly Owning Parent Stock Company Resulting from the Share Exchange is to deliver to share option holders of Share Options in the Wholly Owned Subsidiary Company Resulting from the Share Exchange Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange in lieu of such Share Options at the time of the Share Exchange, the following matters concerning such Share Options:

(a)

the description of the features of the Share Options (hereinafter referred to as “Share Options under Share Exchange Agreement” in this Part) held by share option holders of Share Options in the Wholly Owned Subsidiary Company Resulting from the Share Exchange who will receive delivery of Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange;

(b)

the description of the features and number of Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange to be delivered to share option holders of Share Options under Share Exchange Agreement, or the method for calculating such number; and

(c)

if Share Options under Share Exchange Agreement are Share Options attached to Bonds with Share Options, a statement to the effect that the Wholly Owning Parent Stock Company Resulting from the Share Exchange will succeed to the obligations relating to the Bonds pertaining to such Bonds with Share Options and the description of the classes of the Bonds subject to such succession and the total amount for each class of Bonds, or the method for calculating that total amount;

(v)

in the case prescribed in the preceding item, matters concerning the allotment of the Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange set forth in that item to share option holders of Share Options under Share Exchange Agreement; and

(vi)	the day on which the Share Exchange becomes effective (hereinafter referred to as the “Effective Day” in this Section).

(2)

In the case prescribed in the preceding paragraph, if the Wholly Owned Subsidiary Company Resulting from the Share Exchange is a Company with Class Shares, the Wholly Owned Subsidiary Company Resulting from the Share Exchange and the Wholly Owning Parent Stock Company Resulting from the Share Exchange may provide for the following matters in prescribing the matters set forth in item

(iii) of that paragraph in accordance with the features of the classes of shares issued by the Wholly Owned Subsidiary Company Resulting from the Share Exchange:

(i)	if there is any arrangement that no Monies, etc. are allotted to shareholders of a certain class of shares, a statement to such effect and such class of shares; and

(ii)

in addition to the matters listed in the preceding item, if there is any arrangement that each class of shares shall be treated differently with respect to allotment of Monies, etc., a statement to such effect and the details of such different treatment.

(3)

In the case prescribed in paragraph (1), the provisions on the matters listed in item (iii) of that paragraph shall be such that the Monies, etc. are delivered in proportion to the number of the shares (or, in cases where there are provisions on the matters listed in item (ii) of the preceding paragraph, the number of the shares of each class) held by shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding the Wholly Owning Parent Stock Company Resulting from the Share Exchange and shareholders of the class of shares referred to in item (i) of the preceding paragraph).

(Effectuation, etc. of a Share Exchange Which Causes a Stock Company to Acquire the Issued Shares)

Article 769

(1)

The Wholly Owning Parent Stock Company Resulting from a Share Exchange shall acquire all of the Issued Shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange already held by the Wholly Owning Parent Stock Company Resulting from the Share Exchange) on the Effective Day.

(2)

In the case set forth in the preceding paragraph, the Wholly Owned Subsidiary Company Resulting from the Share Exchange shall be deemed to have given the approval set forth in Article 137(1) with regard to the acquisition of shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (limited to Shares with a Restriction on Transfer, and excluding those already held by the Wholly Owning Parent Stock Company Resulting from the Share Exchange prior to the Effective Day) by the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(3)

In the cases listed in the following items, shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange shall become the persons specified respectively in those items, in accordance with the provisions on the matters set forth in paragraph (1)(iii) of the preceding Article, on the Effective Day:

(i)	in cases where there is a provision on the matters set forth in (a) of item (ii) of paragraph (1) of the preceding Article: shareholders of shares set forth in (a) of that item;

(ii)	in cases where there is a provision on the matters set forth in (b) of item (ii) of paragraph (1) of the preceding Article: bondholders of Bonds set forth in (b) of that item;

(iii)	in cases where there is a provision on the matters set forth in (c) of item (ii) of paragraph (1) of the preceding Article: share option holders of Share Options set forth in (c) of that item; or

(iv)

in cases where there is a provision on the matters set forth in (d) of item (ii) of paragraph (1) of the preceding Article: bondholders of the Bonds pertaining to Bonds with Share Options set forth in (d) of that item, and share option holders of the Share Options attached to such Bonds with Share Options.

(4)

In the case prescribed in paragraph (1)(iv) of the preceding Article, the Share Options under Share Exchange Agreement shall be extinguished and share option holders of the Share Options under Share Exchange Agreement shall become share option holders of the Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange set forth in item (iv)(b) of that Article, in accordance with the provisions on the matters set forth in item (v) of that Article, on the Effective Day.

(5)

In the case prescribed in (c) of item (iv) of paragraph (1) of the preceding Article, the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall succeed to the obligations relating to the Bonds pertaining to Bonds with Share Options set forth in (c) of that item on the Effective Day.

(6)	The provisions of the preceding paragraphs shall not apply in cases where procedures under the provisions of Article 789 or Article 799 are not completed yet or where the Share Exchange is cancelled.

Chapter V	Procedures of Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

Section 2	Procedures of an Absorption-type Merger, etc.

Subsection 1	Procedures for a Company Disappearing in an Absorption-type Merger, a Company Splitting in an Absorption-type Split, and a
Wholly Owned Subsidiary Company Resulting from a Share Exchange

Division 1	Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 782

(1)

Each of the Stock Companies listed in the following items (hereinafter referred to as an “Disappearing Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger Agreement, etc. began to be kept until the day on which six months have elapsed from the day on which the Absorption-type Merger, Absorption-type Company Split or Share Exchange (hereinafter referred to as an “Absorption-type Merger, etc.” in this Section) becomes effective (hereinafter referred to as the “Effective Day” in this Section) (or, in the case of a Stock Company Disappearing in an Absorption-type Merger, until the Effective Day), keep documents detailing the particulars specified respectively in those items (hereinafter referred to as the “Absorption-type Merger Agreement, etc.” in this Section) and other information prescribed by Ordinance of the Ministry of Justice, and electronic or magnetic records in which this has been recorded, at its head office:

(i)	Stock Company Disappearing in an Absorption-type Merger: the Absorption-type Merger agreement;

(ii)	Stock Company Splitting in an Absorption-type Split: the Absorption-type Company Split agreement; and

(iii)	Wholly Owned Subsidiary Company Resulting from a Share Exchange: the Share Exchange agreement.

(2)	The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i)

if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders meeting (including a General Meeting of Class Shareholders), the day two weeks prior to the day of the shareholders meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii)

if there are shareholders who are to receive the notice under the provisions of paragraph (3) of Article 785, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iii)

if there are share option holders who are to receive the notice under the provisions of paragraph (3) of Article 787, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier

(iv)

if the procedures under the provisions of Article 789 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier; or

(v)

in cases other than those prescribed in the preceding items, the day on which two weeks have elapsed from the day of conclusion of the Absorption-type Company Split agreement or the Share Exchange agreement.

(3)

Shareholders and creditors of a Disappearing Stock Company, etc. (or, in the case of a Wholly Owned Subsidiary Company Resulting from a Share Exchange, shareholders and share option holders) may make the following requests to said Disappearing Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Disappearing Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i)	requests for inspection of the documents set forth in paragraph (1);

(ii)	requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

(iii)

a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in paragraph (1); and

(iv)

a request to be provided with the information recorded in an electronic or magnetic record as set forth in paragraph (1) by the electronic or magnetic means that the Disappearing Stock Company, etc. has designated, or a request to be issued a document showing that information.

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 783

(1)	A Disappearing Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting by the day immediately preceding the Effective Day.

(2)

Notwithstanding the provisions of the preceding paragraph, in the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is not a Company with Classes of Shares, if all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange (hereinafter referred to as the “Consideration for the Merger, etc.” in this Article and paragraph (1) of the following Article) are Equity Interests, etc. (meaning equity interests of a Membership Company or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Article), the consent of all shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange shall be obtained with regard to the Absorption-type Merger agreement or the Share Exchange agreement.

(3)

In the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Shares with a Restriction on Transfer, etc. (meaning Shares with a Restriction on Transfer and those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Chapter), the Absorption-type Merger or the Share Exchange shall not become effective without a resolution of a General Meeting of Class Shareholders constituted by the Class Shareholders of the class of shares subject to the allotment of the Shares with a Restriction on Transfer, etc. (excluding Shares with a Restriction on Transfer) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective General Meetings of Class Shareholders constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such General Meeting of Class Shareholders.

(4)

In the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Equity Interests, etc., the Absorption-type Merger or the Share Exchange shall not become effective without the consent of all shareholders of the class subject to the allotment of the Equity Interests, etc.

(5)

An Disappearing Stock Company, etc. shall notify its Registered Pledgees of Shares (excluding the Registered Pledgees of Shares in the cases prescribed in paragraph (2) of the following Article) and Registered Pledgees of Share Options concerning the Share Options specified in the items of Article 787(3) that it will effect the Absorption-type Merger, etc. by twenty days prior to the Effective Day.

(6)	A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(Cases Where Approval of the Absorption-type Merger Agreement, etc. Is Not Required)

Article 784

(1)

The provisions of paragraph (1) of the preceding Article shall not apply in the cases where the Company Surviving the Absorption-type Merger, the Company Succeeding in the Absorption-type Split or the Wholly Owning Parent Company Resulting from the Share Exchange (hereinafter referred to as the “Surviving Company, etc.” in this Division) is the Special Controlling Company of the Disappearing Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the value of the merger, etc. in the Absorption-type Merger or Share Exchange is Shares with a Restriction on Transfer, etc., and the Disappearing Stock Company, etc. is a Public Company and not a Company with Class Shares.

(2)

The provisions of the preceding Article shall not apply in cases where the sum of the book value of the assets that the Company Succeeding in the Absorption-type Split succeeds to through the Absorption-type Company Split does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Stock Company Splitting in the Absorption-type Split, such proportion) of the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Stock Company Splitting in the Absorption-type Split.

(Demanding Cessation of Absorption-Type Merger, etc.)

Article 784-2

In the following cases, if shareholders of a Disappearing Stock Company, etc. are likely to suffer disadvantages, shareholders of a Disappearing Stock Company, etc. may demand the Disappearing Stock Company, etc. to cease an Absorption-type Merger, etc.; provided, however, that this shall not apply to cases prescribed in paragraph (2) of the preceding Article:

(i)	In cases where said Absorption-type Merger, etc. violates the applicable laws and regulations or the articles of incorporation; or

(ii)

In the cases prescribed in the main clause of paragraph (1) of the preceding Article, when the matters listed in Article 749 (1) (ii) or (iii), Article 751 (1) (iii) or (iv), Article 758 (iv), Article 760 (iv) or (v), Article 768 (1) (ii) or (iii), or Article 770 (1) (iii) or (iv) are extremely improper in light of the financial status of said Disappearing Stock Company, etc. or Surviving Company, etc.

(Dissenting Shareholders’ Appraisal Rights)

Article 785

(1)

In cases of effecting an Absorption-type Merger, etc. (excluding the following cases), dissenting shareholders may demand that the Disappearing Stock Company, etc. purchase, at a fair price, the shares that they hold:

(i)	in cases prescribed in Article 783 (2); or

(ii)	in cases prescribed in Article 784 (2).

(2)

The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783 (4) in the cases prescribed in that paragraph):

(i)	in cases where a resolution of a shareholders meeting (including a General Meeting of Class Shareholders) is required to effect the Absorption-type Merger, etc.: the following shareholders:

(a)

shareholders who gave notice to such Disappearing Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders meeting and who dissented from such Absorption-type Merger, etc. at such shareholders meeting (limited to those who can exercise voting rights at such shareholders meeting);

(b)	shareholders who are unable to exercise voting rights at such shareholders meeting; and

(ii)	in cases other than those prescribed in the preceding item: all shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 784 (1)).

(3)

A Disappearing Stock Company, etc. shall notify its shareholders (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783 (4) in the cases prescribed in that paragraph and said Special Controlling Company in the cases prescribed in the main clause of Article 784 (1))) that it will effect an Absorption-type Merger, etc. and the trade name and address of the Surviving Company, etc., by twenty days prior to the Effective Day; provided, however, that this shall not apply in the cases listed in the items of paragraph (1).

(4)	In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i)	in cases where the Disappearing Stock Company, etc. is a Public Company; or

(ii)	in cases where the Disappearing Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders meeting set forth in Article 783(1).

(5)

To make a demand under the provisions of paragraph (1) (hereinafter referred to as the “Exercise of Appraisal Rights” in this Division)), a dissenting shareholder must indicate the number of shares with regard to which the shareholder is Exercising Appraisal Rights (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class), between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(6)

When intending to Exercise Appraisal Rights on shares for which share certificates have been issued, shareholders of said shares shall submit the share certificates representing those shares to the Disappearing Stock Company, etc.; provided, however, that this shall not apply to a person who makes a demand pursuant to the provisions of Article 223 with respect to said share certificates.

(7)	Shareholders Exercising Appraisal Rights may withdraw their demands for appraisal only with the approval of the Disappearing Stock Company, etc.

(8)	The demands of the shareholders Exercising Appraisal Rights lose effect if the Absorption-type Merger, etc. is cancelled.

(9)	The provisions of Article 133 shall not apply to shares pertaining to the Exercise of Appraisal Rights.

(Determination of the Price of Shares)

Article 786

(1)

If a shareholder Exercises Appraisal Rights and an agreement determining the price of the shares is reached between the shareholder and the Disappearing Stock Company, etc. (or between the shareholder and the Company Surviving the Absorption-type Merger, if an Absorption-type Merger is effected and it is after the Effective Day; hereinafter the same applies in this Article), the Disappearing Stock Company, etc. must pay that price within sixty days from the Effective Day.

(2)

If no agreement on the determination of the price of the shares is reached within thirty days from the Effective Day, shareholders or the Disappearing Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3)

Notwithstanding the provisions of paragraph (7) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, shareholders Exercising Appraisal Rights may withdraw their demands for appraisal at any time after the expiration of such period.

(4)

A Disappearing Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5)	A Disappearing Stock Company, etc. may pay the amount that said Disappearing Stock Company, etc. considers to be a fair price to shareholders until the determination of price of shares.

(6)	A share purchase connected with the Exercise of Appraisal Rights becomes effective on the Effective Day.

(7)

If a shareholder Exercises Appraisal Rights with respect to shares for which share certificates are issued, the Share Certificate-Issuing Company must pay the price of the shares relating to the Exercise of the Appraisal Rights in exchange for the share certificates.

(Exercise of Appraisal Rights on Share Options)

Article 787

(1)

In cases of carrying out any one of the acts listed in the following items, share option holders of Share Options of the Disappearing Stock Company, etc. provided for in those items may demand that the Disappearing Stock Company, etc. purchase, at a fair price, the Share Options that they hold:

(i)

Absorption-type Merger: Share Options other than those for which provisions on the matters set forth in Article 749 (1) (iv) or (v) meet the conditions set forth in item (iii) of Article 236 (1) (limited to those related to (a) of that item);

(ii)

Absorption-type Company Split (limited to cases where the Company Succeeding in the Absorption-type Split is a Stock Company): among the following Share Options, Share Options other than those for which provisions on the matters set forth in Article 758 (v) or (vi) meet the conditions set forth in item (viii) of Article 236 (1) (limited to those related to (b) of that item):

(a)	the Share Options in the Absorption-type Company Split Agreement; and

(b)

Share Options other than the Share Options in the Absorption-type Company Split Agreement, for which there are provisions to the effect that, in the case of effecting an Absorption-type Company Split, Share Options of the Stock Company Succeeding in the Absorption-type Split shall be delivered to share option holders of such Share Options; or

(iii)

Share Exchange (limited to cases where the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company): Among the following Share Options, Share Options other than those for which provisions on the matters set forth in item (iv) or item (v) of Article 768 (1) meet the conditions set forth in item (viii) of Article 236 (1) (limited to those related to (d) of that item):

(a)	Share Options under Share Exchange Agreement; and

(b)

Share Options other than Share Options under Share Exchange Agreement and for which there are provisions to the effect that, in the case of effecting a Share Exchange, Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall be delivered to share option holders of such Share Options.

(2)

If of Share Options attached to Bonds with Share Options intend to make the demand under the preceding paragraph (hereinafter referred to as the “Exercise of Appraisal Rights on Share Options” in this Division), they shall also demand that the Disappearing Stock Company, etc. purchase the Bonds pertaining to Bonds with Share Options; provided, however, that this shall not apply in cases where it is otherwise provided for with respect to the Share Options attached to such Bonds with Share Options.

(3)

The Disappearing Stock Companies, etc. listed in the following items shall notify share option holders of Share Options provided for in those items that they will effect an Absorption-type Merger, etc. and the trade name and address of the Surviving Company, etc., by twenty days prior to the Effective Day:

(i)	Stock Company Disappearing in the Absorption-type Merger: all Share Options;

(ii)	the Stock Company Splitting in the Absorption-type Split in cases where the Company Succeeding in the Absorption-type Split is a Stock Company: the following Share Options:

(a)	the Share Options in the Absorption-type Company Split Agreement; and

(b)

Share Options other than the Share Options in the Absorption-type Company Split Agreement and for which there are provisions to the effect that, in the case of effecting an Absorption-type Company Split, Share Options of the Stock Company Succeeding in the Absorption-type Split shall be delivered to share option holders of such Share Options;

(iii)	the Wholly Owned Subsidiary Company Resulting from a Share Exchange in cases where the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company: the following Share Options:

(a)	Share Options under Share Exchange Agreement; and

(b)

Share Options other than Share Options under Share Exchange Agreement and for which there are provisions to the effect that, in the case of effecting a Share Exchange, Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall be delivered to share option holders of such Share Options.

(4)	A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(5)

To Exercise Appraisal Rights on Share Options, the share option holder must indicate the features and number of the Share Options with respect to which the holder is Exercising those Appraisal Rights, between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(6)

When intending to Exercise Appraisal Rights on Share Options in respect of Share Options for which share option certificates have been issued, the holder of those Share Options shall submit to Disappearing Stock Company, etc. the share option certificates; provided, however, that this shall not apply to a person who files a public petition as prescribed in Article 114 of the Non-Contentious Cases Procedure Act with respect to said share option certificates.

(7)

When intending to Exercise Appraisal Rights on Share Options in respect of Share Options attached to Bonds with Share Options for which certificate representing the Bond with Share Options have been issued, the holder of those Share Options shall submit to the Disappearing Stock Company, etc. the certificate representing the Bond with Share Options; provided, however, that this shall not apply to a person who files a petition for public notice as prescribed in Article 114 of the Non-Contentious Cases Procedure Act with respect to said certificate representing the Bond with Share Options.

(8)	Share option holders Exercising Appraisal Rights on Share Options may withdraw their demands for appraisal of the Share Options only with the approval of the Disappearing Stock Company, etc.

(9)	The demands of the share option holders Exercising Appraisal Rights on Share Options lose effect if the Absorption-type Merger, etc. is cancelled.

(10)	The provisions of Article 260 shall not apply to Share Options pertaining to the Exercise of Appraisal Rights on Share Options.

(Determination of the Price of Share Options)

Article 788

(1)

In cases where a holder of share options Exercises Appraisal Rights on the Share Options, if an agreement on the determination of the price of the Share Options (in cases where such Share Options are attached to Bonds with Share Options, if a holder thereof demands the Disappearing Stock Company, etc. to purchase the Bonds constituting those Bonds with Share Options, including such Bonds; hereinafter the same shall apply in this Article) is reached between the share option holder and the Disappearing Stock Company, etc. (or, after the Effective Day in cases of effecting an Absorption-type Merger, the Company Surviving the Absorption-type Merger; hereinafter the same shall apply in this Article), the Disappearing Stock Company, etc. shall make payment within sixty days from the Effective Day.

(2)

If no agreement on the determination of the price of the Share Options is reached within thirty days from the Effective Day, the share option holder or the Disappearing Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3)

Notwithstanding the provisions of paragraph (8) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, the share option holders Exercising Appraisal Rights on the Share Options may withdraw their demands for appraisal of the Share Options at any time after the expiration of such period.

(4)

The Disappearing Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5)	A Disappearing Stock Company may pay the amount that said Disappearing Stock Company considers to be a fair price to share option holders by the determination of price of Share Options.

(6)	The purchase of Share Options relating to the Exercise of Appraisal Rights on Share Options shall become effective on the Effective Day.

(7)

If a share option holder Exercises Appraisal Rights on Share Options with respect to Share Options for which share option certificates are issued, the Disappearing Stock Company, etc. shall pay the price of the Share Options relating to the Exercise of Appraisal Rights on the Share Options in exchange for the hare option certificates.

(8)

If a share option holder Exercises Appraisal Rights on Share Options with respect to Share Options attached to a Bond with Share Options for which a certificate for a Bond with Share Options is issued, the Disappearing Stock Company, etc. shall pay the price of the Share Options relating to the Exercise of Appraisal Rights on the Share Options in exchange for the certificate for the Bond with Share Options.

(Objections of Creditors)

Article 789

(1)	In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Disappearing Stock Company, etc.:

(i)	in cases of effecting an Absorption-type Merger: creditors of the Stock Company Disappearing in the Absorption-type Merger;

(ii)

in cases of effecting an Absorption-type Company Split: creditors of the Stock Company Splitting in the Absorption-type Split who are unable to request the Stock Company Splitting in the Absorption-type Split to perform the obligations (including performance of the guarantee obligations that the Stock Company Splitting in the Absorption-type Split jointly and severally assumes with the Company Succeeding in the Absorption-type Split as a guarantor) (or, in the case where there are provisions on the matter set forth in Article 758 (viii) or Article 760 (vii), creditors of the Stock Company Splitting in the Absorption-type Split); and

(iii)	in cases where the Share Options under Share Exchange Agreement are Share Options attached to Bonds with Share Options: bondholders pertaining to such Bonds with Share Options.

(2)

In cases where all or part of the creditors of the Disappearing Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Disappearing Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor (limited to one who is able to state an objection pursuant to the provisions of such paragraph), if any; provided, however, that the period under item (iv) may not be less than one month:

(i)	a statement that an Absorption-type Merger, etc. will be effected;

(ii)	the trade name and address of the Surviving Company, etc.;

(iii)

the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Disappearing Stock Company, etc. and the Surviving Company, etc. (limited to a Stock Company); and

(iv)	a statement to the effect that creditors may state their objections within a certain period of time.

(3)

Notwithstanding the provisions of the preceding paragraph, if the Disappearing Stock Company, etc. gives public notice under that paragraph by the Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Disappearing Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph (excluding such notices to creditors of the obligations of the Stock Company Splitting in an Absorption-type Split that have arisen due to a tort in the case of effecting an Absorption-type Company Split).

(4)	In cases where creditors do not raise any objections within the period under paragraph (2) (iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

(5)

In cases where creditors raise objections within the period under paragraph (2) (iv), the Disappearing Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

(Change in the Effective Day of an Absorption-type Merger, etc.)

Article 790

(1)	A Disappearing Stock Company, etc. may change the Effective Day by agreement with the Surviving Company, etc.

(2)

In the cases prescribed in the preceding paragraph, the Disappearing Stock Company, etc. shall give public notice of the changed Effective Day by the day immediately preceding the original Effective Day (or, immediately preceding the changed Effective Day, in the case where the changed Effective Day comes before the original Effective Day).

(3)

When the Effective Day is changed pursuant to the provisions of paragraph (1), the provisions of this Section and Article 750, Article 752, Article 759, Article 761, Article 769, and Article 771 shall apply by deeming the changed Effective Day to be the Effective Day.

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Company Split or Share Exchange)

Article 791

(1)

The Stock Company Splitting in an Absorption-type Split or the Wholly Owned Subsidiary Company Resulting from a Share Exchange shall, without delay after the Effective Day, prepare what are provided for in the following items for the categories set forth respectively in those items, jointly with the Company Succeeding in the Absorption-type Split or the Wholly Owning Parent Company Resulting from the Share Exchange:

(i)

Stock Company Splitting in the Absorption-type Split: documents detailing the rights and obligations that the Company Succeeding in the Absorption-type Split succeeded to by transfer from the Stock Company Splitting in the Absorption-type Split through the Absorption-type Company Split and any other information prescribed by the applicable Ordinance of the Ministry of Justice as concerning an Absorption-type Company Split, or electronic or magnetic records in which such information has been recorded; and

(ii)

Wholly Owned Subsidiary Company Resulting from the Share Exchange: documents detailing the number of shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange acquired by the Wholly Owning Parent Company Resulting from the Share Exchange and any other information prescribed by the applicable Ordinance of the Ministry of Justice as concerning a Share Exchange, or electronic or magnetic records in which such information has been recorded.

(2)

A Stock Company Splitting in an Absorption-type Split or a Wholly Owned Subsidiary Company Resulting from a Share Exchange shall, for a period of six months from the Effective Day, keep the documents or electronic or magnetic records set forth in the items of the preceding paragraph at its head office.

(3)

Shareholders, creditors and any other interested parties of a Stock Company Splitting in an Absorption-type Split may make the following requests to the Stock Company Splitting in the Absorption-type Split at any time during its business hours; provided, however, that the fees designated by said Stock Company Splitting in the Absorption-type Split are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i)	requests for inspection of the documents set forth in the preceding paragraph;

(ii)	requests for delivery of a transcript or extract of the documents set forth in the preceding paragraph;

(iii)

a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in the preceding paragraph; and

(iv)

a request to be provided with the information recorded in an electronic or magnetic record as referred to in the preceding paragraph by an electronic or magnetic means that the Stock Company Splitting in the Absorption-type Split has designated, or a request to be issued a document showing that information.

(4)

The provisions of the preceding paragraph shall apply mutatis mutandis to a Wholly Owned Subsidiary Company Resulting from a Share Exchange. In such cases, the phrase “shareholders, creditors and any other interested parties of a Stock Company Splitting in the Absorption-type Split” shall be deemed to be replaced with “persons who were shareholders or share option holders in the Wholly Owned Subsidiary Company Resulting from the Share Exchange as of the Effective Day.”

Subsection 2	Procedures for the Company Surviving an Absorption-type Merger, the Company Succeeding in an Absorption-type Split, and the Wholly Owning Parent Company Resulting from a Share Exchange

Division 1	Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 794

(1)	A Stock Company Surviving an Absorption-type Merger, a Stock Company Succeeding in an Absorption-type Split, or the Wholly Owning Parent Stock Company Resulting from a Share Exchange (hereinafter referred to as the “Surviving Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger Agreement, etc. began to be kept until the day on which six months have elapsed from the Effective Day, keep documents detailing the Absorption-type Merger Agreement, etc. and other information prescribed by Ordinance of the Ministry of Justice, and electronic or magnetic records in which this has been recorded, at its head office.

(2)	The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i)

if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders meeting (including a General Meeting of Class Shareholders), the day two weeks prior to the day of the shareholders meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii)	the day of the notice under the provisions of paragraph 3 of Article 797 or the day of the public notice under paragraph (4) of that Article, whichever is earlier; or

(iii)

if the procedures under the provisions of Article 799 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier.

(3)

Shareholders and creditors of a Surviving Stock Company, etc. (or, in the case where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are limited to shares of the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768 (1) (iv) (c)), shareholders) may make the following requests to said Surviving Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Surviving Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i)	requests for inspection of the documents set forth in paragraph (1);

(ii)	requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

(iii)

a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in paragraph (1); and

(iv)

a request to be provided with the information recorded in an electronic or magnetic record as referred to in paragraph (1) by an electronic or magnetic means that the Surviving Stock Company, etc. has designated, or a request to be issued a document showing that information.

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 795

(1)	A Surviving Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting by the day immediately preceding the Effective Day.

(2)	In the cases listed below, a director shall explain to that effect at the shareholders meeting set forth in the preceding paragraph:

(i)

in cases where the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of obligations that the Stock Company Surviving an Absorption-type Merger or the Stock Company Succeeding in an Absorption-type Split succeeds to by transfer from the Company Disappearing in the Absorption-type Merger or the Company Splitting in the Absorption-type Split (referred to as the “Amount of Succeeded Obligations” in the following item) exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of assets that the Stock

Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split succeeds to by transfer from the Company Disappearing in the Absorption-type Merger or the Company Splitting in the Absorption-type Split (referred to as the “Amount of Succeeded Assets” in the following item);

(ii)

in cases where the book value of the Monies, etc. (excluding shares, etc. of the Stock Company Surviving an Absorption-type Merger or the Stock Company Succeeding in an Absorption-type Split) delivered by the Stock Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split to shareholders of the Stock Company Disappearing in the Absorption-type Merger, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split exceeds the amount obtained by deducting the Amount of Succeeded Obligations from the Amount of Succeeded Assets; or

(iii)

in cases where the book value of the Monies, etc. (excluding shares, etc. of the Wholly Owning Parent Stock Company Resulting from a Share Exchange) delivered by the Wholly Owning Parent Stock Company Resulting from a Share Exchange to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of shares in the Wholly Owned Subsidiary Company Resulting from the Share Exchange to be acquired by the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(3)

In cases where the assets of a Company Disappearing in an Absorption-type Merger or a Company Splitting in an Absorption-type Split include shares of the Stock Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split, a director shall explain the matters concerning such shares at the shareholders meeting set forth in paragraph (1).

(4)

Where the Surviving Stock Company, etc. is a Company with Class Shares, in the cases listed in the following items, an Absorption-type Merger, etc. shall not become effective without a resolution of a General Meeting of Class Shareholders constituted by Class Shareholders of the class of shares provided for respectively in those items (limited to Shares with a Restriction on Transfer and for which the provisions of the articles of incorporation set forth in Article 199 (4) do not exist) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective General Meetings of Class Shareholders constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such General Meeting of Class Shareholders:

(i)

in cases where the Monies, etc. delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or to members of the Membership Company Disappearing in an Absorption-type Merger are shares of the Stock Company Surviving the Absorption-type Merger: the class of shares set forth in Article 749 (1) (ii) (a);

(ii)

in cases where the Monies, etc. delivered to the Company Splitting in an Absorption-type Split are shares of the Stock Company Succeeding in the Absorption-type Split: the class of shares set forth in Article 758 (iv) (a); or

(iii)

in cases where the Monies, etc. delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange: the class of shares set forth in Article 768(1) (ii) (a).

(Cases Where Approval of the Absorption-type Merger Agreement, etc. Is Not Required, etc.)

Article 796

(1)

The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in the cases where a Company Disappearing in an Absorption-type Merger, the Company Splitting in an Absorption-type Split or the Wholly Owned Subsidiary Company Resulting from a Share Exchange (hereinafter referred to as the

“Disappearing Company, etc.” in this Division) is the Special Controlling Company of the Surviving Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split are Shares with a Restriction on Transfer, etc. of the Surviving Stock Company, etc., and the Surviving Stock Company, etc. is not a Public Company.

(2)

The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in cases where the amount set forth in item (i) does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Surviving Stock Company, etc., such proportion) of the amount set forth in item (ii); provided, however, that this shall not apply in the cases listed in the items of paragraph (2) of that Article or the cases prescribed in the proviso to the preceding paragraph:

(i)	the total amount of the amounts listed below:

(a)

the amount obtained by multiplying the number of shares of the Surviving Stock Company, etc. to be delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from a Share Exchange, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split (hereinafter referred to as “Shareholders, etc. of the Disappearing Company, etc.” in this item) by the amount of net assets per share;

(b)	the total amount of the book value of Bonds, Share Options or Bonds with Share Options of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Disappearing Company, etc.; and

(c)	the total amount of the book value of property other than shares, etc. of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Disappearing Company, etc.; and

(ii)	the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Surviving Stock Company, etc.

(3)

In the cases prescribed in the main clause of the preceding paragraph, if shareholders that hold the shares (limited to those that entitle the shareholders to exercise voting rights at a shareholders meeting under paragraph (1) of the preceding Article) in the number prescribed by the applicable Ordinance of the Ministry of Justice notify the Surviving Stock Company, etc. to the effect that such shareholders dissent from the Absorption-type Merger, etc., within two weeks from the day of the notice under the provisions of Article 797 (3) or the public notice under paragraph (4) of that Article, such Surviving Stock Company, etc. must obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting no later than the day immediately preceding the Effective Day.

(Demanding Cessation of Absorption-Type Merger, etc.)

Article 796-2

In the following cases, if shareholders of the Surviving Stock Company, etc. are likely to suffer disadvantages, shareholders of the Surviving Stock Company, etc. may demand the Surviving Stock Company, etc. to cease an Absorption-type Merger, etc.; provided, however, that this shall not apply to cases prescribed in the main clause of paragraph (2) of the preceding Article (excluding the cases listed in the items of Article 795 (2) and the cases prescribed in the proviso to paragraph (1) or paragraph (3) of the preceding Article):

(i)	In cases where said Absorption-type Merger, etc. violates the applicable laws and regulations or the articles of incorporation; or

(ii)

In the cases prescribed in the main clause of paragraph (1) of the preceding Article, when the matters listed in Article 749 (1) (ii) or (iii), Article 758 (iv), or Article 768 (1) (ii) or (iii) are extremely improper in light of the financial status of said Surviving Stock Company, etc. or Disappearing Company, etc.

(Dissenting Shareholders’ Appraisal Rights)

Article 797

(1)

In cases of effecting an Absorption-type Merger, etc., dissenting shareholders may demand that the Surviving Stock Company, etc. purchase, at a fair price, the shares that they hold; provided, however, that this shall not apply to the cases prescribed in the main clause of Article 796 (2) (excluding the cases listed in the items of Article 795 (2) and the cases prescribed in the proviso to Article 796 (1), or (3)).

(2)	The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items:

(i)	in cases where a resolution of a shareholders meeting (including a General Meeting of Class Shareholders) is required to effect the Absorption-type Merger, etc.: the following shareholders:

(a)

shareholders who gave notice to such Surviving Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders meeting and who dissented from such Absorption-type Merger, etc. at such shareholders meeting (limited to those who can exercise voting rights at such shareholders meeting);

(b)	shareholders who are unable to exercise voting rights at such shareholders meeting; and

(ii)	in cases other than those prescribed in the preceding item: all shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 796 (1));

(3)

A Surviving Stock Company, etc. shall notify its shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 796 (1)) that it will effect an Absorption-type Merger, etc. and the trade name and address of the Disappearing Company, etc. (or, in the cases prescribed in Article 795 (3), the fact that it will effect an Absorption-type Merger, etc., the trade name and address of the Disappearing Company, etc. and the matters concerning shares set forth in that paragraph), by twenty days prior to the Effective Day.

(4)	In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i)	in cases where the Surviving Stock Company, etc. is a Public Company; or

(ii)	in cases where the Surviving Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders meeting set forth in Article 795 (1).

(5)

To make a demand under the provisions of paragraph (1) (hereinafter referred to as the “Exercise of Appraisal Rights” in this Division) a dissenting shareholder must indicate the number of shares with regard to which the shareholder is Exercising those Appraisal Rights (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class), between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(6)

When intending to Exercise Appraisal Rights on shares for which share certificates have been issued, shareholders of said shares shall submit the share certificates representing those shares to the Surviving Company, etc.; provided, however, that this shall not apply to a person who makes a demand pursuant to the provisions of Article 223 with respect to said share certificates.

(7)	Shareholders Exercising Appraisal Rights may withdraw their demands for appraisal only with the approval of the Surviving Stock Company, etc.

(8)	The demands of the shareholders Exercising Appraisal Rights lose effect if the Absorption-type Merger, etc. is cancelled.

(9)	The provisions of Article 133 shall not apply to shares pertaining to the Exercise of Appraisal Rights.

(Determination of the Price of Shares)

Article 798

(1)

If a shareholder Exercises Appraisal Rights and an agreement determining the price of the shares is reached between the shareholder and the Surviving Stock Company, etc., the Surviving Stock Company, etc. must pay that price within sixty days from the Effective Day.

(2)

If no agreement on the determination of the price of the shares is reached within thirty days from the Effective Day, shareholders or the Surviving Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3)

Notwithstanding the provisions of paragraph (7) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, shareholders Exercising Appraisal Rights may withdraw their demands for appraisal at any time after the expiration of such period.

(4)

The Surviving Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5)	The Surviving Stock Company, etc. may pay the amount that said Surviving Company, etc. considers as fair price to shareholders until the determination of price of shares.

(6)	A share purchase connected with the Exercise of Appraisal Rights becomes effective on the Effective Day.

(7)

If a shareholder Exercises Appraisal Rights with respect to shares for which share certificates are issued, the Share Certificate-Issuing Company must pay the price of the shares relating to the Exercise of the Appraisal Rights in exchange for the share certificates.

(Objections of Creditors)

Article 799

(1)	In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Surviving Stock Company, etc.:

(i)	in cases of effecting an Absorption-type Merger: creditors of the Stock Company Surviving the Absorption-type Merger;

(ii)	in cases of effecting an Absorption-type Company Split: creditors of the Stock Company Succeeding in the Absorption-type Split; or

(iii)

in cases of effecting a Share Exchange other than where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange are only shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto, or in the cases prescribed in Article 768 (1) (iv): creditors of the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(2)

In cases where the creditors of the Surviving Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Surviving Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor, if any; provided, however, that the period under item (iv) may not be less than one month:

(i)	a statement that an Absorption-type Merger, etc. will be effected;

(ii)	the trade name and address of the Disappearing Company, etc.;

(iii)

the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Surviving Stock Company, etc. and the Disappearing Company, etc. (limited to a Stock Company); and

(iv)	a statement to the effect that creditors may state their objections within a certain period of time.

(3)

Notwithstanding the provisions of the preceding paragraph, if the Surviving Stock Company, etc. gives public notice under that paragraph by Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Surviving Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph.

(4)	In cases where creditors do not raise any objections within the period under paragraph (2) (iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

(5)

In cases where creditors raise objections within the period under paragraph (2) (iv), the Surviving Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger, etc.)

Article 801

(1)

A Stock Company Surviving an Absorption-type Merger shall, without delay after the Effective Day, prepare documents detailing the rights and obligations that the Stock Company Surviving the Absorption-type Merger succeeded to by transfer from the Company Disappearing in the Absorption-type Merger through the Absorption-type Merger and any other information prescribed by Ordinance of the Ministry of Justice as concerning an Absorption-type Merger, or electronic or magnetic records in which such information has been recorded.

(2)

The Stock Company Succeeding in an Absorption-type Split (limited to the Stock Company Succeeding in the Absorption-type Split where the Limited Liability Company effects the Absorption-type Company Split) shall, without delay after the Effective Day, prepare, jointly with the Limited Liability Company Splitting in the Absorption-type Split, documents detailing the rights and obligations that the Stock Company Succeeding in the Absorption-type Split succeeded to by transfer from the Limited Liability Company Splitting in the Absorption-type Split through the Absorption-type Company Split and any other information prescribed by Ordinance of the Ministry of Justice as concerning an Absorption-type Company Split, or electronic or magnetic records in which such information has been recorded.

(3)

Each of the Surviving Stock Companies, etc. listed in the following items shall, for a period of six months from the Effective Day, keep what are specified respectively in those items at its head office:

(i)	Stock Company Surviving an Absorption-type Merger: documents or electronic or magnetic records set forth in paragraph (1);

(ii)	Stock Company Succeeding in an Absorption-type Split: documents or electronic or magnetic records set forth in the preceding paragraph or Article 791 (1) (i); and

(iii)	Wholly Owning Parent Stock Company Resulting from a Share Exchange: documents or electronic or magnetic records set forth in Article 791 (1) (ii).

(4)	Shareholders and creditors of the Stock Company Surviving an Absorption-type Merger may make the following requests to said Stock Company Surviving the Absorption-type Merger at any time during its business hours; provided, however, that the fees designated by said Stock Company Surviving the Absorption-type Merger are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i)	requests for inspection of the documents set forth in item (i) of the preceding paragraph;

(ii)	requests for delivery of a transcript or extract of the documents set forth in item (i) of the preceding paragraph;

(iii)

a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in item (i) of the preceding paragraph; and

(iv)

a request to be provided with the information recorded in an electronic or magnetic record as referred to in item (i) of the preceding paragraph by an electronic or magnetic means that the Stock Company Surviving the Absorption-type Merger, or requests has designated, or a request to be issued a document showing that information.

(5)

The provisions of the preceding paragraph shall apply mutatis mutandis to the Stock Company Succeeding in an Absorption-type Split. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders, creditors and any other interested parties,” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (ii) of the preceding paragraph.”

(6)

The provisions of paragraph (4) shall apply mutatis mutandis to the Wholly Owning Parent Stock Company Resulting from a Share Exchange. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders and creditors (or, in cases where Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are limited to shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768 (1) (iv) (c)), shareholders of the Wholly Owning Parent Stock Company Resulting from the Share Exchange),” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (iii) of the preceding paragraph.”

Source:	Unofficial translation of the Companies Act of Japan, published by Ministry of Justice, Government of Japan

Appendix E

Flash Report

Consolidated Basis

Results for the First Quarter of Fiscal 2018

(April 1, 2018—June 30, 2018)

<under Japanese GAAP>

August 2, 2018

Company name:	Nippon Steel & Sumitomo Metal Corporation
Stock listing:	Tokyo, Nagoya, Sapporo, Fukuoka stock exchanges
Code number:	5401
URL:	http://www.nssmc.com/en/index.html
Representative:	Kosei Shindo, Representative Director and President
Contact:	Fumiaki Ohnishi, General Manager, Public Relations Center
Telephone:	+81-3-6867-2130
Scheduled date to submit Securities Report:	August 9, 2018
Scheduled date to pay dividends:	—
Preparation of supplemental explanatory materials:	Yes
Holding of quarterly financial results meeting:	Yes (for investment analysts)

(Figures of less than ¥1 million have been omitted.)

Consolidated Financial and Operating Results through the First Quarter of Fiscal 2018

(April 1, 2018—June 30, 2018)

(1)	Consolidated Operating Results (Accumulated)

	(Percentage figures are changes from the same period of the previous fiscal year.)
	Net sales		Operating profit		Ordinary profit		Profit attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
First quarter of Fiscal 2018	1,440,883	6.3	48,195	(27.6)	87,745	(18.8)	96,354	35.0
First quarter of Fiscal 2017	1,355,466	29.0	66,536	—	107,999	—	71,352	—

(For reference) Comprehensive income:	First quarter of Fiscal 2018	¥37,934 million	(51.3)%
	First quarter of Fiscal 2017	¥77,902 million	— %

	Earnings per share	Earnings per share after full dilution
	Yen	Yen
First quarter of Fiscal 2018	109.17	—
First quarter of Fiscal 2017	80.84	—

(2)	Consolidated Financial Results

	Total assets	Net assets	Ratio of shareholders’ equity to total assets
	Millions of yen	Millions of yen	%
First quarter of Fiscal 2018	7,639,992	3,514,078	41.2
Fiscal 2017	7,526,351	3,515,501	41.8

(For reference) Shareholders’ equity:	First quarter of Fiscal 2018	¥3,148,466 million
	Fiscal 2017	¥3,145,450 million

1.	Qualitative Information for the First Quarter of Fiscal 2018

Global and Domestic Economic Conditions in the First Quarter of Fiscal 2018

The global economy as a whole showed a solid performance, with the economies of the United States and China holding strong. The economies of Europe and emerging countries reported a further gradual recovery.

The Japanese economy continued to recover moderately, evidenced by such factors as continuing improvements in the employment and income environments and a recovery in corporate production activities

Operating Results by Business Segment in the First Quarter of Fiscal 2018

Business segment of the Nippon Steel & Sumitomo Metal Corporation Group (the NSSMC Group) strived to respond to the changing business environment and to improve sales and earnings. An overview of operating results by business segment is shown below.

	Net Sales		Ordinary Profit
	1Q FY2018	1Q FY2017	1Q FY2018	1Q FY2017
	(billions of yen)
Steelmaking and steel fabrication	1,283.4	1,208.8	81.6	98.7
Engineering and construction	70.2	60.8	(0.2)	(0.6)
Chemicals	49.2	46.5	5.7	2.5
New materials	10.7	9.0	0.7	0.4
System solutions	58.4	58.1	5.2	5.0

Total	1,472.0	1,383.5	93.1	106.1

Adjustment	(31.2)	(28.0)	(5.3)	1.8

Consolidated total	1,440.8	1,355.4	87.7	107.9

Steelmaking and Steel Fabrication

In the Steelmaking and Steel Fabrication segment, domestic steel demand remained firm, especially shipments to the automotive and industrial machinery sectors. Overseas steel demand as a whole was on a rising trend. In the domestic and overseas steel markets, prices were at a generally high level against a background of solid demand.

In such an environment, the segment increased sales compared to the previous year but recorded a decline in profit due to a difference in inventory devaluation and despite NSSMC’s efforts to improve costs and to secure appropriate sales prices for continuous supply; this includes adjusting steel product prices, given surges in prices of some auxiliary materials such as scrap and alloy, other material procurement costs, and distribution costs.

The Steelmaking and Steel Fabrication segment recorded net sales of ¥1,283.4 billion and ordinary profit of ¥81.6 billion.

Engineering and Construction

Nippon Steel & Sumikin Engineering Co., Ltd. experienced gradually improving business conditions as oil prices rose and overseas steel manufacturers resumed their capital investments. In addition, the business environment in Japan for construction remained favorable, and steady progress toward project completions was made thanks to strict control of project execution. As a result, both sales and profit recovered but were affected by rising procurement prices and other factors. The Engineering and Construction segment posted net sales of ¥70.2 billion and ordinary loss of ¥0.2 billion.

Chemicals

Nippon Steel & Sumikin Chemical Co., Ltd. reported increases in both sales and profit. In the coal tar chemicals business, a significant improvement in supply and demand conditions led to an increase in the price of needle coke. The chemicals business experienced favorable supply and demand conditions for styrene monomer. The functional materials business continued to record strong sales of resists for LCDs, while the epoxy business also extended firm sales of epoxy for electronic materials. As a result, the Chemicals segment recorded net sales of ¥49.2 billion and ordinary profit of ¥5.7 billion.

New Materials

Nippon Steel & Sumikin Materials Co., Ltd. within its semiconductor and electronics industrial materials business, sustained favorable performance in sales of metal foils for suspension and other materials. Moreover, in the environmental and energy field, sales of metal substrates expanded as the company steadily captured demand in the emerging countries. Although overall performance was affected by severe market competition, an increase in sales raised both net sales and profit. The New Materials segment posted net sales of ¥10.7 billion and ordinary profit of ¥0.7 billion.

System Solutions

NS Solutions Corporation provides advanced solution services and other comprehensive solutions in the planning, configuration, operation, and maintenance of IT systems for clients in a wide range of business fields. During the first quarter, against the backdrop of robust system investments stemming mainly from customers’ advanced operational needs, the company’s business environment continued to be favorable. In addition, NS Solutions proceeded with the preparation of systems associated with the NSSMC Group’s reorganization, including Nisshin Steel, which is scheduled to become a fully-owned subsidiary of NSSMC. As a result, the company reported increases in both net sales and profit. The System Solutions segment recorded net sales of ¥58.4 billion and ordinary profit of ¥5.2 billion.

Sales and Profit for the First Quarter of Fiscal 2018

Compared to the same quarter of the previous year NSSMC posted an increase in consolidated net sales to ¥1,440.8 billion, a decline in operating profit to ¥48.1 billion, a decline in ordinary profit to ¥87.7 billion, and an increase in profit attributable to owners of parent to ¥96.3 billion for the first quarter of fiscal 2018 under review.

2.	Quarterly Consolidated Financial Statements and Related Notes

(1)	Quarterly Consolidated Balance Sheets

ASSETS	March 31, 2018	June 30, 2018
	(millions of yen)
Current assets:
Cash and bank deposits	108,782	136,645
Notes and accounts receivable	678,579	617,074
Inventories	1,380,003	1,436,756
Other	233,902	252,138
Less: Allowance for doubtful accounts	(1,766)	(1,649)
Total current assets	2,399,500	2,440,964

Fixed assets:
Tangible fixed assets:
Buildings and structures	759,716	766,261
Machinery, equipment and vehicles	1,131,993	1,212,751
Other	983,250	977,552

	2,874,959	2,956,565
Intangible assets	84,972	120,736

Investments and others:
Investments in securities	871,399	848,592
Shares of subsidiaries and affiliates	1,069,688	1,017,874
Net defined benefit assets	116,573	113,323
Other	112,982	145,768
Less: Allowance for doubtful accounts	(3,726)	(3,832)

	2,166,917	2,121,725
Total fixed assets	5,126,850	5,199,028

Total assets	7,526,351	7,639,992

LIABILITIES	March 31, 2018	June 30, 2018
	(millions of yen)
Current liabilities:
Notes and accounts payable	775,126	770,234
Short-term loans payable	300,632	398,482
Commercial paper	76,000	130,000
Bonds due within one year	85,700	75,700
Income taxes payable	43,916	37,373
Provision for loss on construction contracts	1,508	2,941
Other	803,197	724,685
Total current liabilities	2,086,080	2,139,418

Long-term liabilities:
Bonds and notes	209,996	229,997
Long-term loans payable	1,380,660	1,429,221
Allowance and reserve	4,991	4,536
Net defined benefit liabilities	166,152	168,568
Other	162,967	154,171
Total long-term liabilities	1,924,768	1,986,495

Total liabilities	4,010,849	4,125,914

NET ASSETS

Shareholders’ equity:
Common stock	419,524	419,524
Capital surplus	386,865	387,654
Retained earnings	2,076,769	2,137,804
Less: Treasury stock, at cost	(132,162)	(132,175)

	2,750,997	2,812,808
Accumulated other comprehensive income:
Unrealized gains on available-for-sale securities	313,116	299,016
Deferred hedge income (loss)	(2,107)	(106)
Unrealized gains on revaluation of land	3,001	2,966
Foreign currency translation adjustments	(4,898)	(52,323)
Remeasurements of defined benefit plans	85,341	86,105

	394,453	335,658
Non-controlling interests in consolidated subsidiaries	370,050	365,611

Total net assets	3,515,501	3,514,078

Total liabilities and net assets	7,526,351	7,639,992

(2)	Quarterly Consolidated Statements of Operations and Quarterly Consolidated Statements of Comprehensive Income

Quarterly Consolidated Statements of Operations

	First quarter of Fiscal 2017	First quarter of Fiscal 2018
	(millions of yen)
Operating revenues:
Net sales	1,355,466	1,440,883
Cost of sales	1,164,929	1,256,790

Gross profit	190,537	184,092

Selling, general and administrative expenses	124,000	135,897

Operating profit	66,536	48,195

Non-operating profit and loss:
Non-operating profit:
Interest income	1,348	1,375
Dividend income	7,952	9,093
Equity in profit of unconsolidated subsidiaries and affiliates	35,708	35,139
Other	11,142	9,082

	56,153	54,690

Non-operating loss:
Interest expense	5,345	4,561
Other	9,344	10,580

	14,690	15,141

Ordinary profit	107,999	87,745

Extraordinary profit:
Gain on sales of investment in securities	—	10,296
	—	10,296

Profit before income taxes	107,999	98,042

Income taxes - current and deferred	29,419	(1,755)

Profit	78,580	99,797

Profit attributable to non-controlling interests	7,228	3,442

Profit attributable to owners of parent	71,352	96,354

Quarterly Consolidated Statements of Comprehensive Income

	First quarter of Fiscal 2017	First quarter of Fiscal 2018
	(millions of yen)
Profit	78,580	99,797
Other comprehensive income
Unrealized gains on available-for-sale securities	1,168	(12,615)
Deferred hedge income (loss)	(655)	1,649
Foreign currency translation adjustments	(5,906)	(37,657)
Remeasurements of defined benefit plans	5,748	425
Share of other comprehensive income of affiliates accounted for using equity method	(1,032)	(13,665)

Total other comprehensive income	(678)	(61,862)

Comprehensive income	77,902	37,934

(breakdown)
Comprehensive income attributable to owners of parent	71,993	37,594
Comprehensive income attributable to non-controlling interests	5,908	339

(3)	Notes on Quarterly Consolidated Financial Statements

(Notes on Going Concern Assumption)

None

(Notes in Case of Significant Changes to Shareholders’ Equity)

None

(Adoption of Special Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements)

The Company reasonably estimated the effective tax rate following application of tax-effect accounting on profit before income taxes for the consolidated fiscal year, which includes the quarterly period under review, and applied this percentage to quarterly profit before income taxes to determine income taxes.

(Changes in Accounting Principles, Changes in Accounting Estimates, and Retrospective Restatements)

At the beginning of the first quarter of fiscal 2018, the Company adopted the “Implementation Guidance on Tax Effect Accounting” (ASBJ Guidance No. 28, February 16, 2018) and “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26, February 16, 2018).

The application of this guidance had no effect on the quarterly consolidated financial statements for the first quarter of fiscal 2018.

PART II

Information Not Required in Prospectus

Item 20.	Indemnification of Officers and Directors

Article 330 of the Companies Act of Japan makes the provision of Section 10, Chapter 2, Book III of the Civil Code of Japan applicable to the relationship between the registrant and its directors and audit & supervisory board members, respectively. Section 10, among other things, provides in effect that:

(1)	Any director or audit & supervisory board member of a company may demand advance payment of expenses which are considered necessary for the management of the affairs of such company entrusted to him;

(2)

If a director or an audit & supervisory board member of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, he may demand reimbursement therefor from the company;

(3)

If a director or an audit & supervisory board member has assumed an obligation necessary for the management of the affairs entrusted to him, he may require the company to perform it in his place or, if it is not due, to furnish adequate security; and

(4)

If a director or an audit & supervisory board member, without any fault on his part, sustains damage through the management of the affairs entrusted to him, he may demand compensation therefor from the company.

Under Article 388 of the Companies Act, a company may not refuse a demand from an audit & supervisory board member referred to in subparagraphs (1) through (3) above unless the company establishes that the relevant expense or obligation was or is not necessary for the performance of the audit & supervisory board member’s duties.

The directors and audit & supervisory board members of the registrant maintain liability insurance to cover themselves against liability for damages incurred by them in connection with their performance of duties in their respective capacities as such and litigation expenses incurred in relation thereto. The premium for the insurance is paid by the registrant, except for the premium for the special coverage portion of the insurance relating to liability arising from a derivative action to be owed by a director or audit & supervisory board member to the registrant and litigation expenses incurred in relation thereto.

Item 21.	Exhibits and Financial Statements Schedules

(a) Exhibits

2.1

Share Exchange Agreement among Nippon Steel  & Sumitomo Metal Corporation and Nisshin Steel Co., Ltd. (English translation filed herewith as Appendix A to the prospectus which is part of this registration statement)

3.1	Articles of Incorporation of Nippon Steel & Sumitomo Metal Corporation (English translation)

3.2	Regulations Relating to Shares of Nippon Steel & Sumitomo Metal Corporation (English translation)

3.3	Regulations of the Board of Directors of Nippon Steel & Sumitomo Metal Corporation (English translation)

3.4	Regulations of the Audit & Supervisory Board of Nippon Steel & Sumitomo Metal Corporation (English translation)

4.1	Form of Amended and Restated Deposit Agreement among Nippon Steel & Sumitomo Metal Corporation and JPMorgan Chase Bank, N.A. as Depositary and holders of American Depositary Receipts (1)

5.1	Opinion of Nishimura & Asahi regarding legality of securities

8.1	Opinion of Sullivan & Cromwell LLP regarding United States Federal tax consequences of the Share Exchange

8.2	Opinion of Nishimura & Asahi regarding Japanese tax consequences of the Share Exchange (included in Exhibit 5.1)

21.1	Subsidiaries of Nippon Steel & Sumitomo Metal Corporation (included in “Our Business—Organizational Structure”)

23.1	Consent of KPMG AZSA LLC

23.2	Consent of Nishimura & Asahi (included in Exhibit 5.1)

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)

23.4	Consent of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

23.5	Consent of Nisshin Steel’s Third-party Committee

24.1	Powers of Attorney (included in Part II of this registration statement)

99.1	Notice of convocation of Nisshin Steel Co., Ltd.’s general meeting of shareholders and attachments thereto (English translation)

99.2	Form of mail-in-ballot for Nisshin Steel Co., Ltd.’s general meeting of shareholders (English translation)

99.3	Selected Articles of the Companies Act of Japan (English translation filed herewith as Appendix D to the prospectus which is part of this registration statement)

(1)

Incorporated by reference from the post-effective amendment No. 1 to Form F-6 registration statement (File No. 333-183819) filed by Nippon Steel & Sumitomo Metal Corporation and JPMorgan Chase Bank, N.A. on September 17, 2015.

(b) Financial Statement Schedules

Not applicable.

(c) Reports, Opinions and Appraisals

See Appendices B and C.

Item 22.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F (17 CFR 249.220f) at the start of any delayed offering or throughout a continuous offering.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)

The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8)	The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a)(7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(10)

The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Japan, on [November] [DAY], 2018.

NIPPON STEEL & SUMITOMO METAL CORPORATION

By
	Name:	Kosei Shindo
	Title:	Representative Director and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [NAME(S)][, and [NAME], and each of them,] as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments, including post-effective amendments, and supplements to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on [November] [DAY], 2018.

Signature	Title
Shoji Muneoka	Representative Director and Chairman

Kosei Shindo	Representative Director and President (Principal Executive Officer)

Eiji Hashimoto	Representative Director and Executive Vice President

Toshiharu Sakae	Representative Director and Executive Vice President

Shinji Tanimoto	Representative Director and Executive Vice President

Shinichi Nakamura	Representative Director and Executive Vice President

Akihiko Inoue	Representative Director and Executive Vice President

Katsuhiro Miyamoto	Representative Director and Executive Vice President (Principal Financial Officer and Principal Accounting Officer)

Shin Nishiura	Managing Director

Atsushi Iijima	Managing Director

Yutaka Andoh	Managing Director

Takashi Yatsunami	Authorized Representative in the United States